As filed with the U.S. Securities and Exchange Commission on December 14, 2009

Registration No. 333-162639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

XEROX CORPORATION

(Exact name of registrant as specified in its charter)

New York	3577	16-0468020
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

45 Glover Avenue

P.O. Box 4505

Norwalk, Connecticut 06856-4505

(203) 968-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Don H. Liu

Senior Vice President, General Counsel and Secretary

Xerox Corporation

45 Glover Avenue

P.O. Box 4505

Norwalk, Connecticut 06856-4505

(203) 968-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Mario Ponce, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	Tas Panos, Esq. General Counsel Affiliated Computer Services, Inc. 2828 North Haskell Avenue Dallas, Texas 75204 (214) 841-6111	James C. Woolery, Esq. Minh Van Ngo, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019-7475 (212) 474-1000	David C. Chapin, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110-2624 (617) 951-7000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non–accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY — SUBJECT TO COMPLETION — DATED DECEMBER 14, 2009

Xerox Corporation	Affiliated Computer Services, Inc.

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

[—], 2009

Dear Stockholders:

Xerox Corporation and Affiliated Computer Services, Inc. have entered into a merger agreement pursuant to which Xerox will acquire ACS. In the proposed merger, each outstanding share of ACS Class A common stock will be converted into the right to receive 4.935 shares of Xerox common stock and $18.60 in cash. Each share of ACS Class B common stock will be converted into the right to receive 4.935 shares of Xerox common stock, $18.60 in cash and a fraction of a share of a new series of preferred stock to be issued by Xerox and designated as Xerox Corporation Series A Convertible Perpetual Preferred Stock. Upon completion of the merger, Xerox and ACS expect that former ACS stockholders will own approximately 36% of the outstanding shares of Xerox common stock and former Xerox stockholders will own approximately 64% of the outstanding shares of Xerox common stock, based on the number of shares of Xerox common stock issued and outstanding as of September 27, 2009, the date of the execution of the merger agreement.

The board of directors of Xerox has determined that the merger agreement and the merger are advisable and in the best interests of Xerox and its stockholders and has approved the merger agreement and the merger. The board of directors of ACS (other than Mr. Darwin Deason, who was recused from the meeting), acting upon the unanimous recommendation of the strategic transaction committee of the ACS board of directors, has determined that the merger agreement and the merger are advisable and in the best interests of ACS and its stockholders and has approved the merger agreement and the merger.

THE BOARD OF DIRECTORS OF XEROX UNANIMOUSLY RECOMMENDS THAT XEROX STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ISSUE SHARES OF XEROX COMMON STOCK REQUIRED TO BE ISSUED PURSUANT TO THE MERGER AGREEMENT. THE BOARD OF DIRECTORS OF ACS (OTHER THAN MR. DARWIN DEASON, WHO WAS RECUSED FROM THE MEETING), ACTING UPON THE UNANIMOUS RECOMMENDATION OF THE STRATEGIC TRANSACTION COMMITTEE OF THE ACS BOARD OF DIRECTORS, UNANIMOUSLY RECOMMENDS THAT ACS STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT.

We cannot complete the merger unless the issuance of shares of Xerox common stock required to be issued pursuant to the merger agreement is approved by the affirmative vote of holders of a majority in voting power of the shares of Xerox common stock represented (whether in person or by proxy) at the Xerox special meeting (provided that at least a majority in voting power of the shares of Xerox common stock outstanding are represented in person or by proxy at such meeting or any adjournment or postponement thereof) or any adjournment or postponement thereof and the merger agreement is adopted by the affirmative vote of holders of a majority in voting power of the outstanding shares of ACS Class A common stock and ACS Class B common stock, voting together as a single class, and the affirmative vote of holders of a majority of the outstanding shares of ACS Class A common stock (other than those shares of ACS Class A common stock held, directly or indirectly, by holders of ACS Class B common stock), voting as a single, separate class. We urge you to read carefully the accompanying joint proxy statement/prospectus, which includes important information about Xerox, ACS and the proposed merger. In particular, please see the section entitled “Risk Factors” beginning on page 27 of the accompanying joint proxy statement/prospectus which contains a description of the risks that you should consider in evaluating the proposed merger.

Shares of Xerox common stock are listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “XRX.” Shares of ACS Class A common stock are listed on the New York Stock Exchange under the symbol “ACS.” On [—], 2009, the most recent practicable trading day prior to the printing of the accompanying joint proxy statement/prospectus, the last sales price of Xerox common stock was $[—] per share and the last sales price of ACS Class A common stock was $[—] per share. You should obtain current market quotations for both Xerox common stock and ACS Class A common stock.

On [—], each company is holding a special meeting of stockholders in order to obtain the stockholder approvals necessary to complete the merger as more fully described in the accompanying joint proxy statement/prospectus. Whether or not you expect to attend the special meeting in person, we urge you to submit your proxy as promptly as possible. You have a choice of submitting your proxy over the Internet, by telephone or by marking, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. Please refer to the instructions on the enclosed proxy card.

[—] Ursula M. Burns Chief Executive Officer of Xerox Corporation	[—] Lynn R. Blodgett President and CEO of Affiliated Computer Services, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued in connection with the merger or determined if the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated [—], 2009, and is first being mailed or otherwise delivered to stockholders of Xerox and stockholders of ACS on or about [—], 2009.

ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus incorporates by reference important business and financial information about Xerox and ACS from documents that are not included in or delivered with the joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in the joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Xerox Corporation 45 Glover Avenue P.O. Box 4505 Norwalk, Connecticut 06856-4505 Attention: Investor Relations (203) 968-3000 www.xerox.com (“Investor Relations” tab)	Affiliated Computer Services, Inc. 2828 North Haskell Dallas, Texas 75204 Attention: Investor Relations (214) 841-8281 www.acs-inc.com (“Investor Relations” tab)

In addition, if you have questions about the merger or the special meetings, or if you need to obtain copies of the accompanying joint proxy statement/prospectus, proxy cards, election forms or other documents incorporated by reference in the joint proxy statement/prospectus, you may contact the appropriate contact listed below. You will not be charged for any of the documents you request.

If you are a Xerox stockholder: Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022 (877) 456-3442 (toll free) (212) 750-5833 (banks and brokers collect)	If you are an ACS stockholder: MacKenzie Partners Inc. 105 Madison Avenue New York, NY 10016 (800) 322-2885 (toll free) (212) 929-5500 (collect) E-mail: acsproxy@mackenziepartners.com

If you would like to request documents, please do so by [—], 2009, in order to receive them before the special meetings.

For a more detailed description of the information incorporated by reference in the accompanying joint proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 181 of the accompanying joint proxy statement/prospectus.

Xerox Corporation 45 Glover Avenue P.O. Box 4505 Norwalk, CT 06856-4505

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

[—], 2009

Dear Stockholders:

You are cordially invited to attend a special meeting of stockholders of Xerox Corporation (“Xerox”) to be held on [—], at [—], local time, at [—], unless the special meeting is adjourned or postponed. The purposes of the special meeting are to consider and vote upon the following matters:

1.	a proposal to approve the issuance of shares of Xerox common stock required to be issued to Affiliated Computer Services, Inc. (“ACS”) stockholders pursuant to the Agreement and Plan of Merger, dated as of September 27, 2009, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 13, 2009 (the “merger agreement”), among Xerox, Boulder Acquisition Corp. (a wholly-owned subsidiary of Xerox established for the purpose of effecting the merger) and ACS, which provides for the merger of ACS with and into Boulder Acquisition Corp. (the “merger”); and

2.	a proposal to approve the adjournment of the special meeting, if necessary or appropriate, including to solicit additional proxies.

The accompanying joint proxy statement/prospectus describes the merger agreement and the proposed merger in detail. THE XEROX BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER AGREEMENT AND MERGER ARE ADVISABLE AND IN THE BEST INTERESTS OF XEROX AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT XEROX STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE THE ISSUANCE OF SHARES OF XEROX COMMON STOCK REQUIRED TO BE ISSUED PURSUANT TO THE MERGER AGREEMENT AND “FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, INCLUDING TO SOLICIT ADDITIONAL PROXIES. We cannot complete the merger unless the issuance of shares of Xerox common stock required to be issued pursuant to the merger agreement is approved by the affirmative vote of holders of a majority in voting power of the shares of Xerox common stock represented (whether in person or by proxy) at the Xerox special meeting or any adjournment or postponement thereof (provided that at least a majority in voting power of the shares of Xerox common stock outstanding are represented in person or by proxy at such meeting or any adjournment or postponement thereof).

Stockholders of record of Xerox common stock as of the close of business on December 11, 2009, are entitled to receive notice of the special meeting and to vote at it or at any adjournment or postponement thereof. Stockholders who hold shares in street name may vote through their brokers, banks or other nominees. If you wish to attend the special meeting and your shares are held in the name of a broker, trust, bank or other nominee, you must bring with you a proxy or letter from the broker, trustee, bank or nominee to confirm your beneficial ownership of the shares. A list of stockholders eligible to vote at the special meeting will be available for inspection at the special meeting.

For the Board of Directors,

[—]

Anne M. Mulcahy

Chairman of the Board

Your vote is very important. Please return your proxy as soon as possible, whether or not you expect to attend the special meeting in person. You may submit your proxy over the Internet, by telephone or by marking, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. You may revoke your proxy at any time before the special meeting. If you attend the special meeting and vote in person, your proxy will not be used.

AFFILIATED COMPUTER SERVICES, INC.

2828 North Haskell Avenue

Dallas, Texas 75204

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

[—], 2009

To the stockholders of Affiliated Computer Services, Inc:

A special meeting of the stockholders of Affiliated Computer Services, Inc. (“ACS”) will be held at [—] on [—], at [—], central standard time, unless the special meeting is adjourned or postponed. At the special meeting, ACS stockholders will be asked to:

•

consider and act on a proposal to adopt the Agreement and Plan of Merger, dated as of September 27, 2009, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 13, 2009 (the “merger agreement”), among Xerox, Boulder Acquisition Corp. (a wholly-owned subsidiary of Xerox established for the purpose of effecting the merger) and ACS, which provides for the merger of ACS with and into Boulder Acquisition Corp. (the “merger”) and pursuant to which ACS stockholders will have the right to receive, for each share of ACS Class A common stock held immediately prior to the merger (i) 4.935 shares of Xerox common stock and (ii) $18.60 in cash, and for each share of ACS Class B common stock held immediately prior to the merger (i) 4.935 shares of Xerox common stock, (ii) $18.60 in cash and (iii) a fraction of a share of a new series of preferred stock to be issued by Xerox and designated as Xerox Corporation Series A Convertible Perpetual Preferred Stock; and

•	approve the adjournment of the ACS special meeting (if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to adopt the merger agreement).

The accompanying joint proxy statement/prospectus describes the merger agreement and the proposed merger in detail.

Please note that only stockholders of record as of the close of business on December 11, 2009 will be eligible to vote at the special meeting. Stockholders who hold shares in street name may vote through their brokers, banks or other nominees. If you wish to attend the special meeting and your shares are held in the name of a broker, trust, bank or other nominee, you must bring with you a proxy or letter from the broker, trustee, bank or nominee to confirm your beneficial ownership of the shares. Your vote is important. You may submit a proxy over the Internet, by telephone or by mail. In order to complete the merger, the holders of a majority in voting power of the outstanding shares of ACS Class A common stock and ACS Class B common stock, voting together as a single class, and the holders of a majority of the outstanding shares of ACS Class A common stock (other than those shares of ACS Class A common stock held, directly or indirectly, by holders of ACS Class B common stock), voting as a single, separate class, in each case, entitled to vote on such proposal at such meeting at which a quorum is present must vote to adopt the merger agreement.

Under Delaware law, holders of record of ACS common stock who do not vote in favor of adoption of the merger agreement and who properly demand appraisal of their shares will have the right to seek appraisal of the fair value of their shares of ACS common stock if the merger is completed. To exercise your appraisal rights, you must strictly follow the procedures prescribed by Delaware law, including, among other things, submitting a written demand for appraisal to ACS before the vote is taken on the merger proposal. These procedures are summarized in the accompanying joint proxy statement/prospectus in the section entitled “The Merger — Appraisal Rights” beginning on page 130 (the text of the applicable provisions of Delaware law is included as Annex G to the accompanying joint proxy statement/prospectus).

For more information about the transactions contemplated by the merger agreement and the ACS special meeting, please review carefully the accompanying joint proxy statement/prospectus, the annexes thereto and the information incorporated thereto.

THE ACS BOARD OF DIRECTORS (OTHER THAN MR. DARWIN DEASON, WHO WAS RECUSED FROM THE MEETING), ACTING UPON THE UNANIMOUS RECOMMENDATION OF THE STRATEGIC TRANSACTION COMMITTEE OF THE ACS BOARD OF DIRECTORS, UNANIMOUSLY RECOMMENDS THAT ACS STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND “FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE ACS SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, INCLUDING TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO ADOPT THE MERGER AGREEMENT.

Very truly yours,

[—]

Lynn R. Blodgett

President and CEO

JOINT PROXY STATEMENT/PROSPECTUS

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and the special meetings. These questions and answers may not address all questions that may be important to you as a stockholder. To better understand these matters, and for a description of the legal terms governing the merger, you should carefully read this entire joint proxy statement/prospectus, including the annexes, as well as the documents that have been incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 181. All references in this joint proxy statement/prospectus to “Xerox” refer to Xerox Corporation, a New York corporation; all references in this joint proxy statement/prospectus to “ACS” refer to Affiliated Computer Services, Inc., a Delaware corporation; all references in this joint proxy statement/prospectus to “Merger Sub” refer to Boulder Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Xerox; unless otherwise indicated or as the context requires, all references in this joint proxy statement/prospectus to “we” refer to Xerox and ACS; and all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated September 27, 2009, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 13, 2009, among Xerox, Merger Sub and ACS, a copy of which is attached as Annex A to this joint proxy statement/prospectus.

About the Merger

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	Xerox and ACS have entered into the merger agreement, pursuant to which ACS will be merged with and into Boulder Acquisition Corp., with Boulder Acquisition Corp. continuing as the surviving corporation in the merger.

Xerox is holding a special meeting of stockholders in order to obtain the stockholder approval necessary to issue shares of Xerox common stock required to be issued pursuant to the merger agreement, as described in this joint proxy statement/prospectus. ACS is holding a special meeting of stockholders in order to obtain the stockholder approval necessary to adopt the merger agreement, as described in this joint proxy statement/prospectus.

We will be unable to complete the merger unless both the Xerox and ACS stockholder approvals are obtained at the respective special meetings.

We have included in this joint proxy statement/prospectus important information about the merger, the merger agreement (a copy of which is attached as Annex A) and the Xerox and ACS special meetings. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the applicable special meeting. Your vote is very important and we encourage you to submit your proxy as soon as possible.

Q:	What will I receive in the merger?

A:	If the merger is completed, holders of ACS Class A common stock will receive for each share of ACS Class A common stock held immediately prior to the merger (other than shares owned directly or indirectly by Xerox or ACS (which will be cancelled) and other than those shares with respect to which appraisal rights are properly exercised and not withdrawn, if any, which we collectively refer to in this joint proxy statement/prospectus as the “excluded shares”) (i) 4.935 shares of Xerox common stock and (ii) $18.60 in cash.

If the merger is completed, holders of ACS Class B common stock (which, together with the ACS Class A common stock, we refer to in this joint proxy statement/prospectus as the “ACS common stock”) will receive for each share of ACS Class B common stock held immediately prior to the merger (other than excluded shares) (i) 4.935 shares of Xerox common stock, (ii) $18.60 in cash and (iii) a fraction of a share of a new series of preferred stock to be issued by Xerox and designated as Xerox Corporation Series A Convertible Perpetual Preferred Stock, which we refer to in this joint proxy statement/prospectus as the

“Xerox Convertible Preferred Stock.” As of the date of the execution of the merger agreement, Mr. Darwin Deason, Chairman of the ACS board of directors, whom we refer to in this joint proxy statement/prospectus as “Mr. Deason,” was the sole holder of ACS Class B common stock. The Xerox Convertible Preferred Stock will rank senior to the Xerox common stock with respect to dividend rights and rights on liquidation, winding-up and dissolution of Xerox. A description of additional terms of the Xerox Convertible Preferred Stock is set forth under the section entitled “Description of Xerox Convertible Preferred Stock” beginning on page 166.

ACS stockholders will not receive any fractional shares of Xerox common stock in the merger. Instead, the total number of shares of Xerox common stock that each ACS stockholder would have been entitled to receive will be rounded down to the nearest whole number, and Xerox will pay cash for the remaining fractional share of Xerox common stock that an ACS stockholder would otherwise have been entitled to receive. The amount of cash payable for such fractional share of Xerox common stock will be determined by multiplying the fraction (after taking into account all shares of ACS common stock that are converted by such ACS stockholder) by the per share closing price of Xerox common stock on the last trading day immediately prior to the completion of the merger.

Xerox stockholders will not receive any merger consideration and will continue to hold their shares of Xerox common stock.

Q:	How do I calculate the value of the merger consideration?

A:	Because Xerox will issue a fixed number of shares of Xerox common stock in exchange for each share of ACS common stock, the value of the merger consideration that ACS stockholders will receive in the merger for each share of ACS common stock will depend on the price per share of Xerox common stock at the time the merger is completed. That price will not be known at the time of the meeting and may be less than the current price or the price at the time of the meeting.

Based on the closing price of $9.02 per share of Xerox common stock on the New York Stock Exchange, which we refer to in this joint proxy statement/prospectus as the “NYSE,” on September 25, 2009, the last trading day before the public announcement of the merger, the merger consideration for ACS Class A common stock represented approximately $63.11 per share of ACS Class A common stock, a 33.6% premium over the closing price of $47.25 per share of ACS Class A common stock on the NYSE on September 25, 2009. Based on the closing price of $[—] per share of Xerox common stock on the NYSE on [—], the latest practicable date before the printing of this joint proxy statement/prospectus, the merger consideration for ACS Class A common stock represented approximately $[—] per share of ACS Class A common stock. Former ACS stockholders are currently expected to own approximately 36% of the shares of Xerox common stock outstanding immediately after the merger, based on the number of shares of Xerox common stock issued and outstanding as of September 27, 2009, the date of the execution of the merger agreement.

Q:	What conditions must be satisfied to complete the merger?

A:	Xerox and ACS are not required to complete the merger unless a number of conditions are satisfied or waived. These conditions include receipt of both Xerox and ACS stockholder approvals, expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder, which we refer to in this joint proxy statement/prospectus as the “HSR Act” (which waiting period expired on November 16, 2009), receipt of other regulatory consents and receipt of legal opinions that the merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to in this joint proxy statement/prospectus as the “Code.” In addition, Xerox is not required to complete the merger if the lenders providing Xerox with debt financing in connection with the merger have declined to provide such financing for certain reasons. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see “The Merger Agreement — Conditions to the Merger” beginning on page 151.

Q:	What constitutes a quorum?

A:	Xerox: Holders of a majority in voting power of the Xerox common stock issued and outstanding and entitled to vote thereat, represented (whether in person or by proxy) at the Xerox special meeting, will constitute a quorum to conduct business at the Xerox special meeting. In the absence of a quorum, the stockholders entitled to vote thereat and represented (whether in person or by proxy) at the Xerox special meeting will have the power to adjourn the meeting.

ACS: Holders of a majority in voting power of the ACS common stock issued and outstanding and entitled to vote thereat, represented (whether in person or by proxy) at the ACS special meeting, will constitute a quorum to conduct business at the ACS special meeting. In the absence of a quorum, the stockholders entitled to vote thereat and represented (whether in person or by proxy) at the ACS special meeting will have the power to adjourn the meeting.

Q:	What vote is required to approve each proposal?

A:	Proposal to Issue Shares of Xerox Common Stock: The affirmative vote of holders of a majority in voting power of the shares of Xerox common stock represented (whether in person or by proxy) at the Xerox special meeting or any adjournment or postponement thereof is required to approve the issuance of shares of Xerox common stock required to be issued pursuant to the merger agreement (provided that at least a majority in voting power of the shares of Xerox common stock outstanding are represented (whether in person or by proxy) at such meeting or any adjournment or postponement thereof). Because the vote required to approve this proposal is based upon the total number of Xerox shares represented at the Xerox special meeting, the abstention from voting by a stockholder will have the same effect as a vote against such proposal.

Proposal to Adopt the Merger Agreement: The affirmative vote of holders of a majority in voting power of the outstanding shares of ACS common stock, voting together as a single class, and the affirmative vote of holders of a majority of the outstanding shares of ACS Class A common stock (other than those shares of ACS Class A common stock held, directly or indirectly, by holders of ACS Class B common stock), voting as a single, separate class, are required to adopt the merger agreement. Because the votes required to approve this proposal are based upon the number of outstanding shares of ACS common stock, the failure to submit a proxy card (or the failure to submit a proxy by telephone or over the Internet or to vote in person at the ACS special meeting) or the abstention from voting by a stockholder will have the same effect as a vote against such proposal. A “broker non-vote” will also have the same effect as a vote against such proposal. See “The ACS Special Meeting — Quorum” beginning on page 58.

Proposal to Adjourn the Xerox Special Meeting: Assuming a quorum of stockholders is represented (whether in person or by proxy) at the Xerox special meeting, the affirmative vote of holders of a majority of the votes cast in favor of or against such proposal by holders of shares of Xerox common stock is required to adjourn the Xerox special meeting, if necessary or appropriate, including to solicit additional proxies. In the absence of a quorum, the stockholders entitled to vote thereat and represented (whether in person or by proxy) at the Xerox special meeting will have the power to adjourn the meeting.

Proposal to Adjourn the ACS Special Meeting: Assuming a quorum of stockholders is represented (whether in person or by proxy) at the ACS special meeting, the affirmative vote of holders of a majority in voting power of the shares of ACS common stock represented (whether in person or by proxy) at such meeting and entitled to vote thereon and which has actually been voted, is required to adjourn the ACS special meeting, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to adopt the merger agreement. In the absence of a quorum, the stockholders entitled to vote thereat and represented (whether in person or by proxy) at the ACS special meeting will have the power to adjourn the meeting.

Q:	When do you expect the merger to be completed?

A:

Xerox and ACS are working to complete the merger as quickly as possible, and we anticipate that it will be completed in the first calendar quarter of 2010. However, the merger is subject to various regulatory approvals and other conditions, and it is possible that factors outside the control of both companies could result in the merger being completed at a later time, or not at all. We expect that the stockholder approvals will be the last closing condition (other than those closing conditions that by their terms are to be satisfied at the closing) to be satisfied and if so, pursuant to the merger agreement, unless Xerox and ACS otherwise agree, the merger would be completed no later than three business days after the stockholder approvals are obtained.

Q:	What are the material U.S. federal income tax consequences of the merger to U.S. holders of shares of ACS Class A common stock?

A:	The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Therefore, for U.S. federal income tax purposes, as a result of the merger, a U.S. holder of shares of ACS Class A common stock generally will only recognize gain (but not loss) in an amount not to exceed the cash received as part of the merger consideration and will recognize gain or loss with respect to any cash received in lieu of fractional shares of Xerox common stock. See “The Merger — Material U.S. Federal Income Tax Consequences” beginning on page 127.

Q:	Are ACS stockholders entitled to appraisal rights?

A:	Yes. Under Delaware law, holders of shares of ACS common stock that meet certain requirements will have the right to dissent from the merger and obtain payment in cash for the fair value of their shares of ACS common stock, as determined by the Delaware Chancery Court, rather than the merger consideration. To exercise appraisal rights, ACS stockholders must strictly follow the procedures prescribed by Delaware law. These procedures are summarized under the section entitled “The Merger — Appraisal Rights” beginning on page 130. In addition, the text of the applicable appraisal rights provisions of Delaware law is included as Annex G to this joint proxy statement/prospectus.

Q:	What are the recommendations of the Xerox and ACS boards of directors?

A:	Each board of directors has approved the merger agreement and the merger and determined that the merger agreement and the merger are advisable and in the best interests of its stockholders.

THE XEROX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT XEROX STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE THE ISSUANCE OF SHARES OF XEROX COMMON STOCK REQUIRED TO BE ISSUED PURSUANT TO THE MERGER AGREEMENT. See “The Merger — Recommendation of the Xerox Board of Directors; Xerox’s Reasons for the Merger” beginning on page 105.

THE ACS BOARD OF DIRECTORS (OTHER THAN MR. DEASON, WHO WAS RECUSED FROM THE MEETING), ACTING UPON THE UNANIMOUS RECOMMENDATION OF THE STRATEGIC TRANSACTION COMMITTEE OF THE ACS BOARD OF DIRECTORS, WHICH WE REFER TO IN THIS JOINT PROXY STATEMENT/PROSPECTUS AS THE “STRATEGIC TRANSACTION COMMITTEE,” UNANIMOUSLY RECOMMENDS THAT ACS STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT. See “The Merger — Recommendation of the ACS Board of Directors; ACS’s Reasons for the Merger” beginning on page 75.

Q:	If the merger is completed, when can I expect to receive the merger consideration for my shares of ACS common stock?

A:

Certificated Shares: As soon as reasonably practicable after the effective time of the merger and in no event later than three business days after the effective time, Xerox will cause an exchange agent to mail to each holder of certificated shares of ACS common stock a form of letter of transmittal and instructions for use in effecting the exchange of ACS common stock for the merger consideration. After receiving the proper documentation from a holder of ACS common stock, the exchange agent will deliver to such holder the cash, Xerox common stock and, if applicable, Xerox Convertible Preferred Stock to which such holder is entitled under the merger agreement. More information on the documentation a holder of ACS common stock is required to deliver to the exchange agent may be found under the section entitled “The Merger — Manner and Procedure for Exchanging Shares of ACS Common Stock; No Fractional Shares” beginning on page 125.

Book-Entry Shares: Each holder of record of one or more book-entry shares of ACS common stock whose shares were converted into the right to receive the merger consideration will automatically, upon the effective time of the merger, be entitled to receive, and Xerox will cause the exchange agent to deliver to such holder as promptly as practicable after the effective time, the cash, Xerox common stock and, if applicable, Xerox Convertible Preferred Stock to which such holder is entitled under the merger agreement. Holders of book-entry shares will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent to receive the merger consideration.

Q:	What happens if I sell my shares of ACS common stock before the ACS special meeting?

A:	The record date of the ACS special meeting, which we refer to in this joint proxy statement/prospectus as the “ACS record date,” is earlier than the date of the ACS special meeting and the date that the merger is expected to be completed. If you transfer your shares after the ACS record date but before the ACS special meeting, you will retain your right to vote at the ACS special meeting, but will have transferred the right to receive the merger consideration in the merger. In order to receive the merger consideration, you must hold your shares through completion of the merger.

About the Special Meeting

Q:	When and where will the Xerox and ACS special meetings be held?

A:	Xerox: The Xerox special meeting will be held at [—], on [—], at [—], local time.

ACS: The ACS special meeting will be held at [—] on [—], at [—], central standard time.

Q:	Who is entitled to vote at the Xerox and ACS special meetings?

A:	Xerox has fixed December 11, 2009 as the record date for the Xerox special meeting, which we refer to in this joint proxy statement/prospectus as the “Xerox record date.” If you were a Xerox stockholder at the close of business on the Xerox record date, you are entitled to vote on matters that come before the Xerox special meeting. However, a Xerox stockholder may only vote his or her shares if he or she is present in person or is represented by proxy at the Xerox special meeting.

ACS has fixed December 11, 2009 as the ACS record date. If you were an ACS stockholder at the close of business on the ACS record date, you are entitled to vote on matters that come before the ACS special meeting. However, an ACS stockholder may only vote his or her shares if he or she is present in person or is represented by proxy at the ACS special meeting.

Q:	How many votes do I have?

A:	You are entitled to one vote for each Xerox common share that you owned as of the Xerox record date. As of the close of business on the Xerox record date, there were 869,315,707 outstanding shares of Xerox common stock.

You are entitled to one vote for each share of ACS Class A common stock that you owned as of the ACS record date. As of the close of business on the ACS record date, there were 91,332,532 outstanding shares of ACS Class A common stock. The holders of ACS Class B common stock are entitled to ten votes for each share of ACS Class B common stock that such holders owned as of the ACS record date. As of the close of business on the ACS record date, there were 6,599,372 outstanding shares of ACS Class B common stock. As of the date of the execution of the merger agreement, Mr. Deason was the sole holder of ACS Class B common stock. See “The ACS Special Meeting — Voting by ACS’s Directors and Executive Officers” beginning on page 58.

Q:	What if I hold shares in both Xerox and ACS?

A:	If you are a stockholder of both Xerox and ACS, you will receive two separate packages of proxy materials. A vote as an ACS stockholder for the proposal to adopt the merger agreement will not constitute a vote as a Xerox stockholder for the proposal to issue shares of Xerox common stock required to be issued pursuant to the merger agreement, or vice versa. THEREFORE, PLEASE MARK, SIGN, DATE AND RETURN ALL PROXY CARDS THAT YOU RECEIVE, WHETHER FROM XEROX OR ACS, OR SUBMIT A PROXY AS BOTH A XEROX AND ACS STOCKHOLDER OVER THE INTERNET OR BY TELEPHONE.

Q:	My shares are held in “street name” by my broker. Will my broker automatically vote my shares for me?

A:	No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this joint proxy statement/prospectus has been forwarded to you by your brokerage firm, bank or other nominee, or their agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. This is called a “broker non-vote.”

We believe that under the current rules of the NYSE, (i) broker non-votes will not be counted for purposes of determining the presence or absence of a quorum at the Xerox special meeting or the ACS special meeting and (ii) brokers do not have discretionary authority to vote on either of the Xerox proposals or on either of the ACS proposals. A broker non-vote will have the same effect as a vote against adoption of the merger agreement but will have no effect on the other proposals.

Q:	How are my employee plan shares voted?

A:	Employees of Xerox: Beneficial owners of shares of Xerox common stock held in their accounts in the Xerox Employee Stock Ownership Plan, which we refer to in this joint proxy statement/prospectus as the “ESOP,” can instruct State Street Bank and Trust Company, as the ESOP trustee, which we refer to in this joint proxy statement/prospectus as the “ESOP Trustee,” by telephone, over the Internet or by sending a completed proxy card by mail, how to vote. No matter which method is used, your voting instructions are confidential and will not be disclosed to Xerox. By providing your voting instruction in one of these ways, you instruct the ESOP Trustee to vote the shares allocated to your ESOP account. You also authorize the ESOP Trustee to vote a proportion of the shares of Xerox common stock held in the ESOP trust for which no instructions have been received. To allow sufficient time for voting by the ESOP Trustee, you must provide voting instructions to the trustees no later than [—], central standard time, on [—]. For more information about the voting of plan shares by the trustees of the Xerox employee benefit plans, see “The Xerox Special Meeting — ESOP Voting Instruction” beginning on page 54.

Employees of ACS: In certain cases, the proxy card, or a proxy submitted by telephone or over the Internet, will also serve as voting instructions to the plan administrator or trustee for shares held on behalf of a participant under certain employee benefit plans, described under the section entitled “The ACS Special Meeting — How to Vote” beginning on page 59. To ensure that all shares are voted, please sign and return every proxy card received or submit a proxy by telephone or over the Internet for each proxy card. If you are a registered stockholder of ACS and/or you own shares of ACS common stock through an ACS employee benefit plan, and the accounts are in the same name, you will receive a proxy card representing your combined directly-owned and plan-owned shares that will serve as voting instructions to the designated ACS proxy, if applicable, and also to the trustees of those plans. To allow sufficient time for voting by the trustees of the plans, participants in ACS employee benefit plans must provide voting instructions to the trustees no later than [—] on [—]. For more information about the voting of plan shares by the trustees of the ACS employee benefit plans, see “The ACS Special Meeting — How to Vote” beginning on page 59.

Q:	What do I need to do now?

A:	Read and consider the information contained in this joint proxy statement/prospectus carefully, and then please vote your shares as soon as possible so that your shares may be represented at your special meeting.

Q:	How do I vote?

A:	If you are entitled to vote at your company’s special meeting, you can vote in person by completing a ballot at the special meeting, or you can vote by proxy before the special meeting. Even if you plan to attend your company’s special meeting, we encourage you to vote your shares by proxy as soon as possible. After carefully reading and considering the information contained in this joint proxy statement/prospectus, please submit your proxy by telephone or over the Internet in accordance with the instructions set forth on the enclosed proxy card, or mark, sign and date the proxy card, and return it in the enclosed postage-paid envelope as soon as possible so that your shares may be voted at your company’s special meeting. For detailed information, see “The Xerox Special Meeting — Proxies” beginning on page 54 and “The ACS Special Meeting — How to Vote” beginning on page 59. YOUR VOTE IS VERY IMPORTANT.

Q:	Can I change my vote after I have submitted a proxy by telephone or over the Internet or submitted my completed proxy card?

A	Yes. You can change your vote by revoking your proxy at any time before it is voted at the Xerox or ACS special meeting.

You can revoke your proxy in one of four ways: (1) submit a proxy again by telephone or over the Internet prior to midnight on the night before the special meeting; (2) sign another proxy card with a later date and return it prior to midnight on the night before the special meeting; (3) attend the applicable special meeting and complete a ballot; or (4) send a written notice of revocation to the secretary of Xerox or ACS, as applicable, so that it is received prior to midnight on the night before the special meeting.

If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:	Should ACS or Xerox stockholders send in their share certificates now for the exchange?

A:	No. ACS stockholders should keep any share certificates they hold at this time. After the merger is completed, ACS stockholders holding ACS share certificates will receive a letter of transmittal and instructions on how to obtain cash, shares of Xerox common stock and, if applicable, shares of Xerox Convertible Preferred Stock to which they are entitled in exchange for their shares of ACS common stock.

Xerox stockholders will continue to hold their shares of Xerox common stock after the merger. Xerox stockholders should keep any Xerox share certificates they hold both now and after the merger is completed.

Q:	What should stockholders do if they receive more than one set of voting materials for a special meeting?

A:	You may receive more than one set of voting materials for a special meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. Please complete, sign, date and return each proxy card and voting instruction card that you receive. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card.

Q:	Who pays for this solicitation?

A:

The expense of filing, printing and mailing this joint proxy statement/prospectus and the accompanying material will be borne equally by Xerox and ACS. In addition, Xerox and ACS have engaged Innisfree M&A Incorporated and MacKenzie Partners Inc., respectively, to assist in the solicitation of proxies for their respective special meetings for a fee of approximately $100,000 (of which $25,000 is a success fee) and $50,000, respectively. Each party will bear the costs related to the solicitation of proxies in connection with its special meeting.

Q:	Who should I call if I have questions about the proxy materials or voting procedures?

A:

If you have questions about the merger, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact the proxy solicitation agent for the company in which you hold shares. If you are a Xerox stockholder, you should contact Innisfree M&A Incorporated, the proxy solicitation agent for Xerox, by mail at 501 Madison Avenue, 20th Floor, New York, NY 10022, by telephone toll free at (877) 456-3442 (banks and brokers may call collect at (212) 750-5833). If you are an ACS stockholder, you should contact MacKenzie Partners Inc., the proxy solicitation agent for ACS, by mail at 105 Madison Avenue, New York, NY 10016, by telephone at (800) 322-2885 (toll free) or (212) 929-5500 (collect), or by e-mail at acsproxy@mackenziepartners.com. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

SUMMARY

The following summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that may be important to you. Accordingly, stockholders are encouraged to carefully read this entire joint proxy statement/prospectus, its annexes and the documents referred to or incorporated by reference in this joint proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item. Please see the section entitled “Where You Can Find More Information” beginning on page 181.

Information about the Companies (Page 52)

Xerox Corporation

Xerox Corporation is a New York corporation and was founded in 1906. Xerox is a $17.6 billion technology and services enterprise and a leader in the global document market. Xerox develops, manufactures, markets, services and finances a complete range of document equipment, software, solutions and services. Xerox operates in over 160 countries worldwide. Xerox sells its products and solutions directly to customers through its worldwide sales force and through a network of independent agents, dealers, value-added resellers, systems integrators and on the Web. Xerox’s principal executive offices are located at 45 Glover Avenue, Norwalk, Connecticut 06856-4505 and its telephone number is (203) 968-3000.

Boulder Acquisition Corp.

Boulder Acquisition Corp. is a Delaware corporation and a direct wholly-owned subsidiary of Xerox. Boulder Acquisition Corp. was organized on September 21, 2009, solely for the purpose of effecting the merger with ACS. It has not carried on any activities other than in connection with the merger. Boulder Acquisition Corp.’s principal executive offices are located at 45 Glover Avenue, Norwalk, Connecticut 06856-4505 and its telephone number is (203) 968-3000.

Affiliated Computer Services, Inc.

Affiliated Computer Services, Inc. is a Delaware corporation and was founded in 1988. ACS is a provider of business process outsourcing and information technology services. ACS provides non-core, mission critical services that its clients need to run their day-to-day business. ACS’s services are focused on vertical markets and centered on its clients’ needs. The services ACS provides enable its clients to concentrate on their core operations, respond to rapidly changing technologies and reduce expenses associated with their business processes and information processing. ACS supports client operations in more than 100 countries. ACS’s principal executive offices are located at 2828 North Haskell, Dallas, Texas 75204 and its telephone number is (214) 841-6111.

The Merger (Page 61)

On September 27, 2009, Xerox, Boulder Acquisition Corp. and ACS entered into the merger agreement, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 13, 2009, which is the legal document governing the proposed merger. Subject to the terms and conditions of the merger agreement, ACS will be merged with and into Boulder Acquisition Corp., with Boulder Acquisition Corp. continuing as the surviving corporation. Upon completion of the merger, ACS Class A common stock will no longer be publicly traded.

Merger Consideration (Pages 61 and 137)

As a result of the merger, each outstanding share of ACS Class A common stock, other than excluded shares, will be converted into the right to receive a combination of (i) 4.935 shares of Xerox common stock and (ii) $18.60 in cash, without interest, which we collectively refer to in this joint proxy statement/prospectus as the “Class A merger consideration.” As a result of the merger, each outstanding share of ACS Class B common stock, other than excluded shares, will be converted into the right to receive (i) 4.935 shares of Xerox common stock, (ii) $18.60 in cash, without interest, and (iii) a fraction of a share of Xerox Convertible Preferred Stock equal to (x) 300,000 divided by (y) the number of shares of ACS Class B common stock issued and outstanding as of the effective time of the merger, which we collectively refer to in this joint proxy statement/prospectus as the “Class B merger consideration.” The Xerox Convertible Preferred Stock will be issued pursuant to the authority granted to the Xerox board of directors in the certificate of incorporation of Xerox to create out of authorized and unissued shares of cumulative preferred stock a new series of preferred stock that will rank senior to the Xerox common stock with respect to dividend rights and rights on liquidation, winding-up and dissolution of Xerox. A description of the Xerox Convertible Preferred Stock to be issued in connection with the proposed transaction is set forth under the section entitled “Description of Xerox Convertible Preferred Stock” beginning on page 166.

Treatment of ACS Stock Options (Page 138)

Except for ACS stock options granted in August 2009 which will continue to vest and become exercisable in accordance with their terms without regard to any provisions relating to a “change of control,” as of the effective time of the merger, each outstanding ACS stock option to acquire shares of ACS common stock will, whether or not exercisable or vested at the effective time, become fully vested and exercisable and be converted into options to purchase Xerox common stock under the same terms and conditions (adjusted for the merger) as are in effect immediately prior to the effective time with respect to such ACS stock option and be exercisable for that number of whole shares of Xerox common stock equal to the product of the number of shares of ACS common stock that were subject to such ACS stock option immediately prior to the effective time of the merger multiplied by the Option Exchange Ratio, rounded down to the nearest whole number of shares of Xerox common stock. For purposes of this joint proxy statement/prospectus, “Option Exchange Ratio” means the number equal to the sum of (i) 4.935 plus (ii) the number obtained by dividing (1) $18.60 by (2) the per share closing price of Xerox common stock on the NYSE on the last trading day immediately prior to the date of closing, as such price is reported on the screen entitled “Comp/CLOSE/PRICE” on Bloomberg. The per share exercise price for the shares of Xerox common stock issuable upon exercise of the assumed ACS stock options will be equal to the quotient determined by dividing the exercise price per share of ACS Class A common stock subject to the ACS stock option, as in effect immediately prior to the effective time of the merger, by the Option Exchange Ratio, rounded up to the nearest whole cent.

Total Xerox Shares to be Issued

Based on the number of shares of ACS common stock outstanding as of [—], the latest practicable date before the printing of this joint proxy statement/prospectus, the total number of shares of Xerox common stock and Xerox Convertible Preferred Stock to be issued pursuant to the merger to ACS stockholders (assuming no ACS stock options are exercised between [—] and the effective time of the merger) will be approximately [—] and 300,000, respectively.

Comparative Per Share Market Price and Dividend Information (Page 25)

Xerox common stock is listed on the NYSE under the symbol “XRX.” ACS Class A common stock is listed on the NYSE under the symbol “ACS.” The following table shows the closing prices of Xerox common stock and ACS Class A common stock as reported on the NYSE on September 25, 2009, the last trading day before the merger agreement was announced, and on [—], 2009, the last full trading day before the date of this joint proxy statement/prospectus. This table also shows the equivalent value of the merger consideration per share of ACS Class A common stock, which was calculated by adding (i) the cash portion of the merger consideration, or $18.60, and (ii) the closing price of Xerox common stock as of the specified date multiplied by the exchange ratio of 4.935.

	ACS Class A Common Stock	Xerox Common Stock	Equivalent Value Per Share of ACS Class A Common Stock
September 25, 2009	$47.25	$9.02	$63.11
[—], 2009	[—]	[—]	[—]

The market prices of Xerox common stock and ACS Class A common stock will fluctuate prior to the merger. You should obtain current market quotations for the shares.

Xerox currently pays a quarterly dividend on its common stock and last paid a dividend on October 30, 2009, of $0.0425 per share. Under the terms of the merger agreement, during the period before the effective time of the merger, Xerox is prohibited from paying any dividends other than its regular quarterly dividends at the current rate, which is not to exceed $0.0425 per share. On October 15, 2009, the Xerox board of directors declared a quarterly dividend on its common stock, which we refer to in this joint proxy statement/prospectus as the “January dividend,” in the amount of $0.0425 per share payable on January 29, 2010 to holders of record on December 31, 2009. If the merger is completed on or before December 31, 2009, holders of ACS common stock whose shares were converted into the right to receive shares of Xerox common stock, as part of the merger consideration, will be entitled to receive the January dividend on such shares of Xerox common stock for which they were also the holder of record on December 31, 2009. If the merger is completed after December 31, 2009, holders of ACS common stock will not be entitled to receive the January dividend on any Xerox common stock which they receive as part of the merger consideration.

ACS currently does not pay a quarterly dividend on its common stock. Under the terms of the merger agreement, during the period before the effective time of the merger, ACS is prohibited from paying any dividends on its common stock.

ACS Special Meeting (Page 57)

When and Where

The ACS special meeting will be held at [—] on [—], at [—], central standard time, unless the special meeting is adjourned or postponed.

Purposes of the Special Meeting

At the special meeting, ACS stockholders will be asked to consider and act on a proposal to adopt the merger agreement and approve the adjournment of the ACS special meeting (if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to adopt the merger agreement).

Record Date; Voting Power

Holders of ACS common stock as of the close of business on the ACS record date are entitled to vote at the special meeting or any adjournment or postponement thereof. Each outstanding share of ACS Class A common stock entitles its holder to cast one vote and each outstanding share of ACS Class B common stock entitles its holder to cast ten votes. As of the ACS record date, there were 91,332,532 shares of ACS Class A common stock, par value $0.01 per share, outstanding and entitled to vote at the ACS special meeting (of which 2,140,884 shares were held, directly or indirectly, by holders of ACS Class B common stock) and 6,599,372 shares of ACS Class B common stock, par value $0.01 per share, outstanding and entitled to vote at the ACS special meeting.

Vote Required

The affirmative vote of holders of a majority in voting power of the outstanding shares of ACS common stock, voting together as a single class, and the affirmative vote of holders of a majority of the outstanding shares of ACS Class A common stock (other than those shares of ACS Class A common stock held, directly or indirectly, by holders of ACS Class B common stock), voting as a single, separate class, are required to adopt the merger agreement. Mr. Deason has entered into a voting agreement with Xerox pursuant to which Mr. Deason has agreed, subject to certain exceptions, to vote all of his beneficially owned shares of ACS common stock, or approximately 43.6 % of the total voting power of the outstanding shares of ACS common stock as of September 27, 2009 in favor of the proposal to adopt the merger agreement. Assuming a quorum of stockholders is represented (whether in person or by proxy) at the ACS special meeting, in order to approve the proposal to adjourn the meeting (if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to adopt the merger agreement), holders of a majority in voting power of the shares of ACS common stock represented (whether in person or by proxy) at such meeting and entitled to vote on the proposal and which has actually been voted must vote in favor of the proposal to adjourn the meeting. In the absence of a quorum, the stockholders entitled to vote thereat and represented (whether in person or by proxy) at the ACS special meeting will have the power to adjourn the meeting. As of the close of business on the ACS record date, directors and executive officers of ACS and their affiliates had the right to vote 2,186,368 shares of ACS Class A common stock and 6,599,372 shares of ACS Class B common stock, or approximately 43.34% of the combined voting power of the outstanding shares of ACS common stock and approximately 0.05% of the outstanding shares of ACS Class A common stock (other than those shares of ACS Class A common stock held, directly or indirectly, by holders of ACS Class B common stock), in each case, entitled to vote at the ACS special meeting.

Xerox Special Meeting (Page 53)

When and Where

The Xerox special meeting will be held on [—], beginning at [—], local time, at [—].

Purposes of the Special Meeting

At the special meeting, Xerox stockholders will be asked to consider and vote upon a proposal to approve the issuance of shares of Xerox common stock required to be issued to ACS stockholders pursuant to the merger agreement. You will also be asked to consider and vote upon a proposal to approve the adjournment of the special meeting, if necessary or appropriate, including to solicit additional proxies.

Record Date; Voting Power

Holders of Xerox common stock as of the close of business on the Xerox record date are entitled to vote at the special meeting or any adjournment or postponement thereof. Each share of Xerox common stock is entitled to one vote. As of the Xerox record date, 869,315,707 shares of Xerox common stock were outstanding.

Vote Required

Assuming a quorum of stockholders is represented (whether in person or by proxy) at the Xerox special meeting, the affirmative vote of holders of a majority in voting power of the shares of Xerox common stock represented (whether in person or by proxy) at such meeting or any adjournment or postponement thereof is required to approve the proposal to issue shares of Xerox common stock required to be issued pursuant to the merger agreement. Assuming a quorum of stockholders is represented (whether in person or by proxy) at the Xerox special meeting, the affirmative vote of holders of a majority of the votes cast in favor of or against such proposal by holders of shares of Xerox common stock is required to approve the proposal to adjourn the special meeting, if necessary or appropriate, including to solicit additional proxies. In the absence of a quorum, the stockholders entitled to vote thereat and represented (whether in person or by proxy) at the Xerox special meeting will have the power to adjourn the meeting. As of the close of business on the Xerox record date, directors and executive officers of Xerox and their affiliates had the right to vote 3,252,360 shares of Xerox common stock, or approximately 0.37% of the voting power of the outstanding shares of Xerox common stock.

Recommendation of the ACS Board of Directors (Page 75)

On September 27, 2009, the ACS board of directors (other than Mr. Deason, who was recused from the meeting), acting upon the unanimous recommendation of the Strategic Transaction Committee, unanimously:

•	determined the merger agreement and the merger to be advisable and in the best interests of ACS and its stockholders;

•	approved the merger agreement and the merger;

•	directed that the proposal to adopt the merger agreement be submitted to the holders of ACS common stock for their approval in accordance with the terms of the merger agreement; and

•	resolved to recommend that the stockholders of ACS adopt the merger agreement.

For more information about the Strategic Transaction Committee, see the section entitled “The Merger — Background of the Merger” beginning on page 61.

THE ACS BOARD OF DIRECTORS (OTHER THAN MR. DEASON, WHO WAS RECUSED FROM THE MEETING), ACTING UPON THE UNANIMOUS RECOMMENDATION OF THE STRATEGIC TRANSACTION COMMITTEE, UNANIMOUSLY RECOMMENDS THAT ACS STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND “FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, INCLUDING TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO ADOPT THE MERGER AGREEMENT.

Opinion of Financial Advisor to ACS (Page 79)

In connection with the merger, the ACS board of directors received an opinion, dated September 27, 2009, from Citigroup Global Markets Inc., which we refer to in this joint proxy statement/prospectus as “Citi,” as to the fairness, from a financial point of view, of the Class A merger consideration to be received in the merger by holders of ACS Class A common stock (other than those holders who are also holders of ACS Class B common stock and their affiliates). The full text of Citi’s written opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken in rendering its opinion is attached as Annex C to this joint proxy statement/prospectus. The opinion was directed to the ACS board of directors and addresses only the fairness, from a financial point of view, of the Class A merger consideration to be received in the merger by holders of ACS Class A common stock (other than those holders who are also holders of ACS Class B common stock and their affiliates). The opinion does not address any other aspect of the proposed merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the merger agreement.

Opinion of Financial Advisor to the Strategic Transaction Committee (Page 89)

In connection with the merger, the Strategic Transaction Committee received an opinion, dated September 27, 2009, from Evercore Group L.L.C., which we refer to in this joint proxy statement/prospectus as “Evercore,” as to the fairness, from a financial point of view, of the Class A merger consideration to be received in the merger by holders of ACS Class A common stock (other than those holders who also hold shares of ACS Class B common stock) entitled to receive such Class A merger consideration. The full text of Evercore’s written opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken in rendering its opinion is attached as Annex D to this joint proxy statement/prospectus. The opinion was directed to the Strategic Transaction Committee and addresses only the fairness, from a financial point of view, of the Class A merger consideration to be received in the merger by holders of ACS Class A common stock (other than those holders who also hold shares of ACS Class B common stock) entitled to receive such Class A merger consideration. The opinion does not address any other aspect of the proposed merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the merger agreement.

Recommendation of the Xerox Board of Directors (Page 105)

On September 27, 2009, the Xerox board of directors unanimously:

•	determined the merger agreement and the merger to be advisable and in the best interests of Xerox and its stockholders;

•	approved the merger agreement and the merger;

•

directed that the proposal to issue shares of Xerox common stock required to be issued pursuant to the merger agreement be submitted to the holders of Xerox common stock for their approval in accordance with the terms of the merger agreement; and

•	resolved to recommend that the stockholders of Xerox approve the proposal to issue shares of Xerox common stock required to be issued pursuant to the merger agreement.

THE XEROX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT XEROX STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE THE ISSUANCE OF SHARES OF XEROX COMMON STOCK REQUIRED TO BE ISSUED PURSUANT TO THE MERGER AGREEMENT AND “FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, INCLUDING TO SOLICIT ADDITIONAL PROXIES.

Opinions of Financial Advisors to Xerox (Page 107)

In connection with the merger, the Xerox board of directors received separate opinions, each dated September 27, 2009, from Blackstone Advisory Services L.P., which we refer to in this joint proxy statement/prospectus as “Blackstone,” and J.P. Morgan Securities Inc., which we refer to in this joint proxy statement/prospectus as “J.P. Morgan,” in each case, as to the fairness to Xerox, from a financial point of view and as of the date of such opinion, of the aggregate consideration to be paid by Xerox to the holders of ACS common stock. The Blackstone opinion and the J.P. Morgan opinion, the full texts of which describe the assumptions made, procedures followed, matters considered and limitations on the review undertaken, are attached as Annexes E and F, respectively, to this joint proxy statement/prospectus. Each opinion was directed to the Xerox board of directors and was limited to the fairness to Xerox, from a financial point of view, of the aggregate consideration to be paid by Xerox in the merger, and neither Blackstone nor J.P. Morgan expressed any opinion as to the fairness of the merger to the holders of any class of securities, creditors or other constituencies of Xerox or as to the underlying decision by Xerox to engage in the merger. Neither opinion constitutes a recommendation to any stockholder as to how such holder should vote with respect to the merger or other matter.

Interests of ACS’s Directors and Executive Officers in the Transaction (Page 119)

Aside from their interests as ACS stockholders, ACS’s directors and executive officers have financial interests in the merger that are different from those of other ACS stockholders. The members of the ACS board of directors and the Strategic Transaction Committee were aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the ACS stockholders that the merger agreement be adopted. See “The Merger — Interests of ACS’s Directors and Executive Officers in the Transaction” beginning on page  119 for additional information about these financial interests.

Governmental and Regulatory Approvals (Page 126)

Under the HSR Act, the merger may not be completed until notification and report forms have been filed with the Antitrust Division of the U.S. Department of Justice, which we refer to in this joint proxy statement/prospectus as the “DOJ,” and the U.S. Federal Trade Commission, which we refer to in this joint proxy statement/prospectus as the “FTC,” and the applicable waiting period has expired or been terminated. Xerox and ACS filed the required HSR notification and report forms on October 15, 2009, and the HSR waiting period expired on November 16, 2009. The merger is also subject to approval by the governmental authorities in the European Union. Xerox and ACS filed a formal notification of the merger with the European Commission on December 4, 2009. The European Commission will have 25 business days after receipt of such formal notification, which period may be extended by the European Commission in certain circumstances, to issue its decision regarding the merger. Although not a condition to the completion of the merger, the Financial Services Authority, which we refer to in this joint proxy statement/prospectus as the “FSA,” in the United Kingdom also requires Xerox to receive prior approval for a change in control over two FSA-regulated subsidiaries of ACS. In addition, although not a condition to the completion of the merger, Xerox and ACS made the competition filing required under the laws of Brazil on October 19, 2009 and obtained the related approval on November 25, 2009.

Financing (Page 162)

On September 27, 2009, Xerox entered into a debt commitment letter, which we refer to in this joint proxy statement/prospectus as the “debt commitment letter,” with JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc., pursuant to which, subject to the conditions set forth in the debt commitment letter, JPMorgan Chase Bank, N.A. committed to provide to Xerox unsecured bridge financing of up to $3.0 billion, the proceeds of which would be used (i) first, to repay or redeem ACS’s indebtedness outstanding on the closing date other than its 5.20% senior notes due 2015, 4.70% senior notes due 2010 and capitalized lease obligations and (ii) second, to fund, in part, the cash consideration for the merger and pay certain fees and expenses in connection with the merger. On December 4, 2009, in connection with its financing of the merger, Xerox issued $1 billion aggregate principal amount of 4.250% Senior Notes due 2015, $650 million aggregate principal amount of 5.625% Senior Notes due 2019 and $350 million aggregate principal amount of 6.750% Senior Notes due 2039, which we collectively refer to in this joint proxy statement/prospectus as the “Senior Notes,” in a public offering. Due to the issuance of the Senior Notes, the $3.0 billion commitment under the debt commitment letter was automatically reduced in an amount equal to the aggregate net proceeds received by Xerox from such issuance. The commitment was further reduced, at the request of Xerox, for a remaining commitment of $500 million as of December 4, 2009. For a more complete description of Xerox’s debt financing for the merger, see the section entitled “Description of Debt Financing” beginning on page 162.

No Solicitation (Page 144)

Subject to certain exceptions, each of Xerox and ACS has agreed not to solicit, knowingly initiate or knowingly encourage, or knowingly facilitate any takeover proposal from any third party relating to an acquisition, or enter into an agreement relating to an acquisition proposal by a third party. Notwithstanding these restrictions, the merger agreement provides that, under specific circumstances, each of Xerox and ACS may furnish information to, and participate in discussions and negotiations with, third parties in response to an unsolicited acquisition proposal that, in the good faith judgment of its board of directors, constitutes or could reasonably be expected to lead to a superior proposal (as defined in the merger agreement). For additional information on the Undertaking agreed to by ACS relating to its non-solicitation obligation under the merger agreement, see the section entitled “The Merger — Litigation Relating to the Merger” beginning on page 134.

Restrictions on Recommendation Withdrawal (Page 144)

The merger agreement generally restricts the ability of each of the Xerox and ACS boards of directors from withdrawing its recommendation that its stockholders adopt the merger agreement or approve the issuance of shares of Xerox common stock required to be issued pursuant to the merger agreement, as applicable. However, each of the Xerox board of directors and the ACS board of directors may withdraw its recommendation in response to (i) an intervening event (as defined in the merger agreement) or (ii) a superior proposal if, in either case, such board of directors concludes in good faith that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties after Xerox and ACS have negotiated for three business days to amend the merger agreement in such a manner such that the failure by such board of directors to change its recommendation would no longer reasonably be expected to be inconsistent with its fiduciary duties.

Conditions to Completion of the Merger (Page 151)

Each party’s obligation to complete the merger is subject to the satisfaction or waiver of various conditions (other than the conditions set forth in the first bullet below, which may not be waived by either Xerox or ACS) that include the following:

•

adoption of the merger agreement by the holders of a majority in voting power of the outstanding shares of ACS Class A common stock and ACS Class B common stock, voting together as a single class, and the holders of a majority of the outstanding shares of ACS Class A common stock (other than those shares of ACS Class A common stock held, directly or indirectly, by holders of ACS Class B common stock), voting as a single, separate class, and the approval of the issuance of shares of Xerox common stock required to be issued pursuant to the merger agreement by the Xerox stockholders;

•

approval for listing on the NYSE of shares of Xerox common stock (i) to be issued pursuant to the merger, (ii) to be reserved for issuance upon the exercise of Xerox stock options issued in exchange for ACS stock options and (iii) to be reserved for issuance upon the conversion of Xerox Convertible Preferred Stock;

•	absence of any injunctions, orders or laws that would prohibit the merger;

•	receipt of required regulatory approvals;

•	effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part;

•	the receipt by each party of a legal opinion of their respective tax counsel that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code;

•	the representations and warranties of the other party will be true and correct, subject to certain materiality thresholds;

•	the other party will have performed in all material respects all of its obligations under the merger agreement; and

•

in the case of Xerox, the financing sources not having declined to make the financing (or alternate financing, if applicable) available primarily by reason of the failure of either or both of the following conditions, which we refer to in this joint proxy statement/prospectus as the “Specified Financing Conditions”:

•

Xerox shall have received (i) from Standard & Poor’s, within one week of the closing date, a reaffirmation of the corporate credit rating of Xerox after giving effect to the merger and the other transactions contemplated by the merger agreement, which shall be BBB- or higher (stable) on the closing date and (ii) from Moody’s, within one week of the closing date, a reaffirmation of the corporate family rating of Xerox after giving effect to the merger and the other transactions contemplated by the merger agreement, which shall be Baa3 or higher (stable) on the closing date. In addition, the credit ratings (after giving effect to the merger and the other transactions contemplated by the merger agreement (including any issuance of notes (as defined in the debt commitment letter))), of each issue of notes outstanding on the closing date (for the avoidance of doubt, not including the outstanding 8% trust preferred securities) of Xerox or any of its subsidiaries shall be at least BBB- (stable) from Standard & Poor’s and Baa3 (stable) from Moody’s on the closing date; or

•

since June 30, 2009, and subject to specified exceptions, there has not been any event, occurrence, development or state of circumstances or facts or condition that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Xerox or ACS.

Closing (Page 137)

Under the terms of the merger agreement, the closing will occur on a date, which we refer to in this joint proxy statement/prospectus as the “closing date,” to be specified by the parties, which will be no later than the third business day after the satisfaction or waiver of all conditions to closing (other than those conditions that by their terms are to be satisfied at the closing).

Termination of the Merger Agreement (Page 154)

The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after receipt of the Xerox and ACS stockholder approvals:

•	by mutual written consent of Xerox, ACS and Boulder Acquisition Corp.; or

•	by either Xerox or ACS if:

•	the merger has not been completed on or before June 27, 2010;

•

a required regulatory approval has been denied and such denial is final and non-appealable or a governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger, and such action has become final and non-appealable;

•	either of the required stockholder approvals has not been obtained at the applicable special meeting;

•

the other party has breached its respective representations, warranties or covenants under the merger agreement such that the applicable closing conditions would not be satisfied (and such breach is incapable of being cured by June 27, 2010); or

•

the other party, prior to obtaining its stockholder approval: (i) adversely modified its recommendation in favor of the merger, (ii) materially breached its obligations regarding non-solicitation of takeover proposals or its obligations regarding a special meeting,

(iii) approved, recommended or entered into, an agreement with respect to a takeover proposal or (iv) publicly proposed or announced its intention to do any of the actions described in clause (i), (ii) or (iii).

For additional information on the November Stipulation agreed to by ACS and Xerox relating to the termination of the merger agreement in connection with a superior proposal (as defined in the merger agreement), see the section entitled “The Merger — Litigation Relating to the Merger” beginning on page 134.

Termination Fees (Page 155)

The merger agreement contains certain termination rights and provides that ACS must pay Xerox a cash termination fee of $194 million if (i) the merger agreement is terminated under specified circumstances, including a change in the recommendation of the ACS board of directors or (ii) (A) a third-party takeover proposal for ACS is made known to ACS or its stockholders or publicly announced after the date of the merger agreement, (B) thereafter the merger agreement is terminated under specified circumstances, including a failure to complete the merger on or before June 27, 2010, a failure to obtain the ACS stockholder approval at the ACS special meeting or any adjournment or postponement thereof, a material breach by ACS of a covenant or agreement in the merger agreement, or a material breach by the ACS board of directors of its “no shop” obligations or its obligation to call a stockholder vote and (C) within 12 months after such termination ACS enters into a definitive agreement with respect to, or consummates, a takeover proposal with a third party.

Xerox must pay ACS a cash termination fee of $235 million if (i) the merger agreement is terminated under specified circumstances, including a change in the recommendation of the Xerox board of directors or (ii) (A) a third-party takeover proposal for Xerox is made known to Xerox or its stockholders or publicly announced after the date of the merger agreement, (B) thereafter the merger agreement is terminated under specified circumstances, including a failure to complete the merger on or before June 27, 2010, a material breach by Xerox of a covenant or agreement in the merger agreement, or a material breach by the Xerox board of directors of its “no shop” obligations or its obligation to call a stockholder vote and (C) within 12 months after such termination Xerox enters into a definitive agreement with respect to, or consummates, a takeover proposal with a third party. In the event that the Xerox stockholder approval is not obtained at the Xerox special meeting or any adjournment or postponement thereof, Xerox must pay ACS a fee of $65 million, and the $235 million termination fee, if later payable by Xerox to ACS, will be reduced by the amount of any vote down fee previously paid.

Xerox is also obligated to pay ACS a cash termination fee of $323 million if the merger agreement is terminated because the merger is not completed on or before June 27, 2010 and on such date, all conditions to closing other than (i) the condition relating to Xerox’s financing sources not declining to make the financing (or alternative financing, if applicable) available primarily by reason of the failure to satisfy either or both of the Specified Financing Conditions and (ii) the other conditions that, by their nature, cannot be satisfied until closing, but subject to the fulfillment or waiver of those conditions, have been satisfied or waived.

Material U.S. Federal Income Tax Consequences (Page 127)

The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Therefore, for U.S. federal income tax purposes, as a result of the merger, a U.S. holder of shares of ACS Class A common stock generally will only recognize gain (but not loss) in an amount not to exceed the cash received as part of the merger consideration and will recognize gain or loss with respect to any cash received in lieu of fractional shares of Xerox common stock.

Appraisal Rights (Page 130)

Under Delaware law, ACS stockholders of record who do not vote in favor of the merger and properly make a demand for appraisal will be entitled to exercise appraisal rights and obtain payment in cash for the judicially-

determined fair value of their shares of ACS common stock in connection with the merger if the merger is completed. The relevant provisions of the General Corporation Law of the State of Delaware, which we refer to in this joint proxy statement/prospectus as the “DGCL,” are included as Annex G to this joint proxy statement/prospectus.

Listing of Xerox Common Stock on the NYSE (Page 134)

Xerox common stock received by ACS stockholders in the merger will be listed on the NYSE under the symbol “XRX.” After completion of the merger, it is expected that Xerox common stock will continue to be traded on the NYSE, but ACS common stock will no longer be listed or traded on the NYSE.

Differences Between Rights of Xerox and ACS Stockholders (Page 168)

As a result of the merger, the holders of ACS Class A common stock will become holders of Xerox common stock. Holders of ACS Class B common stock will become holders of Xerox common stock and Xerox Convertible Preferred Stock. Following the merger, ACS stockholders will have different rights as stockholders of Xerox than as stockholders of ACS due to differences between the laws of the jurisdictions of incorporation and the different provisions of the governing documents of Xerox and ACS. For additional information regarding the different rights as stockholders of Xerox than as stockholders of ACS, see “Comparative Rights of Xerox and ACS Stockholders” beginning on page 168.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF XEROX

The selected historical financial data of Xerox for each of the years ended December 31, 2008, 2007, 2006, 2005 and 2004 and as of December 31, 2008, 2007, 2006, 2005 and 2004 are derived from Xerox’s accounting records and reflect the adoption of ASC Topic 810-10-65, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB 51 (“FAS 160”) and Emerging Issues Task Force Topic D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”). The selected financial data of Xerox as of and for the nine months ended September 30, 2009 and September 30, 2008 are derived from Xerox’s unaudited condensed consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, which is incorporated by reference in this joint proxy statement/prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Xerox or the combined company, and you should read the following information together with Xerox’s audited consolidated financial statements, the notes related thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Xerox’s Annual Report on Form 10-K for the year ended December 31, 2008, and Xerox’s unaudited condensed consolidated financial statements, the notes related thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Xerox’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, which are incorporated by reference in this joint proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page 181.

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
(in millions, except per share data)	2009	2008	2008	2007(2)	2006	2005	2004
Per Share Data
Income from continuing operations(3)
Basic	$0.35	$0.26	$0.26	$1.21	$1.25	$0.91	$0.84
Diluted	0.35	0.25	0.26	1.19	1.22	0.90	0.78
Earnings(3)
Basic	$0.35	$0.26	$0.26	$1.21	$1.25	$0.96	$0.94
Diluted	0.35	0.25	0.26	1.19	1.22	0.94	0.86
Common stock dividends declared	$0.1275	$0.1275	$0.17	$0.0425	—	—	—
Share Data
Weighted average shares outstanding — basic	870	891	885	935	944	957	834
Weighted average shares outstanding — diluted	875	902	896	953	997	1,045	1,047
Operations
Revenues	$10,960	$13,238	$17,608	$17,228	$15,895	$15,701	$15,722
Sales	4,651	6,179	8,325	8,192	7,464	7,400	7,259
Service, outsourcing and rentals	5,773	6,446	8,485	8,214	7,591	7,426	7,529
Finance income	536	613	798	822	840	875	934
Income from continuing operations(3)	325	256	265	1,165	1,232	948	784
Income from continuing operations — Xerox	305	229	230	1,135	1,210	933	776
Net income(3)	325	256	265	1,165	1,232	993	867
Net Income — Xerox	305	229	230	1,135	1,210	978	859
Financial Position
Working capital	$3,010	$3,152	$2,700	$4,463	$4,056	$4,390	$4,628
Total Assets	21,753	23,625	22,447	23,543	21,709	21,953	24,884

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
(in millions, except per share data)	2009	2008	2008	2007(2)	2006	2005	2004
Consolidated Capitalization
Short-term debt and current portion of long-term debt	1,149	1,457	1,610	525	1,485	1,139	3,074
Long-term debt	6,297	6,783	6,774	6,939	5,660	6,139	7,050

Total Debt	7,446	8,240	8,384	7,464	7,145	7,278	10,124
Liabilities to subsidiary trusts issuing preferred securities(1)	649	637	648	632	624	724	717
Series C mandatory convertible preferred stock	—	—	—	—	—	889	889
Xerox Stockholders’ Equity(3)	6,898	7,502	6,238	8,588	7,080	6,319	6,244
Non-controlling interests	133	118	120	103	108	90	80

Total Consolidated Capitalization	$15,126	$16,497	$15,390	$16,787	$14,957	$15,300	$18,054

Selected Data and Ratios
Gross margin	39.6%	39.3%	38.9%	40.3%	40.6%	41.2%	41.6%
Sales gross margin	33.3%	34.3%	33.7%	35.9%	35.7%	36.6%	37.4%
Service, outsourcing and rentals gross margin	42.6%	41.9%	41.9%	42.7%	43.0%	43.3%	43.0%
Finance gross margin	61.9%	61.8%	61.8%	61.6%	63.7%	62.7%	63.1%

(1)	For 2005, the amount includes $98 reported in other current liabilities.
(2)	2007 results include the acquisition of Global Imaging Systems.
(3)	Restated for non-controlling interests as required by ASC 810-10-65 (FAS 160 and EITF D-98), which Xerox adopted effective January 1, 2009. The adoption of ASC Topic 810-10-65 (FAS 160 and EITF D-98) did not change basic and diluted earnings per share as previously reported in Xerox’s audited financial statements. The adoption of ASC Topic 810-10-65 increased income from continuing operations (Xerox and noncontrolling interests) by including the noncontrolling interests’ (previously minority interests’) share of operating income from continuing operations of $35 million, $30 million, $22 million, $15 million and $8 million for the years ended 2008, 2007, 2006, 2005 and 2004, respectively. The adoption of ASC Topic 810-10-65 also served to increase total equity by $120 million, $103 million, $108 million, $90 million and $80 million as of December 31, 2008, 2007, 2006, 2005 and 2004, respectively, as the carrying value amounts due the holders of the noncontrolling interests were reclassified from liabilities into total equity.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF ACS

The selected historical financial data of ACS for each of the years ended June 30, 2009, 2008 and 2007 and as of June 30, 2009 and 2008 have been derived from ACS’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended June 30, 2009, which is incorporated by reference in this joint proxy statement/prospectus. The selected historical financial data for the years ended June 30, 2006 and 2005 and as of June 30, 2007, 2006 and 2005 have been derived from ACS’s audited consolidated financial statements for such years, which have not been incorporated by reference in this joint proxy statement/prospectus. The selected financial data of ACS as of and for the three months ended September 30, 2009 and September 30, 2008 are derived from ACS’s unaudited condensed consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, which is incorporated by reference in this joint proxy statement/prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of ACS or the combined company, and you should read the following information together with ACS’s audited consolidated financial statements, the notes related thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in ACS’s Annual Report on

Form 10-K for the year ended June 30, 2009 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, which are incorporated by reference in this joint proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page 181.

	As of and for the Three Months Ended September 30,		As of and for the Fiscal Year Ended June 30,
(in thousands, except per share data)	2009	2008	2009	2008	2007	2006	2005
Results of Operations Data:
Revenues	$1,676,996	$1,604,454	$6,523,164	$6,160,550	$5,772,479	$5,353,661	$4,351,159
Operating income	$130,310	$172,748	$685,943	$645,078	$536,955	$617,284	$647,484
Net income	$68,794	$83,635	$349,943	$329,010	$253,090	$358,806	$409,569
Earnings per share — basic	$0.70	$0.86	$3.59	$3.36	$2.53	$2.91	$3.21
Earnings per share — diluted	$0.70	$0.85	$3.57	$3.32	$2.49	$2.87	$3.14
Weighted average shares outstanding — basic	97,642	97,307	97,510	98,013	100,181	123,197	127,560
Weighted average shares outstanding — diluted	98,091	98,091	98,006	98,993	101,572	125,027	130,556
Balance Sheet Data:
Working capital	$983,977	$1,125,615	$929,105	$1,017,977	$839,662	$704,158	$405,983
Total assets	$6,847,884	$6,445,893	$6,900,973	$6,469,399	$5,982,429	$5,502,437	$4,850,838
Total long-term debt (less current portion)	$2,030,287	$2,323,692	$2,041,529	$2,357,541	$2,342,272	$1,614,032	$750,355
Stockholders’ equity	$2,702,449	$2,367,245	$2,622,132	$2,308,374	$2,066,168	$2,456,218	$2,811,712

COMPARATIVE PER SHARE DATA

The following tables set forth certain historical, pro forma and pro forma equivalent per share financial information for Xerox common stock and ACS Class A common stock. The pro forma and pro forma equivalent per share information gives effect to the merger as if the merger had occurred on September 30, 2009, in the case of book value per share data, and January 1, 2008, in the case of net income per share data.

The pro forma per share balance sheet information combines Xerox’s September 30, 2009 unaudited consolidated balance sheet with ACS’s September 30, 2009 unaudited consolidated balance sheet. The pro forma per share income statement information for the fiscal year ended December 31, 2008 combines Xerox’s audited consolidated statement of income for the fiscal year ended December 31, 2008 with ACS’s unaudited consolidated statement of income for the four fiscal quarters ended December 31, 2008, which includes the last two reported quarters of ACS’s fiscal year ended June 30, 2008 and the first two reported quarters of ACS’s fiscal year ended June 30, 2009. The pro forma per share income statement information for the nine months ended September 30, 2009 combines Xerox’s unaudited consolidated statement of income for the nine months ended September 30, 2009 with ACS’s unaudited consolidated statement of income for the three fiscal quarters ended September 30, 2009, which includes the last two reported quarters of ACS’s fiscal year ended June 30, 2009 and the first reported quarter of ACS’s fiscal year ending June 30, 2010. The ACS pro forma equivalent per share financial information is calculated by multiplying the unaudited Xerox pro forma combined per share amounts by the exchange ratio (4.935 shares of Xerox common stock for each share of ACS common stock). The exchange ratio does not include the $18.60 cash portion of the merger consideration.

The following information should be read in conjunction with the audited consolidated financial statements of Xerox and ACS, which are incorporated by reference in this joint proxy statement/prospectus, and the financial information contained in the section entitled “Xerox and ACS Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 32. The unaudited pro forma information below is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. In addition, the unaudited pro forma information does not purport to indicate balance sheet data or results of operations data as of any future date or for any future period.

	Nine Months Ended September 30, 2009	Year Ended December 31, 2008
XEROX HISTORICAL DATA
Historical diluted per common share
Net income per share	$0.35	$0.26
Dividends declared per common share	$0.1275	$0.17
Book value per share	$7.94	$7.21

	Three Months Ended September 30, 2009	Year Ended June 30, 2009
ACS HISTORICAL DATA
Historical diluted per common share
Net income per share	$0.70	$3.57
Dividends declared per common share	—	—
Book value per share	$27.68	$26.85

	Nine Months Ended September 30, 2009	Year Ended December 31, 2008
XEROX PRO FORMA COMBINED DATA
Unaudited diluted pro forma per common share
Net income per share	$0.30	$0.24
Dividends declared per common share	$0.1275	$0.17
Book value per share(1)	$8.01	N/A

	Nine Months Ended September 30, 2009	Year Ended December 31, 2008
ACS PRO FORMA EQUIVALENT
Unaudited diluted pro forma per common share
Net income per share	$1.48	$1.18
Dividends declared per common share	$0.63	$0.84
Book value per share	$39.53	N/A

(1)	Amount is calculated by dividing Xerox stockholder’s equity by common shares outstanding. Pro forma book value per share as of December 31, 2008 is not meaningful as purchase accounting adjustments were calculated as of September 30, 2009.

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION

Xerox common stock is listed and traded on the NYSE under the symbol “XRX.” ACS Class A common stock is listed and traded on the NYSE under the symbol “ACS.” The following table sets forth, for the calendar quarters indicated, the high and low closing sales prices per share of Xerox common stock and the high and low closing sales prices of ACS Class A common stock, in each case as reported on the NYSE, as adjusted for all stock splits or stock dividends. In addition, the table also sets forth the quarterly cash dividends per share declared by Xerox and ACS with respect to their common stock. On the Xerox record date (December 11, 2009), there were 869,315,707 shares of Xerox common stock outstanding. On the ACS record date (December 11, 2009), there were 91,332,532 shares of ACS Class A common stock outstanding.

	Xerox Corporation			Affiliated Computer Services, Inc.
	High	Low	Dividends Declared	High	Low	Dividends Declared
For the quarterly period ended:
2007
March 31, 2007	$18.09	$16.53	—	$59.95	$48.00	N/A
June 30, 2007	$19.40	$17.08	—	$61.45	$56.72	N/A
September 30, 2007	$19.90	$15.79	—	$58.09	$47.45	N/A
December 31, 2007	$17.68	$15.82	$0.043	$52.37	$40.39	N/A

2008
March 31, 2008	$15.82	$13.10	$0.043	$52.77	$41.05	N/A
June 30, 2008	$15.36	$13.28	$0.043	$57.08	$49.95	N/A
September 30, 2008	$14.39	$11.05	$0.043	$53.62	$47.70	N/A
December 31, 2008	$11.30	$5.25	$0.043	$50.61	$35.72	N/A

2009
March 31, 2009	$9.10	$4.17	$0.043	$48.83	$42.48	N/A
June 30, 2009	$7.25	$4.70	$0.043	$50.83	$43.70	N/A
September 30, 2009	$9.57	$6.05	$0.043	$55.32	$42.98	N/A
December 31, 2009 (through December 11, 2009)	$8.07	$7.25	$0.043	$56.56	$51.64	N/A

The following table presents:

•	the last reported sale price of a share of ACS Class A common stock, as reported on the NYSE; and

•	the last reported sale price of a share of Xerox common stock, as reported on the NYSE,

in each case, on September 25, 2009, the last full trading day prior to the public announcement of the proposed merger, and on [—], 2009, the last practicable trading day prior to the date of this joint proxy statement/prospectus. The following table also presents the equivalent value of the merger consideration per share of ACS Class A common stock on those dates:

	ACS Class A Common Stock	Xerox Common Stock	Equivalent Value Per Share of ACS Class A Common Stock(1)
September 25, 2009	$47.25	$9.02	$63.11
[—], 2009	[—]	[—]	[—]

(1)	Calculated by adding (i) the cash portion of the merger consideration, or $18.60, and (ii) the Xerox per share closing stock price multiplied by the exchange ratio of 4.935.

The market value of the Xerox common stock to be issued in exchange for shares of ACS Class A common stock upon the completion of the merger will not be known at the time of the Xerox and ACS special meetings. The above tables show only historical comparisons. Because the market prices of Xerox common stock and ACS Class A common stock will likely fluctuate prior to the merger, these comparisons may not provide meaningful information to Xerox stockholders in determining whether to approve the issuance of shares of Xerox common stock in the merger or to ACS stockholders in determining whether to adopt the merger agreement. Stockholders are encouraged to obtain current market quotations for Xerox common stock and ACS Class A common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 181.

RISK FACTORS

In addition to the other information included or incorporated by reference in this joint proxy statement/prospectus, you should carefully consider the matters described below in evaluating whether to vote, in the case of Xerox stockholders, to approve the proposal to issue shares of Xerox common stock required to be issued pursuant to the merger agreement or, in the case of ACS stockholders, to adopt the merger agreement.

Risk Factors Relating to the Merger

ACS stockholders cannot be sure of the market value of the shares of Xerox common stock to be issued upon completion of the merger.

Upon completion of the merger, each share of ACS Class A common stock will be converted into the right to receive a combination of (i) 4.935 shares of Xerox common stock and (ii) $18.60 in cash, without interest. Because the merger agreement does not provide ACS with a price-based termination right or other similar protection for ACS or its stockholders, such as a “collar” with respect to Xerox’s stock price, the number of shares of Xerox common stock that ACS stockholders will be entitled to receive will not be adjusted in the event of any increase or decrease in the share price of either Xerox common stock or ACS Class A common stock. The market value of the shares of Xerox common stock that ACS stockholders will be entitled to receive when the merger is completed will depend on the market value of shares of Xerox common stock at the time that the merger is completed and could vary significantly from the market value of shares of Xerox common stock on the date of this joint proxy statement/prospectus or the date of the ACS special meeting. Such market price fluctuations or changes in the number of outstanding shares of Xerox or ACS common stock may affect the value that ACS stockholders will receive upon completion of the merger. That variation may be the result of changes in the business, operations or prospects of Xerox or ACS, market assessments of the likelihood that the merger will be completed, the timing of the merger, regulatory considerations, general market and economic conditions and other factors. In addition to the respective stockholder approvals of Xerox and ACS, completion of the merger is subject to the expiration or termination of the applicable waiting period, and any extension of the waiting period, under the HSR Act (which waiting period expired on November 16, 2009) and certain other applicable foreign antitrust and similar laws of certain foreign jurisdictions, and the satisfaction of other customary conditions. ACS stockholders are urged to obtain current market quotations for shares of Xerox common stock and ACS Class A common stock. See the section entitled “Summary — Comparative Per Share Market Price Data and Dividend Information” beginning on page 25 for additional information on the market value of shares of Xerox common stock and ACS Class A common stock.

The failure to successfully combine the businesses of Xerox and ACS in the expected time frame may adversely affect Xerox’s future results.

The success of the merger will depend, in part, on the ability of a post-merger Xerox to realize the anticipated benefits from combining the businesses of Xerox and ACS. To realize these anticipated benefits, the businesses of Xerox and ACS must be successfully combined. If the combined company is not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

ACS will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on ACS and consequently on Xerox. These uncertainties may impair ACS’s ability to retain and motivate key personnel until and after the merger is completed and could cause customers and others that deal with ACS to defer entering into contracts with ACS or making other decisions concerning ACS or seek to change existing business relationships with ACS. Certain of ACS’s agreements with its customers, both government and commercial, have provisions that may allow such customers to terminate the agreements if the merger is completed. If key employees depart because of uncertainty about their future roles and the potential complexities of the merger, the combined company’s business following the merger could be harmed. In addition, the merger agreement restricts ACS from making certain acquisitions and taking other specified actions without the consent of Xerox until the merger occurs. These restrictions may prevent ACS from pursuing attractive business opportunities that may arise prior to the completion of the merger. See the section entitled “The Merger Agreement — Covenants and Agreements” beginning on page 140 for a description of the restrictive covenants applicable to ACS.

The market price for shares of Xerox common stock may be affected by factors different from those affecting the market price for shares of ACS Class A common stock.

Upon completion of the merger, holders of ACS common stock will become holders of Xerox common stock. Xerox’s business differs from that of ACS, and accordingly the results of operations of the combined company will be affected by factors different from those currently affecting the results of operations of ACS. For a discussion of the businesses of Xerox and ACS and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under the section entitled “Where You Can Find More Information” beginning on page 181. See the section entitled “Summary — Comparative Per Share Market Price Data and Dividend Information” beginning on page 25 for additional information on the market value of shares of Xerox common stock and ACS Class A common stock.

Some directors and executive officers of ACS have interests in the merger that differ from the interests of ACS’s other stockholders.

When considering the recommendation by the ACS board of directors to vote “FOR” adoption of the merger agreement, ACS stockholders should be aware that certain directors and executive officers of ACS have interests in the merger that are different from, and may conflict with, those of other ACS stockholders.

On September 27, 2009, Xerox entered into (i) a separation agreement with ACS and Mr. Deason regarding post-merger compensation and benefits, (ii) a stockholder party agreement with Mr. Deason in which Xerox and Mr. Deason have agreed to share equally certain tax liabilities and tax benefits, if any, that may arise from the merger related to Mr. Deason and (iii) senior executive agreements with ACS and twelve executive officers of ACS, including Lynn Blodgett, Tom Burlin, John Rexford, Kevin Kyser and Tom Blodgett, regarding merger cash payments and benefits. The executive officers party to these arrangements will be entitled to certain compensation and benefits post-merger and will also be entitled to golden parachute excise tax gross-up payments, which each executive officer is already entitled to receive pursuant to his employment agreement or change of control agreement with ACS. See the section entitled “The Merger — Interests of ACS’s Directors and Executive Officers in the Transaction” beginning on page 119 for a further description of these arrangements.

In connection with the merger, Mr. Deason will receive additional consideration in the form of Xerox Convertible Preferred Stock, as described in more detail in the section entitled “The Merger — Interests of ACS’s Directors and Executive Officers in the Transaction — Mr. Deason’s Interests in the Transaction” beginning on page 119.

In addition, the directors and executive officers of ACS have stock option agreements with ACS that, with the exception of ACS stock options granted in August 2009, will provide for accelerated vesting upon the completion of the merger. The directors and executive officers of ACS also have certain rights to indemnification and directors’ and officers’ liability insurance that will survive completion of the merger.

The Strategic Transaction Committee and the ACS board of directors were aware of these potential interests and considered them in recommending or approving, as applicable, the merger agreement and the merger. See the section entitled “The Merger — Interests of ACS’s Directors and Executive Officers in the Transaction” beginning on page 119 for a further description of these interests, including the aggregate cash payments that each director and executive officer is entitled to receive in connection with the completion of the merger.

The shares of Xerox common stock to be received by ACS stockholders as a result of the merger will have different rights from shares of ACS common stock.

Following completion of the merger, ACS stockholders will no longer be stockholders of ACS, a Delaware corporation, but will instead be stockholders of Xerox, a New York corporation. There will be important differences between your current rights as an ACS stockholder and the rights to which you will be entitled as a

Xerox stockholder. See “Comparative Rights of Xerox and ACS Stockholders” beginning on page 168 for a discussion of the different rights associated with Xerox stock and ACS stock.

Failure to complete the merger could negatively impact the stock prices and future businesses and financial results of Xerox and ACS.

If the merger is not completed, the ongoing businesses of Xerox and ACS may be adversely affected and Xerox and ACS will be subject to several risks and consequences, including the following:

•	ACS may be required, under certain circumstances, to pay Xerox a termination fee of $194 million under the merger agreement;

•	Xerox may be required, under certain circumstances, to pay ACS a termination fee of up to $323 million under the merger agreement;

•	ACS and Xerox will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;

•

under the merger agreement, each of Xerox and ACS is subject to certain restrictions on the conduct of its business prior to completing the merger which may adversely affect its ability to execute certain of its business strategies; and

•

matters relating to the merger may require substantial commitments of time and resources by Xerox and ACS management, which could otherwise have been devoted to other opportunities that may have been beneficial to Xerox and ACS as independent companies, as the case may be.

In addition, if the merger is not completed, Xerox and/or ACS may experience negative reactions from the financial markets and from their respective customers and employees. Xerox and/or ACS also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against Xerox or ACS to perform their respective obligations under the merger agreement. If the merger is not completed, Xerox and ACS cannot assure their stockholders that the risks described above will not materialize and will not materially affect the business, financial results and stock prices of Xerox and/or ACS.

Xerox has incurred, and will continue to incur, substantial additional indebtedness to finance the merger and will assume ACS’s existing indebtedness upon completion of the merger, which may decrease Xerox’s business flexibility and will increase its borrowing costs.

Upon completion of the merger, Xerox will have engaged in acquisition debt financing of up to $3.5 billion, including the refinancing of ACS’s debt obligations of approximately $1.8 billion. On December 4, 2009, in connection with its financing of the merger, Xerox issued a total of $2.0 billion aggregate principal amount of Senior Notes in three series. The additional financing could take any of several forms or any combination of them, including but not limited to the following: (i) Xerox may draw up to $500 million under a new senior unsecured bridge facility (which we refer to in this joint proxy statement/prospectus as the “bridge facility”) with JPMorgan Chase Bank, N.A., as administrative agent, which will mature on the first anniversary of the closing date; (ii) Xerox may issue senior notes in the public and/or private capital markets; (iii) Xerox may borrow under its existing credit agreement and (iv) Xerox may use cash on hand. With respect to the bridge facility, subject to certain conditions, Xerox may elect to extend the maturity date to the second anniversary of the closing date and to further extend the maturity date to the third anniversary of the closing date. The proceeds from borrowings under the bridge facility would be used (1) first, to repay or redeem ACS’s indebtedness outstanding as of the effective time of the merger, other than its 5.20% senior notes due 2015, 4.70% senior notes due 2010 and capitalized lease obligations and (2) second, to fund in part the cash consideration for the merger and pay certain fees and expenses in connection with the merger. Covenants to which Xerox has agreed or may agree in connection with the acquisition debt financing, and Xerox’s increased indebtedness and higher debt-to-equity ratio in comparison to that of Xerox on a recent historical basis may have the effect, among other things, of reducing Xerox’s flexibility to respond to changing business and economic conditions and will increase borrowing costs.

The merger may not be accretive and may cause dilution to Xerox’s earnings per share, which may negatively affect the market price of Xerox common stock.

Xerox currently anticipates that the merger will be accretive to earnings per share (on an adjusted earnings1 basis) during the first full calendar year after the merger. This expectation is based on preliminary estimates which may materially change. Xerox could also encounter additional transaction-related costs or other factors such as the failure to realize all of the benefits anticipated in the merger. All of these factors could cause dilution to Xerox’s earnings per share or decrease or delay the expected accretive effect of the merger and cause a decrease in the market price of Xerox common stock.

Several lawsuits have been filed against ACS, members of the ACS board of directors, Xerox and Boulder Acquisition Corp. challenging the merger, and an adverse ruling in such lawsuits may prevent the merger from becoming effective or from becoming effective within the expected timeframe.

ACS, members of the ACS board of directors, Xerox and Boulder Acquisition Corp. are named as defendants in lawsuits brought by and on behalf of ACS stockholders challenging the proposed merger, seeking, among other things, to enjoin the defendants from completing the merger on the agreed-upon terms. See “The Merger — Litigation Relating to the Merger” beginning on page 134 for more information about the lawsuits related to the merger that have been filed.

One of the conditions to the closing of the merger is that no judgment, order, injunction (whether temporary, preliminary or permanent), or decree issued by a court or other governmental entity in the United States, or in another jurisdiction outside of the United States in which ACS, Xerox or any of their subsidiaries is engaged in material business activities, that prohibits the completion of the merger shall be in effect. As such, if the plaintiffs are successful in obtaining an injunction prohibiting the defendants from completing the merger on the agreed upon terms, then such injunction may prevent the merger from becoming effective, or from becoming effective within the expected timeframe.

As disclosed in the section entitled “The Merger — Litigation Relating to the Merger” beginning on page 134, plaintiffs in the Delaware Action and ACS and Xerox and certain of the individual defendants have entered into a stipulation pursuant to which, among other things, plaintiffs have agreed not to seek to enjoin any shareholder vote on the closing of the merger or to take any action for the purpose of preventing or delaying the closing of the merger.

Risk Factors Relating to Xerox and ACS

Xerox’s and ACS’s businesses are and will be subject to the risks described above relating to the merger. In addition, Xerox and ACS are, and will continue to be, subject to the risks described in Part I, Item 1A in each of Xerox’s Annual Report on Form 10-K for the year ended December 31, 2008 and ACS’s Annual Report on Form 10-K for the year ended June 30, 2009, and Part II, Item 1A in each of Xerox’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and ACS’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, in each case as filed with the SEC and incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 181 for the location of information incorporated by reference in this joint proxy statement/prospectus.

[1]

This joint proxy statement/prospectus refers to a non-GAAP financial measure described as “adjusted earnings” when discussing that the merger is expected to be accretive in the first year. Xerox management believes that in order to better understand the trends in our business and the impact of the merger post-closing, it will be necessary to adjust future earnings to exclude the effects of the following items: (i) the amortization of intangible assets identified and recorded in connection with the merger; (ii) the restructuring and asset impairment charges incurred in connection with the combination of Xerox and ACS; and (iii) acquisition related costs. Management believes that excluding the effects of these items will enable investors to better understand and analyze the impact of the merger as well as results for a particular period as compared to prior periods. Management expects to use this non-GAAP financial measure in its own evaluation of Xerox’s performance, particularly when comparing performance to prior periods. However, this non-GAAP financial measure should be viewed in addition to, and not as a substitute for, Xerox’s reported results prepared in accordance with GAAP.

XEROX AND ACS UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined balance sheet assumes that the merger took place on September 30, 2009 and combines Xerox’s September 30, 2009 consolidated balance sheet with ACS’s September 30, 2009 consolidated balance sheet.

The unaudited pro forma condensed combined statement of income for the fiscal year ended December 31, 2008 assumes that the merger took place on January 1, 2008. Xerox’s audited consolidated statement of income for the fiscal year ended December 31, 2008 has been combined with ACS’s unaudited consolidated statement of income for the four fiscal quarters ended December 31, 2008. This unaudited methodology includes the last two reported quarters of ACS’s fiscal year ended June 30, 2008 and the first two reported quarters of ACS’s fiscal year ended June 30, 2009.

The unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2009 also assumes that the merger took place on January 1, 2008. Xerox’s unaudited consolidated statement of income for the nine months ended September 30, 2009 has been combined with ACS’s unaudited consolidated statement of income for the three fiscal quarters ended September 30, 2009. This unaudited methodology includes the last two reported quarters of ACS’s fiscal year ended June 30, 2009 and the first reported quarter of ACS’s fiscal year ending June 30, 2010.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of income, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the following historical consolidated financial statements and accompanying notes of Xerox and ACS for the applicable periods, which are incorporated by reference in this joint proxy statement/prospectus:

•

Separate historical financial statements of Xerox as of and for the year ended December 31, 2008 and the related notes included in Xerox’s Annual Report on Form 10-K for the year ended December 31, 2008;

•	Separate historical financial statements of ACS as of and for the year ended June 30, 2009 and the related notes included in ACS’s Annual Report on Form 10-K for the year ended June 30, 2009;

•

Separate historical financial statements of Xerox as of and for the three and nine months ended September 30, 2009 and the related notes included in Xerox’s Quarterly Report on Form 10-Q for the period ended September 30, 2009; and

•

Separate historical financial statements of ACS as of and for the three months ended September 30, 2009 and the related notes included in ACS’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. There were no material transactions between Xerox and ACS during the periods presented in the unaudited pro forma condensed combined financial statements that would need to be eliminated.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under existing U.S. generally accepted accounting principles, or GAAP standards, which are subject to change and interpretation. Xerox has been treated as the acquiror in the merger for accounting purposes. The acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates (for example estimates as to value of acquired property, equipment and software as well as intangible assets) and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the merger or the costs to combine the operations of Xerox and ACS or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

Xerox Corporation and Affiliated Computer Services, Inc.

Unaudited Pro Forma Condensed Combined Statements of Income

Year Ended December 31, 2008

(in millions, except per share data)	Xerox	ACS	Pro Forma Adjustments		Pro Forma Combined
Revenues
Sales	$8,325	$295	$—		$8,620
Service, outsourcing and rentals	8,485	6,078	(40	)(A)	14,523
Finance income	798	—	—		798

Total Revenues	17,608	6,373	(40)		23,941

Costs and Expenses
Cost of sales	5,519	292	—		5,811
Cost of service, outsourcing and rentals	4,929	4,906	(36	)(B)	9,799
Equipment financing interest	305	—	—		305
Research, development and engineering expenses	884	—	—		884
Selling, administrative and general expenses	4,534	427	—		4,961
Restructuring and asset impairment charges	429	17	—		446
Other expenses, net	1,087	194	339	(C)	1,620

Total Costs and Expenses	17,687	5,836	303		23,826

Income (Loss) before Income Taxes & Equity Income	(79)	537	(343)		115
Income tax expense (benefit)	(231)	196	(131	)(D)	(166)
Equity in net income of unconsolidated affiliates	113	—	—		113

Net Income	265	341	(212)		394

Less: Net Income attributable to noncontrolling interests	35	—	—		35

Net Income Attributable to Xerox Corporation	$230	$341	$(212)		$359

Basic Earnings per Share	$0.26	$3.52		(E)	$0.24
Diluted Earnings per Share	$0.26	$3.49		(E)	$0.24

Basic—Weighted-Average Shares	885	97			1,367
Diluted—Weighted-Average Shares	896	98			1,397

See the accompanying notes to the unaudited pro forma condensed combined financial statements which are an integral part of these statements. The pro forma adjustments are explained in Note 6 — Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income.

Xerox Corporation and Affiliated Computer Services, Inc.

Unaudited Pro Forma Condensed Combined Statements of Income

Nine Months Ended September 30, 2009

(in millions, except per share data)	Xerox	ACS	Pro Forma Adjustments		Pro Forma Combined
Revenues
Sales	$4,651	$332	$—		$4,983
Service, outsourcing and rentals	5,773	4,651	(12	)(A)	10,412
Finance income	536	—	—		536

Total Revenues	10,960	4,983	(12)		15,931

Costs and Expenses
Cost of sales	3,100	328	—		3,428
Cost of service, outsourcing and rentals	3,313	3,731	(34	)(B)	7,010
Equipment financing interest	204	—	—		204
Research, development and engineering expenses	615	—	—		615
Selling, administrative and general expenses	3,024	391	—		3,415
Restructuring and asset impairment charges	(5)	5	—		—
Other expenses, net	276	127	248	(C)	651

Total Costs and Expenses	10,527	4,582	214		15,323

Income before Income Taxes & Equity Income	433	401	(226)		608
Income tax expense	122	141	(86	)(D)	177
Equity in net income of unconsolidated affiliates	14	—	—		14

Net Income	325	260	(140)		445

Less: Net Income attributable to noncontrolling interests	20	—	—		20

Net Income Attributable to Xerox Corporation	$305	$260	$(140)		$425

Basic Earnings per Share	$0.35	$2.66		(E)	$0.30
Diluted Earnings per Share	$0.35	$2.65		(E)	$0.30

Basic—Weighted-Average Shares	870	98			1,351
Diluted—Weighted-Average Shares	875	98			1,377

See the accompanying notes to the unaudited pro forma condensed combined financial statements which are an integral part of these statements. The pro forma adjustments are explained in Note 6 — Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income.

Xerox Corporation and Affiliated Computer Services, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheets

September 30, 2009

(in millions)	Xerox	ACS	Pro Forma Adjustments		Pro Forma Combined
Assets
Cash and cash equivalents	$1,159	$559	$(1,109	)(A)	$609
Accounts receivable, net	1,863	1,524	—		3,387
Billed portion of finance receivables, net	256	—	—		256
Finance receivables, net	2,386	—	—		2,386
Inventories	1,069	22	—		1,091
Other current assets	707	129	(56	)(B)	780

Total current assets	7,440	2,234	(1,165)		8,509
Finance receivables due after one year, net	4,381	—	—		4,381
Equipment on operating leases, net	550	—	—		550
Land, buildings and equipment, net	1,351	570	—		1,921
Investments in affiliates, at equity	1,051	—	—		1,051
Intangible assets, net	609	301	3,169	(C)	4,079
Goodwill	3,405	2,897	1,142	(D)	7,444
Deferred tax assets, long-term	1,673	(479)	(654	)(E)	540
Other long-term assets	1,293	751	(197	)(F)	1,847

Total Assets	$21,753	$6,274	$2,295		$30,322

Liabilities and Equity
Short-term debt and current portion of long-term debt	$1,149	$293	$(17	)(G)	$1,425
Accounts payable	1,292	220	—		1,512
Accrued compensation and benefits costs	616	166	—		782
Other current liabilities	1,373	577	(132	)(H)	1,818

Total current liabilities	4,430	1,256	(149)		5,537
Long-term debt	6,297	2,030	942	(G)	9,269
Liability to subsidiary trust issuing preferred securities	649	—	—		649
Pension and other benefit liabilities	1,870	107	—		1,977
Post-retirement medical benefits	873	—	—		873
Other long-term liabilities	603	178	(21	)(I)	760

Total Liabilities	14,722	3,571	772		19,065

Series A convertible preferred stock	—	—	299	(J)	299

Common stock	870	1	481	(K)	1,352
Additional paid-in-capital	2,463	1,737	1,786	(L)	5,986
Treasury stock, at cost	—	(1,056)	1,056	(M)	—
Retained earnings	5,532	2,061	(2,139	)(N)	5,454
Accumulated other comprehensive loss	(1,967)	(40)	40	(O)	(1,967)

Xerox Shareholders' Equity	6,898	2,703	1,224		10,825
Noncontrolling Interests	133	—	—		133

Total Equity	7,031	2,703	1,224		10,958

Total Liabilities and Equity	$21,753	$6,274	$2,295		$30,322

See the accompanying notes to the unaudited pro forma condensed combined financial statements which are an integral part of these statements. The pro forma adjustments are explained in Note 7 — Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheets.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Description of Transaction

On September 27, 2009, Xerox and ACS entered into the merger agreement, pursuant to which, subject to the terms and conditions set forth in the merger agreement, ACS will become a wholly-owned subsidiary of Xerox. Upon completion of the merger, each share of ACS Class A and Class B common stock issued and outstanding will be converted into the right to receive a combination of 4.935 shares of Xerox common stock and $18.60 in cash, without interest. In addition, the holders of Class B common stock will be entitled to receive shares of Xerox Convertible Preferred Stock (see below for description). The transaction is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

ACS stock options, other than ACS stock options issued in August 2009, whether or not then vested and exercisable, will become fully vested and exercisable and assumed by Xerox at the effective time of the merger in accordance with preexisting change-in-control provisions. Each assumed option will be exercisable for Xerox common stock equal to the product of the number of shares of ACS Class A common stock that were subject to the ACS stock option immediately prior to the effective time of the merger multiplied by (i) the sum of (A) 4.935 and (B) the cash consideration of $18.60 divided by (ii) the per share closing price for Xerox common stock on the last trading day before the closing of this merger — such ratio the “Option Exchange Ratio.” The per share exercise price for the shares of Xerox common stock issuable upon exercise of the assumed ACS stock options will be equal to the quotient determined by dividing the exercise price per share of ACS Class A common stock of the ACS stock option by the Option Exchange Ratio.

ACS stock options issued in August 2009 will continue to vest and become exercisable for Xerox common stock according to their original terms. The estimated fair value of the new Xerox stock options will be recorded to compensation cost over the future vesting period. No adjustment to the unaudited pro forma condensed statements of income were made related to stock-based compensation since it is not anticipated that the stock-based compensation expense for ACS employees after the completion of the merger will be materially different than the amounts already included in ACS’s historical statements of income.

In connection with the merger, Xerox will issue shares of Xerox Convertible Preferred Stock with an aggregate liquidation preference of $300 million to the holders of ACS Class B common stock. The Xerox Convertible Preferred Stock will pay quarterly cash dividends at a rate of 8 percent per year and will have a liquidation preference of $1,000 per share. Each share of Xerox Convertible Preferred Stock will be convertible at any time, at the option of the holder, into 89.8876 shares of common stock (which reflects an initial conversion price of approximately $11.125 per share of common stock, which is a 25% premium over $8.90, which was the average closing price of Xerox common stock over the 7-trading day period ended on September 14, 2009, and the number used for calculating the exchange ratio in the merger agreement), subject to customary anti-dilution adjustments. On or after the fifth anniversary of the issue date, Xerox will have the right to cause, under certain circumstances, any or all of the Xerox Convertible Preferred Stock to be converted into shares of Xerox common stock at the then applicable conversion rate. The holders of Xerox Convertible Preferred Stock will also be able to convert upon a change in control at the applicable conversion rate plus an additional number of shares determined by reference to the price paid for Xerox common stock upon a change in control. In addition, upon the occurrence of certain fundamental change events, including a future change in control of Xerox or if Xerox common stock ceases to be listed on a national securities exchange, the holders of Xerox Convertible Preferred Stock will have the right to require Xerox to redeem any or all of the Xerox Convertible Preferred Stock in cash at a redemption price per share equal to the liquidation preference and any accrued and unpaid dividends to, but not including the redemption date. The Xerox Convertible Preferred Stock is classified as temporary equity (i.e., apart from permanent equity) as a result of the contingent redemption feature.

The merger is subject to both Xerox and ACS stockholder approvals, governmental and regulatory approvals, the satisfaction of certain conditions related to the debt financing for the transaction, and other usual and customary closing conditions. The merger is expected to be completed in the first calendar quarter of 2010.

2. Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial statements of Xerox and ACS. For ease of reference, all pro forma statements use Xerox’s period end dates and ACS’s reported information has been recasted accordingly to correspond to Xerox’s period end dates by adding ACS’s comparable quarterly periods as necessary. In addition, certain reclassifications have been made to the historical financial statements of ACS to conform with Xerox’s presentation, primarily related to the presentation of revenues; selling, administrative and general (SAG) expenses, software and intangible assets.

The acquisition method of accounting is based on Accounting Standards Codification (ASC) Topic 805, Business Combinations, which Xerox adopted on January 1, 2009 and uses the fair value concepts defined in ASC Topic 820, Fair Value Measurements and Disclosures, which Xerox has adopted as required.

ASC Topic 805, requires, among other things, that most assets acquired and liabilities acquired be recognized at their fair values as of the acquisition date. Financial statements of Xerox issued after completion of the merger will reflect such fair values, measured as of the acquisition date, which may be different than the estimated fair values included in these unaudited pro forma condensed combined financial statements. The financial statements of Xerox issued after the completion of the merger will not be retroactively restated to reflect the historical financial position or results of operations of ACS. In addition, ASC Topic 805 establishes that the consideration transferred be measured at the closing date of the merger at the then-current market price, which will likely result in a per share equity component that is different from the amount assumed in these unaudited pro forma condensed combined financial statements.

ASC Topic 820, defines the term “fair value” and sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be unrelated (to Xerox) buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, Xerox may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect Xerox’s intended use of those assets. Many of these fair value measurements can be highly subjective and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under ASC Topic 805, acquisition-related transaction costs (i.e., advisory, legal, valuation, other professional fees, etc.) and certain acquisition-related restructuring charges impacting the target company are not included as a component of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Total advisory, legal, regulatory and valuation costs expected to be incurred by Xerox are estimated to be approximately $75 million, of which $9 million was expensed in the nine months ended September 30, 2009. In addition, Xerox has reflected fees of approximately $60 million associated with the bridge facility, as described in the section entitled “Description of Debt Financing” beginning on page 162. The unaudited pro forma condensed combined balance sheet also reflects anticipated acquisition-related transaction costs to be incurred by ACS, which are estimated to be approximately $65 million, as an assumed liability to be paid in connection with the closing of the merger (of which $7 million was incurred in the nine months ended September 30, 2009). The unaudited pro forma condensed combined financial statements do not reflect restructuring charges expected to be incurred in connection with the merger, but these charges are expected to be in the range of approximately $50 million to $75 million cumulatively over three years.

3. Accounting Policies

Upon completion of the merger, Xerox will perform a detailed review of ACS’s accounting policies. As a result of that review, Xerox may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements. At this time, Xerox is not aware of any differences that would have a material impact on the combined financial statements. The unaudited pro forma condensed combined financial statements do not assume any differences in accounting policies.

4. Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of consideration expected to be transferred to effect the acquisition of ACS:

(in millions, except per share amounts)	Conversion Calculation	Estimated Fair Value	Form of Consideration
Number of shares of ACS Class A shares issued and outstanding as of September 30, 2009	91.0
Number of shares of ACS Class B shares issued and outstanding as of September 30, 2009	6.6

Total number of ACS shares issued and outstanding	97.6

Multiplied by Xerox's share price as of December 4, 2009 ($7.91) multiplied by the exchange ratio of 4.935	$39.04	$3,812	Xerox common stock

Multiplied by cash consideration per common share outstanding	$18.60	$1,816	Cash

Number of ACS stock options vested and unvested as of September 30, 2009 expected to be assumed in exchange for a Xerox equivalent stock option	14.3
Multiplied by the Option Exchange Ratio	7.286

Number of Xerox equivalent stock options	104.2

Fair value of Xerox equivalent stock options(1)	$1.90	$198	Xerox stock options

Estimated fair value of Xerox Series A Convertible Perpetual Preferred stock issued to ACS Class B Shareholder		$300	Xerox preferred stock

Estimate of consideration expected to be transferred(2)		$6,126

(1)	The fair value of the Xerox equivalent stock option was estimated as of December 4, 2009 using the Black-Scholes valuation model utilizing the assumptions noted below. The expected volatility of the Xerox stock price is based on the average historical volatility over the expected term based on daily closing stock prices. The expected term of the option is based on ACS historical employee stock option exercise behavior as well as the remaining contractual exercise term. The stock price volatility and expected term are based on Xerox’s best estimates at this time, both of which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the total consideration that will be recorded at the effective time of the merger.

Xerox believes that the fair value of the Xerox stock options that will be issued to the holders of the ACS stock options approximates the fair value of ACS stock options. Accordingly, the fair value of the converted stock options was recognized as a component of the purchase price and no additional amounts have been reflected as compensation expense. Xerox will also recalculate the fair values of the ACS stock options and the converted options as of the closing date, to determine the fair value amounts, if any, to be recorded as compensation expense.

Assumptions used for the valuation of Xerox stock options:

Stock price	$7.91
Strike price	$6.65
Expected volatility	50%
Risk-free interest rate	0.27%
Expected term	0.75	years

Black-Scholes value per option	$1.90

(2)	The estimated consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual consideration transferred will be when the merger is completed. In accordance with ASC Topic 805, the fair value of equity securities issued as part of the consideration transferred will be measured on the closing date of the merger at the then-current market price. This requirement will likely result in a per share equity component different from the $39.04 assumed in these unaudited pro forma condensed combined financial statements and that difference may be material. Xerox believes that an increase or decrease by as much as 20% in the Xerox common stock price on the closing date of the merger from the common stock price assumed in these unaudited pro forma condensed combined financial statements is reasonably possible based upon the recent history of Xerox common stock price. A change of this magnitude would increase or decrease the consideration expected to be transferred by about $850 million, which would be reflected in these unaudited pro forma condensed combined financial statements as an increase or decrease to goodwill.

5. Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by Xerox in the merger, reconciled to the estimate of consideration expected to be transferred:

(in millions)
Book value of net assets acquired September 30, 2009	$2,703

Less: ACS historical goodwill	(2,897)
Less: ACS historical intangible assets	(301)
Less: ACS historical deferred customer contract costs(1)	(166)

Adjusted book value of net assets acquired	$(661)

Adjustments to:
Property, equipment and software	—
Identifiable intangible assets	3,470
Unearned revenue	138
Contingent consideration (prior ACS acquisitions)	(10)
Other liabilities—Change-in-control /expenses	(130)
Debt	(17)
Taxes	(703)
Contingencies	—
Goodwill	4,039

Total adjustments	$6,787

Estimate of consideration expected to be transferred	$6,126

(1)	Included in Other long-term assets.

The purchase price allocation for the purposes of these unaudited pro forma condensed combined financial statements was primarily limited to the identification and valuation of intangible assets. Xerox believes this was an appropriate approach based on a review of similar type acquisitions which appeared to indicate that the most significant and material portion of the purchase price would be allocated to identifiable intangible assets.

The following is a discussion of the adjustments made to ACS’s assets and liabilities in connection with the preparation of these unaudited pro forma condensed combined financial statements:

Property, equipment and software: As of the effective time of the merger, property, equipment and software is required to be measured at fair value, unless those assets are classified as held-for-sale on the acquisition date. The acquired assets can include assets that are not intended to be used or sold, or that are intended to be used in a manner other than their highest and best use. Xerox does not have sufficient information at this time as to the specific types, nature, age, condition or location of these assets. In addition, more information is needed regarding the nature and types of computer equipment and software, which is the majority of ACS’s property, equipment and software balance, in order to assess these assets against current technology products, costs and values. Accordingly, for purposes of these unaudited pro forma condensed combined financial statements, Xerox believes that the current ACS book values for these assets (Total as of September 30, 2009 of $979 million — $570 million for property and equipment and $409 million for software, which was reclassified to Other long-term assets to conform to Xerox presentation) represent the best estimates of fair value. This estimate of fair value is preliminary and subject to change and could vary materially from the actual adjustment on the closing date. For each $100 million of fair value adjustment (approximately 10% of the current book value) that changes property, equipment and software, there could be an annual change in depreciation and amortization expense — increase or decrease — of approximately $25 million ($6 million per quarter), assuming a weighted-average useful life of 4 years.

Intangible assets: As of the effective time of the merger, identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, it is assumed that all assets will be used and be used in a manner that represents their highest and best use. Based on internal assessments as well as discussions with ACS and our external third party valuation advisors, Xerox identified the following significant intangible assets: customer relationships/contracts, the ACS tradename and title plant.

The fair value of these intangible assets is normally determined primarily through the use of the “income approach,” which requires an estimate or forecast of all the expected future cash flows either through the use of either the multi-period excess earnings method or relief-from-royalty method.

At this time, Xerox does not have sufficient information as to the amount, timing and risk of the estimated future cash flows needed to value the customer relationship/contracts, the ACS tradename and the title plant. Some of the more significant assumptions inherent in the development of estimated cash flows, from the perspective of a market participant, include: the amount and timing of projected future cash flows (including revenue, cost of revenue, sales and marketing expenses and working capital/contributory asset charges) and the discount rate selected to measure the risks inherent in the future cash flows. However, for purposes of these unaudited pro forma condensed combined financial statements, using currently available information, such as ACS’s historical and projected revenues, customer attrition rates, cost structure, and certain other high-level assumptions, the fair value of the customer relationship/contracts and the ACS tradename were estimated by our external third party valuation advisors and reviewed by Xerox management and were as follows: Customer relationships/contracts — $3.1 billion with a weighted average useful life of 11 years; and the ACS tradename — $300 million with a weighted average useful life of 5 years.

An amount of $15 million with a weighted average useful life of 5 years was also included in the adjustment for identifiable intangible assets to cover additional acquired intangible assets including non-compete agreements, other tradenames, copyrights and patents. Since Xerox has limited information at this time to value all of these intangible assets, the estimated fair values were based primarily on ACS’s current book values and recent acquisitions involving similar intangible assets.

The following table is a summary of the fair value estimates of the identifiable intangible assets and their weighted average useful lives used for purposes of these unaudited pro forma condensed combined financial statements:

(in millions)	Estimated Fair Value	Estimated Useful Life
Customer relationships/contracts	$3,100	11
ACS tradename	300	5
Other intangible assets	15	5
Title Plant and other indefinite-lived assets	55	N/A

Total identifiable intangible assets	$3,470

These preliminary estimates of fair value and weighted-average useful life will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. Once Xerox and our third party valuation advisors have full access to the specifics of the ACS’s intangible assets, additional insight will be gained that could impact: (i) the estimated total value assigned to intangible assets, (ii) the estimated allocation of value between finite-lived and indefinite-lived intangible assets and/or (iii) the estimated weighted-average useful life of each category of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to us only upon access to additional information and/or by changes in such factors that may occur prior to the effective time of the merger. For each $100 million change in the fair value of identifiable intangible assets, there could be an annual change in amortization expense — increase or decrease — of approximately $10 million ($2.5 million per quarter), assuming a weighted-average useful life of 10 years.

Unearned revenue: Deferred revenue in the context of a business combination represents an obligation to provide future products or services to a customer when payment for such products or services has been made prior to the products being delivered or services being rendered. A certain portion of ACS’s unearned revenue is for services already rendered and therefore no future obligation to provide services remains. The payments from customers were normally for up-front transition and set-up services and were deferred due to the revenue recognition requirements for up-front payments. Accordingly, Xerox adjusted the balance of unearned revenue by $138 million for the estimated portion of unearned revenue for which no future service obligation exists. No adjustment was made for the remaining portion of unearned revenue as it was determined to be a reasonable estimate of the fair value for the remaining service obligation.

Contingent consideration: Although there is no contingent consideration associated with this merger, ACS is obligated to make certain contingent payments in connection with prior acquisitions upon satisfaction of certain contractual criteria. As of the effective time of the merger, contingent consideration obligations must be recorded at their respective fair value. As of September 30, 2009, the maximum aggregate amount of ACS’s outstanding contingent obligations to former shareholders of acquired entities is approximately $46 million. The fair value of this obligation was estimated to be $10 million for purposes of these unaudited pro forma condensed combined financial statements.

Other liabilities: This adjustment represents ACS liabilities assumed by Xerox as required by the terms of the merger. The assumed liabilities include payments due under contractual change-in-control provisions in employment agreements of certain ACS employees of approximately $80 million as well as ACS’s costs associated with the merger of approximately $65 million. As of September 30, 2009, ACS had accrued $11 million related to change-in-control agreements and $7 million for merger related costs. These amounts are preliminary estimates and will likely change once the underlying calculations are finalized.

Debt: As of the effective time of the merger, debt is required to be measured at fair value. A portion of ACS’s debt will be repaid at the effective time of the merger — $1,771 million at September 30, 2009 — together with related interest rate swaps — $33 million liability at September 30, 2009. Accordingly, Xerox only calculated a fair value adjustment to ACS’s remaining debt of $500 million based on ACS’s filings with the SEC and believes the pro forma fair value adjustment amount of $(4) million to be reasonable. As a result of the debt repayment and fair value adjustment, ACS’s deferred debt issue costs of $21 million were written off and are netted against the fair value adjustment in the table above.

Deferred taxes: As of the effective time of the merger, Xerox will provide deferred taxes and other tax adjustments as part of the accounting for the acquisition, primarily related to the estimated fair value adjustments for acquired intangibles. The $703 million adjustment included in the table reflects the summation of those adjustments — see Note 7 Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, item (E) for details regarding the adjustment to taxes.

Contingencies: As of the effective time of the merger, except as specifically excluded by GAAP, contingencies are required to be measured at fair value, if the acquisition-date fair value of the asset or liability arising from a contingency can be determined. If the acquisition-date fair value of the asset or liability cannot be determined, the asset or liability would be recognized at the acquisition date if both of the following criteria were met: (i) it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (ii) the amount of the asset or liability can be reasonably estimated. These criteria are to be applied using the guidance in ASC Topic 405, Contingencies. As disclosed in ACS’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, which is incorporated by reference into this proxy statement/prospectus, ACS is involved in various legal proceedings, including an SEC investigation. However, Xerox does not have sufficient information at this time to evaluate if the fair value of these contingencies can be determined and, if determinable, to value them under a fair value standard. A fair valuation effort would require intimate knowledge of complex legal matters and associated defense strategies, which cannot occur prior to the closing date. As required, ACS currently accounts for these contingencies under ASC Topic 405. If fair value cannot be determined for ACS’s contingencies, the combined company would continue to account for the ACS contingencies using ASC Topic 405. Since ACS’s management, unlike Xerox’s management, has full and complete access to relevant information about these contingencies, Xerox believes that it has no basis for modifying ACS’s current application of these standards. So, for the purpose of these unaudited pro forma condensed combined financial statements, Xerox has not adjusted the ACS book values for contingencies. This approach is preliminary and subject to change.

In addition, as disclosed in ACS’s 2009 Quarterly Report on Form 10-Q for the period ended September 30, 2009, which is incorporated by reference into this proxy statement/prospectus, ACS has recorded provisions for uncertain tax positions. Income taxes are exceptions to both the recognition and fair value measurement principles of ASC Topic 805. As such, the combined company would continue to account for the ACS uncertain tax positions using ASC Topic 740, Income Taxes. Since ACS management, unlike Xerox management, has full and complete access to relevant information about these tax positions, Xerox believes that it has no basis for modifying ACS’s current application of these standards. Accordingly, for the purpose of these unaudited pro forma condensed combined financial statements, Xerox has not adjusted the ACS book values for uncertain tax positions. This assessment is preliminary and subject to change.

Other Assets/Liabilities: Adjustments to ACS’s remaining assets and liabilities may also be necessary, however at this time Xerox has limited knowledge as to the specific details and nature of those assets and liabilities necessary in order to make adjustments to those values. However, since the majority of the remaining assets and liabilities are current assets and liabilities, Xerox believes that the current ACS book values for these assets represent reasonable estimates of fair value or net realizable value, as applicable. Xerox does not anticipate that the actual adjustments for these assets and liabilities on the closing date will be materially different.

Goodwill: Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized but rather subject to an annual fair value impairment test.

6. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income:

(A)	Reflects adjustments for the following (in millions):

	Year Ended December 31, 2008	Nine Months Ended September 30, 2009
Reduction in revenue related to the write-off of deferred revenue for which no future service obligation remains(1)	$(55)	$(24)
Reversal of amortization for certain ACS deferred charges, including contract inducements costs, that will be written-off at the consummation of the acquisition	15	12

Total	$(40)	$(12)

(1)	See note (H) in Note 7 — Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheets for the estimated reduction to ACS’s historical deferred revenue. After the completion of the merger Xerox’s revenue will reflect the decreased valuation of ACS’s deferred revenue. Although long-term there will be no continuing impact on the combined operating results, the majority of this deferred revenue would have been recognized by ACS in the next two years. To show the anticipated effect on the combined operating results after the completion of the merger, the historical unaudited pro forma condensed statements of income were adjusted to reflect the decrease in ACS’s deferred revenue.

(B)	Reversal of amortization for certain ACS deferred charges, including customer contract costs, that will be written-off at the consummation of the acquisition.

(C)	The pro forma adjustment to other expenses, net primarily reflects additional intangible asset amortization and the interest expense related to the Senior Notes Xerox issued in December 2009 and $700 million of additional borrowings under our existing revolving credit facility. The components of the adjustments to other expenses, net are as follows (in millions):

	Year Ended December 31, 2008	Nine Months Ended September 30, 2009
New intangible asset amortization(1)	$345	$259
Eliminate ACS’s historical intangible asset amortization expense	(48)	(35)
Interest expense on new debt issuances used to partially finance the merger(2)	130	97
Amortization of: (i) deferred financing fees related to new debt issuances; and (ii) the estimated fair value adjustment for ACS’s debt that will not be repaid	13	10
Historical interest cost—debt to be repaid	(109)	(61)
Amortization of deferred financing fees—debt to be repaid	(9)	(7)
Forgone interest income from lower cash balances used to partially fund the merger	17	12
To eliminate change in control payments accrued in the nine months ended September 30, 2009, which are directly attributable to the announcement of the merger that are not expected to have a continuing impact on the combined entity’s results	—	(11)
To eliminate acquisition related transaction costs including advisory and legal fees incurred in the nine months ended September 30, 2009, which are directly attributable to the pending merger, but which are not expected to have a continuing impact on the combined entity’s results	—	(16)

Total	$339	$248

(1)	For estimated intangible asset values and the estimated associated useful lives, see note (C) in Note 7— Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheets.
(2)	For the anticipated new borrowings that will be used to partially finance the merger, see note (G) in Note 7—Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheets.

(D)	This represents the tax effect of adjustments to income before income taxes and equity income primarily related to the expense associated with incremental debt to partially finance the merger and increased amortization resulting from estimated fair value adjustments for acquired intangibles. Xerox has assumed a 38% blended tax rate representing the estimated combined effective U.S. federal and state statutory rates. This estimated blended tax rate recognizes that ACS is predominately a U.S. based entity and that the debt incurred by Xerox to effect the merger will be an obligation of a U.S. entity. However, the effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-acquisition activities.

(E)	The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the combined basic and diluted weighted-average shares. The historical basic and diluted weighted average shares of ACS are assumed to be replaced by the shares expected to be issued by Xerox to effect the merger. For purposes of the unaudited pro forma condensed combined diluted earnings per share calculations, net income available to common shareholders reflects net income less dividends on the Series A convertible preferred stock of $24 million per year. The shares associated with the Series A convertible preferred stock were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.

The unaudited pro forma condensed combined financial statements do not reflect revenue synergies or the expected realization in three years of annual pre-tax cost savings of $300 to $400 million. Although Xerox management expects that cost savings will result from the merger, there can be no assurance that these cost savings will be achieved. The unaudited pro forma condensed financial statements also do not reflect estimated restructuring charges associated with the expected cost savings, which could be in the range of approximately $50 million to $75 million and will be expensed as incurred.

7. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheets:

(A)	The sources and uses of funds relating to the proposed merger transaction are as follows:

(in millions)
Sources:
Senior Notes issued in December 2009	$2,000
Borrowings under our existing revolving credit facility at an assumed current rate of 3.75%	700

Total sources(1)	$2,700

Uses:
Repayment of ACS’s debt(1)	$(1,771)
Cash consideration to shareholders of ACS common stock at $18.60 per share	(1,816)
Estimated remaining Xerox and ACS acquisition related transaction costs including certain costs related to the bridge term facility which Xerox does not expect to utilize (excludes $11 million of fees paid as of September 30, 2009 related to the bridge term facility)(2)	(189)
Payment upon termination of ACS interest rate swaps in conjunction with the closing of the merger	(33)

Total uses	$(3,809)

Net effect on cash	$(1,109)

(1)	See (G) below for a description of the transaction financing.
(2)	The unaudited condensed combined pro forma balance sheet assumes that the estimated remaining transaction costs of $189 million will be paid in conjunction with the closing of the merger.

(B)	Reflects adjustments for the following:

(in millions)
Net change to current deferred tax assets(1)	$(49)
Represents the write-off of the current portion of ACS’s unamortized debt issuance costs(2)	(7)

Total	$(56)

(1)	See (E) below for long-term deferred tax assets.
(2)	See (F) and (G) below.

(C)

As of the effective time of the merger, identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, it is assumed that all assets will be used and that all assets will be used in a manner that represents the highest and best use of those assets. The pro forma adjustments to intangible assets, net reflect the following:

(in millions)
To record the estimated fair value of the following identifiable intangible assets:
Customer relationships—estimated 11 year weighted average useful life	$3,100
Tradenames and other intangibles—estimated 5 year weighted average useful life	315
Title plant and tradename—non-amortizable as indefinite-lived	55
Eliminate ACS’s historical intangible assets	(301)

Total	$3,169

(D)	Reflects adjustments for the following:

(in millions)
Estimated transaction goodwill	$4,039
Eliminate ACS’s historical goodwill	(2,897)

Total	$1,142

(E)	Reflects adjustments for the following:(1)

(in millions)
Establish deferred tax liability for the increase in the basis of identified acquired intangible assets(2)	$(1,149)
Elimination of ACS’s previous deferred tax liability associated with historical goodwill	449
Reduce deferred tax assets related to the write-off of deferred revenue for which no future service obligation remains(3)	(52)
Establish deferred tax asset for contingent consideration related to previous ACS asset acquisitions(3)	4
Increase in deferred tax assets for the accelerated vesting of certain ACS nonqualified stock options(4)	37
Reduction of income taxes related to the write-off of ACS’s unamortized debt issuance costs(5)	8

Total change in deferred tax assets	$(703)

Total change from the unaudited historical balance sheet:
Net change in current portion of deferred tax assets—see (B) above	$(49)
Net change in long-term portion of deferred tax assets	(654)

Total	$(703)

(1)	Given that ACS is predominately a U.S. based entity, Xerox has assumed a blended 38% tax rate representing the estimated combined effective U.S. federal and state statutory rates. However, the effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-acquisition activities.
(2)	See (C) above for identified intangible assets.
(3)	See (H) and (I) below for adjustments to underlying liability that was tax effected.
(4)	See additional paid-in-capital at (L) below.
(5)	See (B) above and (F) below for the write-off of certain unamortized debt issuance costs.

(F)	Reflects adjustments for the following:

(in millions)
Write-off of certain ACS deferred customer costs including contract inducements and contract set-up and transition costs	$(166)
Deferral of costs associated with new debt issued in connection with the merger(1)	19
Write-off the long-term portion of ACS’s unamortized debt issuance costs(2)	(14)
Write-off the unamortized deferred issuance costs related to the bridge term facility	(36)

Total	$(197)

(1)	Deferred debt issuance costs expected to be amortized over the term of the associated new debt. See (G) below.
(2)	See (B) and (E) above and (G) below.

(G)	Reflects adjustments for the following:

(in millions)
New borrowings:
4.25% Senior Notes due 2015	$1,000
5.625% Senior Notes due 2019	650
6.75% Senior Notes due 2039	350
Borrowings under our existing revolving credit facility at an assumed current rate of 3.75%	700

Total(1)	$2,700

Repayments:
ACS Term Loan Facility due March 2013	$(1,737)
ACS Revolving Facility due March 2012	(34)

Total repayments:(1)	(1,771)

Estimated fair market value adjustment for the assumed ACS debt that will not be repaid in conjunction with the merger	(4)

Total repayments and fair market value adjustments	$(1,775)

Net change in debt	$925

Total change from the unaudited historical balance sheet:
Current debt portion	$(17)
Long-term debt portion	942

Total	$925

(1)	The cash portion of the acquisition, as well as the repayment of approximately $1.8 billion of ACS’s assumed debt is expected to be funded through a combination of cash on hand, additional borrowings under our existing credit facility and the proceeds from the Senior Notes issued in December 2009. See note (C) in Note 6 — Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income for the estimated interest expense related to these borrowings.

(H)	Reflects adjustments for the following:

(in millions)
Payment upon termination of ACS interest rate swaps—current portion(1)	$(21)
Write-off of the current portion of deferred revenue for which no future service obligation remains(1)(2)	(55)
Reduction of income taxes payable for the tax benefit associated with the bridge term facility costs expected to be expensed(3)	(23)
Reduction of other current liabilities for accrued fees associated with the bridge term facility assumed to be paid in conjunction with the closing of the merger(4)	(25)
To eliminate acquisition related transaction costs including advisory and legal fees accrued in the nine months ended September 30, 2009 assumed to be paid in conjunction with the closing of the merger	(16)
Current portion of accrual for contingent consideration related to previous ACS acquisitions(1)	8

Total	$(132)

(1)	See (I) below for long-term portion.
(2)	After the completion of the merger Xerox’s revenue will reflect the decreased valuation of ACS’s deferred revenue. Although long-term there will be no continuing impact on the combined operating results, the majority of this deferred revenue would have been recognized by ACS in the next two years. To show the anticipated effect on the condensed combined operating results after the completion of the merger, the historical unaudited pro forma condensed statements of income were also adjusted to reflect the decreased value of ACS’s deferred revenue.
(3)	See (N) below.
(4)	See (A) above for acquisition related transaction costs including certain costs related to the bridge term facility.

(I)	Reflects adjustments for the following:

(in millions)
Payment upon termination of ACS interest rate swaps—long-term portion(1)	$(12)
Write-off of the long-term portion of deferred revenue for which no future service obligation remains(1)	(83)
Estimated incremental payments related to the change in control of ACS (excludes $11 million accrued by ACS as of September 30, 2009)(2)	72
Long-term portion of accrual for contingent consideration related to previous ACS acquisitions(1)	2

Total	$(21)

(1)	See (H) above for current portion.
(2)	The total of $83 million represents the estimated amount for change in control related payments. This amount is a preliminary estimate and will likely change once the underlying calculations are finalized.

(J)	Reflects adjustments for the following:

(in millions)
Issuance of Series A convertible preferred stock	$300
Deferred transaction costs related to the issuance of the preferred stock	(1)

Total	$299

(K)	Reflects adjustments for the stock portion of the merger consideration, at par, and to eliminate ACS’s common stock, at par, as follows:

(in millions)
Issuance of Xerox common stock based on exchange ratio of 4.935 shares for each share of ACS Class A common stock and ACS Class B common stock	$482
Eliminate ACS common stock	(1)

Total	$481

(L)	Reflects adjustments for the following:

(in millions)
To record stock portion of the merger consideration at fair value	$3,812
Par value of stock portion of the merger consideration recorded within common stock(1)	(482)
To record the fair value of stock options that will vest as a result of the merger(2)	198
Eliminate ACS additional paid-in-capital	(1,737)
Capitalized transaction costs related to the issuance of Xerox common stock	(5)

Total	$1,786

(1)	See (K) above.
(2)	See (E) above.

(M)	To eliminate ACS’s treasury stock.

(N)	Reflects adjustments for the following:

(in millions)
Eliminate ACS retained earnings	$(2,061)
To record estimated non-recurring costs for remaining Xerox acquisition related transactions costs and certain costs related to the bridge term facility which Xerox does not plan to utilize (excludes $9 million incurred by Xerox in the nine months ended September 30, 2009)	(101)
Tax benefit of the bridge term facility costs(1)	23

Total	$(2,139)

(1)	See (H) above.

(O)	To eliminate ACS’s accumulated other comprehensive loss.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this joint proxy statement/prospectus, including those relating to Xerox’s and ACS’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “will,” “should,” “may,” expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to in this joint proxy statement/prospectus as the “Exchange Act.” Forward-looking statements include information concerning possible or assumed future results of operations of Xerox and ACS as set forth under “The Merger — Recommendation of the Xerox Board of Directors; Xerox’s Reasons for the Merger,” “The Merger — Recommendation of the ACS Board of Directors; ACS’s Reasons for the Merger,” “The Merger — Opinions of Financial Advisors to Xerox,” “The Merger — Opinion of Financial Advisor to ACS,” “The Merger — Opinion of Financial Advisor to the Strategic Transaction Committee,” “The Merger — Xerox Unaudited Prospective Financial Information” and “The Merger — ACS Unaudited Prospective Financial Information.” These statements are not historical facts but instead represent only Xerox’s and ACS’s expectations, estimates and projections regarding future events. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict, which may include the risk factors set forth above and other market, business, legal and operational uncertainties discussed elsewhere in this document and the documents which are incorporated herein by reference. Those uncertainties include, but are not limited to:

•	the unprecedented volatility in the global economy;

•	the risk that the future business operations of Xerox or ACS will not be successful;

•	the risk that all of the anticipated benefits from the merger will not be realized;

•	the risk that customer retention and revenue expansion goals for the merger will not be met and that disruptions from the merger will harm relationships with customers, employees and suppliers;

•	the risk that unexpected costs will be incurred;

•	the outcome of litigation and regulatory proceedings to which Xerox and/or ACS may be a party;

•	actions of competitors;

•	changes and developments affecting Xerox’s and/or ACS’s industries;

•	quarterly or cyclical variations in financial results;

•	development of new products and services;

•	interest rates and cost of borrowing;

•	Xerox’s and ACS’s ability to protect their intellectual property rights;

•	Xerox’s ability to maintain and improve cost efficiency of operations, including savings from restructuring actions;

•	changes in foreign currency exchange rates;

•	changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which Xerox and ACS do business; and

•	reliance on third parties for manufacturing of products and provision of services.

Additional factors that could cause Xerox’s and ACS’s results to differ materially from those described in the forward-looking statements can be found in the 2008 Annual Report on Form 10-K of Xerox, the 2009 Annual Report on Form 10-K of ACS, Xerox’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and ACS’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, in each case as filed with the Securities and Exchange Commission, which we refer to in this joint proxy statement/prospectus as the “SEC,” and available at the SEC’s Internet site (www.sec.gov). Neither Xerox nor ACS undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

INFORMATION ABOUT THE COMPANIES

Xerox Corporation

Xerox Corporation is a New York corporation and was founded in 1906. Xerox is a $17.6 billion technology and services enterprise and a leader in the global document market. Xerox develops, manufactures, markets, services and finances a complete range of document equipment, software, solutions and services. Xerox operates in over 160 countries worldwide. Xerox sells its products and solutions directly to customers through its worldwide sales force and through a network of independent agents, dealers, value-added resellers, systems integrators and on the Web. Xerox’s principal executive offices are located at 45 Glover Avenue, Norwalk, Connecticut 06856-4505 and its telephone number is (203) 968-3000.

Boulder Acquisition Corp.

Boulder Acquisition Corp. is a Delaware corporation and a direct wholly-owned subsidiary of Xerox. Boulder Acquisition Corp. was organized on September 21, 2009, solely for the purpose of effecting the merger with ACS. It has not carried on any activities other than in connection with the merger. Boulder Acquisition Corp.’s principal executive offices are located at 45 Glover Avenue, Norwalk, Connecticut 06856-4505 and its telephone number is (203) 968-3000.

Affiliated Computer Services, Inc.

Affiliated Computer Services, Inc. is a Delaware corporation and was founded in 1988. ACS is a provider of business process outsourcing and information technology services. ACS provides non-core, mission critical services that its clients need to run their day-to-day business. ACS’s services are focused on vertical markets and centered on its clients’ needs. The services ACS provides enable its clients to concentrate on their core operations, respond to rapidly changing technologies and reduce expenses associated with their business processes and information processing. ACS supports client operations in more than 100 countries. ACS’s principal executive offices are located at 2828 North Haskell, Dallas, Texas 75204 and its telephone number is (214) 841-6111.

THE XEROX SPECIAL MEETING

This section contains information about the special meeting of Xerox stockholders that has been called to consider and approve the issuance of shares of Xerox common stock required to be issued pursuant to the merger agreement.

This joint proxy statement/prospectus is being furnished to the stockholders of Xerox in connection with the solicitation of proxies by the Xerox board of directors for use at the special meeting. Xerox is first mailing this joint proxy statement/prospectus and accompanying proxy card to its stockholders on or about [—], 2009.

Date, Time and Place

The Xerox special meeting will be held on [—], beginning at [—], local time, at [—].

Matters to be Considered

The purpose of the special meeting is to consider and vote upon the proposal to issue shares of Xerox common stock required to be issued to ACS stockholders pursuant to the merger agreement and to consider and vote upon the proposal to approve the adjournment of the special meeting, if necessary or appropriate, including to solicit additional proxies.

Recommendation of the Xerox Board of Directors

THE XEROX BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND MERGER ARE ADVISABLE AND IN THE BEST INTERESTS OF XEROX AND ITS STOCKHOLDERS AND RECOMMENDS THAT XEROX STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ISSUE SHARES OF XEROX COMMON STOCK REQUIRED TO BE ISSUED PURSUANT TO THE MERGER AGREEMENT AND “FOR” THE PROPOSAL TO ADJOURN THE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, INCLUDING TO SOLICIT ADDITIONAL PROXIES.

Xerox stockholders should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the proposed transactions. In addition, Xerox stockholders are directed to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

Record Date; Shares Entitled to Vote

Only holders of record of Xerox common stock as of the close of business on the Xerox record date (December 11, 2009) will be entitled to vote at the Xerox special meeting. Each share of Xerox common stock is entitled to one vote on each proposal. On the Xerox record date, there were 869,315,707 shares of Xerox common stock outstanding and entitled to vote at the special meeting.

Voting by Xerox’s Directors and Executive Officers

On the Xerox record date, directors and executive officers of Xerox and their affiliates had the right to vote 3,252,360 shares of Xerox common stock, representing less than approximately 0.37% of the shares entitled to vote at the Xerox special meeting. Xerox currently expects that its directors and executive officers will vote their shares “FOR” the proposal to issue shares of Xerox common stock required to be issued pursuant to the merger agreement and “FOR” the proposal to approve the adjournment of the special meeting, if necessary or appropriate, including to solicit additional proxies.

Quorum and Required Vote

Holders of a majority in voting power of the Xerox common stock issued and outstanding and entitled to vote thereat, represented (whether in person or by proxy) at the Xerox special meeting, will constitute a quorum to conduct business at such meeting. In the absence of a quorum, the stockholders entitled to vote thereat and represented (whether in person or by proxy) at the Xerox special meeting will have the power to adjourn the meeting.

Assuming a quorum of stockholders is represented (whether in person or by proxy) at the Xerox special meeting, the affirmative vote of holders of a majority in voting power of the shares of Xerox common stock represented (whether in person or by proxy) at such meeting or any adjournment or postponement thereof is required to approve the proposal to issue shares of Xerox common stock required to be issued pursuant to the merger agreement. Assuming a quorum of stockholders is represented (whether in person or by proxy) at the Xerox special meeting, the affirmative vote of holders of a majority of the votes cast in favor of or against such proposal by holders of shares of Xerox common stock is required to adjourn the Xerox special meeting, if necessary or appropriate, including to solicit additional proxies. In the absence of a quorum, the stockholders entitled to vote thereat and represented (whether in person or by proxy) at the Xerox special meeting will have the power to adjourn the meeting. An abstention will not constitute a vote cast.

Effects of Abstentions and Broker Non-Votes

Abstentions and Failures to Vote

Quorum. Abstentions are counted for the purposes of determining the presence or absence of a quorum.

Proposal to Issue Shares of Common Stock. (i) A failure to submit a proxy card (or to submit a proxy by telephone or over the Internet or to vote in person at the Xerox special meeting) will have no effect on such proposal but (ii) an abstention will have the same effect as a vote against such proposal.

Proposal to Adjourn. An abstention or failure to vote will have no effect on the proposal to adjourn the special meeting.

Broker Non-Votes

Quorum. Broker non-votes are not counted for the purpose of determining the presence or absence of a quorum.

Proposal to Issue Shares of Common Stock. A broker non-vote will have no effect on such proposal.

Proposal to Adjourn. A broker non-vote will have no effect on such proposal.

ESOP Voting Instruction

Beneficial owners of shares of Xerox common stock held in their accounts in the Xerox ESOP can instruct State Street Bank and Trust Company, as ESOP Trustee, by telephone, over the Internet or by mail, how to vote. No matter which method is used, your voting instructions are confidential and will not be disclosed to Xerox. By providing your voting instruction in one of these ways, you instruct the ESOP Trustee to vote the shares allocated to your ESOP account. You also authorize the ESOP Trustee to vote a proportion of the shares of Xerox common stock held in the ESOP trust for which no instructions have been received.

Proxies

If you are a Xerox stockholder, you should complete and return the proxy card accompanying this joint proxy statement/prospectus to ensure that your vote is counted at the Xerox special meeting, even if you plan to attend the Xerox special meeting in person. If you are a registered stockholder (that is, you hold stock certificates or book-entry shares registered in your own name), you may also vote by telephone or over the Internet by following the instructions described on your proxy card. If your shares are held in nominee or “street name,” you will receive separate voting instructions from your broker or nominee with your proxy materials. Although most brokers and nominees offer telephone and Internet voting, availability and specific processes will depend on their voting arrangements. You can revoke a proxy at any time before the vote is taken at the Xerox special meeting by submitting to Xerox’s Corporate Secretary written notice of revocation or a properly executed proxy of a later date, or by attending the Xerox special meeting and voting in person. Written notices of revocation and other communications about revoking Xerox proxies should be addressed to:

Xerox Corporation

45 Glover Avenue

P.O. Box 4505

Norwalk, Connecticut 06856-4505

Attention: Don H. Liu, Corporate Secretary

If your shares are held in street name, you should follow the instructions of your broker regarding the revocation of proxies.

All shares represented by valid proxies that Xerox receives through this solicitation and that are not revoked will be voted in accordance with the instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the proposal to issue shares of Xerox common stock required to be issued pursuant to the merger agreement and “FOR” the proposal to approve the adjournment of the special meeting, if necessary or appropriate, including to solicit additional proxies. Approval of the first proposal is a condition to completion of the merger.

Special Meeting Admission

You must present an admission ticket, Xerox Special Meeting Notice or other proof of ownership of Xerox common stock as of the Xerox record date, as well as a form of personal photo identification, such as a driver’s license, in order to be admitted to the meeting.

If you are a registered stockholder:

•	If you plan to attend the meeting, please mark the appropriate box on the proxy card and an admission ticket will be sent to you.

•	If you vote over the Internet or by telephone, there will be applicable instructions to follow when voting to indicate if you would like to receive an admission ticket.

If your shares are held beneficially in the name of a bank, broker or other holder of record:

•

You may request an admission ticket in advance by calling Shareholder Services at 203-849-2315 or mailing a written request, along with proof of your ownership of Xerox common stock as of the Xerox record date, to Xerox Corporation, Shareholder Services, P.O. Box 4505, Norwalk, CT 06856-4505. All calls and written requests for admission tickets must be received no later than the close of business on [—].

If you do not obtain an admission ticket in advance of the meeting, you must present proof of your ownership of Xerox common stock as of the Xerox record date, such as a bank or brokerage account statement or other evidence of ownership from your bank or broker, in order to be admitted to the meeting.

You can find directions to the meeting online at http://www.edocumentview.com/XRX or by calling Shareholder Services at 203-849-2315.

Solicitation of Proxies

Xerox will bear the entire cost of soliciting proxies from its stockholders, except that Xerox and ACS have agreed to each pay one half of the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other similar fees payable to the SEC in connection with the transaction. In addition to the solicitation of proxies by mail, Xerox will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Xerox common stock and secure their voting instructions, if necessary. Xerox will reimburse the record holders for their reasonable expenses in taking those actions.

Xerox has also made arrangements with Innisfree M&A Incorporated to assist in soliciting proxies and in communicating with stockholders and has agreed to pay them a fee not expected to exceed $100,000 (of which $25,000 is a success fee) plus reasonable expenses for these services. If necessary, Xerox may also use several of its regular employees, who will not be specially compensated, to solicit proxies from Xerox stockholders, either personally or by telephone, the Internet, facsimile or letter.

Confidential Voting

As a matter of policy, Xerox keeps confidential proxies, ballots and voting tabulations that identify individual stockholders. Such documents are available for examination only by the inspector of election and certain of Xerox’s employees and Xerox’s transfer agent and proxy solicitor who are associated with processing proxy cards and tabulating the vote. The vote of any stockholder is not disclosed except in a contested proxy solicitation or as may be necessary to meet legal requirements.

THE ACS SPECIAL MEETING

This section contains information about the special meeting of ACS stockholders that has been called to consider and adopt the merger agreement.

This joint proxy statement/prospectus is being furnished to the stockholders of ACS in connection with the solicitation of proxies by the ACS board of directors for use at the special meeting. ACS is first mailing this joint proxy statement/prospectus and accompanying proxy card to its stockholders on or about [—], 2009.

Date, Time and Place

A special meeting of the stockholders of ACS will be held at [—] on [—], at [—], central standard time, unless the special meeting is adjourned or postponed.

Purpose

At the special meeting, ACS stockholders will be asked to:

•	consider and act on a proposal to adopt the merger agreement; and

•	approve the adjournment of the ACS special meeting (if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to adopt the merger agreement).

Recommendation of the ACS Board of Directors

The ACS board of directors (other than Mr. Deason, who was recused from the meeting), acting upon the unanimous recommendation of the Strategic Transaction Committee, unanimously declared the merger agreement advisable and determined that the merger agreement is in the best interests of ACS and its stockholders, and unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement.

THE ACS BOARD OF DIRECTORS (OTHER THAN MR. DEASON, WHO WAS RECUSED FROM THE MEETING), ACTING UPON THE UNANIMOUS RECOMMENDATION OF THE STRATEGIC TRANSACTION COMMITTEE, UNANIMOUSLY RECOMMENDS THAT ACS STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND “FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, INCLUDING TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO ADOPT THE MERGER AGREEMENT. SEE “THE MERGER — RECOMMENDATION OF THE ACS BOARD OF DIRECTORS; ACS’S REASONS FOR THE MERGER” BEGINNING ON PAGE 75.

ACS stockholders should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the proposed transactions. In addition, ACS stockholders are directed to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

Record Date; Shares Entitled to Vote

Only holders of record of shares of ACS common stock at the close of business on the ACS record date (December 11, 2009) will be entitled to vote shares held at that date at the ACS special meeting or any adjournments or postponements thereof. Each outstanding share of ACS Class A common stock entitles its holder to cast one vote and each outstanding share of ACS Class B common stock entitles its holder to cast ten votes.

As of the ACS record date, there were 91,332,532 shares of ACS Class A common stock, par value $0.01 per share, outstanding and entitled to vote at the ACS special meeting (of which 2,140,884 shares were held, directly or indirectly, by holders of ACS Class B common stock) and 6,599,372 shares of ACS Class B common stock, par value $0.01 per share, outstanding and entitled to vote at the ACS special meeting.

Quorum

Holders of a majority in voting power of the ACS common stock issued and outstanding and entitled to vote thereat and represented (whether in person or by proxy) at the ACS special meeting will constitute a quorum to conduct business at the ACS special meeting. In the absence of a quorum, the stockholders entitled to vote thereat and represented (whether in person or by proxy) at the ACS special meeting will have the power to adjourn the meeting.

A New York Stock Exchange member broker who holds shares in street name for a customer has the authority to vote on certain items if the broker does not receive instructions from the customer. Under the rules that govern brokers who have record ownership of shares that are held in street name for their clients, the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. The adoption of the merger agreement is not considered a routine matter. Accordingly, brokers will not have discretionary voting authority to vote your shares at the ACS special meeting. A “broker non-vote” occurs when brokers do not have discretionary voting authority and have not received instructions from the beneficial owners of the shares. A broker will not be permitted to vote on the adoption of the merger agreement without instruction from the beneficial owner of the shares of ACS common stock held by that broker. Accordingly, shares of ACS common stock beneficially owned that have been designated on proxy cards by the broker, bank or nominee as not voted (broker non-vote) will have the same effect as a vote against the proposal to adopt the merger agreement. These broker non-votes will not be counted for purposes of determining whether a quorum exists at the special meeting.

Vote Required

The affirmative vote of holders of a majority in voting power of the outstanding shares of ACS common stock, voting together as a single class, and the affirmative vote of holders of a majority of the outstanding shares of ACS Class A common stock (other than those shares of ACS Class A common stock held, directly or indirectly, by holders of ACS Class B common stock), voting as a single, separate class, are required to adopt the merger agreement. Abstentions and broker non-votes will have the same effect as a vote against the proposal to adopt the merger agreement.

Assuming a quorum of stockholders is represented (whether in person or by proxy) at the ACS special meeting, in order to approve the proposal to adjourn the meeting (if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to adopt the merger agreement), holders of a majority in voting power of the shares of ACS common stock, represented (whether in person or by proxy) at such meeting and entitled to vote thereon and which has actually been voted must vote in favor of the proposal to adjourn the meeting. In the absence of a quorum, the stockholders entitled to vote thereat and represented (whether in person or by proxy) at the ACS special meeting will have the power to adjourn the meeting. Broker non-votes will have no effect on the outcome of any vote to adjourn the meeting. Abstentions will have no effect on the outcome of any vote on the proposal to adjourn the meeting if a quorum of stockholders is present, however an abstention will count as a vote against a vote to adjourn the meeting where a quorum of stockholders is not present.

Voting by ACS’s Directors and Executive Officers

As of the ACS record date, ACS’s directors and executive officers and certain of their affiliates beneficially owned 2,186,368 shares of ACS Class A common stock and 6,599,372 shares of ACS Class B common stock entitled to vote at the ACS special meeting. This represents approximately 43.34% in voting power of the outstanding shares of ACS common stock and approximately 0.05% of the outstanding shares of ACS Class A common stock (other than those shares of ACS Class A common stock held, directly or indirectly, by holders of ACS Class B common stock), in each case, entitled to be cast at the ACS special meeting. Each ACS director and executive officer and certain of their affiliates has indicated his or her present intention to vote, or cause to be voted, the shares of ACS common stock owned by him or her for the adoption of the merger agreement. As of the ACS record date, Xerox did not beneficially own any shares of ACS common stock.

Mr. Deason has entered into a voting agreement with Xerox pursuant to which Mr. Deason has agreed, subject to certain exceptions, to vote all of his shares of ACS common stock, or approximately 43.31% of the total voting power of the outstanding shares of ACS common stock as of the ACS record date, in favor of the proposal to adopt the merger agreement. See “The Voting Agreement” beginning on page 159.

How to Vote

Stockholders of record can vote in person at the ACS special meeting or by proxy. There are three ways to vote by proxy:

•

By Telephone — Stockholders of record located in the United States can submit a proxy by telephone by calling (800) 690-6903 and following the instructions on the Notice, or if you received a proxy card, by following the instructions on the proxy card;

•

By Internet — Stockholders of record can submit a proxy over the Internet at www.proxyvote.com by following the instructions on the Notice, or if you received a proxy card, by following the instructions on the proxy card; or

•	By Mail — Stockholders of record who received your proxy materials by mail can vote by mail by signing, dating and mailing the enclosed proxy card or voter instruction form.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day beginning on or about [—], 2009 and will close at [—] (eastern standard time) on [—], 2009. Submitting a proxy over the Internet or by telephone is convenient, saves on postage and mailing costs and is recorded immediately, minimizing risk that postal delays may cause votes to arrive late and therefore not be counted. Stockholders who attend the ACS special meeting may vote in person, and any previously submitted proxies will be superseded by the vote cast at the ACS special meeting.

Stockholders who hold their shares in “street name” will need to obtain a voting instruction card from the institution that holds their shares and must follow the voting instructions given by that institution.

Shares represented by duly executed proxies in the accompanying form will be voted in accordance with the instructions indicated on such proxies or voter instruction forms, and, if no such instructions are indicated thereon, will be voted “FOR” the adoption of the merger agreement and “FOR” the approval of the proposal to adjourn the special meeting. Abstentions and broker non-votes will have the same effect as votes against the proposal to adopt the merger agreement.

Voting of Proxies

If you vote by Internet, by telephone or by completing, signing, dating and mailing your proxy card or voting instruction card, your shares will be voted in accordance with your instructions. If you are a stockholder of record and you sign, date and return your proxy card but do not indicate how you want to vote or do not indicate that you wish to abstain, your shares will be voted “FOR” the adoption of the merger agreement.

Revoking Your Proxy

If you are a stockholder of record, you may revoke your proxy at any time before it is voted at the ACS special meeting. To do this, you must:

•	enter a new vote by telephone, over the Internet, or by signing and returning another proxy card at a later date;

•

provide written notice of the revocation to our Corporate Secretary or deliver another duly executed proxy or voter instruction form dated subsequent to the date thereof to the addressee named in the proxy or voter instruction form; or

•	attend the meeting and vote in person.

If your shares are held in “street name,” you must contact your broker or nominee to revoke and vote your proxy.

Stockholders Sharing an Address

ACS may send a single set of stockholder documents to any household at which two or more stockholders reside. This process is called “householding.” This reduces the volume of duplicate information received at your household and helps us to reduce costs. Your materials may be householded based on your prior express or implied consent. If your materials have been householded and you wish to receive separate copies of these documents, or if you are receiving duplicate copies of these documents and wish to have the information householded, you may write or call our Investor Relations department at the following address or phone number: Affiliated Computer Services, Inc., 2828 N. Haskell Avenue, Dallas, Texas, 75204, Investor Relations, telephone number (214) 841-8281.

Proxy Solicitations

ACS is soliciting proxies for the ACS special meeting from ACS stockholders. ACS has also retained MacKenzie Partners Inc. to solicit proxies for the special meeting from ACS stockholders for a fee of $50,000 plus reasonable out-of-pocket expenses. ACS will bear the entire cost of soliciting proxies from ACS stockholders, except that Xerox and ACS will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. In addition to this mailing, ACS’s directors, officers and employees (who will not receive any additional compensation for such services) may solicit proxies. Solicitation of proxies will be undertaken through the mail, in person, by telephone, the Internet and videoconference.

ACS will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to the beneficial owners of ACS common stock.

Other Business

The ACS board of directors is not aware of any other business to be acted upon at the special meeting. For additional information on how business can be brought before a meeting, see Bylaw 8 of ACS’s bylaws.

Assistance

If you need assistance in completing your proxy card or have questions regarding ACS’s Special Meeting, please contact MacKenzie Partners Inc. by mail at 105 Madison Avenue, New York, NY 10016, by telephone at (800) 322-2885 (toll free) or (212) 929-5500 (collect), or by email at acsproxy@mackenziepartners.com.

THE MERGER

General

On September 27, 2009, the ACS board of directors (other than Mr. Deason, who was recused from the meeting), acting upon the unanimous recommendation of the Strategic Transaction Committee, and the Xerox board of directors each approved the merger agreement, which provides for the acquisition by Xerox of ACS through a merger of ACS with and into Boulder Acquisition Corp. After the merger, Boulder Acquisition Corp. will be the surviving corporation and will be a wholly-owned subsidiary of Xerox.

Upon completion of the merger, each share of ACS Class A common stock (other than excluded shares) will be converted into the right to receive (i) 4.935 shares of Xerox common stock, par value $1.00 per share, and (ii) $18.60 in cash, without interest, and each share of ACS Class B common stock (other than excluded shares) will be converted into the right to receive (i) 4.935 shares of Xerox common stock, par value $1.00 per share, (ii) $18.60 in cash, without interest, and (iii) a fraction of a share of Xerox Convertible Preferred Stock equal to (x) 300,000 divided by (y) the number of shares of ACS Class B common stock issued and outstanding as of the effective time of the merger.

Background of the Merger

The board of directors of ACS, together with senior management and ACS’s advisors, has periodically reviewed and considered various strategic opportunities available to ACS, including whether the continued execution of ACS’s strategy as a stand-alone company or the possible sale of ACS to, or a combination of ACS with, a third party offered the best avenue to maximize stockholder value. The board of directors has also considered from time to time the impact of ACS’s dual class of common stock structure on the value of ACS’s outstanding shares of Class A common stock, in light of the fact that Darwin Deason (“Mr. Deason”), ACS’s founder and sole holder of ACS’s Class B common stock, holds approximately 44% of the outstanding voting power of ACS’s common stock.

In the past three years, these strategic opportunities have included consideration of, and negotiations with, potential acquirors of ACS. In January 2006, ACS disclosed that ACS had recently engaged in unsolicited discussions with a group of private-equity investors, which included Blackstone Management Partners, L.L.C. (“Blackstone Management Partners”), regarding a sale of ACS, but that these discussions had been terminated because of material changes in terms of the offer. In March 2007, Cerberus Capital Management, L.P. (“Cerberus”) and Mr. Deason made a public, written offer to ACS for $59.25 per share in cash to the holders of ACS Class A common stock. Cerberus and Mr. Deason subsequently increased that offer to $62 per share in cash in April 2007. Had this proposed transaction been completed, Mr. Deason would have rolled over a portion of his equity in ACS and held an equity ownership position in the acquiring entity and would have received consideration from Cerberus in exchange for an agreement to provide consulting services to ACS and to refrain from competing with ACS following the closing of the proposed transaction. Taken together, Mr. Deason estimated the value to him of this equity participation and additional payments to substantially exceed $300 million. Cerberus and Mr. Deason terminated their offer on October 30, 2007, citing both deteriorating market conditions which impeded their ability to obtain the required financing and displeasure with the manner in which ACS’s special committee of independent directors had conducted the transaction process. In connection with this proposed transaction Cravath, Swaine & Moore LLP (“Cravath”) and Citigroup Global Markets Inc. (“Citi”) were advisors to Mr. Deason, Skadden, Arps, Slate, Meagher & Flom LLP was advisor to ACS, and Weil, Gotshal & Manges LLP and Lazard Freres & Co. LLC were advisors to the special committee of the ACS board of directors.

In August 2008, a prominent private-equity firm (the “Sponsor”) approached the ACS board with a written indication of interest regarding a potential acquisition of ACS at a range of between $60 and $62 per share in cash, provided that its due diligence investigation supported its valuation and it was able to obtain suitable financing for the transaction. Following deliberation and consideration, the ACS board of directors formed a special committee of independent directors to consider and oversee any further actions by ACS in respect of the Sponsor’s offer with the understanding that the transaction proceed in a manner that minimized the risk to ACS and its stockholders of an uncertain offer which may create ownership instability and therefore harm ACS’s relationships with its existing and potential customers and with its employees. The members of the special committee were Kurt R. Krauss, Paul E. Sullivan and Frank Varasano. Ropes & Gray LLP (“Ropes & Gray”) and Evercore Group L.L.C. (“Evercore”) were advisors to the special committee and Cravath and Citi were advisors to ACS. Evercore had not previously been engaged by ACS, the ACS board or any committee of the ACS board. Discussions between ACS and the Sponsor terminated in the fall of 2008 as deteriorating market conditions undermined the availability of financing for the proposed transaction.

Over the last several years the board of directors of Xerox and Xerox’s senior management have been exploring potential business opportunities in the services business. Xerox identified ACS as an attractive potential acquisition opportunity in light of ACS’s strength in the business process outsourcing (“BPO”) industry and strong management team. Over that period, Xerox’s senior management studied potential acquisitions in the BPO market, including ACS. In the spring of 2009, following meetings between Xerox’s senior management and representatives of Blackstone Advisory Services L.P. (“Blackstone”), a regular financial advisor to Xerox, regarding a potential acquisition of ACS, Xerox’s senior management requested that representatives of Blackstone contact Mr. Deason to determine if he would support a business combination between Xerox and ACS. In response to Xerox’s request, a representative of Blackstone Management Partners, Blackstone’s private equity affiliate, who had led Blackstone Management Partners’ discussions with ACS regarding a potential acquisition of ACS by a consortium of private equity funds led by Blackstone Management Partners and another prominent private equity fund in late 2005 and who remained in contact with Mr. Deason from time to time to discuss, among other things, potential business transactions, contacted Mr. Deason about a potential transaction between Xerox and ACS. Mr. Deason stated to the representative of Blackstone Management Partners his standing position that he, as a stockholder of ACS, would only support a transaction involving ACS that provided for a price of at least $62 per share for the ACS common stock and an aggregate of $300 million in additional consideration for Class B common stock. The representative of Blackstone Management Partners suggested that he would attempt to arrange a meeting among Mr. Deason, Anne M. Mulcahy, Chairman of Xerox (“Ms. Mulcahy”), and Ursula M. Burns, Chief Executive Officer of Xerox (“Ms. Burns”), to discuss a potential transaction between Xerox and ACS. Mr. Deason declined to have a meeting arranged and instead suggested that Blackstone contact representatives of Citi, who had served as a financial advisor to ACS for some time, to discuss a potential transaction, as Mr. Deason would not discuss a transaction with any principals of Xerox prior to the offer being discussed and considered by ACS’s board of directors. Mr. Deason further noted that if Xerox were to decide to pursue a transaction after discussions with Citi, then ACS’s board of directors would need to consider any offer from Xerox. From late May 2009 through June 2009, Blackstone and Citi held preliminary discussions regarding a potential transaction between ACS and Xerox, including transaction structures that involved a potential investment by funds affiliated with Blackstone Management Partners and/or other potential investors. Based on knowledge of the previous offer by Mr. Deason and Cerberus, the analysis of Xerox management regarding ACS and the information relayed to Xerox from representatives of Blackstone regarding their conversations with Citi and Mr. Deason, Xerox determined that in order for any transaction to be considered by the ACS board of directors and Mr. Deason, Xerox would need to include at a minimum a price of at least $62 per share for the ACS common stock and an aggregate of at least $300 million in additional consideration for the Class B common stock. Given the market price of the ACS Class A common stock at this time, Xerox’s knowledge regarding conversations between Blackstone and each of Citi and Mr. Deason led Xerox to make an offer for the Class A common stock at a significant premium.

In late June 2009, representatives of Blackstone and Citi set up meetings with Lawrence A. Zimmerman, Vice Chairman and Chief Financial Officer of Xerox (“Mr. Zimmerman”), Ms. Mulcahy, Ms. Burns and Lynn R. Blodgett, President and Chief Executive Officer of ACS (“Mr. Blodgett”), to discuss a strategic combination with ACS.

The board of directors of ACS, on July 2, 2009, participated in an informational teleconference to discuss Xerox’s interest in a strategic combination of the two companies. In addition to all members of the ACS board of directors, also present on the call were members of ACS’s senior management team, Mr. Ben Druskin (“Mr. Ben Druskin”), Managing Director and Co-Head of Global Technology, Media and Telecommunications Investment Banking at Citi as well as other representatives from Citi, representatives from Cravath, counsel to ACS, and representatives from Ropes & Gray, which had represented the special committee of independent directors formed to consider and oversee ACS’s response to the offer made by the Sponsor the previous August. Mr. Blodgett described the contacts between representatives of Xerox and ACS’s management in the previous two weeks, including dinner meetings on June 23 and June 30 that included Mr. Blodgett and Mr. Zimmerman and Mr. Deason described how he had been contacted by a representative of Blackstone in the spring of 2009 and his response to that contact. ACS’s board of directors discussed the negative effects of ownership uncertainty on ACS’s relationships with its customers, employees and its businesses that management believed arose in previous, public transaction processes, as well as the potential for premature public disclosure of the discussions with Xerox and the risk of sharing confidential information with a potential strategic buyer. The board further discussed that if Xerox were to make a proposal to combine with ACS and were the board to decide to pursue it, management and ACS’s advisors would need to employ a process that maximized certainty of closing in the event the companies entered into a merger agreement while minimizing the risks to ACS’s stockholders of premature public disclosure. ACS’s directors asked Cravath and Ropes & Gray to consider an appropriate process to maximize stockholder value and fulfill their fiduciary duties if ACS’s board decided to pursue a Xerox transaction. ACS’s board asked Cravath to request from Xerox a written proposal approved by Xerox’s board of directors for a potential transaction that addressed all material terms, including price, certainty, timing, employee retention, financing and the strategic rationale for the combination. The ACS board also discussed the retention of Cravath and Citi and the historical role of Cravath as advisor to ACS, Mr. Deason and Xerox and the historical role of Citi as advisor to ACS and Mr. Deason, as well as the need for independent financial and legal advisors for the board or any special committee that might be formed. In addition, the ACS board discussed and considered the strategic negotiations with other potential acquirors in which ACS had previously been involved and the processes and procedures used in those negotiations.

On July 9, 2009, the board of directors of Xerox held a special telephonic meeting. In addition to all members of the Xerox board of directors, also present for all or portions of the meeting were members of Xerox’s senior management team, representatives from Blackstone and a representative from Cravath, Xerox’s long-time corporate counsel, who had not historically or currently advised ACS with respect to any matters. The Cravath representative disclosed the potential conflict posed by Cravath’s historical role as advisor to ACS and did not participate in additional Xerox board meetings. Xerox’s senior management team discussed the strategic rationale of a potential transaction, including how ACS would fit into Xerox’s BPO strategy, and reviewed a potential valuation of ACS. The board of directors of Xerox authorized management to retain Blackstone and an additional financial advisor and Simpson Thacher & Bartlett LLP (“Simpson Thacher”) as legal advisors in connection with any proposed transaction with ACS.

The board of directors of Xerox held a special board meeting on July 15, 2009 in Greenwich, Connecticut. In addition to a quorum of the Xerox board of directors, also present at the meeting were members of Xerox’s senior management team. Mr. Don H. Liu, General Counsel and Secretary for Xerox (“Mr. Liu”) advised the board of directors that J.P. Morgan had been hired as an additional financial advisor for the potential transaction. Xerox’s senior management discussed with the board of directors the potential benefits of an acquisition of ACS, including anticipated cost and revenue synergies and the strength of ACS’s BPO business, and the challenges associated with a potential transaction. The board of directors and senior management also discussed how ACS would be managed by Xerox’s leadership and potential issues to be addressed in connection with integrating ACS into Xerox.

On July 16, 2009, the board of directors of Xerox held a board meeting in Norwalk, Connecticut. In addition to all members of the Xerox board of directors, also present at the meeting were members of Xerox’s senior management team and representatives of Simpson Thacher. Xerox’s senior management reviewed its valuation of a potential transaction with ACS. Representatives of Simpson Thacher reviewed the terms of a draft, non-binding proposal to be sent to ACS and discussed the fiduciary duties of the Xerox directors in connection with a potential transaction with ACS. Xerox’s senior management reviewed with the board the advice received from Blackstone and J.P. Morgan with respect to the potential transaction and the board discussed the proposal with Xerox’s senior management, Blackstone and J.P. Morgan. After a lengthy discussion, the Xerox board of directors approved the non-binding proposal letter to be sent to ACS.

On July 16, 2009, Mr. Liu and Mr. Mario A. Ponce (“Mr. Ponce”) of Simpson Thacher contacted Mr. James C. Woolery (“Mr. Woolery”) of Cravath, who involved Mr. David C. Chapin (“Mr. Chapin”) and Mr. John D. Donovan (“Mr. Donovan”), each of Ropes & Gray, in the conversation. Mr. Liu and Mr. Ponce explained that Xerox would deliver the following day a written, non-binding proposal to ACS outlining Xerox’s proposal for a strategic combination of the companies. Messrs. Liu and Ponce emphasized that Xerox’s proposal letter would set forth what was, in Xerox’s view, a fully-priced proposal, and should not be viewed by ACS as an opening proposal subject to significant negotiation. Mr. Woolery and Mr. Chapin informed Mr. Liu and Mr. Ponce that, in addition to achieving the best price for ACS’s stockholders, which remained to be determined following the investigation of synergies, diligence and other value drivers in any transaction, ACS’s board was focused on certainty of completion in any transaction.

On July 17, 2009, ACS received Xerox’s written, non-binding proposal. Among other things, Xerox proposed a purchase price of $62.00 per share of ACS common stock, to be paid in approximately 50% cash and 50% Xerox common stock. Xerox expressed the necessity of maintaining its “investment grade” credit rating in connection with any transaction and its need to obtain financing for the cash portion of the consideration in a manner that achieved that objective. Xerox’s proposal letter also indicated that Xerox would pay Mr. Deason an aggregate of $300 million of additional consideration and would require that Mr. Deason agree to support the transaction.

On July 20, 2009, the board of directors of ACS held a special telephonic meeting to discuss the terms of Xerox’s proposal. In addition to all members of the ACS board of directors, also present were members of ACS’s senior management team and representatives from Citi, Ropes & Gray and Cravath. Citi and Cravath presented the board with an overview of the Xerox proposal. Citi included within its presentation its preliminary financial analysis of Xerox’s proposal and its advice that the financial terms of the proposal were worthy of further exploration.

The board asked Mr. Deason his view of the proposal and whether he had any prior discussions with Xerox regarding the proposal. The board noted that Mr. Deason’s control over approximately 44% of the outstanding vote of ACS’s common stock meant that the transaction proposed by Xerox could likely not be effected without his approval, and that it would be important for the board to know his views on the Xerox proposal, including the proposed consideration for the Class A common stock, the proposed additional consideration for the Class B common stock and the degree to which Mr. Deason would be willing to preserve his right in the voting agreement to accept a superior proposal made following announcement of the transaction, before committing ACS’s resources toward pursuing Xerox’s proposal, particularly in light of the risks of premature public disclosure inherent with any discussions of this nature. Mr. Deason informed the board that he had not had any prior discussions with any principal of Xerox regarding the proposal and that in his view, Xerox’s proposal was interesting and warranted further evaluation if it could be pursued in a manner that would not risk prematurely exposing the transaction to the public. Among other things, Mr. Deason shared his view that the strategic rationale for the transaction required more exploration and understanding. With respect to the additional consideration offered to him as the sole holder of ACS’s Class B common stock, Mr. Deason reported that, in his view, the voting power of the Class B common stock had additional value for which he was entitled to be compensated in any change-of-control transaction involving ACS, and that the $300 million of additional consideration offered by Xerox was less than he had been offered in previous transactions. In light of that, Mr. Deason reported to the board that the additional consideration offered to him in Xerox’s proposal would be a starting point for negotiations with Xerox for his Class B common stock, and that he would not support the proposed transaction with Xerox, or any other change-in-control transaction involving ACS, that offered less than $300 million in incremental consideration to him. In light of the additional consideration that would be paid to him in a transaction with Xerox, Mr. Deason informed the board that he would recuse himself from further board meetings at which Xerox’s proposal would be discussed. With respect to any other transactions that might be considered by ACS, Mr. Deason indicated he would need to evaluate these as they were proposed and that he would retain and consult with his own advisors regarding the Xerox proposal and any other proposal for a change-of-control transaction involving ACS.

The board then solicited the views of Mr. Blodgett regarding the Xerox proposal. Mr. Blodgett presented his views to the board and his conclusion that the offer should be further explored. The members of the board questioned Mr. Blodgett regarding the strategic rationale for the combination and emphasized that the board would need to be convinced of the strategic merits of the proposed transaction before it would consider proceeding with it. Citi and Mr. Deason were then excused from the meeting, and the directors continued their discussion with Mr. Blodgett, other senior management of ACS, Ropes & Gray and Cravath regarding the views expressed by Mr. Deason, including Mr. Blodgett’s reaction to those views, and the strategic merits of the proposed transaction.

Following this discussion, Mr. Blodgett and the other senior management of ACS were excused from the meeting and Ropes & Gray and Cravath remained. The remaining board members, all of whom were independent with respect to Xerox’s proposed transaction, then further discussed the terms of Xerox’s proposal. Representatives of Ropes & Gray discussed with the independent directors their fiduciary duties in connection with any strategic transaction and their options for responding to Xerox’s offer letter. At the conclusion of the meeting, the independent directors recommended that a strategic transaction committee be formed comprised of the five independent directors to consider and oversee any further action by ACS with respect to Xerox’s proposal or any alternative transaction with complete authority to oversee and direct the transaction, to retain outside advisors and to recommend the transaction to the full board of directors or to reject it. Mr. Blodgett was then invited to re-join the meeting. The full board (other than Mr. Deason who was recused) adopted resolutions consistent with the recommendation of the independent directors providing for the formation of a strategic transaction committee (the “Strategic Transaction Committee”), further resolved that the board would not proceed with the transaction proposed by Xerox or any alternative transaction absent the recommendation of the Strategic Transaction Committee in favor of the transaction, and approved the negotiation and execution of a mutual confidentiality agreement and the commencement of mutual diligence under the direction of the Strategic Transaction Committee. The Strategic Transaction Committee asked Mr. Blodgett to provide them with regular informational reports on the status of due diligence. The Strategic Transaction Committee also instructed Mr. Blodgett to work with his management team to continue to evaluate the strategic rationale of the proposed transaction and to evaluate potential synergies created by a combination with Xerox. Finally, the board and Strategic Transaction Committee deferred discussion of any additional compensation to be paid to members of the Strategic Transaction Committee for their service on the Strategic Transaction Committee until the next regularly scheduled board meeting. Following this meeting, ACS proceeded to formally retain Citi as its financial advisor.

On July 22, 2009, Xerox and ACS entered into a mutual confidentiality agreement. Over the next several days, various discussions and negotiations took place between advisors of Xerox and advisors of ACS and the Strategic Transaction Committee regarding the process for the transaction. At the same time, Xerox, Xerox’s advisors, Mr. Deason, Citi and Proskauer Rose LLP (“Proskauer”), Mr. Deason’s counsel, engaged in discussions regarding the terms of the additional consideration that Mr. Deason would receive for his shares of Class B common stock. Mr. Deason requested through Proskauer that Xerox issue convertible preferred stock to him rather than cash and stock as additional consideration for his shares of Class B common stock because of his desire to further invest in the business combination and to receive an annual rate of return for such investment. Xerox considered Mr. Deason’s request, including that the issuance of preferred stock to Mr. Deason would reduce the amount of cash needed to consummate the merger, thereby helping Xerox maintain its investment grade credit rating, and the importance of receiving Mr. Deason’s support for the proposed transaction. Xerox concluded that despite the fact that the preferred stock would provide Mr. Deason with a liquidation preference over Xerox common stockholders and require specified cash dividend payments, it was in the best interest of Xerox and its stockholders to pay the additional consideration on the ACS Class B common stock in the form of preferred stock.

On or about August 2, 2009, Mr. Deason informed the Strategic Transaction Committee that he and Xerox had agreed that he would receive in the transaction as consideration for his shares of ACS Class B common stock, in addition to the consideration to be received by holders of ACS Class A common stock, a new series of Xerox convertible preferred stock with a face value of $300 million, that would pay a dividend equal to 8% per year and that would be convertible at a 25% premium to the Xerox stock price at the time of the transaction. Mr. Deason explained to the Strategic Transaction Committee that, if upon further investigation the strategic rationale for the transaction proved compelling, receiving additional Xerox equity would be a good investment for him and the other ACS stockholders; however, if the strategic rationale did not prove compelling, he would not favor the transaction and would use his voting position in ACS to block it. Mr. Deason also informed the Strategic Transaction Committee that if he favored the transaction, he would agree to give Xerox a voting agreement in which he would agree to support the transaction at the ACS stockholder meeting called to consider it, subject to an appropriate exception in case of a superior alternative proposal.

On August 5, 2009, ACS provided a list to Xerox regarding the due diligence that ACS wished to perform on Xerox and shortly thereafter Xerox provided a similar list to ACS. Following the delivery of these lists, both ACS and Xerox commenced their respective due diligence investigations of each other, which generally consisted of, among other things, numerous meetings between the management and advisors of each company and the exchange of numerous documents and other information between the management and advisors of each company. Each party’s due diligence investigation continued throughout the period leading to the execution of the merger agreement. Throughout the due diligence process, ACS’s management and the Strategic Transaction Committee’s legal and financial advisors provided regular reports and updates to the Strategic Transaction Committee, and Xerox’s management and legal and financial advisors provided regular reports and updates to the Xerox board of directors.

On August 7, 2009, the Strategic Transaction Committee held a telephonic meeting to, among other things, discuss the transaction and the formal retention of Ropes & Gray and Evercore as advisors to the Strategic Transaction Committee. Present at the meeting were members of the Strategic Transaction Committee and representatives from Evercore, Ropes & Gray and Cravath. Evercore presented its preliminary analysis of the proposed transaction. This analysis included an overview of prior transactions involving companies with dual classes of common stock, one entitled to more votes per share than the other, and certain considerations the Strategic Transaction Committee might wish to take into account in negotiating a transaction with Xerox given ACS’s dual class structure. The Strategic Transaction Committee discussed with Evercore the prior transactions involving companies with dual classes of common stock and the premium that was paid to holders of high-vote stock in such transactions. The Strategic Transaction Committee instructed Evercore that in light of the additional Xerox preferred stock proposed to be issued to Mr. Deason as consideration for his shares of ACS’s Class B common stock, Evercore should perform further research and analysis of similar prior transactions, with a focus on the premium that was paid to the holders of the high-vote stock in such transactions. The Strategic Transaction Committee also discussed with Evercore the strategic rationale for the proposed transaction and its likely impact on the value of Xerox’s common stock following the proposed combination. The Strategic Transaction Committee also instructed its advisors that given the risks and costs to ACS and its stockholders of a public, failed transaction, including the diversion of management and employee attention, potential employee attrition and the potential adverse effect on ACS’s customer and other commercial relationships, discussions with Xerox would be terminated at any point in the process if the Strategic Transaction Committee determined that the terms of any proposed transaction by Xerox would not provide sufficient certainty of closing. At the conclusion of the meeting, the Strategic Transaction Committee authorized the formal retention of Evercore and Ropes & Gray as advisors to the Strategic Transaction Committee.

On August 11, 2009, representatives from J.P. Morgan and Blackstone, financial advisors to Xerox, discussed with Evercore and Citi various terms of the proposed transaction, including Xerox’s proposed financing, the strategic rationale for and possible synergies arising from the transaction and the appropriate exchange ratio of ACS common stock for Xerox common stock (the “Exchange Ratio”) in light of a significant increase in Xerox’s stock price since Xerox’s offer letter on July 17th. The financial advisors also discussed the

Strategic Transaction Committee’s position on terms of the transaction that were important to the Strategic Transaction Committee, including the inclusion of provisions in the merger agreement and voting agreement that would permit the ACS board to consider and recommend potentially more favorable transactions proposed after the announcement of a transaction with Xerox, and if the ACS board changed its recommendation in favor of the Xerox deal to accept a superior transaction, provisions in the voting agreement that would permit Mr. Deason to vote some or all of his shares in favor of the superior transaction (referred to as the “fiduciary out”), the inclusion of a condition in the merger agreement that holders of a majority of the outstanding voting power of ACS other than Mr. Deason approve the Merger (referred to as a “majority of the minority” requirement) and the need for a high degree of certainty with respect to Xerox’s obligation to consummate a transaction.

The Xerox board of directors held a special telephonic board meeting on August 13. In addition to a quorum of the Xerox board of directors, also present at the meeting were members of Xerox’s senior management team. Xerox’s senior management team provided an update on the due diligence process to date and the meetings between Xerox and ACS with respect to potential business synergies and operational and integration issues. In addition, members of Xerox’s senior management provided an update on the financing discussions with J.P. Morgan, including J.P. Morgan’s willingness to provide a bridge loan, the unlikely need for a private equity investment and the likely need to pay the merger consideration in 30% cash and 70% stock in order to maintain Xerox’s investment grade rating. Xerox had determined, based on discussions with its financial advisors, that the additional debt it would be required to incur if it paid the merger consideration in 50% cash and 50% stock would likely cause it to lose its investment grade status.

On August 17, 2009, the Strategic Transaction Committee held a telephonic meeting with representatives of Evercore and Ropes & Gray. Among other things, the Strategic Transaction Committee discussed with Evercore and Ropes & Gray the advantages and disadvantages of approaching the Sponsor to determine if the Sponsor had an interest in pursuing an acquisition of ACS, and if so, at what price. At the conclusion of the meeting, the Strategic Transaction Committee instructed Evercore to contact the Sponsor and inquire about the Sponsor’s current interest in an acquisition of ACS.

On or about August 17, 2009, Evercore contacted the Sponsor and its financial advisor. The Sponsor indicated that its preliminary valuation was $55 to $57 per share of ACS common stock in cash, with the understanding that additional compensation for the Class B common stock would be determined, and that it would be unable to pay the $62 per share that was at the top of its valuation range the previous fall. Further, the Sponsor indicated that arranging financing for a transaction at or above $57 per share would likely prove challenging.

On August 20, 2009, the board of directors of ACS held a regular meeting in Dallas, Texas. Present at the meeting were members of the board of directors (except Mr. Deason who recused himself) and, for all or portions of the meeting, members of management of ACS and representatives from Citi, Evercore, Ropes & Gray and Cravath. The board addressed both ordinary business and the transaction proposed by Xerox. The board of directors, along with its advisors, discussed the compensation to be paid to members of the Strategic Transaction Committee and resolved that members of the Strategic Transaction Committee would be paid $20,000 per month, while the chairman of the Strategic Transaction Committee would be paid $25,000 per month, so long as a transaction process continued. Members of management of ACS and representatives from Citi each delivered a presentation to the board regarding Xerox, its business and the proposed transaction, the results to date of their due diligence and the strategic rationale for the proposed transaction.

Also on August 20, 2009, the Strategic Transaction Committee held a meeting in Dallas, Texas. Present at the meeting were members of the Strategic Transaction Committee and, for portions of the meeting, Mr. Blodgett and representatives from Evercore, Ropes & Gray and Cravath. Evercore updated the Strategic Transaction Committee on the status of the proposed transaction with Xerox, including Xerox’s progress in obtaining financing and negotiations that Evercore had conducted with Xerox’s advisors at the request of the Strategic Transaction Committee concerning the Exchange Ratio and other key terms, including the inclusion of “fiduciary out” provisions in the merger agreement and voting agreement, and inclusion of a “majority of the minority” approval condition in the merger agreement. In response to the presentation of Evercore, the Strategic Transaction Committee reiterated its position that deal certainty was very important to it given the potential significant, negative effects that a failed deal could have on ACS’s customers, employees and business. In addition, the Strategic Transaction Committee discussed the importance that “fiduciary out” provisions in both the merger agreement and voting agreement be structured such that a potential topping bidder would be able to offer incremental consideration to ACS stockholders commensurate with or in excess of that proposed by Xerox (including consideration payable to Mr. Deason for his shares of ACS Class B common stock), and that the voting agreement would permit any topping proposal to have a reasonable chance of consummation and not unreasonably discourage any topping proposal to be made in the first instance.

Evercore updated the Strategic Transaction Committee on the results of its conversation with the Sponsor and the Sponsor’s valuation of ACS. Ropes & Gray relayed to the Strategic Transaction Committee a conversation with a representative of Proskauer, counsel to Mr. Deason, regarding, among other things, Mr. Deason’s views on the Exchange Ratio. Evercore outlined certain considerations the Strategic Transaction Committee might wish to take into account because a component of the consideration being offered by Xerox was Xerox stock, including the possible use of “collars” or other devices to protect ACS stockholders from declines in the price of Xerox common stock. Evercore also presented an analysis that had been previously requested by the Strategic Transaction Committee of precedent transactions involving companies with dual classes of common stock, the premium paid to holders of high-vote stock in these transactions, the dilution in value to other holders of common stock as a result of these premiums, and how Xerox’s proposal compared to those precedent transactions. The Strategic Transaction Committee and their advisors continued to discuss the strategic rationale for a combination with Xerox and the likely impact on Xerox’s common stock. Evercore also presented its analysis of the effects of the announcement of strategic transactions on acquirors’ share prices, including recently announced transactions in technology industries and the possible effects of the announcement of this transaction on Xerox’s stock price. The Strategic Transaction Committee discussed that, based on Xerox’s then stock price, and assuming an Exchange Ratio established based on Xerox’s stock price at the time Xerox delivered its written proposal, the value of the proposed transaction had increased to approximately $69.08 per share of ACS common stock. The Strategic Transaction Committee instructed Evercore, in its negotiations with J.P. Morgan and Blackstone, to establish $62 per share as the lowest amount the Strategic Transaction Committee would accept, and to pursue both a higher price per ACS share through an Exchange Ratio closer to that implied by the Xerox stock price on the date of Xerox’s written proposal than that implied by Xerox’s then current stock price and a collar to protect the value per ACS share of the transaction from decreasing if Xerox’s stock price decreased following announcement of the transaction. The Strategic Transaction Committee then instructed Evercore to advise the Sponsor that the Strategic Transaction Committee was not interested in pursuing a transaction with the Sponsor unless the Sponsor was willing to increase its proposed valuation. At the conclusion of the meeting, all persons other than the members of the Strategic Transaction Committee excused themselves from the meeting, and the Strategic Transaction Committee held an executive session.

On August 21, 2009, representatives of Evercore contacted J.P. Morgan and Blackstone to discuss the Strategic Transaction Committee’s concerns regarding Xerox’s proposal. In particular, the parties discussed the status of Xerox’s financing and the Strategic Transaction Committee’s position on the Exchange Ratio, the importance to the Strategic Transaction Committee of closing certainty and the other aspects of the proposal discussed by the Strategic Transaction Committee with Evercore at its meeting on August 20. During these discussions, J.P. Morgan and Blackstone shared with Evercore Xerox’s view that the recent increase in the value of Xerox’s common stock had no impact on the value of ACS and that its offer to combine with ACS remained at $62 per share. Also on August 21, 2009, representatives of Evercore contacted the Sponsor and informed the Sponsor that the Strategic Transaction Committee would be interested in pursuing a potential transaction with the Sponsor, but only if the Sponsor could substantially increase its proposed valuation.

On August 28, 2009, the Strategic Transaction Committee held a telephonic meeting. At the commencement of the meeting, only members of the Strategic Transaction Committee and Ropes & Gray were present. Representatives from Ropes & Gray provided an overview to the Strategic Transaction Committee of their fiduciary duties under Delaware law. Mr. Robert Druskin then noted that his son, Mr. Ben Druskin, was serving as an investment banker for Citi with respect to the proposed transaction with Xerox. Mr. Druskin inquired whether his son’s involvement might be perceived to raise questions concerning his independence under Delaware law in the context of the proposed transaction. At the conclusion of this discussion, Mr. Robert Druskin and the other members of the Strategic Transaction Committee agreed that any decision regarding Mr. Robert Druskin’s future service on the Strategic Transaction Committee should await a formal analysis by Ropes & Gray.

Representatives from Evercore and Cravath then joined the meeting. Evercore presented an update on events of the past week, including conversations it had with J.P. Morgan and Blackstone regarding the Exchange Ratio and Xerox’s focus on maintaining its investment grade credit rating. The Strategic Transaction Committee instructed Evercore to obtain more information regarding Xerox’s proposed financing of the transaction. Evercore also addressed its continued analysis of precedent transactions involving companies with dual classes of common stock and how Xerox’s proposal compared to those precedent transactions. Following Evercore’s presentation regarding precedent dual class of stock transactions, the Strategic Transaction Committee discussed whether the Xerox convertible preferred stock to be issued to Mr. Deason as incremental consideration, which Mr. Deason had earlier indicated was a non-negotiable minimum amount he was willing to accept, was acceptable in light of the value that the holders of the ACS Class A common stock would receive in the proposed transaction with Xerox and whether this incremental consideration was within the range of amounts other stockholders similarly situated to Mr. Deason had required and received in previous transactions. The Committee concluded, based on the following factors, that it would be willing to proceed with a transaction with Xerox that would provide Mr. Deason the convertible preferred stock that Xerox had offered: Mr. Deason’s clear position that he was unwilling to accept less incremental consideration in the proposed transaction with Xerox, and the Committee’s view that therefore further negotiation with Mr. Deason on this aspect of the transaction would be fruitless; Mr. Deason would not likely approve a future transaction without receiving similar incremental consideration; the implied premium offered to Mr. Deason by Xerox was within the range of implied premiums paid to high vote holders in precedent transactions (evaluated both as a percentage of equity value offered to the low vote holders as well as a percentage of total equity value) as demonstrated by the Evercore analysis; and the value being offered by Xerox to the holders of Company’s Class A common stock was compelling.

Representatives of Evercore provided the Strategic Transaction Committee with an overview of the due diligence process to date and responded to questions from the Strategic Transaction Committee. As had been previously requested by the Strategic Transaction Committee, Evercore also presented an overview of all prior contacts between Evercore and/or Citi and potential acquirors and business combination partners of ACS over the preceding year. During that period, Evercore and/or Citi had discussions with approximately 22 potential acquirors/partners, which potential acquirors/partners Evercore and/or Citi believed may have had an interest in expanding into the BPO industry generally or pursing a strategic transaction with ACS specifically. Evercore confirmed that based upon these discussions, in Evercore’s view, none seemed likely interested in an acquisition of or business combination with ACS in the near term. The Strategic Transaction Committee proceeded to consider whether a pre-signing market check would likely prove fruitful. The Strategic Transaction Committee discussed and concluded, based in part on advice from Evercore, that the Sponsor’s view on valuation and the challenges associated with arranging financing for any acquisition of ACS at a higher price would likely be consistent with other potential private equity firm buyers. The Strategic Transaction Committee further discussed and concluded that the following factors, taken together, indicated that a pre-signing market check was unlikely to produce an offer to purchase or combine with ACS that was superior to Xerox’s proposal: (1) the recent discussions with the Sponsor, (2) the fact that previous potential transactions involving ACS, some of which had been publicly disclosed, likely indicated to potential acquirors and business combination partners during the previous several years that ACS would consider offers to acquire or combine with ACS at $62 per share, and (3) the discussions with potential strategic acquirors that Evercore and Citi had held over the previous year. In light of the risks of premature public disclosure associated with a pre-signing market check and the risk that Xerox would discontinue discussions if ACS proceeded to conduct a formal, pre-signing market check, as it had indicated that it would, the Strategic Transaction Committee concluded that so long as ACS was able to negotiate acceptable “fiduciary out” provisions with Xerox, it was in the best interests of ACS stockholders to forego a pre-signing market check and instead rely on effective “fiduciary out” provisions in the merger agreement to verify that Xerox’s proposal was the best available to ACS stockholders.

On September 2, 2009, J.P. Morgan and Blackstone contacted Evercore and Citi and presented Evercore and Citi with a revised proposal from Xerox. J.P. Morgan and Blackstone explained that Xerox remained willing to offer consideration valued at $62 per share of ACS stock, but that in order to maintain its investment grade rating and in light of its available financing options, it now proposed to pay the merger consideration in 30% cash and 70% stock (as compared to Xerox’s original proposal of approximately 50% cash and 50% stock). Xerox reiterated that it was not prepared to fix the Exchange Ratio as of July 17th or provide a collar, as the Strategic Transaction Committee requested. J.P. Morgan and Blackstone also explained that Xerox was not prepared to agree to the “majority of the minority” approval condition in the merger agreement that the Strategic Transaction Committee had also requested. Further, Xerox proposed that Mr. Deason would be required to vote all of his ACS common stock in favor of the Xerox proposal and against any alternative transaction, except that if the ACS board elected to accept a superior proposal, Mr. Deason would only be required to vote the shares of his ACS stock representing 30% of the total voting power of ACS in favor of the Xerox transaction and against the alternative transaction. Xerox would also have prohibited Mr. Deason from voting any of his shares in favor of any other transaction involving ACS for the ensuing two years. In a subsequent conversation, J.P. Morgan offered to Citi that, if Citi requested, J.P. Morgan would discuss with Xerox whether Xerox would be willing to consider alternatives to the consideration mix to be received by Mr. Deason.

Also on September 2, 2009, Simpson Thacher circulated drafts of a proposed merger agreement and voting agreement that reflected the revised Xerox proposal. From September 2, 2009 until the execution of definitive documents on September 27, 2009, the parties and their respective financial and legal advisors exchanged numerous drafts of the merger agreement, voting agreement and the other transaction documents, including the commitment letter between Xerox and J.P. Morgan (in its capacity as a financing source to Xerox) providing for a bridge loan facility to Xerox to finance the proposed transaction, and engaged in negotiations and discussions regarding the terms of the transaction documents.

On September 3, 2009, Citi received from Mr. Deason and, after discussion with Evercore, delivered to J.P. Morgan and Blackstone Mr. Deason’s counterproposal to the revised Xerox proposal. Mr. Deason rejected the suggestion that he would receive a cash/stock mix of consideration that is different from the mix received by other ACS stockholders, other than with respect to the additional consideration for his Class B common stock. Further, Mr. Deason proposed that the exchange ratio be fixed at 5.800x, a level that was between the ACS position that the exchange ratio should be fixed on the date Xerox submitted its written proposal and Xerox’s position that the exchange ratio should be fixed presently or at signing, and that the exchange ratio have a collar that would protect ACS stockholders against a decrease in the Xerox stock price down to $6.84, which was the level of Xerox’s stock price on the date Xerox delivered its written proposal. Mr. Deason instructed Citi to, and Citi did, alert J.P. Morgan that it was delivering a proposal from Mr. Deason in his individual capacity as a stockholder, and not on behalf of ACS or the Strategic Transaction Committee, and that J.P. Morgan would need to learn separately from the Strategic Transaction Committee its views on Xerox’s most recent proposal. Mr. Deason also deferred to the Strategic Transaction Committee with respect to the proposed “majority of the minority” condition and “fiduciary out” provisions.

On September 4, 2009, the Strategic Transaction Committee held a telephonic meeting. At the commencement of the meeting, only members of the Strategic Transaction Committee and Ropes & Gray were present. Mr. Kurt Krauss, Chairman of the Strategic Transaction Committee, opened the meeting by relaying to the Strategic Transaction Committee that Mr. Robert Druskin had previously informed him that Mr. Druskin had considered the benefits of his remaining on the Strategic Transaction Committee and although he felt he could serve as an effective, independent committee member, he determined that it was in the best interests of ACS and its stockholders for him to resign from the Strategic Transaction Committee in order to avoid any appearance of a conflict of interest. The other members of the Strategic Transaction Committee deliberated on the matter and then accepted Mr. Druskin’s resignation.

Ropes & Gray proceeded to provide the Strategic Transaction Committee with an update on the terms of Xerox’s revised proposal, including Xerox’s proposal to pay consideration valued at $62 per share in a consideration mix of 30% cash and 70% stock consideration, Xerox’s unwillingness to fix the Exchange Ratio as of July 17th, Xerox’s rejection of the Strategic Transaction Committee’s request for inclusion of a condition that the transaction be approved by a “majority of the minority” and Xerox’s continued insistence on a strong voting agreement from Mr. Deason. Ropes & Gray also described to the Strategic Transaction Committee the conversations that had taken place between Evercore, Citi, and J.P. Morgan regarding Mr. Deason’s position on Xerox’s revised proposal, and details of Mr. Deason’s counterproposal.

At this point, representatives from Evercore and Cravath joined the meeting. Evercore updated the Strategic Transaction Committee on, among other things, the events of the past several days and presented a financial analysis of Xerox’s revised proposal. The Strategic Transaction Committee and the others participating in the meeting discussed at length how, when and in what manner the Strategic Transaction Committee should respond to Xerox’s most recent revised proposal. The Strategic Transaction Committee instructed Evercore to continue to negotiate for inclusion of a collar and a “majority of the minority” approval condition in the merger agreement and reiterated the importance that both the merger agreement and the voting agreement needed to include effective “fiduciary out” provisions. Based on advice from Evercore and the others participating in the meeting, the Strategic Transaction Committee determined to seek an Exchange Ratio of 5.800x, with a collar that protected ACS stockholders against a decrease in Xerox’s common stock down to $6.51 per share, or 5% below the level on the date Xerox delivered its written proposal. The Strategic Transaction Committee instructed Evercore to provide a written counterproposal to Xerox’s advisors containing these terms.

On September 8, 2009, Evercore delivered to J.P. Morgan and Blackstone the Strategic Transaction Committee’s written counterproposal setting forth proposed consideration of cash of $18.60 per share and a fixed exchange ratio of 5.800x, which had an aggregate value as of the last trading day preceding delivery of the Strategic Transaction Committee’s written counterproposal of $66 per share, an asymmetrical collar that would protect the ACS stockholders against a decline in Xerox’s common stock down to $6.51 or 5% below its level on the date Xerox delivered its written proposal, a “majority of the minority” condition and effective “fiduciary out” provisions.

On September 9, 2009, J.P. Morgan and Blackstone contacted Evercore and Citi to reject the Strategic Transaction Committee’s proposal and share with them Xerox’s view that the parties’ respective positions were too far apart to believe that continued discussions would result in mutually acceptable transaction terms. Access to due diligence materials was subsequently terminated by both parties.

On September 11, 2009, the Strategic Transaction Committee held a telephonic meeting with representatives of Evercore, Ropes & Gray and Cravath. Evercore opened the meeting by providing the Strategic Transaction Committee with an update on the recent discussions with Xerox, including Xerox’s position that negotiations should cease. After discussion among the Strategic Transaction Committee members regarding Xerox’s response, the merits of Xerox’s most recent proposal and how the Strategic Transaction Committee might proceed, Mr. Deason, Mr. Blodgett and Mr. Robert Druskin joined the meeting. Mr. Deason informed the Strategic Transaction Committee of his willingness to accept Xerox’s most recent proposal if the Strategic Transaction Committee was unable to negotiate more favorable terms in light of the consideration being offered by Xerox, ACS’s long-term growth prospects as a stand-alone entity and the expected synergies and strategic fit with Xerox. Mr. Blodgett shared his views, which were consistent with those of Mr. Deason, with the Strategic Transaction Committee. Finally, Mr. Robert Druskin expressed his view to the Strategic Transaction Committee that if the Strategic Transaction Committee was unable to negotiate more favorable terms with Xerox they should not risk losing the current offer and should continue to pursue a transaction in accordance with Xerox’s most recent proposal. Following additional discussion, Mr. Deason, Mr. Blodgett and Mr. Robert Druskin were excused from the meeting. After further discussion, the Strategic Transaction Committee instructed Evercore to contact J.P. Morgan and Blackstone to attempt to obtain a counterproposal from Xerox to the Strategic Transaction Committee’s most recent proposal, and if necessary to do so, to request Xerox’s “best and final” offer.

During the second week of September, Xerox’s senior management had a number of discussions with, and provided updates with respect to the negotiation of the transaction to, members of Xerox’s board of directors.

On September 15, 2009, J.P. Morgan and Blackstone delivered to Evercore a revised proposal from Xerox that they characterized as Xerox’s “best and final offer.” The economic terms of the offer were a fixed Exchange Ratio at 4.935 Xerox shares for each ACS share and cash of $18.60 per share. The “best and final” offer did not include a collar. The offer had an economic value at the time it was delivered of approximately $65.48 per share of Class A common stock of ACS. Xerox’s “best and final” offer also included a refusal by Xerox to agree to a “majority of the minority” approval condition in the merger agreement, although Xerox did agree to negotiate “fiduciary out” provisions in good faith.

Also on September 15, 2009, the Strategic Transaction Committee held a telephonic meeting with representatives of Evercore, Ropes & Gray and Cravath. Evercore provided an overview of the terms of Xerox’s “best and final” offer. The Strategic Transaction Committee discussed the fact that although Xerox’s “best and final” offer did not include a “majority of the minority” approval condition or a collar, the proposed transaction did offer substantial value to ACS’s stockholders and that Xerox would negotiate in good faith the terms of “fiduciary out” provisions. The Strategic Transaction Committee also discussed the potential impact of the announcement of this deal on Xerox’s stock price, particularly given the lack of a collar in Xerox’s “best and final” offer. Following discussion, the Strategic Transaction Committee decided to continue negotiations with Xerox based on the terms of Xerox’s “best and final” offer. Following the conclusion of the meeting, Evercore contacted J.P. Morgan and Blackstone and shared with them the Strategic Transaction Committee’s willingness to proceed with a transaction on the terms contained in Xerox’s “best and final” offer. The Strategic Transaction Committee also informed members of ACS management that it would be appropriate at this time for them to commence discussions with Xerox regarding changes to employment and change in control agreements that Xerox had indicated would be a condition to its willingness to proceed with a combination with ACS.

On September 18, 2009, the Strategic Transaction Committee held a telephonic meeting with representatives of Evercore, Ropes & Gray and Cravath. Ropes & Gray and Evercore provided the Strategic Transaction Committee with an update on negotiations with Xerox since the Strategic Transaction Committee’s agreement to proceed on the basis of Xerox’s “best and final” offer, including the status of negotiations on the “fiduciary out” provisions in the merger agreement and voting agreement and other deal protection provisions. The representatives of Ropes & Gray and Evercore also provided an update on the status of the ongoing diligence process. The Strategic Transaction Committee along with the representatives of Ropes & Gray and Evercore discussed the strategic rationale of the proposed transaction and the resulting value of Xerox’s common stock.

Between September 18, 2009 and September 25, 2009, Ropes & Gray and Cravath continued to negotiate the “fiduciary out” provisions in the voting agreement with Simpson Thacher. Xerox ultimately agreed to proceed without the prohibition in the voting agreement against Mr. Deason voting in favor of any alternative transaction after a termination of the merger agreement and to require that only half of Mr. Deason’s shares would be required to be voted in favor of the proposed Xerox transaction in the event that the ACS board changed its recommendation in favor of the Xerox transaction, with Mr. Deason free to vote the other half in any manner Mr. Deason chose in the event that the change in recommendation was precipitated by an unsolicited superior proposal for ACS. Ropes & Gray advised the Strategic Transaction Committee that this framework should provide sufficient flexibility for a topping bid to be made following execution of the merger agreement and announcement of the transaction, for the Strategic Transaction Committee to give serious consideration to a topping bid and for a topping bid to have a reasonable chance of consummation in the event the Strategic Transaction Committee and the board changed their recommendations in favor of the proposed transaction with Xerox.

On September 22, 2009, the finance committee of the Xerox board of directors held a special meeting in New York City to discuss the proposed transaction. In addition to all members of the finance committee, present for all or portions of the meeting were members of Xerox’s senior management team and representatives from Blackstone, J.P. Morgan and Simpson Thacher. Members of Xerox’s senior management team provided an update on results of their due diligence investigation of ACS and their final analysis of the cost and revenue synergies expected to result from a combination of Xerox and ACS. Representatives of Blackstone and J.P. Morgan presented a financial analysis of the proposed transaction and described the terms of the proposed financing for the transaction. Representatives from Simpson Thacher reviewed the terms of the draft merger agreement and voting agreement and provided the members of the committee with an update regarding the status of negotiations with Ropes & Gray, Cravath and Proskauer. The finance committee discussed the transaction and asked questions of Xerox’s senior management and legal and financial advisors.

On September 23, 2009, ACS and Xerox met with each of Standard & Poor’s Ratings Group (“S&P”) and Moody’s Investors Service (“Moody’s”) regarding the proposed merger. Subsequent to such meetings, Xerox received indications from each of S&P and Moody’s that Xerox would retain its “investment grade” rating in connection with the merger.

On September 24, 2009, members of the board of directors of ACS (other than Mr. Deason, who did not attend), as well as several representatives from Ropes & Gray and Cravath, met for dinner in Dallas, Texas. At the dinner, Mr. Lynn Blodgett discussed with those assembled management’s view of the proposed combination with Xerox and the status of management’s negotiations with Xerox.

The following day, the board of directors of ACS held a special meeting in Dallas, Texas. In addition to all members of the ACS board of directors (other than Mr. Deason, who was recused from the entirety of the meeting), present for all or portions of the meeting were members of ACS’s senior management team and representatives from Citi, Evercore, Ropes & Gray and Cravath. Members of ACS’s senior management team presented the final results of their due diligence investigation of Xerox and their final analysis of the synergies expected to result from a combination of Xerox and ACS. Representatives of Ropes & Gray presented the final results of its due diligence investigation of Xerox and provided the board with a summary of the then current terms of the merger agreement, voting agreement, Certificate of Amendment containing the terms of the Xerox convertible preferred stock that would be issued to the holder of ACS’s outstanding Class B common stock and other relevant documents, as well as a summary of the key outstanding matters still being negotiated. Evercore presented, among other things, its financial analysis of the proposed transaction. At the conclusion of the board meeting, the Strategic Transaction Committee held a brief meeting separately, at which representatives of Evercore, Ropes & Gray and Cravath were present, to confirm whether there were any other matters that the members of the Strategic Transaction Committee wanted to discuss. Upon confirmation by all the members that there were none, the meeting was concluded.

Throughout the weekend of September 25th through September 27th, the parties and their respective financial and legal advisors, exchanged drafts of the transaction documents and continued to engage in discussions and negotiations regarding the terms of such documents, including the terms of the employment related agreements with ACS’s executive officers.

On September 26, 2009, the board of directors of ACS held a special telephonic meeting. In addition to all members of the ACS board of directors (other than Mr. Deason, who was recused from the entirety of the meeting), present for all or portions of the meeting were members of ACS’s senior management team and representatives from Citi, Evercore, Ropes & Gray and Cravath. Representatives of Ropes & Gray and Cravath provided the board members with an update on recent negotiations of the documentation for the proposed transaction with Simpson Thacher. Representatives from Citi presented a financial analysis of the proposed Xerox transaction and delivered Citi’s oral opinion that the proposed Class A merger consideration was fair, from a financial point of view, to the holders of ACS Class A common stock (other than those holders who are also holders of ACS Class B common stock and their affiliates). Representatives from Evercore provided an updated financial analysis of the proposed Xerox transaction and confirmed that Evercore was prepared to deliver an opinion, addressed to the Strategic Transaction Committee, that the Class A merger consideration was fair, from a financial point of view, to the holders of ACS Class A common stock (other than those holders who are also holders of ACS Class B common stock) entitled to receive such Class A merger consideration.

During the afternoon of September 27, 2009, the board of directors of ACS held a special telephonic meeting. In addition to all members of the ACS board of directors (other than Mr. Deason, who was recused from the entirety of the meeting), present for all or portions of the meeting were members of ACS’s senior management team and representatives from Citi, Evercore, Ropes & Gray and Cravath. Ropes & Gray and Cravath provided the board members with an update regarding the current status of negotiations with Simpson Thacher, as well as negotiations between Mr. Deason and Xerox regarding the terms of the Xerox convertible preferred stock he would receive in the transaction. Mr. Blodgett updated the board regarding negotiations between members of management and Xerox regarding changes to their employment and change of control arrangements being required by Xerox. Additionally, representatives from Citi orally reconfirmed Citi’s opinion that the proposed Class A merger consideration was fair, from a financial point of view, to the holders of ACS Class A common stock (other than those holders who are also holders of ACS Class B common stock and their affiliates). Representatives from Evercore reconfirmed that Evercore was prepared to deliver an opinion, addressed to the Strategic Transaction Committee, that the Class A merger consideration was fair, from a financial point of view, to the holders of ACS Class A common stock (other than those holders who are also holders of ACS Class B common stock) entitled to receive such Class A merger consideration. The board of directors scheduled another meeting for the evening of September 27, 2009.

The board of directors of Xerox held a special meeting in Norwalk, Connecticut during the evening of September 27, 2009. In addition to all members of the Xerox board of directors, present for portions of the meeting were members of Xerox’s senior management team and representatives from Blackstone, J.P. Morgan and Simpson Thacher. Members of Xerox’s senior management team discussed the strategic rationale for the proposed transaction. In addition, members of Xerox’s senior management team and Xerox’s advisors discussed specific business issues and risks that the proposed transaction could present and steps that could be taken to manage those risks. Representatives of Blackstone and J.P. Morgan presented a financial analysis of the proposed transaction and described the terms of the proposed financing for the transaction. Representatives from Simpson Thacher reviewed with Xerox’s board its fiduciary duties under New York law in relation to the proposed transaction, and reviewed the terms of the proposed merger agreement and voting agreement. In addition, Xerox’s advisors and members of management reviewed the terms of the changes to the employment and change of control agreements with senior management and the agreements with Mr. Deason, including the terms of the Xerox convertible preferred stock Mr. Deason would receive in the transaction and the estimated value thereof. Representatives from Blackstone and J.P. Morgan each delivered their oral opinion (each subsequently confirmed in writing) to the effect that the aggregate consideration to be paid by Xerox in the merger was fair, from a financial point of view, to Xerox. The management participants and advisors then left the meeting and the directors met in executive session. Following the discussion in executive session, the Xerox board of directors unanimously adopted resolutions that, among other things, (a) declared the proposed transaction advisable and in the best interests of Xerox and its stockholders, (b) approved the merger agreement, voting agreement, the agreements with Mr. Deason and the changes to the employment and change of control agreements with ACS’s senior management and (c) recommended the approval of the issuance of the shares of Xerox common stock required to be issued pursuant to the merger agreement by Xerox.

The board of directors of ACS held a special telephonic meeting during the evening of September 27, 2009. In addition to all members of the ACS board of directors (other than Mr. Deason, who was recused from the entirety of the meeting), present for all or portions of the meeting were members of ACS’s senior management team and representatives from Citi, Evercore, Ropes & Gray and Cravath. Ropes & Gray and Cravath provided the board members with an update regarding the final negotiations with Simpson Thacher, as well as final negotiations between Mr. Deason and Xerox regarding the terms of the Xerox convertible preferred stock Mr. Deason would receive in the transaction and negotiations between Xerox and J.P. Morgan regarding the contents of the J.P. Morgan commitment letter. Additionally, representatives from Citi reconfirmed its opinion that the proposed Class A merger consideration was fair, from a financial point of view, to the holders of ACS Class A common stock (other than those holders who are also holders of ACS Class B common stock and their affiliates) Representatives from Evercore delivered an oral opinion (subsequently confirmed in writing) to the members of the Strategic Transaction Committee that the Class A merger consideration was fair, from a financial point of view, to the holders of ACS Class A common stock (other than those holders who are also holders of ACS Class B common stock) entitled to receive such Class A merger consideration. At that point, the board meeting was adjourned, and a meeting of the Strategic Transaction Committee was convened to consider the proposed transaction with Xerox. The Strategic Transaction Committee unanimously adopted a resolution that, among other things, recommended that the board of directors (a) accept the proposed transaction as being advisable and in the best interests of ACS and the holders of Class A common stock of ACS, (b) approve the merger agreement and voting agreement and (c) recommend adoption and approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement by the stockholders of ACS. The Strategic Transaction Committee meeting was then adjourned and the previously adjourned meeting of the ACS board of directors reconvened. The ACS board of directors (other than Mr. Deason who was recused from the entirety of the meeting) unanimously adopted a resolution that, among other things, (a) declared the proposed transaction advisable and in the best interests of ACS and the holders of common stock of ACS, (b) approved the merger agreement and voting agreement and (c) recommended the adoption and approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement by the stockholders of ACS. At the time of board approval, the implied value of the proposed transaction was $63.11 per share of Class A common stock of ACS, based on the closing price of Xerox common stock as of Friday, September 25, 2009.

Following the unanimous approval of the proposed transaction by both the boards of directors of Xerox and ACS (with Mr. Deason recused from the meeting), Simpson Thacher, J.P. Morgan (in its capacity as a financing source for Xerox), Cahill Gordon & Reindel LLP, counsel to J.P. Morgan in such capacity, Ropes & Gray, Proskauer, Cravath and members of management of each of Xerox and ACS finalized the documentation for the proposed transaction and, thereafter, all applicable documents were executed and delivered and the transaction was announced via a joint press release on September 28, 2009.

In connection with the Stipulation entered into by Xerox, ACS and certain of the individual defendants and the plaintiffs in In re ACS Shareholder Litigation, Consolidated C.A. No. 4940-VCP, Xerox and ACS agreed to amend the merger agreement to add a non-waivable condition to the closing of the merger requiring the affirmative vote of holders of a majority of the outstanding shares of ACS Class A Common Stock that are not held, directly or indirectly, by holders of ACS Class B Common Stock, voting as a single, separate class. Xerox had previously resisted requests from the Strategic Transaction Committee to include a “majority of the minority” condition given the desire to minimize the uncertainty that a transaction would be completed if such a condition were included.

On December 9, 2009, at a regularly scheduled board meeting in Norwalk, Connecticut, the board of directors of Xerox approved the amendment to the merger agreement. On December 11, 2009, during a special telephonic meeting, the board of directors of ACS, upon the recommendation of the Strategic Transaction Committee, approved the amendment to the merger agreement. On December 13, 2009, Amendment No. 1 to the merger agreement was executed and delivered.

Recommendation of the ACS Board of Directors; ACS’s Reasons for the Merger

The ACS board of directors and the Strategic Transaction Committee believe that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of ACS and its stockholders. Accordingly, the ACS board of directors (other than Mr. Deason, who was recused from the meeting), acting upon the unanimous recommendation of the Strategic Transaction Committee, has approved the merger agreement and the transactions contemplated thereby, and unanimously recommends that ACS stockholders vote “FOR” adoption of the merger agreement and the transactions contemplated thereby, including the merger.

As described above under “— Background of the Merger,” the ACS board of directors, prior to and in reaching its decision at its meeting on September 27, 2009 to approve the merger agreement and the transactions contemplated thereby, consulted with ACS’s management and both ACS’s and the Strategic Transaction

Committee’s financial and legal advisors and considered a variety of factors weighing positively in favor of the merger, including, but not limited to, the following:

•

the strategic and transformative nature of the transaction, which will combine ACS’s and Xerox’s respective businesses to create a new type of company which will be one of the leading global enterprises for document and business process management, with pro forma combined revenues of over $22 billion;

•

the value to be received by holders of ACS common stock in the merger, including the fact that, based on the closing price of ACS common stock and Xerox common stock on September 25, 2009 (the last trading day before the announcement of the signing of the merger agreement), the merger consideration to be received by ACS’s Class A stockholders represented a premium of approximately 33.6% over the closing price of ACS Class A common stock on September 25, 2009 and 37.9% over the average closing price of ACS Class A common stock for the 30 trading days ending September 25, 2009;

•

the fact that the approximately 30% cash / 70% stock split in the merger consideration to be paid to ACS’s Class A stockholders affords ACS stockholders both the opportunity to participate in the growth and opportunities of the combined company through the stock component and to receive some cash for the value of their shares through the cash component;

•

the fact that ACS stockholders as a group would own approximately 36.3% of the outstanding Xerox common stock immediately following the merger and would no longer be part of a public company in which Mr. Deason or any other stockholder owned a substantial voting stake;

•

because the stock portion of the merger consideration is a fixed number of shares of Xerox common stock, the opportunity for the ACS stockholders to benefit from any increase in the trading price of Xerox common stock between the announcement of the merger and the completion of the merger;

•	the fact that the entry into the merger agreement and Xerox’s implied valuation creates a “floor” for any bids by other potential acquirors of ACS going forward;

•

the ACS board of directors’ consideration of Evercore’s analysis of premiums paid in prior transactions involving companies with dual classes of common stock and that in arriving at its opinion as to the fairness, from a financial point of view, of the Class A merger consideration to the holders of the Class A common stock (other than such holders who also hold ACS Class B common stock), Evercore took into account, among other things, the incremental consideration being paid to the holders of ACS Class B common stock;

•

the ACS board of directors’ consideration of the impact on ACS’s Class A stockholders of the incremental consideration paid to ACS’s Class B stockholders, including the economic dilution to ACS’s Class A stockholders from the incremental consideration paid to ACS’s Class B stockholders, and that in the view of the board of directors, the benefits to ACS’s Class A stockholders of the proposed transaction with Xerox outweighed the impact of such dilution on ACS’s Class A stockholders;

•

the ACS board of directors’ analysis of (i) proposed transactions involving ACS over the previous four years and (ii) other strategic alternatives for ACS, including continued growth as an independent company and the potential to acquire, be acquired or combine with third parties;

•

the advantages that the combined entity will have over ACS as a standalone company, especially in the current uncertain economic environment, and the opportunity for ACS to use Xerox’s business structure and expertise as a platform to scale its business globally by leveraging Xerox’s brand strength, global account management, deep sales relationships with governments and large enterprises and by applying Xerox’s intellectual property in document solutions to its business process outsourcing offerings and thereby achieving significant incremental revenue growth;

•

the belief that the terms of the merger agreement, taken as a whole, provide a significant degree of certainty that the merger will be completed, including the facts that (i) the conditions required to be satisfied prior to completion of the merger, such as the receipt of both ACS’s and Xerox’s stockholder approvals and antitrust clearance, are expected to be fulfilled, (ii) there are limited conditions to be met for Xerox to obtain financing to fund the cash portion of the merger consideration and the Xerox’s obligations to use significant efforts to obtain the proceeds of the financing on the terms and conditions described in the commitment letter received by Xerox from J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. and (iii) there are limited circumstances in which the Xerox board of directors may terminate the merger agreement or change or modify its recommendation that its stockholders approve the issuance of Xerox common stock in connection with the merger;

•	the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants and the conditions to their respective obligations, are reasonable;

•

the fact that the terms of the merger agreement provide that, under certain circumstances, and subject to certain conditions more fully described in the section entitled “The Merger Agreement — Covenants and Agreements — No Solicitation” beginning on page 144, ACS is permitted to furnish information to and conduct negotiations with a third party in connection with an unsolicited proposal for a business combination or acquisition of ACS that constitutes or could reasonably be expected to lead to a superior proposal (as defined in the merger agreement) and that the ACS board of directors may change its recommendation that its stockholders adopt the merger agreement in certain circumstances;

•

the fact that a vote of ACS’s stockholders on the merger is required under Delaware law, and that stockholders who do not vote in favor of the adoption of the merger agreement will have the right to demand appraisal of the fair value of their shares under Delaware law;

•

the fact that, in the event of a superior proposal or an intervening event (as defined in the merger agreement), the ACS board of directors could change its recommendation and the percentage of Mr. Deason’s shares that he would be required to vote in favor of adoption of the merger agreement would be reduced to 21.8% of the total voting power of the outstanding shares of ACS common stock;

•

the fact that upon the termination of the merger agreement under specified circumstances, including a change in the recommendation of the Xerox board of directors, Xerox will owe ACS a cash termination fee of $235 million; upon the termination of the merger agreement due to Xerox’s failure to obtain the required stockholder approval at the Xerox stockholders’ meeting, Xerox will owe ACS a cash termination fee of $65 million; and Xerox is also obligated to pay a cash termination fee of $323 million if the merger agreement is terminated because the merger is not completed on or before June 27, 2010 and on such date, all closing conditions except the financing condition are satisfied; each as more fully described in the section entitled “The Merger Agreement — Termination Fees” beginning on page 155;

•

the expected qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Code, which generally allows ACS stockholders to defer the recognition of any gain from the receipt of the share portion of the merger consideration, as described in the section entitled “— Material U.S. Federal Income Tax Consequences” beginning on page 127;

•

the anticipated cost savings and operating synergies available to the combined company from the merger through consolidation and integration of certain functions and the adoption of best practices from both Xerox and ACS across the combined company, which is expected to positively enhance the combined company’s earnings and create value for the combined company’s stockholders;

•

the financial presentation of Citi and its written opinion, dated September 27, 2009, to the effect that, as of such date and based on and subject to the matters described in the opinion, the Class A merger consideration was fair, from a financial point of view, to holders of ACS Class A common stock (other than those holders who are also holders of ACS Class B common stock and their affiliates). The full text of the written opinion of Citi, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex C hereto and is incorporated herein by reference in its entirety. A discussion of the presentation and opinion of Citi appears in the section below entitled “— Opinion of Financial Advisor to ACS”; and

•

the financial presentation of Evercore and its written opinion addressed to the Strategic Transaction Committee, dated September 27, 2009, to the effect that, as of such date and based upon and subject to the factors, limitations, and assumptions set forth in the opinion, the Class A merger consideration was fair, from a financial point of view, to holders of ACS Class A common stock (other than those holders who are also holders of ACS Class B common stock) entitled to receive such Class A merger consideration. The Strategic Transaction Committee also considered that, in arriving at its opinion, Evercore took into account, among other things, the additional merger consideration to be received by the holders of ACS Class B common stock in the merger. The full text of the written opinion of Evercore, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex D hereto and is incorporated herein by reference in its entirety. A discussion of the presentation and opinion of Evercore appears in the section below entitled “— Opinion of Financial Advisor to the Strategic Transaction Committee.”

In addition to these factors, the ACS board of directors also considered the potential adverse impact of other factors weighing negatively against the merger, including, without limitation, the following:

•

because the stock portion of the merger consideration is a fixed number of shares of Xerox common stock, the ACS stockholders could be adversely affected by a decrease in the trading price of Xerox common stock after the date of execution of the merger agreement, and the merger agreement does not provide ACS with a price-based termination right or other similar protection for ACS or its stockholders, such as a “collar” with respect to Xerox’s stock price;

•

the fact that the merger might not be completed in a timely manner or at all, due to a failure of certain conditions, including in particular (i) the financing condition and the difficulty Xerox would have completing the merger if the financing outlined in the commitment letter received by Xerox from J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. was not disbursed and (ii) the approval by Xerox’s stockholders of the issuance of Xerox common stock in connection with the merger;

•

the risks and costs to ACS if the merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential adverse effect on ACS’s customer and other commercial relationships;

•

the fact that some of ACS’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of ACS’s stockholders generally, including (i) the premium to be paid on the shares of ACS Class B common stock which are owned entirely by Mr. Deason and (ii) those interests that are a result of employment and compensation arrangements with Mr. Deason and ACS’s executive officers and the manner in which they would be affected by the merger, as described more fully in the section entitled “— Interests of ACS’s Directors and Executive Officers in the Transaction” beginning on page 119;

•

the restrictions on ACS’s ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions, and the requirement that ACS pay a $194 million termination fee in certain circumstances specified in the merger agreement, which the ACS board of directors understood, while potentially having the effect of discouraging third parties from proposing a competing business combination transaction, were conditions to Xerox’s willingness to enter into the merger agreement and were reasonable in light of, among other things, the benefits of the merger to ACS’s stockholders;

•	the requirement that ACS submit the merger agreement to its stockholders even if the ACS board of directors changes its recommendation;

•

the restrictions on the conduct of ACS’s business prior to the completion of the merger, which may delay or prevent ACS from undertaking business opportunities that may arise during the term of the merger agreement, whether or not the merger is completed;

•	the fact that the receipt of the cash portion of the merger consideration will be taxable to ACS’s stockholders for U.S. federal income tax purposes;

•	the challenges of combining the businesses, operations and workforces of Xerox and ACS and realizing the anticipated cost savings and operating synergies;

•	the fact that Xerox will incur indebtedness of approximately $3.5 billion in connection with the merger, which debt may adversely impact Xerox’s operations following the merger;

•

the risks that the financial results and the stock price of the combined company might decline, including the possible adverse effects on the stock price and financial results of the combined company if the benefits and synergies expected of the merger are not obtained on a timely basis or at all; and

•	the risks described in the section entitled “Risk Factors” beginning on page 27.

The foregoing discussion of the factors considered by the ACS board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the ACS board of directors. In reaching its decision to declare the merger agreement advisable and that the merger is in the best interests of ACS and ACS’s stockholders, and, in approving the merger agreement, the merger and the other transactions contemplated by the merger agreement, the ACS board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The ACS board of directors considered all these factors as a whole, including discussions with, and questioning of, ACS’s management and both ACS’s and the Strategic Transaction Committee’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its decision.

For the reasons set forth above, the ACS board of directors (other than Mr. Deason, who was recused from the meeting), acting upon the unanimous recommendation of the Strategic Transaction Committee, unanimously declared the merger agreement advisable and determined that the merger is in the best interests of ACS and its stockholders, unanimously approved (other than Mr. Deason, who was recused from the meeting) the merger agreement, the merger and the other transactions contemplated by the merger agreement and unanimously recommended (other than Mr. Deason, who was recused from the meeting) that ACS’s stockholders adopt the merger agreement.

This explanation of ACS’s reasons for the merger and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described under “Special Note Concerning Forward-Looking Statements” beginning on page 51.

Opinion of Financial Advisor to ACS

Citi was retained to act as financial advisor to ACS in connection with the merger. In connection with this engagement, ACS requested Citi to evaluate the fairness, from a financial point of view, of the Class A merger consideration to be received in the merger by holders of ACS Class A common stock (other than those holders who are also holders of ACS Class B common stock and their affiliates). On September 26, 2009, at a meeting of the ACS board of directors, Citi rendered to the ACS board of directors an oral opinion, which was reaffirmed orally at two subsequent meetings of the ACS board of directors on September 27, 2009 and confirmed by delivery of a written opinion dated September 27, 2009, to the effect that, as of that date and based on and subject to the matters described in its opinion, the Class A merger consideration was fair, from a financial point of view, to the holders of ACS Class A common stock (other than those holders who are also holders of ACS Class B common stock and their affiliates).

The full text of Citi’s written opinion, dated September 27, 2009, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex C and is incorporated by reference in its entirety into this joint proxy statement/prospectus. You are urged to read the opinion in its entirety. Citi’s opinion was provided to the ACS board of directors in connection with its evaluation of the Class A merger consideration from a financial point of view. Citi’s opinion does not address any other aspects or implications of the merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed merger. Citi’s opinion does not address the relative merits of the merger as compared to any alternative business strategies that might exist for ACS or the underlying business decision of ACS to effect the merger. The following is a summary of Citi’s opinion and the methodology that Citi used to render its opinion.

In arriving at its opinion, Citi, among other things:

•	reviewed the merger agreement and the voting agreement;

•

held discussions with certain senior officers, directors and other representatives and advisors of ACS and certain senior officers and other representatives and advisors of Xerox concerning the businesses, operations and prospects of ACS and Xerox;

•	examined certain publicly available business and financial information relating to ACS and Xerox;

•

examined certain financial forecasts and other information and data relating to ACS and Xerox which were provided to or otherwise discussed with Citi by the respective managements of ACS and Xerox, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of ACS and Xerox to result from the merger;

•

reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things, current and historical market prices and trading volumes of ACS Class A common stock and Xerox common stock, the historical and projected earnings and other operating data of ACS and Xerox and the capitalization and financial condition of ACS and Xerox;

•	considered, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the merger;

•

analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of ACS and Xerox;

•	evaluated certain potential pro forma financial effects of the merger on Xerox; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements of ACS and Xerox that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to financial forecasts and other information and data relating to ACS and Xerox provided to or otherwise reviewed by or discussed with Citi, Citi was advised by the respective managements of ACS and Xerox that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of ACS and Xerox as to the future financial performance of ACS and Xerox, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the merger and the other matters covered thereby.

Citi assumed, with ACS’s consent, that the merger would be completed in accordance with the terms of the merger agreement, without waiver, modification or amendment of any material term, condition or agreement, including, among other things, that Xerox would obtain financing for the merger in accordance with the terms set forth in the Commitment Letter (as defined in the merger agreement), and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on ACS, Xerox or the contemplated benefits of the merger. Citi also assumed, with ACS’s consent, that the merger would be treated as a tax free reorganization for U.S. federal income tax purposes. Citi expressed no opinion as to what the value of Xerox common stock or Xerox convertible preferred stock (issuable as part of the Class B merger consideration)

actually would be when issued pursuant to the merger or the price at which ACS Class A common stock or Xerox common stock would trade at any time subsequent to the announcement of the merger.

Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of ACS or Xerox, and Citi did not make any physical inspection of the properties or assets of ACS or Xerox. Citi’s opinion does not address ACS’s underlying business decision to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for ACS or the effect of any other transaction in which ACS might engage. Citi expressed no view as to, and its opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the Class A merger consideration. Further, ACS did not ask Citi to comment on, Citi expressed no view as to, and Citi’s opinion does not address, the fairness from a financial point of view to holders of ACS Class B common stock of the Class B merger consideration to be received in the merger by holders of ACS Class B common stock or the fairness to the holders of ACS Class A common stock (other than those holders who are also holders of ACS Class B common stock and their affiliates) of the payment of the Class B merger consideration by Xerox or Merger Sub in connection with the merger to, or any arrangements entered into by Xerox or Merger Sub, including, without limitation, the voting agreement, in connection with the merger with, the holders of ACS Class B common stock or their affiliates. Citi’s opinion was necessarily based upon information available to Citi, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses underlying Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citi believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion. Results of analyses where the merger consideration is lower in some instances than the implied ratios or values should be evaluated in combination with those instances in which the merger consideration is greater than the implied ratios or values.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of ACS and Xerox. No company, business or transaction used in those analyses as a comparison is identical or directly comparable to ACS, Xerox or the merger, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

The estimates contained in Citi’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

The type and amount of consideration payable in the merger was determined through negotiations between ACS, Xerox and, with respect to the Class B merger consideration, Mr. Deason, and the decision to enter into the merger was solely that of the ACS board of directors. Citi’s opinion was only one of many factors considered by the ACS board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the ACS board of directors or ACS management with respect to the merger or the merger consideration.

The following is a summary of the material financial analyses presented to the ACS board of directors in connection with the delivery of Citi’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citi’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citi’s financial analyses.

Stock Trading History and Implied Premiums

Citi calculated the implied deal value of the Class A merger consideration by multiplying the closing price of Xerox common stock on September 25, 2009 ($9.02) by the exchange ratio of 4.935 and adding the per share cash consideration of $18.60. Citi considered the result of this calculation ($63.11) and calculated the implied premiums represented relative to the closing prices of ACS Class A common stock and Xerox common stock on September 25, 2009 and the average closing stock prices of ACS Class A common stock and Xerox common stock for the 10-day, 30-day, 90-day, 180-day, one-year and two-year periods ended September 25, 2009. The results of this analysis are set forth below:

Prices / Periods	Implied Premium
Prices on September 25, 2009	33.6%
10-Day Averages as of September 25, 2009	37.9%
30-Day Averages as of September 25, 2009	37.9%
90-Day Averages as of September 25, 2009	28.6%
180-Day Averages as of September 25, 2009	17.0%
One-Year Averages as of September 25, 2009	19.7%
Two-Year Averages as of September 25, 2009	53.9%

Selected Precedent Transactions Analysis. Citi reviewed and compared premiums paid in selected precedent transactions, not including those deemed to be hostile.

In analyzing 110 selected global technology transactions with deal values over $1 billion occurring between 2002 and 2009, Citi found the median one-day and one-week transaction premiums paid in each year to be as follows:

	2002	2003	2004	2005	2006	2007	2008	2009 YTD	’02–’09 YTD
One-day	29.7%	16.2%	27.3%	18.5%	18.0%	26.4%	24.7%	48.6%	25.6%
One-week	23.3%	26.0%	29.1%	25.8%	21.6%	26.7%	27.8%	43.3%	26.4%

In analyzing 615 selected acquisitions of U.S. companies with deal values over $1 billion (excluding financial services and REIT transactions) occurring between 2002 and 2009, Citi found the median one-day and one-week transaction premiums paid in each year to be as follows:

	2002	2003	2004	2005	2006	2007	2008	2009 YTD	’02–’09 YTD
One-day	31.1%	21.8%	21.5%	19.2%	20.6%	21.8%	28.7%	30.4%	21.8%
One-week	28.1%	23.7%	23.3%	22.8%	22.2%	23.3%	28.0%	33.3%	23.5%

Citi noted that the implied one-day and one-week (based on the average closing stock prices of ACS Class A common stock and Xerox common stock for the 5-day period ended September 25, 2009) premiums of the Class A merger consideration relative to the closing price of ACS Class A common stock on September 25, 2009 were 33.6% and 36.6%, respectively, and that these premiums were above the median one-day and one-week premiums for both the selected global technology transactions and selected U.S. acquisitions both (i) over the total period between 2002 and 2009 and (ii) in each individual year between 2002 and 2009, with the exception of global technology transactions in 2009.

Trading Multiples Analysis

Using the closing prices of ACS Class A common stock and Xerox common stock on September 25, 2009 and public filings and financial projections by the managements of ACS and Xerox, Citi calculated and analyzed various trading multiples for ACS and Xerox. First, Citi calculated and analyzed each company’s ratio of its firm value (calculated as equity value plus straight debt, minority interest, straight preferred stock and out-of-the-money convertibles, less cash and long term investments) to its EBIT (calculated as earnings before interest and taxes) as estimated for calendar years 2009 and 2010. In addition, Citi calculated and analyzed each company’s ratio of its current stock price to its earnings per share (EPS) as estimated for calendar years 2009 and 2010. Citi also calculated and analyzed each company’s ratio of its equity value (calculated as fully diluted shares outstanding multiplied by the current stock price less any option proceeds using the treasury stock method) to its free cash flow (FCF, calculated as operating cash flow less capital expenditures, acquired software and addition to intangibles) as estimated for calendar years 2009 and 2010. Citi also calculated these multiples for ACS based on the implied deal value as of September 25, 2009 of $63.11. The results of this analysis are set forth below:

Trading Multiples Using Closing Prices on September 25, 2009
	The Company	Implied Deal Value	Xerox
Firm Value /
EBIT CY 2009 (estimated)	8.8x	11.4x	15.1x
EBIT CY 2010 (estimated)	7.9x	10.1x	12.2x
Stock Price /
EPS CY 2009 (estimated)	12.1x	16.2x	17.5x
EPS CY 2010 (estimated)	10.7x	14.3x	12.1x
Equity Value /
FCF CY 2009 (estimated)	10.2x	14.1x	7.0x
FCF CY 2010 (estimated)	9.0x	12.5x	6.7x

Valuation Analyses of ACS

Citi analyzed the value of ACS Class A common stock utilizing four different methodologies: a review of ACS’s historical trading prices, a comparable companies analysis, a comparable transaction analysis and two discounted cash flow analyses, one using the management plan and the other using a historical average organic growth model. The results of Citi’s valuation analyses of ACS are set forth below.

Historical Trading Range. Citi observed that during the 52-week period ended September 25, 2009, ACS Class A common stock traded in a range of $35.72 to $52.19 per share, the average per share price of ACS Class A common stock was $44.97 and the closing price per share of ACS Class A common stock on September 25, 2009 was $47.25. Citi noted that the implied deal value of the Class A merger consideration, using both the per share price of Xerox common stock on September 25, 2009 and the 10-day average price of Xerox common stock as of September 25, 2009, was above the 52-week trading range of ACS Class A common stock.

52-Week Trading Range of the Company’s Class A Common Stock				Implied Deal Value Using Recent Xerox Trading Prices
Low	Average	9/25/09	High	As of 9/25/09	10-Day Average
$35.72	$44.97	$47.25	$52.19	$63.11	$64.79

Selected Public Company Trading Multiples. Citi reviewed financial and stock market information and public market trading multiples of ACS and the following nine selected publicly held IT services companies:

•	Accenture Ltd.

•	Atos Origin SA

•	Capgemini SA

•	CGI Group, Inc.

•	Computer Sciences Corp.

•	Convergys Corp.

•	Hewitt Associates, Inc.

•	Perot Systems Corp.

•	TeleTech

As part of its selected comparable company analysis, Citi calculated and analyzed each selected company’s ratio of its firm value to its EBITDA (calculated as earnings before interest, taxes, depreciation and amortization) and to its EBIT, each as estimated for calendar years 2009 and 2010. In addition, Citi calculated and analyzed each selected company’s ratio of its current stock price to its earnings per share as estimated for calendar years 2009 and 2010. Citi also calculated and analyzed each selected company’s ratio of its equity value to its free cash flow as estimated for calendar years 2009 and 2010. Based on these comparable company metrics analyzed by Citi, Citi selected a multiple range for ACS for each of the metrics and calculated valuation ranges for ACS based on the selected multiple ranges. Estimated financial data of the selected companies was based on research analysts’ estimates, public filings and other publicly available information (financial data for Perot Systems Corp. was shown “unaffected” as of September 18, 2009, the last trading day before the announcement of its acquisition by Dell Inc.). Estimated financial data of ACS was based on internal estimates of ACS’s management. The results of this selected publicly traded comparable companies analysis are summarized below:

	Comparable Company Multiple Range		Selected Multiple Range		Valuation Range
	Low	High	Low	High	Low	High
Firm Value /
EBITDA CY 2009 (estimated)	4.3x	7.2x	5.0x	6.5x	$40.87	$56.53
EBITDA CY 2010 (estimated)	4.1x	7.1x	4.5x	6.5x	$40.96	$63.74
Firm Value /
EBIT CY 2009 (estimated)	7.8x	13.1x	7.5x	9.5x	$37.79	$51.55
EBIT CY 2010 (estimated)	7.3x	10.2x	7.0x	9.0x	$40.39	$55.30
Stock Price /
EPS CY 2009 (estimated)	9.8x	18.3x	11.5x	14.0x	$44.79	$54.53
EPS CY 2010 (estimated)	8.9x	17.1x	10.0x	12.5x	$44.04	$55.05
Equity Value /
FCF CY 2009 (estimated)	6.9x	19.1x	10.0x	13.0x	$46.52	$58.65
FCF CY 2010 (estimated)	8.1x	20.0x	9.0x	11.0x	$47.29	$56.37

Based on this analysis, Citi selected the following per share equity reference range for ACS Class A common stock, shown as compared to the per share Class A merger consideration based on (i) the closing prices of ACS Class A common stock and Xerox common stock on September 25, 2009 and (ii) the average closing prices of ACS Class A common stock and Xerox common stock in the 10-day period ending September 25, 2009:

Selected Per Share Equity Reference Range for the Company’s Class A Common Stock	Per Share Class A Merger Consideration
	As of 9/25/09	10-Day Average
$43.00 – $56.00	$63.11	$64.79

Precedent Transaction Multiples. Citi reviewed publicly available information for 21 selected transactions, and reviewed financial information from ACS management for certain of these transactions, announced since July 19, 2001 involving the acquisition of IT services and business process outsourcing (BPO) companies that it deemed appropriate in analyzing the merger. The precedent transactions considered by Citi were the following:

Announcement Date	Acquiror	Target
1988-YTD’09	ACS	All ACS Transactions
09/21/2009	Dell Inc.	Perot Systems Corporation
06/28/2009	Watson Wyatt Worldwide	Towers Perrin Forster & Crosby
10/08/2008	Tata Consultancy Services	Citigroup Global Services Limited
09/26/2008	HCL Technologies	Axon Group plc
05/13/2008	HP	EDS
12/21/2007	KKR	Northgate plc
07/30/2007	Steria SA	Xansa
05/11/2007	Providence Equity Partners	USIS
05/02/2007	Northgate plc	Arinso plc
02/26/2007	HOV Services	LASON Inc.
05/31/2006	TH Lee Partners / Quadrangle Group	West Corp.
05/16/2006	One Equity Partners / Management	NCO Group
03/08/2006	Apollo Management, L.P.	SOURCECORP
02/08/2006	GTCR / Solera	ADP (Claims Services Business)
03/28/2005	Investor Group	SunGard
03/16/2005	ACS	Mellon HR Services
12/16/2004	Serco Group plc	ITNet plc
03/10/2004	CGI Group	American Management Systems
05/16/2002	ACS	AFSA Data Corp.
07/19/2001	ACS	IMS Corporation

As part of its selected comparable transaction analysis, Citi calculated and analyzed each target company’s ratio of its firm value to its revenue, its EBITDA and its EBIT, each as measured for the last twelve months (LTM) prior to the announcement of the transaction. Citi also calculated and analyzed each target company’s ratio of its stock price to its estimated earnings per share for the next twelve months (NTM) following the announcement of the transaction, where available. Based on these comparable transaction metrics analyzed by Citi, Citi selected a multiple range for ACS for each of the metrics and calculated valuation ranges for ACS based on the selected multiple ranges. Financial data of the selected companies was based on public filings and other publicly available information, except for certain ACS non-public transactions with respect to which financial data was based on information received from ACS’s management. Estimated financial data of ACS was based on internal estimates of ACS’s management. The results of this selected comparable transaction analysis are summarized below:

	Precedent Transaction Multiple Range		Selected Multiple Range		Valuation Range
	Low	High	Low	High	Low	High
Firm Value /
LTM Revenue	0.6x	3.1x	1.1x	1.4x	$55.66	$72.83
LTM EBITDA	4.7x	17.4x	6.5x	9.5x	$55.22	$84.09
LTM EBIT	6.1x	21.2x	8.5x	14.0x	$44.61	$78.85
Stock Price /
NTM Earnings Per Share	12.4x	29.4x	16.0x	20.0x	$64.74	$80.92

Based on this analysis, Citi selected the following per share equity reference range for ACS Class A common stock, shown as compared to the per share Class A merger consideration based on (i) the closing prices of ACS Class A common stock and Xerox common stock on September 25, 2009 and (ii) the average closing prices of ACS Class A common stock and Xerox common stock in the 10-day period ending September 25, 2009:

Selected Per Share Equity Reference Range for the Company’s Class A Common Stock	Per Share Class A Merger Consideration
	As of 9/25/09	10-Day Average
$56.00 – $78.00	$63.11	$64.79

Discounted Cash Flow Analysis. Citi performed two discounted cash flow analyses to calculate the estimated present value of the standalone unlevered, after-tax free cash flow that ACS could generate for calendar year 2009 through calendar year 2014. One analysis was based on ACS’s public filings and internal estimates provided by ACS’s management. The second analysis was based on the estimates provided by ACS’s management in calendar years 2009 and 2010 and assumed (i) a growth rate of 4.6% in years 2011 through 2014 based on the average of fiscal year 2007 through fiscal year 2009 organic growth rate (excluding divestitures) and (ii) that the 2010 EBIT margin of 10.8% remains constant in years 2011 through 2014. Estimated terminal values for ACS were calculated by applying a range of EBITDA terminal value multiples of 5.0x to 6.5x to ACS’s calendar year 2014 estimated EBITDA. The cash flows and terminal values were then discounted to present value using discount rates ranging from 8.5% to 10.0%. Based on this analysis, Citi calculated the following implied per share equity reference ranges for ACS Class A common stock, shown as compared to the per share Class A merger consideration based on (i) the closing prices of ACS Class A common stock and Xerox common stock on September 25, 2009 and (ii) the average closing prices of ACS Class A common stock and Xerox common stock in the 10-day period ending September 25, 2009:

Implied Per Share Equity Reference Ranges for the Company’s Class A Common Stock		Per Share Class A Merger Consideration
Management Plan	Historical Organic Growth	As of 9/25/09	10-Day Average
$65.59 – $85.09	$57.21 – $74.10	$63.11	$64.79

Valuation Analyses of Xerox and the Class A Merger Consideration

Citi analyzed the value of Xerox common stock utilizing four different methodologies: a review of Xerox’s historical trading prices, a review of research analyst price targets, a comparable companies analysis and a discounted cash flow analysis. The results of Citi’s valuation analyses of Xerox are set forth below.

Historical Trading Range. Citi reviewed the daily closing prices per share of Xerox common stock to derive a 52-week trading range for Xerox for the period ended September 25, 2009 (the last trading day prior to announcement of the merger agreement). Citi observed that the 52-week trading range for Xerox common stock for such period was $4.12 to $12.40 per share.

Research Analyst Price Targets. Citi reviewed the reports of nine research analysts found in publicly available equity research on Xerox. Of the nine analyst reports, seven had published price targets. The analysis indicated an analyst target reference range for the value of Xerox common stock of $7.00 to $12.00 per share.

Selected Public Company Trading Multiples. Citi reviewed financial and stock market information and public market trading multiples of Xerox and the following five selected U.S. and European imaging and business hardware companies:

•	Dell Inc.

•	Hewlett-Packard Co.

•	Lexmark International Inc.

•	Oce N.V.

•	Pitney Bowes Inc.

As part of its selected comparable company analysis, Citi calculated and analyzed each selected company’s ratio of its equity value to its free cash flow as estimated for calendar years 2009 and 2010. In addition, Citi calculated and analyzed each selected company’s ratio of its current stock price to its earnings per share as estimated for calendar years 2010 and 2011. Estimated financial data of the selected companies was based on research analysts’ estimates, public filings and other publicly available information. Estimated financial data of Xerox was based on internal estimates of Xerox’s management. The results of this selected publicly traded comparable companies analysis are summarized below:

	Comparable Company Multiple Range		Selected Multiple Range		Valuation Range
	Low	High	Low	High	Low	High
Equity Value /
FCF CY 2009 (estimated)	4.6x	12.3x	6.0x	10.0x	$7.74	$12.82
FCF CY 2010 (estimated)	5.5x	11.2x	6.0x	9.0x	$8.13	$12.13
Stock Price /
EPS CY 2010 (estimated)	10.2x	13.7x	10.5x	13.7x	$7.83	$10.22
EPS CY 2011 (estimated)	9.4x	10.7x	9.0x	11.0x	$7.96	$9.72

Based on this analysis, Citi selected a reference range for Xerox common stock of $8.00 to $12.00 per share.

Discounted Cash Flow Analysis. Citi performed a discounted cash flow analysis to calculate the estimated present value of the standalone unlevered, after-tax free cash flow that Xerox could generate for calendar year 2009 through calendar year 2014. This analysis was based on Xerox’s public filings and internal estimates provided by Xerox’s management. Estimated terminal values for Xerox were calculated by applying perpetuity growth rates ranging from 1.5% to 3.0% to Xerox’s calendar year 2014 estimated terminal adjusted unlevered, after-tax free cash flow (calculated as unlevered, after-tax free cash flow less the differences between capital expenditures, depreciation and amortization and changes in certain balance sheet items). The cash flows and terminal values were then discounted to present value using discount rates ranging from 8.5% to 10.0%. Based on this analysis, Citi calculated an implied equity reference range for Xerox common stock of $9.12 to $15.43 per share.

Pro Forma Discounted Cash Flow Analysis. Citi performed a discounted cash flow analysis to calculate the estimated present value of the pro forma unlevered, after-tax free cash flows that Xerox could generate post transaction for calendar year 2010 through calendar year 2014. This analysis was based on the 100% revenue and cost synergies provided by ACS’s and Xerox’s management teams. Estimated terminal values were calculated by applying perpetuity growth rates ranging from 1.5% to 3.0% to the pro forma calendar year 2014 estimated terminal adjusted unlevered, after-tax free cash flow. The cash flows and terminal values were then discounted to present value using discount rates ranging from 8.5% to 10.0%. Based on this analysis, Citi calculated a pro forma equity reference range for Xerox common stock of $10.77 to $18.58 per share.

Valuation of the Class A Merger Consideration. Citi derived per share reference ranges of implied values of the Class A merger consideration based on Citi’s valuation analyses of Xerox described above. To derive such reference ranges, Citi multiplied the high and low ends of the per share reference ranges for the value of Xerox common stock by the exchange ratio in the merger agreement of 4.935 and added to those amounts the per share cash consideration of $18.60.

Citi compared the implied deal value of the Class A merger consideration based on (i) the closing price per share of Xerox common stock on September 25, 2009 ($63.11), (ii) the 10-day average price per share of Xerox common stock ($64.79) and (iii) the 6-month average price per share of Xerox common stock ($53.82) to the per share reference ranges of implied values of the Class A merger consideration as derived above from the comparable companies analysis, discounted cash flow analysis and pro forma discounted cash flow analysis. The following table sets forth the results of this analysis:

	Per Share Reference Range of Values of Xerox Common Stock		Per Share Reference Range of Implied Values of Class A Merger Consideration
Comparable Companies	$8.00	$12.00	$58.08	$77.82
Discounted Cash Flow	$9.12	$15.43	$63.61	$94.75
Pro Forma Discounted Cash Flow	$10.77	$18.58	$71.75	$110.29

Pro Forma Earnings Per Share Impact

Citi calculated potential accretion/dilution of both GAAP and non-GAAP pro forma earnings per share (EPS) of Xerox for calendar years 2010 and 2011 under the following three alternative scenarios: (i) 0% of expected synergies realized, (ii) 50% of expected synergies realized and (iii) 100% of expected synergies realized. Non-GAAP EPS excluded stock based compensation charges, amortization of financing fees and purchase accounting amortization. Citi based these calculations on, among other factors, an assumed transaction closing date of December 31, 2009 and the financial models of the managements of ACS and Xerox. The following table sets forth the full results of this analysis:

	0% Synergies	50% Synergies	100% Synergies
2010 GAAP EPS Accretion / (Dilution)%	(21.2)%	(17.8)%	(14.4)%
2011 GAAP EPS Accretion / (Dilution)%	(20.2)%	(14.1)%	(8.0)%
2010 Non-GAAP EPS Accretion / (Dilution)%	(5.1)%	(2.2)%	(0.8)%
2011 Non-GAAP EPS Accretion / (Dilution)%	(7.3)%	(1.9)%	3.5%

Miscellaneous

Under the terms of Citi’s engagement, ACS has agreed to pay Citi for its financial advisory services in connection with the merger an aggregate fee of approximately $32.5 million, $3.25 million of which will become payable following the negotiation, execution and delivery of definitive transaction documents, delivery by Citi of the opinion and the filing by ACS of the definitive proxy materials and approximately $29.25 million of which is payable upon consummation of the merger. Subject to certain limitations, ACS also has agreed to reimburse Citi for reasonable travel and other out-of-pocket expenses incurred by Citi in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Citi and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement. Following announcement of the merger, Citi was invited by Xerox to participate in the syndication of acquisition financing originally provided by J.P. Morgan in the form of a bridge facility. If Citi participates in any such transaction, Citi may receive incremental fees.

Citi and its affiliates in the past have provided and currently provide services to ACS unrelated to the proposed merger, for which services Citi and its affiliates have received and expect to receive compensation, including, without limitation, having acted or acting (i) as administrative agent, sole lead arranger and book runner and co-syndication agent under ACS’s existing $1.8 billion senior secured term loan facility and $1 billion senior secured revolving credit facility, (ii) as financial advisor to ACS in connection with the acquisition of Anix in May 2009 and (iii) as share repurchase agent to ACS in connection with a $200 million share repurchase in November 2007. In addition, Citi and its affiliates in the past have provided, currently provide and in the future may provide, services to Xerox unrelated to the proposed merger, for which services Citi and its affiliates have received and expect to receive compensation, including, without limitation, having acted or acting (i) as administrative agent, joint lead arranger and joint book runner on an existing $2 billion credit facility for Xerox, (ii) as joint book running manager in Xerox’s $750 million offering of 8.25% senior notes in May 2009 and (iii) as joint book running manager in Xerox’s $1.0 billion offering of 6.35% senior notes and $400 million offering of 5.65% senior notes in April 2008. Citi and its affiliates also have provided and currently provide financial and advisory services to Mr. Deason. In the ordinary course of its business, Citi and its affiliates may actively trade or hold the securities of ACS and Xerox for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) maintain relationships with ACS, Xerox and their respective affiliates, including, but not limited to, the following: Xerox’s Chairman is a member of Citigroup Inc.’s Board of Directors, the former Chairman of Citigroup Inc.’s Board of Directors is a member of the Xerox board of directors and a former senior executive of Citigroup Inc. is a member of the ACS board of directors.

ACS selected Citi to provide certain financial advisory services in connection with the merger based on Citi’s reputation and experience. Citi is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Opinion of Financial Advisor to the Strategic Transaction Committee

On September 27, 2009, at a meeting of the Strategic Transaction Committee, Evercore delivered to the Strategic Transaction Committee an oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated September 27, 2009, to the effect that, as of that date and based on and subject to assumptions made, matters considered and limitations on the scope of review undertaken by Evercore as set forth therein, the Class A merger consideration was fair, from a financial point of view, to the holders of shares of ACS Class A common stock (other than those holders who also hold shares of ACS Class B common stock) entitled to receive such merger consideration.

The full text of Evercore’s written opinion, dated September 27, 2009, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated by reference in its entirety into this joint proxy statement/prospectus. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was directed to the Strategic Transaction Committee and addresses only the fairness, from a financial point of view, of the Class A merger consideration to the holders of shares of ACS Class A common stock (other than those holders who also hold shares of ACS Class B common stock) entitled to receive such Class A merger consideration. The opinion does not address any other aspect of the proposed merger and does not constitute a recommendation to any holder of ACS Class A common stock as to how such stockholder should vote or act with respect to any matters relating to the merger. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to ACS, nor does it address the underlying business decision of ACS to engage in the merger.

In connection with rendering its opinion, Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to ACS and Xerox that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•

reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to ACS and Xerox prepared and furnished to Evercore by management of ACS and Xerox, respectively;

•

reviewed certain non-public projected financial statements and other non-public projected financial and operating data relating to ACS and Xerox prepared and furnished to Evercore by management of ACS and Xerox, respectively;

•	reviewed the amount and timing of the net cost savings and operating synergies estimated by management of ACS and Xerox, respectively, to result from the merger;

•	discussed the past and current operations, financial projections and current financial condition of ACS and Xerox with management of ACS and Xerox, respectively;

•	reviewed the reported prices and the historical trading activity of ACS Class A common stock and Xerox common stock;

•

compared the financial performance of ACS and Xerox and the reported prices and the historical trading activity of ACS Class A common stock and Xerox common stock with those of certain other publicly traded companies that Evercore deemed relevant;

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Evercore deemed relevant;

•

reviewed a draft, dated September 27, 2009, of the merger agreement, which Evercore assumed was in substantially final form and from which Evercore assumed the final form would not vary in any respect material to its analysis;

•

reviewed a draft, dated September 27, 2009, of the Voting Agreement, which Evercore assumed was in substantially final form and from which Evercore assumed the final form would not vary in any respect material to its analysis;

•

reviewed a draft, dated September 27, 2009, of the Certificate of Amendment of Certificate of Incorporation of Xerox, which Evercore assumed was in substantially final form and from which Evercore assumed the final form would not vary in any respect material to its analysis;

•	took into account the additional merger consideration to be received by the holders of the ACS Class B common stock in the merger; and

•	performed such other financial analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the projected financial data relating to ACS and Xerox referred to above, Evercore assumed that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of ACS and Xerox, respectively, as to the future financial performance of ACS and Xerox under the alternative business assumptions reflected therein. Evercore expressed no view as to any projected financial data relating to ACS or the assumptions on which they are based. Evercore relied, at direction of the Strategic Transaction Committee, without independent verification, upon the assessments of the management of ACS and Xerox as to the ability of Xerox to combine the businesses of ACS and Xerox.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the completion of the merger will be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the completion of the merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on ACS or the completion of the merger or materially reduce the benefits to the holders of ACS Class A common stock of the merger.

Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of ACS, nor was Evercore furnished with any such appraisals. Evercore did not evaluate the solvency or fair value of ACS under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of its opinion. It should be understood that subsequent developments may affect the opinion and that Evercore has no obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of ACS Class A common stock, from a financial point of view, of the Class A merger consideration. Evercore did not express any view on, and its opinion did not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of ACS, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of ACS, or any class of such persons, whether relative to the Class A merger consideration or otherwise. However, as noted above, in arriving at its opinion, Evercore took into account the additional merger consideration to be received by the holders of ACS Class B common stock in the merger. Evercore assumed that any modification to the structure of the transaction will not vary in any respect material to its analysis. In arriving at its opinion, Evercore had limited discussions with certain third parties, of which the Strategic Transaction Committee was aware, but was not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the ACS Class A common stock or ACS Class B common stock or any business combination or other extraordinary transaction involving ACS. Evercore’s opinion noted that Evercore is not a legal, regulatory, accounting or tax expert and that Evercore assumed the accuracy and completeness of assessments by ACS and its advisors with respect to legal, regulatory, accounting and tax matters.

Except as described above, the Strategic Transaction Committee imposed no other instructions or limitations on Evercore with respect to the investigations made or the procedures followed by Evercore in rendering its opinion. Evercore’s opinion was only one of many factors considered by the Strategic Transaction Committee in its evaluation of the merger and should not be viewed as determinative of the views of the Strategic Transaction Committee or the ACS board of directors or ACS management with respect to the merger or the merger consideration payable in the merger.

Set forth below is a summary of the material financial analyses reviewed by Evercore with the Strategic Transaction Committee on September 27, 2009 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 25, 2009 (the last trading day prior to public announcement of the merger), and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to understand fully the financial analyses. The tables alone do not constitute a complete description of the financial analyses. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

ACS Financial Analyses

Implied Transaction Premiums. Evercore calculated the premium to be paid in the merger based on the implied per share Class A merger consideration of $63.11 as of September 25, 2009 relative to the closing price of ACS Class A common stock on September 25, 2009, the last trading day prior to announcement of the merger, the average daily closing price of ACS Class A common stock for selected periods ending September 25, 2009, and the 52 week low and 52 week high as of September 25, 2009:

Period	ACS Class A Common Stock Share Price	Implied Premium to ACS Class A Common Stock
September 25, 2009	$47.25	33.6%
1 Week Average	$47.23	33.6%
2 Week Average	$46.89	34.6%
1 Month Average	$45.73	38.0%
3 Month Average	$45.34	39.2%
6 Month Average	$45.99	37.2%
1 Year Average	$44.95	40.4%
52 Week Low	$35.72	76.7%
52 Week High	$52.19	20.9%

Research Analyst Price Targets. Evercore analyzed research analyst estimates of potential future value for shares of ACS Class A common stock, commonly referred to as price targets, based on publicly available equity research published with respect to ACS. Evercore observed that, as of September 25, 2009, research analyst one-year forward price targets for shares of ACS Class A common stock ranged from $50.00 to $62.00 per share, with an average price target of $54.09 per share. Evercore then discounted the price targets six months at an assumed discount rate of 10%, derived by taking into consideration, among other things, a cost of equity calculation, resulting in a present value range from $47.67 to $59.11 per share, with an average price target of $51.57 per share compared to the implied per share Class A merger consideration of $63.11.

Peer Group Trading Analysis. Evercore compared certain financial and operating information and commonly used valuation measurements for ACS to corresponding information and measurements for a group of selected companies in the following sectors: (a) information technology services, or IT Services, (b) business process outsourcing, or BPO, and (c) state and local government services. Although none of the selected companies are, in Evercore’s opinion, directly comparable to ACS, the companies were chosen because, in Evercore’s opinion, they may be considered similar to ACS in certain respects for purposes of its analysis. For purposes of this analysis, Evercore used ACS management projections provided to Evercore and publicly available financial data.

Evercore calculated and compared certain valuation multiples based on 2009, 2010 and 2011 estimates for ACS and for the selected publicly-traded companies, using share prices as of September 25, 2009. These valuation multiples included the following: enterprise value (which represents total market equity value plus book value of total debt, preferred stock and minority interest less cash and book value of unconsolidated assets) as a multiple of revenue; enterprise value as a multiple of earnings before interest, taxes, depreciation and amortization, or EBITDA; share price as a multiple of earnings per share (commonly referred to as price to earnings or P/E ratio); and equity value as a multiple of free cash flows, or FCF. The range of multiples that Evercore calculated is summarized below:

	IT Services(1)				BPO(2)				State & Local(3)
	Mean	Median	Low	High	Mean	Median	Low	High	Mean	Median	Low	High
Enterprise Value / 2009E Revenue	0.7x	0.6x	0.3x	1.1x	1.6x	1.1x	0.6x	4.5x	1.2x	1.0x	0.4x	2.2x
Enterprise Value / 2010E Revenue	0.7x	0.6x	0.3x	1.1x	1.5x	1.1x	0.6x	4.1x	1.1x	1.0x	0.4x	2.0x
Enterprise Value / 2011E Revenue	0.7x	0.6x	0.5x	1.0x	1.4x	1.1x	0.5x	3.8x	0.9x	0.9x	0.9x	0.9x
Enterprise Value / 2009E EBITDA	6.2x	6.3x	4.3x	7.2x	8.2x	7.0x	5.8x	14.4x	9.4x	9.4x	7.2x	11.7x
Enterprise Value / 2010E EBITDA	5.8x	5.8x	4.2x	7.1x	7.2x	6.3x	4.9x	13.3x	7.7x	7.3x	5.8x	10.0x
Enterprise Value / 2011E EBITDA	5.4x	5.4x	4.0x	7.0x	7.0x	5.5x	4.3x	13.0x	6.5x	6.5x	6.5x	6.5x
Price / 2009E Earnings	14.4x	14.5x	10.8x	18.2x	15.0x	14.2x	9.6x	21.0x	18.5x	16.5x	15.4x	23.5x
Price / 2010E Earnings	12.7x	12.2x	10.0x	17.2x	14.0x	12.5x	9.0x	19.4x	15.9x	14.8x	13.1x	19.9x
Price / 2011E Earnings	11.4x	11.0x	10.0x	14.3x	12.3x	11.0x	8.3x	18.6x	14.4x	14.4x	13.4x	15.4x
Equity Value / 2009E FCF	15.5x	13.9x	7.5x	30.0x	14.6x	12.9x	7.4x	25.9x	14.4x	15.2x	6.7x	21.4x
Equity Value / 2010E FCF	12.8x	11.9x	7.2x	20.2x	13.4x	11.3x	9.5x	23.3x	14.0x	14.8x	9.6x	17.6x
Equity Value / 2011E FCF	11.2x	11.2x	10.9x	11.4x	12.8x	9.7x	8.7x	22.0x	11.2x	11.2x	11.2x	11.2x

(1)	IT Services includes Accenture Plc, Cap Gemini, Computer Sciences Corporation, Atos Origin, CGI Group, Perot Systems Corporation and Unisys Corporation.
(2)	BPO includes Amdocs Ltd, Hewitt Associates Inc., Genpact Limited, Syntel, Inc., Watson Wyatt Worldwide, Inc., Convergys Corporation, Teletech Holdings, Inc. and Xchanging Plc.
(3)	State & Local includes Maximus, Inc., Tyler Technologies, Inc. and CIBER, Inc.

Evercore then applied ranges of selected multiples to corresponding financial data based on ACS management financial projections provided to Evercore in order to derive a range of implied per share equity values. The ranges of trading multiples used and the implied per share equity values derived from this analysis are summarized below:

	Multiple			Implied Share Price
	Low		High	Low		High
Enterprise Value / 2009E EBITDA	5.0x	–	6.5x	$40.88	–	$56.55
Enterprise Value / 2010E EBITDA	4.5x	–	6.0x	$40.97	–	$58.29
Price / 2009E Earnings	13.0x	–	16.0x	$50.64	–	$62.32
Price / 2010E Earnings	11.0x	–	14.0x	$48.97	–	$62.33
Equity Value / 2009E FCF	9.0x	–	13.0x	$46.13	–	$63.91
Equity Value / 2010E FCF	8.0x	–	12.0x	$42.10	–	$60.89

Historical Multiples Analysis. Evercore reviewed enterprise value as a multiple of the historical EBITDA expected for the next twelve months, or NTM EBITDA, based on Wall Street research estimates, during the three year period beginning on September 26, 2006 and ending on September 25, 2009 and calculated the average daily NTM EBITDA over various time periods. Evercore then compared ACS’s NTM EBITDA for such periods to the NTM EBITDA of the companies comprising the IT Services, BPO and State & Local sectors described above under “— ACS Financial Analyses — Peer Group Trading Analysis.” The results of these calculations are summarized below:

Average NTM EBITDA Multiples
	ACS	IT Services	BPO	State & Local
September 25, 2009	5.1x	6.4x	7.5x	7.8x
Six Months Prior to September 25, 2009	5.1x	5.0x	6.4x	7.1x
One Year Prior to September 25, 2009	5.2x	4.6x	5.8x	6.6x
Two Years Prior to September 25, 2009	5.6x	5.3x	7.3x	7.3x
Three Years Prior to September 25, 2009	6.1x	5.8x	8.2x	8.0x
Three-Year High (as of September 25, 2009)	7.8x	7.7x	10.8x	10.5x
Three-Year Low (as of September 25, 2009)	4.6x	3.5x	4.5x	4.8x

Evercore also reviewed the historical price to earnings ratios expected for the next twelve months, or NTM P/E, based on Wall Street research estimates, during the three year period beginning on September 26, 2006 and ending on September 25, 2009 and calculated the average daily NTM P/E over various time periods. Evercore then compared ACS’s NTM P/E for such periods to the NTM P/E of Xerox and the companies comprising the IT Services, BPO and State & Local sectors described above under “— ACS Financial Analyses — Peer Group Trading Analysis.” The results of these calculations are summarized below:

Average NTM P/E Multiples
	ACS	Xerox	IT Services	BPO	State & Local
September 25, 2009	11.0x	13.6x	13.8x	14.2x	16.9x
Six Months Prior to September 25, 2009	11.0x	11.3x	11.6x	12.8x	15.3x
One Year Prior to September 25, 2009	11.0x	8.7x	10.6x	11.7x	14.5x
Two Years Prior to September 25, 2009	12.0x	9.9x	11.9x	14.3x	15.9x
Three Years Prior to September 25, 2009	12.9x	11.5x	13.6x	16.0x	18.1x
Three-Year High (as of September 25, 2009)	17.2x	15.9x	19.2x	21.7x	25.7x
Three-Year Low (as of September 25, 2009)	9.2 x	4.2x	8.1x	9.0x	11.4x

Present Value of Future Stock Price Analysis. Evercore performed a present value of illustrative future stock price analysis of ACS based on ACS management projections provided to Evercore. Evercore calculated future enterprise values, prices per share and equity values of ACS as of December 31, 2010 by applying the ranges of the selected multiples of EBITDA, earnings per share (or EPS) and free cash flows (or FCF) of 4.5x to 6.0x, 11.0x to 14.0x and 8.0x to 12.0x, respectively, derived from the selected publicly-traded companies described above under “— ACS Financial Analyses — Peer Group Trading Analysis,” to the estimated EBITDA, EPS and FCF of ACS for calendar year 2011. These illustrative future stock prices were discounted to present value as of June 30, 2009 using discount rates of 8.0% to 10.0% (with respect to the EBITDA analysis) and 9.0% to 11.0% (with respect to the EPS and FCF analyses) derived taking into consideration, among other things, a weighted average cost of capital calculation (with respect to the EBITDA analysis) and a cost of equity calculation (with respect to the EPS and FCF analyses). This analysis indicated the following ranges of implied value per share of ACS Class A common stock:

Implied Value Per Share of ACS

2011E EBITDA	$39.53 – $57.82
2011E EPS	$49.39 – $64.02
2011E FCF	$42.21 – $62.03

Discounted Cash Flow Analysis. Evercore performed a discounted cash flow analysis of ACS in order to derive ranges of the implied value per share of ACS Class A common stock based on the implied present value of ACS’s projected future cash flows and terminal value. Evercore based the discounted cash flow analysis on ACS management projections provided to Evercore. In this analysis, Evercore calculated ranges of the implied value per share of ACS Class A common stock under the ACS management case and the ACS management case with base case cost synergies from the merger with 100% of synergies allocated to ACS. The ranges of implied value per share were calculated based on the sum of the (i) implied present values, using discount rates ranging from 8.0% to 10.0%, of ACS’s projected unlevered free cash flows (or UFCF) for calendar years 2009 through 2013 and (ii) implied present values, using discount rates ranging from 8.0% to 10.0%, of the terminal value of ACS at the end of calendar year 2013 calculated by applying a range of EBITDA-based and unlevered FCF-based terminal multiples of 4.5x to 6.0x and 8.0x to 12.0x, respectively (derived from the selected publicly-traded companies described above under “— ACS Financial Analyses — Peer Group Trading Analysis”), to ACS’s calendar year 2013 projected EBITDA and unlevered free cash flows. The discount rates utilized in this analysis were derived by taking into consideration, among other things, a weighted average cost of capital calculation. This analysis indicated the following ranges of implied value per share of ACS Class A common stock:

	Implied Value Per Share Based on EBITDA	Implied Value Per Share Based on UFCF

ACS Management Case	$55.16 – $74.84	$46.73 – $68.93
ACS Management Case with Base Case Cost Synergies	$69.71 –$93.54	$62.60 –$91.11

Premiums Paid Analysis. Evercore identified and analyzed 13 all stock transactions and 32 transactions involving a mix of cash and stock, in each case between $5 billion and $20 billion since January 1, 2004 in the U.S. Evercore reviewed the premiums paid in the selected transactions referenced above based on the value of the per share consideration received in the relevant transaction relative to the closing stock price of the target company one day, one week and four weeks prior to the announcement date of the transaction. This analysis indicated the following implied high, mean, median and low premiums for the selected transactions:

	Implied Premiums for Selected All Stock Transactions ($5bn–$20bn)				Implied Premiums for Selected Cash/Stock Transactions ($5bn–$20bn)
	High	Mean	Median	Low	High	Mean	Median	Low
One Day Prior	63.7%	16.3%	9.5%	(6.6)%	65.2%	16.8%	13.2%	(29.8)%
One Week Prior	59.4%	17.3%	9.4%	(7.3)%	65.0%	20.7%	19.2%	(35.8)%
Four Weeks Prior	72.5%	20.3%	11.3%	(6.0)%	76.6%	24.1%	22.7%	(36.9)%

Based on the above analysis, Evercore then applied low and high selected premiums of 10.0% and 25.0% derived from the selected transactions to the closing price of ACS Class A common stock one day, one week and four weeks prior to September 25, 2009. This analysis indicated the following ranges of implied value per share of ACS Class A common stock:

Implied Value Per Share
One Day Prior	$51.98 – $59.06
One Week Prior	$51.07 – $58.04
Four Weeks Prior	$49.45 – $56.19

Leveraged Buyout Analysis. Evercore performed a leveraged buyout analysis of ACS in order to ascertain the price of ACS Class A common stock that might be attractive to a potential financial buyer based upon financial projections prepared by and furnished to Evercore by ACS management.

Evercore calculated the implied value per share of ACS Class A common stock that would generate an internal rate of return ranging between 20.0% and 25.0% assuming the following: (i) a range of selected exit multiples of 4.5x to 6.0x estimated EBITDA for 2013, and (ii) leverage ratios of debt over EBITDA for the last twelve months, or LTM EBITDA, between 3.0x and 4.0x. This analysis yielded implied per share present values of ACS Class A common stock of between $37.51 and $56.09.

Evercore calculated the implied value per share of ACS Class A common stock that would generate an internal rate of return ranging between 17.5% and 27.5%, assuming a leverage ratio of debt over LTM EBITDA of 3.5x and a range of selected exit multiples of 4.5x to 6.0x estimated EBITDA for 2013. This analysis yielded implied per share present values of ACS Class A common stock between $38.20 and $57.58.

Evercore also calculated the potential internal rate of return of an equity investment based on the following assumptions: (i) an offer price per share equal to the implied Class A merger consideration of $63.11, (ii) a range of selected exit multiples of 4.5x to 6.0x estimated EBITDA for 2013, and (iii) leverage ratios of debt over LTM EBITDA between 3.0x and 4.0x, which analysis yielded a range of potential internal rates of return between 4.8% and 14.4%.

Based on the three aspects of the LBO analysis described above, Evercore derived a range of implied per share values of ACS Class A common stock of $43.00 to $56.00.

Precedent Transactions Analysis. Evercore performed an analysis of selected transactions to compare multiples paid in other transactions to the multiples implied in the merger. Evercore identified and analyzed a group of 28 merger and acquisition transactions that were announced between 2003 and 2009 involving the acquisition of IT services and BPO companies that it deemed appropriate in analyzing the merger. Evercore selected the transactions used in the precedent transactions analysis based on the similarity to the businesses of ACS of the businesses of the target companies involved in transactions in the United States and Europe where the consideration paid exceeded $100 million. Although, in Evercore’s opinion, none of those transactions are by themselves directly comparable to the merger, each could be considered similar to the merger (although not necessarily to each other) in certain limited respects. Evercore calculated the premiums paid in these transactions based on the value of the per share consideration in the transaction relative to the closing stock price of the target company one day and one week prior to the respective dates of announcement of the transactions. Evercore also calculated enterprise value as a multiple of LTM revenue and EBITDA, equity value as a multiple of LTM FCF and price as a multiple of LTM EPS implied by these transactions. The selected transactions are set forth below:

Date Announced	Acquiror	Target
9/21/2009	Dell Inc.	Perot Systems Corporation
6/12/2009	Global Payments Inc.	HSBC Merchant Services Limited
3/31/2009	Fidelity National Information Services Inc	Metavante Technologies, Inc.
3/23/2009	Deloitte LLP	Bearingpoint Inc., North American Public
10/8/2008	Tata Consultancy Services Limited	Citigroup Global Services Limited
8/27/2008	Serco Inc	SI International Inc
8/25/2008	Infosys	Axon Group
7/2/2008	Stone Point Capital LLC	Fiserv Insurance Solutions
6/17/2008	Global Payments Inc	HSBC Merchant Services Limited
5/13/2008	Hewlett-Packard Company	Electronic Data Systems Corporation
4/11/2008	Investor Group	Trizetto Group
3/20/2008	Nordic Capital	TietoEnator Oyj
12/21/2007	Kohlberg Kravis Roberts	Northgate Information Solutions plc
8/6/2007	Wipro Technologies Ltd	Infocrossing Inc.
7/30/2007	Steria SA	Xansa PLC
7/30/2007	Koninklijke KPN NV	Getronics NV
7/9/2007	Court Square Capital Partners	CompuCom Systems Inc.
2/26/2007	HOV Services	Lason Inc.
2/7/2007	Caritor Inc	Keane Inc.
5/31/2006	Thomas H Lee / Quadrangle	West Corp
5/15/2006	One Equity Partners	NCO Group, Inc.
3/7/2006	Apollo Management, L.P.	SOURCECORP, Incorporated
2/9/2006	GTCR / Solera	ADP Claims Services Group
3/28/2005	Investor Group	SunGard Data Systems Inc.
11/8/2004	General Atlantic / Oak Hill	GE Capital International Services (Gecis)
3/10/2004	CGI Group Inc	American Mgmt Systems
12/9/2003	SunGard Data Systems Inc	Systems & Computer Technology
9/16/2003	Atos Origin SA	SchlumbergerSema

Based on these transactions, Evercore selected a range of implied multiples between 5.0x and 9.0x LTM EBITDA, yielding an implied price per share of ACS Class A common stock between $39.71 and $79.30.

Xerox Financial Analyses

Implied Transaction Premiums. Evercore calculated the following premiums to be paid in the merger based on the implied per share Class A merger consideration relative to the closing prices of Xerox common stock as set forth below, including the average daily closing price of Xerox common stock for selected periods ending September 25, 2009:

Period	Xerox Common Stock Share Price	Implied Value of Class A Merger Consideration	Implied Premium to ACS Class A Common Stock on September 25, 2009	Percent Premium to ACS Class A Common Stock Price for the Corresponding Period
September 25, 2009	$9.02	$63.11	33.6%	33.6%
1 Week Average	$9.22	$64.11	35.7%	35.8%
2 Week Average	$9.34	$64.69	36.9%	38.0%
1 Month Average	$9.00	$63.02	33.4%	37.8%
3 Month Average	$8.04	$58.27	23.3%	28.5%
6 Month Average	$7.14	$53.85	14.0%	17.1%
1 Year Average	$7.12	$53.73	13.7%	19.5%
52 Week Low	$4.17	$39.18	(17.1)%	9.7%
52 Week High	$12.11	$78.36	65.8%	50.1%

Research Analyst Price Targets. Evercore analyzed research analyst price targets for shares of Xerox common stock, based on publicly available equity research published with respect to Xerox. Evercore observed that, as of September 25, 2009, research analyst one-year forward price targets for shares of Xerox common stock ranged from $7.00 to $12.00 per share, with an average price target of $9.25 per share. Evercore then discounted the price targets six months at an assumed discount rate of 11%, derived by taking into consideration, among other things, a cost of equity calculation, resulting in a present value range from $6.64 to $11.39 per share, with an average price target of $8.78 per share.

Peer Group Trading Analysis. Evercore compared certain financial and operating information and commonly used valuation measurements for Xerox to corresponding information and measurements for a group of selected companies in the document imaging and printing industry, including Hewlett-Packard Company, Canon Inc., Sharp Corporation, Ricoh Company, Ltd., Pitney Bowes Inc., Konica Minolta Holdings, Inc., Lexmark International, Inc., Eastman Kodak Company, Electronics for Imaging, Inc. and Oce N.V. Although none of the selected companies are, in Evercore’s opinion, directly comparable to Xerox, the companies were chosen because, in Evercore’s opinion, they may be considered similar to Xerox in certain respects for purposes of its analysis. For purposes of this analysis, Evercore used publicly available financial data and Xerox management projections provided to Evercore and authorized for Evercore’s use by ACS.

Evercore calculated and compared valuation multiples based on 2009, 2010 and 2011 estimates for Xerox and for the selected publicly-traded companies, using share prices as of September 25, 2009. These valuation multiples included the following: enterprise value as a multiple of revenue; enterprise value as a multiple of EBITDA; the P/E ratio; and equity value as a multiple of free cash flows. The range of multiples that Evercore calculated is summarized below:

	Mean	Median	Low	High
Enterprise Value / 2009E Revenue	0.8x	0.7x	0.2x	1.7x
Enterprise Value / 2010E Revenue	0.7x	0.7x	0.2x	1.7x
Enterprise Value / 2011E Revenue	0.7x	0.6x	0.2x	1.7x
Enterprise Value / 2009E EBITDA	7.1x	7.3x	3.4x	11.2x
Enterprise Value / 2010E EBITDA	5.9x	5.6x	3.8x	10.4x
Enterprise Value / 2011E EBITDA	5.4x	4.6x	3.7x	8.7x
Price / 2009E Earnings	20.7x	15.8x	9.1x	38.8x
Price / 2010E Earnings	16.6x	11.4x	10.2x	29.3x
Price / 2011E Earnings	14.1x	13.4x	8.2x	24.0x
Equity Value / 2009E FCF	15.4x	10.5x	5.3x	45.2x
Equity Value / 2010E FCF	11.9x	12.1x	3.3x	19.0x
Equity Value / 2011E FCF	14.8x	14.6x	12.3x	17.5x

Evercore then applied ranges of selected multiples to corresponding financial data based on Xerox management financial projections in order to derive an implied per share equity value reference range. The ranges of trading multiples used and the implied per share equity values derived from this analysis are summarized below:

	Multiple			Implied Share Price
	Low		High	Low		High
Price / 2009E Earnings	13.0x	–	17.0x	$6.75	–	$8.83
Price / 2010E Earnings	10.0x	–	13.0x	$7.46	–	$9.69
Equity Value / 2009E FCF	7.0x	–	11.0x	$10.01	–	$15.61
Equity Value / 2010E FCF	6.0x	–	9.0x	$8.69	–	$12.96

Present Value of Future Stock Price Analysis. Evercore performed a present value of illustrative future stock price analysis of Xerox based on the Xerox management projections provided to Evercore. Evercore calculated future prices per share and equity values of Xerox as of December 31, 2010 by applying the ranges of the selected multiples of EPS and free cash flows of 10.0x to 13.0x and 6.0x to 9.0x, respectively, derived from the selected publicly-traded companies described above under “— Xerox Financial Analyses — Peer Group Trading Analysis,” to estimated EPS and FCF of Xerox for calendar year 2011. These illustrative future stock prices were discounted to present value as of June 30, 2009 using discount rates of 10.0% to 12.0% derived taking into consideration, among other things, a cost of equity calculation, and were increased to reflect the present value of the future dividend projected to be paid by Xerox. This analysis indicated ranges of implied value per share of Xerox common stock of $7.67 to $10.17 under the EPS method and $8.08 to $12.27 under the free cash flow method.

Discounted Cash Flow Analysis. Evercore performed a discounted cash flow analysis of Xerox in order to derive ranges of the implied value per share of Xerox common stock based on the implied present value of Xerox’s projected future cash flows and terminal value. Evercore based the discounted cash flow analysis on the Xerox management projections provided to Evercore. In this analysis, Evercore calculated the range of the implied value per share of the Xerox operating company (excluding the financing business). The range of implied value per share was calculated based on the sum of the (i) implied present values, using discount rates ranging from 8.0% to 10.0%, of Xerox’s projected unlevered free cash flows for calendar years 2009 through 2014 and (ii) implied present values, using discount rates ranging from 8.0% to 10.0%, of the terminal value of Xerox at the end of calendar year 2014, calculated by applying a range of unlevered FCF-based terminal multiples of 6.0x to 9.0x (derived from the selected publicly-traded companies described above under “— Xerox Financial Analyses — Peer Group Trading Analysis”) to Xerox’s calendar year 2014 projected unlevered free cash flows. The discount rates utilized in this analysis were derived taking into consideration, among other things, a weighted average cost of capital calculation.

Evercore then calculated implied value of Xerox’s financing business based on the sum of the (i) implied present values, using discount rates ranging from 10.0% to 12.0%, of projected free cash flows of Xerox’s financing business for calendar years 2009 through 2014 and (ii) implied present values, using discount rates ranging from 10.0% to 12.0%, of the terminal value of Xerox’s financing business beyond calendar year 2014, calculated by applying a range of terminal book value multiples of 1.0x to 1.5x to Xerox’s calendar year 2014 projected free cash flows. The discount rates utilized in this analysis were derived taking into consideration, among other things, a cost of equity calculation.

Together, these analyses indicated an implied value per share of Xerox common stock of $13.41 to $17.25.

Other Analyses

Pro Forma Accretion/Dilution Analysis. Evercore reviewed the potential pro forma financial effect of the merger on ACS’s estimated EPS for calendar years 2010 through 2013 after giving effect to potential synergies estimated by the managements of ACS and Xerox to result from the merger. For purposes of this analysis, Evercore assumed, in accordance with ACS and Xerox management assumptions, an assumed pro forma effective tax rate of 30.0% in 2010 and 36.0% thereafter, a cost of new debt of 8% and no change in Xerox’s annual dividend of $0.17 per share. Estimated financial data of ACS were based on the ACS management base case projections and estimated financial data of Xerox were based on the Xerox management base case projections, in each case reflecting both cost and revenue synergies together and cost synergies without revenue synergies. Based on the implied per share Class A merger consideration of $63.11 ($18.60 in cash and 4.935 shares of Xerox common stock as of September 25, 2009), this analysis indicated that, taking into account cost synergies but not revenue synergies, the merger would be dilutive to estimated EPS under generally accepted accounting principles (or GAAP) for calendar years 2010 to 2012 and accretive for calendar year 2013. The analysis indicated that, taking into account cost and revenue synergies, the merger would be dilutive to estimated GAAP EPS for calendar years 2010 and 2011 and accretive for calendar years 2012 and 2013. Under this analysis, the merger would be accretive to cash EPS (defined as per share GAAP net income plus after-tax amortization expense) and dilutive to free cash flows for calendar years 2010 through 2013, in each case taking into account costs and revenue synergies together and cost synergies without revenue synergies.

Pro Forma Leverage Analysis. Evercore analyzed the effects of the transaction on Xerox’s expected leverage following the closing (assumed to be December 31, 2009) to 2013. The results of this analysis are summarized below:

	Closing	2010E	2011E	2012E	2013E
Consolidated Debt / Consolidated LTM EBITDA	3.9x	2.9x	2.3x	1.8x	1.5x
Consolidated Net Debt / Consolidated LTM EBITDA	3.5x	2.5x	2.0x	1.5x	1.1x
Core Debt / Adjusted LTM EBITDA(1)	1.8x	1.1x	0.7x	0.4x	0.2x
Core Net Debt / Adjusted LTM EBITDA(2)	1.3x	0.7x	0.3x	0.1x		(3)

(1)	Core Debt, for purposes of this ratio, excludes debt relating to Xerox’s financing business and adjusts for FAS 133. Adjusted LTM EBITDA, for purposes of this ratio, excludes expected gross profit from Xerox’s financing business.
(2)	Core Net Debt, for purposes of this ratio, is Core Debt less cash and cash equivalents. Adjusted LTM EBITDA, for purposes of this ratio, excludes expected gross profit from Xerox’s financing business.
(3)	Core Net Debt is expected to be negative for 2013 due to a net cash position.

Contribution Analysis. Evercore compared the implied equity contributions of ACS and Xerox in the combined company based on expected revenue, net income and free cash flows of ACS and Xerox from 2010 to 2013, as provided by ACS management and Xerox management, and which reflect transaction adjustments and synergies allocated on a pro rata basis. Based on this analysis, ACS’s implied annual equity contribution ranges from 33.0% in 2010 to 37.2% in 2013 based on revenue, 32.3% in 2010 to 33.8% in 2013 based on net income and 16.5% in 2010 to 22.1% in 2013 based on free cash flows. ACS implied pro forma ownership based on the merger consideration as of September 25, 2009 and the exchange ratio of 4.935x shares of Xerox common stock per share of ACS Class A Common stock is 36.2%.

Exchange Ratio Analysis. Evercore reviewed the respective implied exchange ratios of the valuation analyses performed for both ACS and Xerox described above. These implied exchange ratios were calculated assuming the consideration for the ACS Class A common stock to be comprised of $18.60 per share in cash with the residual portion in stock at an exchange ratio of 4.935x. The implied stock exchange ratio range per share of ACS Class A common stock by these valuation analyses is summarized below:

Implied Exchange Ratio Per Share
	Low		High
Three Month Low / High	2.548x	–	4.919x
One Year Low / High	1.414x	–	8.055x
Research Analyst Price Targets	2.553x	–	6.098x
Trading Multiple Analysis
Price / 2009E EPS	3.629x	–	6.476x
Price / 2010E EPS	3.133x	–	5.865x
Equity Value / 2009E FCF	1.764x	–	4.526x
Equity Value / 2010E FCF	1.814x	–	4.869x
Present Value of Future Stock Price
2011E EPS	3.027x	–	5.921x
2011E FCF	1.925x	–	5.378x
Discounted Cash Flow — Terminal UFCF (No Synergies)	1.631x	–	3.753x
Discounted Cash Flow — Terminal UFCF (With Base Case Cost Synergies)	2.550x	–	5.407x

Evercore also reviewed the historical exchange ratio during the three-year period beginning on September 26, 2006 and ending on September 25, 2009 and calculated the average daily exchange ratio over various time periods. Evercore then calculated and compared the premium to the ACS Class A common stock closing price on September 25, 2009 that the Class A merger consideration represented relative to the average exchange ratios for the selected periods and dates. The results of these calculations are summarized below:

	Avg. Exchange Ratio	Implied Price	Implied Premium
September 25, 2009 (Proposed Merger Exchange Ratio)	4.935x	$63.11	33.6%
52-Week High	10.675x	$114.89	143.1%
52-Week Low	3.766x	$52.57	11.3%
10-Day Average	4.768x	$61.61	30.4%
30-Day Average	5.035x	$64.02	35.5%
60-Day Average	5.528x	$68.46	44.9%
90-Day Average	5.869x	$71.54	51.4%
1-Year Average	6.511x	$77.33	63.7%
3-Year Average	4.032x	$54.97	16.3%

Dual Class Considerations

To assist the Strategic Transaction Committee in evaluating the Class A merger consideration to be received by the holders of ACS Class A common stock, Evercore also reviewed with the Strategic Transaction Committee certain considerations described below related to the dual class capital structure of ACS and the additional merger consideration to be received by the holders of ACS Class B common stock in the merger.

Premiums Paid in Acquisitions of Dual Class Companies. Evercore identified and analyzed a group of 65 acquisitions of dual class companies greater than $100 million since 1990. Of the 65 acquisitions, 49 transactions had economic and voting details available and of these 49 transactions, 30 transactions had a greater than one-to-one voting ratio between the two share classes and also had high-vote shareholders with ownership of voting power representing greater than 30% and economic ownership of less than 50%. Of these 30 transactions, the following 7 transactions provided for the payment of incremental premiums to the holders of high vote shares:

Date Announced	Acquiror	Target
5/04/2009	DirecTV Group Inc.	Liberty Entertainment Group, Inc.
11/03/2004	Constellation Brands, Inc.	Robert Mondavi Corp.
2/29/2000	Clear Channel Communications, Inc.	SFX Entertainment, Inc.
6/24/1998	AT&T Corp.	Tele-Communications Inc.
8/25/1997	Capstar Broadcasting Corporation/ Hicks, Muse, Tate & Furst	SFX Broadcasting, Inc.
8/26/1996	Silver King Communications, Inc.	Home Shopping Network, Inc.
4/23/1990	Premark International, Inc.	Sikes Corporation

Evercore analyzed the economic incremental premiums paid as a percentage of the total equity market capitalization of the acquired company. In the 7 transactions in which an incremental premium was paid, these incremental premiums ranged as a percentage of total equity value from 1.1% to 5.2% with an average of 3.2%. Evercore noted that the implied premium to be received in the merger by the holders of ACS Class B common stock, as a percentage of total equity value of ACS, was between 4.5% and 5.2%, assuming the Series A Convertible Preferred Stock of Xerox to be received by the ACS Class B common stock in the merger is valued, in the aggregate, at between $300 million and $350 million and assuming the Class A merger consideration to be received for each share of ACS Class A common stock has a value of $63.11.

Evercore also analyzed the economic incremental premiums paid as a percentage of the total market capitalization of the low or no vote equity of the acquired company. In the 7 transactions in which incremental consideration was paid, these incremental premiums ranged as a percentage of the total low or no vote equity value from 1.2% to 8.3% with an average of 4.1%. Evercore noted that, under the assumptions set forth in the immediately preceding paragraph, the dilution to the holders of the shares of ACS Class A common stock resulting from the additional merger consideration payable to the ACS Class B common stock, as a percentage of total equity value of the ACS Class A common stock, was between 5.0% and 5.8%.

Premiums Paid in Selected Dual Class Recapitalizations. Evercore identified and analyzed a group of 14 change-in-control dual class recapitalizations since 1993 in which public companies having two or more classes of common stock with different voting rights created one class of stock with the same voting rights for all stockholders, and in so doing, effected a change-in-control of the respective company. Of the 14 change-in-control dual class recapitalizations identified and deemed to be relevant by Evercore, high-vote shareholders received a premium in 13 of the transactions. Evercore noted that each precedent involves unique circumstances that complicate a direct comparison to other recapitalizations or to the situation faced by ACS. Evercore examined transactions involving the following companies:

•	Sotheby’s

•	Kaman Corporation

•	Methode Electronics Inc.

•	Commonwealth Telephone

•	The Reader’s Digest Association, Inc.

•	SAP AG

•	Continental Airlines, Inc.

•	Dairy Mart Convenience Stores, Inc.

•	Remington Oil and Gas Corporation

•	Forcenergy AB

•	Laidlaw Inc.

•	Vermont Pure Holdings

•	Fischer & Porter Company

•	Forest Oil Corporation

Evercore examined the exchange ratio of high vote stock to low or no vote stock in the 14 dual class stock transactions. The exchange ratio of high vote stock to low or no vote stock ranged from 1.00x to 3.58x in these 14 transactions with a mean of 1.50x and a median of 1.15x for the 13 transactions (excluding Fischer & Porter, which was excluded because the nature of the consideration received was not comparable to the other transactions).

In addition, for each of the transactions (other than Fischer & Porter), Evercore examined the aggregate premium paid to high vote shareholders, taken as a percentage of the total equity market capitalization of the company and as a percentage of market capitalization of the low or no vote equity, based on the closing stock prices (if publicly traded) of each precedent company one day prior to the announcement of the transaction. In the 13 transactions reviewed, premiums to high vote shareholders ranged from 0.0% to 8.5% of total equity value, with an average of 3.4%. In these transactions, premiums to high vote shareholders ranged from 0.0% to 11.5% of low vote or no vote equity value, with an average of 4.1%.

In arriving at its opinion, Evercore took into account the additional merger consideration to be received by the holders of ACS Class B common stock. In this regard, Evercore reviewed the premiums paid in selected acquisitions of dual class companies and in selected dual class recapitalizations described above and noted that the incremental premium implied by the assumed value of the Series A Convertible Preferred Stock of Xerox to be paid in the merger to the holders of the Class B common stock, as a percentage of total equity market capitalization of the Company, was within the range of identified precedent transactions and recapitalizations. Based on its review, Evercore did not view the additional merger consideration to be of a nature or magnitude that would alter Evercore’s conclusion as to the fairness, from a financial point of view, of the Class A merger consideration to the holders of shares of ACS Class A Common Stock.

General

In connection with the review of the merger by the Strategic Transaction Committee, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Evercore’s view of the value of ACS or Xerox or their respective common stocks. No company used in the above analyses as a comparison is directly comparable to ACS or Xerox, and no transaction used is directly comparable to the transactions contemplated by the merger agreement. Further, in evaluating comparable transactions, Evercore made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the ACS, Xerox and Evercore, such as the impact of competition on ACS and Xerox and their respective industries generally, industry growth and the absence of any material adverse change in the financial condition of ACS and Xerox or in the markets generally.

Evercore prepared these analyses for the purpose of providing an opinion to the Strategic Transaction Committee as to the fairness, from a financial point of view, of the Class A merger consideration to be received by the holders of ACS Class A common stock (other than holders that also hold shares of ACS Class B common stock) entitled to receive such Class A merger consideration. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty and are based upon numerous factors, assumptions with respect to industry performance, general business and economic conditions and other matters or events beyond the control of ACS, Xerox and Evercore, none of ACS, Xerox or Evercore assumes responsibility if future results are materially different from those forecast. The Class A merger consideration to be received by the holders of ACS Class A common stock pursuant to the merger agreement was determined through arm’s length negotiations between ACS and Xerox and was recommended by the Strategic Transaction Committee and approved by the ACS board of directors. Evercore did not recommend any specific merger consideration to the Strategic Transaction Committee or that any given merger consideration constituted the only appropriate merger consideration.

Pursuant to its engagement letter, a fee of $3,000,000 became payable to Evercore upon delivery of its fairness opinion. Upon completion of the merger, Evercore will receive an additional fee of approximately $13,000,000. Such additional fee is subject to change depending on the actual transaction value. In addition, the Strategic Transaction Committee, in its sole discretion, may elect to cause ACS to pay a further fee to Evercore in connection with its engagement upon completion of the merger. Furthermore, ACS has agreed to reimburse certain of Evercore’s expenses and to indemnify Evercore for certain liabilities arising out of its engagement.

Evercore is an internationally recognized investment banking and advisory firm. Evercore, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, competitive biddings and valuations for corporate, estate and other purposes. In the ordinary course of its business, Evercore and its affiliates may from time to time trade in the securities or the indebtedness of ACS, Xerox and their affiliates or any currencies or commodities (or derivative thereof) for its own account, the accounts of investment funds and other clients under the management of Evercore and for the accounts of its customers and accordingly, may at any time hold a long or short position in such securities, indebtedness, currencies or commodities (or derivative thereof) for any such account. In the past, Evercore and its affiliates have provided financial advisory services for ACS but have not received fees for the rendering of these services.

ACS Unaudited Prospective Financial Information

ACS does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the review of the merger, ACS management prepared unaudited prospective financial information on a stand-alone, pre-merger basis. ACS is electing to provide the unaudited prospective financial information in this joint proxy statement/prospectus to provide the stockholders of ACS and Xerox access to certain non-public unaudited prospective financial information that was made available to the ACS board of directors, the Strategic Transaction Committee, the Xerox board of directors and ACS’s and Xerox’s financial advisors in connection with the merger. The unaudited prospective financial information was not prepared with a view toward public disclosure and the inclusion of this information should not be regarded as an indication that any of ACS, Xerox or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. None of ACS, Xerox or their respective affiliates assumes any responsibility for the accuracy of this information.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made by the management of ACS with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to ACS’s business, all of which are difficult to predict and many of which are beyond ACS’s control. As a result, there can be no assurance that the unaudited prospective financial information will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. ACS stockholders and Xerox stockholders are urged to review ACS’s most recent SEC filings for a description of risk factors with respect to ACS’s business. See “Special Note Concerning Forward-Looking Statements” beginning on page 51 and “Where You Can Find More Information” beginning on page 181. The unaudited prospective financial information was not prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither ACS’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for the unaudited prospective financial information. Furthermore, the unaudited prospective financial information does not take into account any circumstance or event occurring after the date it was prepared.

The following table presents summary selected unaudited prospective financial information for the fiscal years ending 2010 through 2014, which is referred to in this joint proxy statement/prospectus (including in “— Opinion of Financial Advisor to the Strategic Transaction Committee” beginning on page 89) as the ACS management projections:

	ACS Management Projections (in millions, except per share amounts)

	2010	2011	2012	2013	2014
Revenue	$6,999	$7,496	$8,065	$8,700	$9,392
Net Income	$397	$463	$542	$630	$728
GAAP EPS	$4.00	$4.63	$5.34	$6.12	$7.06

No assurances can be given that these assumptions will accurately reflect future conditions. In addition, although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by ACS’s management that ACS’s management believed were reasonable at the time the unaudited prospective financial information was prepared. The above unaudited prospective financial information does not give effect to the merger. ACS stockholders and Xerox stockholders are urged to review ACS’s most recent SEC filings for a description of ACS’s reported results of operations, financial condition and capital resources during 2009.

Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by ACS, Xerox, or any other person to any stockholder of ACS or any stockholder of Xerox regarding the ultimate performance of ACS compared to the information included in the above prospective financial information. The inclusion of unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events nor construed as financial guidance, and they should not be relied on as such.

ACS DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Recommendation of the Xerox Board of Directors; Xerox’s Reasons for the Merger

At a meeting held on September 27, 2009, the Xerox board of directors unanimously approved the merger agreement and the merger and determined that the merger agreement and the merger are advisable and in the best interests of Xerox and its stockholders. ACCORDINGLY, THE XEROX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT XEROX STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ISSUE SHARES OF XEROX COMMON STOCK REQUIRED TO BE ISSUED TO ACS STOCKHOLDERS PURSUANT TO THE MERGER AGREEMENT. In the course of reaching its recommendation, the Xerox board of directors consulted with senior management and Xerox’s legal and financial advisors and considered various factors, including those listed below.

The Xerox board of directors considered the following positive factors relating to the merger:

•

the belief that the combination of Xerox and ACS will meaningfully deliver Xerox’s strategic priorities in a single transaction and better enable Xerox to respond to both key opportunities in the services business and global growth markets and key challenges in the hardware business, such as increased competition and diminishing returns;

•

the expectation that the combination of Xerox’s strengths in document technology and ACS’s expertise in process management will create a global enterprise that can provide an expanded combination of products and support services for its customers;

•	the fact that Xerox will obtain immediate scale and capacity in business process outsourcing (BPO) services;

•	the expectation that the merger will provide Xerox with increased ability to aggressively capture global BPO growth opportunities through combined scale, scope, brand and reach;

•	the potential for significant revenue synergy opportunities through the use of each parties’ corporate relationships and customer base;

•	the potential to scale ACS services through the use of Xerox’s brand name;

•

the significant potential for cost savings, and resulting increase in earnings and cash flow, through consolidated corporate governance; reduced public company costs, reduced labor, shared BPO platform costs and improved logistics and infrastructure;

•	the fact that ACS’s senior management entered into retention agreements with Xerox to continue as employees of Xerox post-merger;

•	the expectation that the merger will enhance Xerox’s strategic posture in the market and position Xerox for long-term growth, accelerated margin expansion and earnings appreciation; and

•	the fact that the transaction is expected to be accretive as early as the first full calendar year on an adjusted earnings basis.

In reaching its determination to approve the merger agreement and the merger, the Xerox board of directors also considered the following factors:

•

the review and analysis of ACS’s financial condition, results of operations, business, reputation, risks and prospects, including the results of the business, financial, accounting and legal due diligence investigations of ACS;

•	current industry, economic and market conditions and trends, including ACS’s competitive position;

•

that, because the exchange ratio under the merger agreement is fixed (will not be adjusted for fluctuations in the market price of Xerox common stock or ACS common stock), the per share value of the merger consideration to be paid to ACS stockholders on completion of the merger could be significantly more or less than its implied value immediately prior to the announcement of the merger agreement;

•

the terms and conditions of the merger agreement, including the possible payment of a termination fee to ACS under certain circumstances and the restrictions on the ability of Xerox to entertain third party acquisition proposals, which the Xerox board of directors considered reasonable in light of the context of the entire transaction and commercial practice;

•

the fact that stockholder approval of the transaction would be required from both ACS and Xerox and that approximately 43.6% of the voting power of ACS common stock is subject to a voting agreement with Xerox; and

•

the analyses, presentations and respective oral opinions of Xerox’s financial advisors, Blackstone and J.P. Morgan, delivered on September 27, 2009, which opinions were confirmed by delivery of written opinions each dated as of that date to the Xerox board of directors, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in such opinions, the aggregate consideration to be paid by Xerox in the merger was fair, from a financial point of view, to Xerox. The written opinions of Blackstone and J.P. Morgan are attached as Annexes E and F to this joint proxy statement/prospectus, respectively, and discussed in detail under “— Opinions of Financial Advisors to Xerox” beginning on page 107.

The Xerox board of directors also considered a number of potentially negative factors in its deliberations considering the merger, including:

•

the possibility that the merger might not be completed as a result of the failure to obtain the required approval from ACS’s stockholders or Xerox’s stockholders, the failure by Xerox to obtain financing, or otherwise, and the effect the resulting termination of the merger agreement may have on the trading price of Xerox common stock and Xerox’s operating results;

•	the risk that additional debt incurred in connection with the merger could have a negative impact on Xerox’s ratings and operational flexibility;

•

the possible disruption to Xerox’s business that may result from the merger, including the resulting distraction of the attention of Xerox’s management, and the costs and expenses associated with completing the merger;

•	the risk that the potential benefits, synergies and cost savings sought in the merger will not be realized or will not be realized within the expected time period; and

•	the risks described in the section entitled “Risk Factors” beginning on page 27.

This discussion of the information and factors considered by the Xerox board of directors in making its decision is not intended to be exhaustive but includes all material factors considered by the Xerox board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Xerox board of directors did not find it useful and did not attempt to assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the merger agreement. In addition, individual members of the Xerox board of directors may have given differing weights to different factors.

The Xerox board of directors recognized that there can be no assurance about future results, including results expected or considered in the factors listed above. The Xerox board of directors concluded, however, that overall, the potential benefits of the mergers to Xerox and its stockholders outweighed the risks which are mentioned above.

This explanation of Xerox’s reasons for the merger and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described under “Special Note Concerning Forward-Looking Statements” beginning on page 51.

Opinions of Financial Advisors to Xerox

Xerox has retained Blackstone and J.P. Morgan as its financial advisors to advise the Xerox board of directors in connection with the merger. Blackstone and J.P. Morgan are collectively referred to herein as Xerox’s Financial Advisors.

On September 27, 2009, at a meeting of the Xerox board of directors held to evaluate the proposed merger, Xerox’s Financial Advisors delivered to the Xerox board of directors their respective oral opinions, which opinions were confirmed by delivery of written opinions each dated September 27, 2009, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in such opinions, the aggregate consideration to be paid by Xerox in the merger was fair, from a financial point of view, to Xerox.

The Blackstone opinion and the J.P. Morgan opinion, the full texts of which describe the assumptions made, procedures followed, matters considered and limitations on the review undertaken, are attached as Annexes E and F, respectively, to this joint proxy statement/prospectus. The summaries of the Blackstone opinion and J.P. Morgan opinion described below are qualified in their entirety by reference to the full texts of the opinions.

The Blackstone Opinion

Pursuant to an engagement letter dated August 23, 2009, Xerox retained Blackstone to act as its financial advisor for the purpose of rendering to the Xerox board of directors an opinion as to the fairness, from a financial point of view, of the aggregate consideration to be paid by Xerox in the merger. At the meeting of the Xerox board of directors on September 27, 2009, Blackstone rendered its oral opinion, subsequently confirmed in writing, to the Xerox board of directors to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in the Blackstone opinion, the aggregate consideration to be paid by Xerox in the merger was fair to Xerox from a financial point of view.

The full text of the written opinion of Blackstone, dated September 27, 2009, which sets forth the assumptions made, matters considered and limits on the review undertaken by Blackstone in rendering its opinion, is attached as Annex E to this joint proxy statement/prospectus. Xerox encourages its stockholders to read the opinion carefully in its entirety. The Blackstone opinion was limited to the fairness, from a financial point of view, of the aggregate consideration to be paid by Xerox in the merger, and Blackstone expressed no opinion as to the fairness of the merger to the holders of any class of securities, creditors or other constituencies of Xerox or as to the underlying decision by Xerox to engage in the merger. The Blackstone opinion does not constitute a recommendation to any shareholder as to how such holder should vote with respect to the merger or other matter, and should not be relied upon by any shareholder as such. The summary of the Blackstone opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex E to this joint proxy statement/prospectus.

In arriving at its opinion, Blackstone, among other things:

•	reviewed certain publicly available information concerning the business, financial condition, and operations of ACS and Xerox that Blackstone believed to be relevant to its inquiry;

•

reviewed certain internal information concerning the business, financial condition, and operations of ACS and Xerox prepared and furnished to Blackstone by the management of ACS and Xerox, respectively, that Blackstone believed to be relevant to its inquiry;

•	reviewed certain internal financial analyses, estimates and forecasts relating to ACS and Xerox prepared and furnished to Blackstone by the management of ACS and Xerox, respectively;

•

held discussions with members of senior management of ACS and Xerox concerning their respective evaluations of the merger and their businesses, operating and regulatory environments, financial conditions, prospects, and strategic objectives, as well as such other matters as Blackstone deemed necessary or appropriate for purposes of rendering its opinion;

•	reviewed the historical market prices and trading activity for the ACS Class A common stock and Xerox common stock;

•

compared certain publicly available financial and stock market data for ACS and Xerox with similar information for certain other publicly traded companies that Blackstone deemed to be relevant that it deemed to be generally comparable to the business of ACS and Xerox, respectively;

•

reviewed the publicly available financial terms of certain other business combinations in industries similar to those in which ACS participates and the consideration received for such companies that Blackstone believed to be generally relevant;

•

reviewed (i) a draft of the merger agreement dated September 27, 2009, (ii) a draft of the voting agreement dated September 27, 2009 and (iii) the terms and designations of the Xerox Convertible Preferred Stock as set forth in the draft of the certificate of amendment of the certificate of incorporation of Xerox dated September 27, 2009;

•

reviewed the potential pro forma impact of the merger on Xerox’s revenues, cash flows and earnings (both before and after giving effect to the amortization of intangibles expected to result from the merger); and

•	performed such other financial studies, analyses and investigations, and considered such other matters as Blackstone deemed necessary or appropriate for purposes of rendering its opinion.

In preparing its opinion, at Xerox’s direction, Blackstone relied without assuming responsibility or liability for independent verification upon the accuracy and completeness of all financial and other information that was available from public sources and all projections and other information provided to Blackstone by ACS and Xerox or otherwise discussed with or reviewed by or for Blackstone. Blackstone assumed with Xerox’s consent that the financial and other projections and pro forma financial information prepared by ACS and Xerox and the assumptions underlying those projections and such pro forma information, including the amounts and the timing of all financial and other performance data, had been reasonably prepared in accordance with industry practice and represented management’s best estimates and judgments as of the date of their preparation. Blackstone assumed at Xerox’s direction no responsibility for and expressed no opinion as to such analyses or forecasts or the assumptions on which they are based. Blackstone further relied with Xerox’s consent upon the assurances of the management of ACS and Xerox that they were not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.

In addition, at Xerox’s direction Blackstone also relied, without assuming responsibility or liability for independent verification, upon the views of the management of ACS and Xerox relating to the strategic, financial and operational benefits and operating cost savings (including the amount, timing and achievability thereof) anticipated to result from the combination of the operations of ACS and Xerox.

Blackstone was not asked to undertake, and did not undertake, an independent verification of any information, nor was Blackstone furnished with any such verification and Blackstone does not assume any responsibility or liability for the accuracy or completeness thereof. Blackstone did not conduct a physical inspection of any of the properties or assets of ACS or Xerox. Blackstone did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of ACS or Xerox, nor was Blackstone furnished with any such evaluations or appraisals, nor did Blackstone evaluate the solvency of ACS or Xerox under any state or federal laws.

Blackstone also assumed with Xerox’s consent that the final executed form of the merger agreement, the voting agreement and certificate of amendment to the certificate of incorporation of Xerox did not differ in any material respects from the drafts reviewed by Blackstone and that the completion of the merger will be effected in accordance with the terms and conditions of the merger agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on ACS or Xerox or the contemplated benefits of the merger. In addition, at Xerox’s direction, Blackstone assumed that the merger will qualify as a “reorganization” for U.S. federal income tax purposes and will have the tax consequences described in discussions with, and materials furnished to Blackstone by, representatives of Xerox. Blackstone is not a legal, tax or regulatory advisor and relied upon without independent verification the assessment of Xerox and its legal, tax and regulatory advisors with respect to such matters.

Blackstone did not consider the relative merits of the merger as compared to any other business plan, merger, acquisition or opportunity that might be available to Xerox or the effect of any other arrangement in which Xerox might engage. The Blackstone opinion is limited to the fairness, from a financial point of view, of the aggregate consideration to be paid by Xerox in the merger, and Blackstone expressed no opinion as to the fairness of the merger to the holders of any class of securities, creditors or other constituencies of Xerox or as to the underlying decision by Xerox to engage in the merger. The Blackstone opinion did not address any other aspect or implication of the merger, the merger agreement, or any other agreement or understanding entered into in connection with the merger or otherwise. Blackstone also expressed no opinion as to the fairness of the amount or nature of any compensation to any officers, directors or employees of any party to the merger, or any class of such persons, relative to the aggregate consideration to be paid by Xerox in the merger or with respect to the fairness of any such compensation.

The Blackstone opinion was necessarily based upon economic, market, monetary, regulatory and other conditions as they exist and can be evaluated, and the information made available to Blackstone, as of the date of the opinion. Furthermore, Blackstone did not express any opinion as to the impact of the merger on the solvency or viability of Xerox (after giving effect to the merger) or the ability of Xerox (after giving effect to the merger) to pay its obligations when they become due or as to the price at which Xerox common stock or ACS Class A common stock will trade at any future time.

The Blackstone opinion does not constitute a recommendation to any shareholder as to how such holder should vote with respect to the merger or other matter, and should not be relied upon by any shareholder as such. Blackstone assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion. The Blackstone opinion was approved by a fairness committee in accordance with established procedures.

As a part of its investment banking business, Blackstone and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Blackstone was selected as one of Xerox’s Financial Advisors with respect to the merger on the basis of Blackstone’s experience and its familiarity with Xerox and the industry in which Xerox operates.

Pursuant to the engagement letter dated August 23, 2009, Xerox has agreed to pay Blackstone a fee for its services in the amount of $20,000,000, of which $2,500,000 was paid upon delivery of the Blackstone opinion and the balance of which is payable contingent upon completion of the merger. In addition, Xerox agreed to reimburse Blackstone for out-of-pocket expenses and to indemnify Blackstone for certain liabilities arising out of the performance of such services (including the rendering of its opinion). In addition, Blackstone has performed other investment banking and financial advisory services for Xerox and ACS in the past for which Blackstone received customary compensation. In the ordinary course of Blackstone and its affiliates’ businesses, Blackstone and its affiliates may actively trade or hold the securities of ACS or Xerox or any of their affiliates for Blackstone’s or ACS’s or Xerox’s account or for others and, accordingly, may at any time hold a long or short position in such securities.

The J.P. Morgan Opinion

Pursuant to an engagement letter dated August 25, 2009, Xerox retained J.P. Morgan to act as its financial advisor for the purpose of rendering to the Xerox board of directors an opinion as to the fairness, from a financial point of view, of the aggregate consideration to be paid by Xerox in the merger. At the meeting of the Xerox board of directors on September 27, 2009, J.P. Morgan rendered its oral opinion, subsequently confirmed in writing, to the Xerox board of directors to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations set forth in the J.P. Morgan opinion, the aggregate consideration to be paid by Xerox in the merger was fair, from a financial point of view, to Xerox.

The full text of the written opinion of J.P. Morgan, dated September 27, 2009, which sets forth the assumptions made, matters considered and limits on the review undertaken by J.P. Morgan in rendering its opinion, is attached as Annex F to this joint proxy statement/prospectus. Xerox encourages its stockholders to read the opinion carefully in its entirety. The J.P. Morgan opinion was limited to the fairness, from a financial point of view, of the aggregate consideration to be paid by Xerox in the merger, and J.P. Morgan expressed no opinion as to the fairness of the merger to the holders of any class of securities, creditors or other constituencies of Xerox or as to the underlying decision by Xerox to engage in the merger. The J.P. Morgan opinion does not constitute a recommendation to any shareholder of Xerox as to how such shareholder should vote with respect to the merger or any other matter. The summary of the J.P. Morgan opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex F to this joint proxy statement/prospectus.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed drafts dated September 27, 2009 of the merger agreement and the voting agreement;

•

reviewed the terms and designations of the Xerox Convertible Preferred Stock as set forth in the draft dated September 27, 2009 of the certificate of amendment of the certificate of incorporation of Xerox;

•	reviewed certain publicly available business and financial information concerning ACS and Xerox and the industries in which they operate;

•

compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•

compared the financial and operating performance of ACS and Xerox with publicly available information concerning certain other companies that J.P. Morgan deemed relevant and reviewed the current and historical market prices of ACS Class A common stock and Xerox common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of ACS and Xerox relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger, which we refer to in this proxy statement/prospectus as the “Synergies”; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of this opinion.

J.P. Morgan also held discussions with certain members of the management of ACS and Xerox with respect to certain aspects of the merger, and the past and current business operations of ACS and Xerox, the financial condition and future prospects and operations of ACS and Xerox, the effects of the merger on the financial condition and future prospects of Xerox, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by ACS and Xerox or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor does J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of ACS or Xerox under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of ACS and Xerox to which those analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the merger and the other transactions contemplated by the merger agreement will qualify as a “reorganization” for U.S. federal income tax purposes and will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of Xerox, and will be completed as described in the merger agreement, and that the definitive merger agreement, voting agreement and certificate of amendment to the certificate of incorporation of Xerox would not differ in any material respects from the drafts of such documents furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Xerox and ACS in the merger agreement and the related agreements will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and has relied on the assessments made by advisors to Xerox with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the completion of the merger will be obtained without any adverse effect on ACS or Xerox or on the contemplated benefits of the merger.

The J.P. Morgan opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of its opinion. Subsequent developments may affect the J.P. Morgan opinion and J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. The J.P. Morgan opinion was limited to the fairness, from a financial point of view, of the aggregate consideration to be paid by Xerox in the merger and J.P. Morgan expressed no opinion as to the fairness of the merger to the holders of any class of securities, creditors or other constituencies of Xerox or as to the underlying decision by Xerox to engage in the merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons relative to the aggregate consideration to be paid by Xerox in the merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Xerox common stock or ACS Class A common stock will trade at any future time.

The issuance of the J.P. Morgan opinion was approved by a fairness opinion committee of J.P. Morgan. The J.P. Morgan opinion letter was provided to the Xerox board of directors in connection with and for the purposes of its evaluation of the merger. The J.P. Morgan opinion does not constitute a recommendation to any shareholder of Xerox as to how such shareholder should vote with respect to the merger or any other matter.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.P. Morgan was selected as one of Xerox’s Financial Advisors with respect to the merger on the basis of J.P. Morgan’s experience and its familiarity with Xerox and the industry in which Xerox operates.

Pursuant to the engagement letter dated August 25, 2009, Xerox has agreed to pay J.P. Morgan a fee for its services in the amount of $20,000,000, of which $2,500,000 was paid upon delivery of the J.P. Morgan opinion and the balance of which is payable contingent upon completion of the merger. In addition, Xerox has agreed to indemnify J.P. Morgan for certain liabilities arising out of its engagement. During the two years preceding the date of this letter, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Xerox for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner on two offerings of debt securities of Xerox in April 2008 and May 2009, respectively. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Xerox, for which it receives customary compensation or other financial benefits. J.P. Morgan anticipates that it and its affiliates will arrange and/or provide financing to Xerox in connection with the merger, as more fully described under the section entitled “Description of Debt Financing” beginning on page 162, for which it will receive customary compensation. During the two years preceding delivery of the opinion, neither J.P. Morgan nor its affiliates have had any other significant financial advisory or other significant commercial or investment banking relationships with ACS. In the ordinary course of its businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Xerox or ACS for its own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

The type and amount of consideration payable in the merger was determined through negotiations between Xerox, ACS and, with respect to the Class B merger consideration, Mr. Deason, and the decision to enter into the merger was solely that of the Xerox board of directors. The Blackstone and J.P. Morgan opinions were only two of many factors considered by the Xerox board of directors in its evaluation of the merger and the opinions should not be viewed as determinative of the views of the Xerox board of directors or management with respect to the merger or the merger consideration.

In accordance with customary investment banking practice, Xerox’s Financial Advisors employed generally accepted valuation methods in reaching their respective opinions. The following is a summary of the material financial analyses contained in the joint presentation that was made by Xerox’s Financial Advisors to the Xerox board of directors on September 27, 2009 and that were utilized by Xerox’s Financial Advisors in connection with providing their respective opinions. The financial analyses summarized below include information presented in tabular format. In order to fully understand Xerox’s Financial Advisors’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Xerox’s Financial Advisors’ financial analyses. All market data used by Xerox’s Financial Advisors in their analyses was as of September 25, 2009.

Transaction Overview

Based upon the closing price per share of Xerox common stock of $9.02 on September 25, 2009, which was the last trading day prior to the public announcement of the merger, the exchange ratio of 4.935 shares of Xerox common stock per share of ACS common stock, and the cash consideration of $18.60 per share of ACS common stock, Xerox’s Financial Advisors noted that the implied aggregate value of the consideration to be paid by Xerox in the merger as of September 25, 2009 was approximately $6.7 billion, or approximately $63.11 per share of ACS common stock plus an additional $300 million aggregate face amount of Xerox Convertible Preferred Stock for all ACS Class B common stock.

ACS Analyses

Historical Share Price Analysis. Xerox’s Financial Advisors noted that the low and high closing prices per share of ACS Class A common stock during the 52-week period ending on September 25, 2009 were approximately $34.84 and $52.30, compared to the closing price per share of ACS Class A common stock of $47.25 on September 25, 2009.

Selected Companies Analysis. Using publicly available information and information provided by ACS management, Xerox’s Financial Advisors compared selected financial data of ACS with the corresponding data for the following publicly traded companies:

•	Accenture plc

•	Automatic Data Processing, Inc.

•	Capita Group PLC

•	Convergys Corporation

•	CGI Group Inc.

•	DST Systems Inc.

•	Exlservice Holdings, Inc.

•	Genpact Ltd.

•	Hewitt Associates Inc.

•	Maximus, Inc.

•	Perot Systems Corp.

•	Pitney Bowes Inc.

•	WNS (Holdings) Ltd.

•	Xchanging UK Ltd.

In their analysis, Xerox’s Financial Advisors derived and compared multiples for ACS and the selected companies, calculated as follows:

•	the firm value as a multiple of estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar year 2010, which is referred to below as “2010E FV/EBITDA”;

•	the price per share divided by estimated earnings per share, or EPS, for calendar year 2010, which is referred to below as “2010E P/E”; and

•

the price per share divided by estimated cash EPS, calculated as EPS adjusted to add back the expense associated with stock based compensation expense, for calendar year 2010, which is referred to below as “2010E Cash P/E.”

This analysis indicated the following:

Selected Comparable Companies:

Benchmark	High	Low	Median
2010E FV/EBITDA	11.2x	4.8x	7.3x
2010E P/E	24.9x	9.0x	12.6x
2010E Cash P/E	17.5x	9.0x	13.4x

Using a reference range of 5.0x to 7.0x ACS’s 2010E FV/EBITDA, 11.0x to 16.5x ACS’s 2010E P/E and 10.5x to 15.0x ACS’s 2010E Cash P/E, Xerox’s Financial Advisors determined a range of implied equity values. This analysis indicated a range of implied values per share of ACS common stock of approximately $49.32 to $71.55 using ACS’s 2010E FV/EBITDA, $48.47 to $72.70 using ACS’s 2010E P/E, and $48.32 to $69.02 using ACS’s 2010E Cash P/E.

It should be noted that no company utilized in the analysis above is identical to ACS.

Selected Transactions Analysis. Using publicly available information, Xerox’s Financial Advisors reviewed the following transactions involving companies in the information technology services, transaction processing and business process outsourcing industries. The transactions considered and the month and year each transaction was announced were as follows:

Acquiror	Target	Date Announced
Dell Inc.	Perot Systems Corp.	September 2009

Fidelity National Information Services Inc.	Metavante Technologies, Inc.	March 2009

HCL Technologies Ltd.	HCL Axon	September 2008

Serco	SI International	August 2008

BAE Systems plc	Detica Group plc	July 2008

Hewlett-Packard Company	Electronic Data Systems, LLC	May 2008

Royal KPN NV	Getronics NV	July 2007

Group Steria SCA	Xansa plc	July 2007

Thomas H. Lee Partners, L.P. and Fidelity National Financial, Inc.	Ceridian Corporation	May 2007

Computer Sciences Corporation	CSC Covansys Corporation	April 2007

Caritor, Inc.	Keane Inc.	February 2007

McKesson Corp.	Per-Se Technologies Inc.	November 2006

Cap Gemini S.A.	Kanbay International Inc.	October 2006

Logica PLC	WM-Data AB	August 2006

Wipro Technologies Ltd.	Infocrossing, Inc.	August 2006

One Equity Partners LLC	NCO Group Inc.	May 2006

Thomas H. Lee Partners, L.P. and Quadrangle Capital Partners	West Corporation	May 2006

In their analysis, Xerox’s Financial Advisors reviewed the transaction enterprise value as a multiple of the target company’s latest twelve months, or LTM EBITDA, immediately preceding announcement of the transaction, which is referred to below as “Firm Value/LTM EBITDA.”

This analysis indicated the following:

Benchmark	High	Low	Mean	Median
Firm Value/LTM EBITDA	20.6x	5.7x	12.6x	12.2x

Using a reference range of 7.0x to 14.0x ACS’s LTM EBITDA, Xerox’s Financial Advisors determined a range of implied equity values. This analysis indicated a range of implied values per share of ACS common stock of approximately $63.25 to $132.76.

It should be noted that no company utilized in the analysis above is identical to ACS and no transaction is identical to the merger.

Discounted Cash Flow Analysis. Xerox’s Financial Advisors conducted a discounted cash flow analysis for the purpose of determining the implied equity value per share for ACS common stock on a standalone basis, based on financial forecasts prepared by ACS management for the fiscal years 2010 through 2014 as well as an extrapolation of such forecasts prepared by Xerox management through calendar year 2019. Xerox’s Financial Advisors calculated the unlevered free cash flows that ACS is expected to generate and then calculated an implied range of terminal values for ACS using a range of perpetuity growth rates for free cash flows from 1.5% to 2.5%. The unlevered free cash flows and the range of terminal values were then discounted to present value using a range of discount rates from 8.0% to 9.0%. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for ACS’s projected cash and total debt balances as of December 31, 2009. This analysis indicated a range of implied values per share of ACS common stock of approximately $84.47 to $112.47.

Xerox Analyses

Historical Share Price Analysis. Xerox’s Financial Advisors noted that the low and high trading prices per share of Xerox common stock during the 52-week period ending on September 25, 2009 were approximately $4.12 and $12.40, compared to the closing price per share of Xerox common stock of $9.02 on September 25, 2009.

Selected Companies Analysis. Using publicly available information and information provided by Xerox management, Xerox’s Financial Advisors compared selected financial data of Xerox with a composite index consisting of the following publicly traded companies:

•	Canon Inc.

•	Cisco Systems Inc.

•	Dell Inc.

•	Eastman Kodak Co.

•	EMC Corporation

•	Hewlett-Packard Company

•	International Business Machines Corp.

•	Iron Mountain Inc.

•	Lexmark International Inc.

•	Oce N.V.

•	Pitney Bowes Inc.

•	Ricoh Company, Ltd.

In their analysis, Xerox’s Financial Advisors derived and compared multiples for Xerox and the selected companies, calculated as follows:

•	the firm value as a multiple of EBITDA for calendar year 2010, which is referred to below as “2010E FV/EBITDA”;

•	the price per share divided by estimated EPS for calendar year 2010, which is referred to below as “2010E P/E”; and

•

the price per share divided by estimated cash EPS, calculated as EPS adjusted to add back the expenses associated with stock based compensation expense and amortization of acquired intangibles, for calendar year 2010, which is referred to below as “2010E Cash P/E.

This analysis indicated the following:

Selected Comparable Companies

Benchmark	High	Low	Median	Mean
2010E FV/EBITDA	10.4x	4.0x	6.9x	7.0x
2010E P/E	28.9x	10.2x	12.3x	16.1x
2010E Cash P/E	27.3x	10.2x	12.1x	16.0x

Using a reference range of 6.0x to 8.5x Xerox’s 2010E FV/EBITDA, 12.0x to 14.0x Xerox’s 2010E P/E and 11.0x to 13.0x Xerox’s 2010E Cash P/E, Xerox’s Financial Advisors determined a range of implied enterprise values for ACS, which were then adjusted for ACS’s projected cash and total debt balances as of December 31, 2009 to determine a range of implied equity values. This analysis indicated a range of implied values per share of Xerox common stock of approximately $6.05 to $11.28 using Xerox’s 2010E FV/EBITDA, $8.95 to $10.44 using Xerox’s 2010E P/E, and $9.43 to $11.14 using Xerox’s 2010E Cash P/E.

It should be noted that no company utilized in the analysis above is identical to Xerox.

Discounted Cash Flow Analysis. Xerox’s Financial Advisors conducted a discounted cash flow analysis for the purpose of determining the implied fully diluted equity value per share for Xerox common stock on a standalone basis without giving effect to the proposed merger or any potential synergies, based on financial forecasts prepared by Xerox management for the fiscal years 2009 through 2019.

Xerox’s Financial Advisors calculated the unlevered free cash flows that Xerox is expected to generate and then calculated an implied range of terminal values for Xerox using a range of perpetuity growth rates for free cash flows from 0.0% to 2.0%. The unlevered free cash flows and the range of terminal values were then discounted to present value using a range of discount rates from 9.0% to 10.5%. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for Xerox’s cash and total debt as of December 31, 2009. This analysis indicated a range of implied values per share of Xerox common stock of approximately $8.51 to $13.50.

Relative Valuation Analysis

Based upon the implied valuations for each of ACS and Xerox derived as described above under “ACS Analyses — Selected Companies Analysis,” “ACS Analyses — Discounted Cash Flow Analysis,” “Xerox Analyses — Selected Companies Analysis” and “Xerox Analyses — Discounted Cash Flow Analysis,” Xerox’s Financial Advisors calculated a range of implied exchange ratios of a share ACS common stock to a share of Xerox common stock, and then compared that range of implied exchange ratios to the exchange ratio in the merger of 4.935 shares of Xerox common stock per share of ACS common stock.

For each of the analyses referred to above, Xerox’s Financial Advisors calculated the ratio implied by dividing the low end of each implied equity value of ACS, less the aggregate amount of cash to be paid in the merger and the estimated market value of the Xerox Preferred Stock, by the high end of each implied equity value of Xerox. Xerox’s Financial Advisors also calculated the ratio implied by dividing the high end of each implied equity value of ACS, less the aggregate amount of cash to be paid in the merger and the estimated market value of the Xerox Preferred Stock, by the low end of each implied equity value of Xerox.

This analysis indicated the following implied exchange ratios (rounded to the nearest thousand), compared in each case to the exchange ratio in the merger of 4.935 shares of Xerox common stock per share of ACS common stock:

Comparison	Range of Implied Exchange Ratios
Selected Companies Analysis
2010E FV/EBITDA	2.415x – 8.199x
2010E P/E	2.528x – 5.676x
2010E Cash P/E	2.354x – 4.993x
Discounted Cash Flow Analysis	4.636x – 10.659x

Pro Forma Analysis

Xerox’s Financial Advisors analyzed the potential pro forma impact of the merger on Xerox’s estimated EPS for fiscal years 2010 and 2011 both on a GAAP basis, referred to below as “GAAP EPS Accretion / (Dilution),” and on an adjusted basis, referred to below as “Adjusted EPS Accretion / (Dilution),” which excludes the estimated impact of the amortization of acquired intangibles and estimated restructuring costs associated with the merger, in each case under the following alternative scenarios: (i) 50% of expected synergies realized, (ii) 75% of expected synergies realized, and (iii) 100% of expected synergies realized. In this analysis, fiscal year 2010 and 2011 earnings estimates for Xerox were based on earnings estimates prepared by Xerox management, and earnings estimates for Affiliated Computer Services for the same period were based on those prepared by Affiliated Computer Services management. In addition, the expected synergies were based on estimates prepared by Xerox management assuming a base case for expected cost savings and revenue synergies, as well as an upside case for expected cost savings and revenue synergies. For purposes of this analysis, the earnings estimates assumed that the merger would close on December 31, 2009. This analysis indicated the following:

	Base Case (Cost Savings and Revenue Synergies)
	50% Synergies	75% Synergies	100% Synergies
2010 GAAP EPS Accretion / (Dilution) %	(20.3)%	(18.7)%	(17.1)%
2011 GAAP EPS Accretion / (Dilution) %	(18.4)%	(15.7)%	(13.0)%
2010 Adjusted EPS Accretion / (Dilution) %	0.5%	2.1%	3.7%
2011 Adjusted EPS Accretion / (Dilution) %	(1.8)%	1.1%	4.1%

	Upside Case (Cost Savings and Revenue Synergies)
	50% Synergies	75% Synergies	100% Synergies
2010 GAAP EPS Accretion / (Dilution) %	(18.9)%	(16.6)%	(14.3)%
2011 GAAP EPS Accretion / (Dilution) %	(16.1)%	(12.2)%	(8.3)%
2010 Adjusted EPS Accretion / (Dilution) %	2.1%	4.6%	7.0%
2011 Adjusted EPS Accretion / (Dilution) %	0.9%	5.2%	9.5%

Miscellaneous

The summary set forth above does not purport to be a complete description of the analyses or data utilized by Xerox’s Financial Advisors. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Xerox’s Financial Advisors believe that the summary set forth above and their analyses must be considered as a whole and that selecting portions thereof, without considering all of their analyses, could create an incomplete view of the processes underlying their analyses and respective opinions. Accordingly, the conclusions reached by Xerox’s Financial Advisors are based on all analyses and factors taken as a whole and also on the application of Xerox’s Financial Advisors own experience and judgment. The other principal assumptions upon which Xerox’s Financial Advisors based their analyses are set forth above under the description of each analysis. Xerox’s Financial Advisors’ analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, Xerox’s Financial Advisors’ analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

Xerox Unaudited Prospective Financial Information

Xerox does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the review of the merger, Xerox management prepared unaudited prospective financial information on a stand-alone, pre-merger basis. Xerox is electing to provide the unaudited prospective financial information in this joint proxy statement/prospectus to provide the stockholders of Xerox and ACS access to certain non-public unaudited prospective financial information that was made available to the Xerox board of directors, the ACS board of directors, the Strategic Transaction Committee and ACS’s and Xerox’s financial advisors in connection with the merger. The unaudited prospective financial information was not prepared with a view toward public disclosure and the inclusion of this information should not be regarded as an indication that any of Xerox, ACS or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. None of Xerox, ACS or their respective affiliates assumes any responsibility for the accuracy of this information.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made by the management of Xerox with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to Xerox’s business, all of which are difficult to predict and many of which are beyond Xerox’s control. As a result, there can be no assurance that the unaudited prospective financial information will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Xerox stockholders and ACS stockholders are urged to review Xerox’s most recent SEC filings for a description of risk factors with respect to Xerox’s business. See “Special Note Concerning Forward-Looking Statements” beginning on page 51 and “Where You Can Find More Information” beginning on page 181. The unaudited prospective financial information was not prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Xerox’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for the unaudited prospective financial information. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

The following table presents summary selected unaudited prospective financial information as of September 2009 for the fiscal years ending 2009 through 2014, which is referred to in this joint proxy statement/prospectus (including in “— Opinions of Financial Advisors to Xerox” beginning on page 107) as the Xerox management projections:

	Xerox Management Projections (in millions, except per share amounts)
	2009	2010	2011	2012	2013	2014
Revenue	$14,870	$15,050	$15,480	$15,995	$16,625	$17,345
Net Income	$470	$660	$770	$850	$960	$1,065
GAAP EPS	$0.55	$0.75	$0.85	$1.00	$1.25	$1.50

No assurances can be given that these assumptions will accurately reflect future conditions. In addition, although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by Xerox’s management that Xerox’s management believed were reasonable at the time the unaudited prospective financial information was prepared. The above unaudited prospective financial information does not give effect to the merger. Xerox stockholders and ACS stockholders are urged to review Xerox’s most recent SEC filings for a description of Xerox’s reported results of operations, financial condition and capital resources during 2009.

Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by Xerox, ACS, or any other person to any stockholder of Xerox or any stockholder of ACS regarding the ultimate performance of Xerox compared to the information included in the above prospective financial information. The inclusion of unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events nor construed as financial guidance, and they should not be relied on as such.

XEROX DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Interests of ACS’s Directors and Executive Officers in the Transaction

In considering the recommendation of the ACS board of directors that you vote to adopt the merger agreement, you should be aware that aside from their interests as ACS stockholders, ACS’s directors and executive officers have financial interests in the merger that are different from those of other ACS stockholders. The members of the ACS board of directors and the Strategic Transaction Committee were aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the stockholders that the merger agreement be adopted.

As described in more detail below, these interests include:

•	Mr. Deason’s receipt of the Convertible Preferred Stock Consideration (as defined below);

•	Mr. Deason’s receipt of certain payments and benefits under the Deason Employment Separation Agreement and the Existing Deason Employment Agreement (each as defined below);

•	Mr. Deason’s receipt of benefits under the Stockholder Party Agreement (as defined below);

•	ACS’s executive officers receipt of certain benefits under the Executive Agreements (as defined below) and their becoming officers or employees of Xerox after the transaction;

•	Accelerated vesting of certain stock options held by ACS’s directors and executive officers; and

•

Xerox’s agreement to indemnify each present and former ACS director and officer against liabilities arising out of that person’s services as a director or officer, and to maintain directors and officers liability insurance for a period of six years after the completion of the merger to cover ACS’s directors and officers, subject to certain limitations.

Mr. Deason’s Interests in the Transaction

The Convertible Preferred Stock Consideration. As additional consideration for each of his shares of ACS Class B common stock, Mr. Deason will receive a fraction of a share of Xerox Convertible Preferred Stock equal to (x) 300,000 divided by (y) the number of shares of Class B common stock of ACS issued and outstanding as of the completion of the merger, which we refer to in this joint proxy statement/prospectus as the “Convertible

Preferred Stock Consideration.” Each share of Xerox Convertible Preferred Stock is anticipated to carry an annual cumulative dividend of 8% (subject to increase in specified circumstances on the date of issuance) on its $1,000 liquidation value. Additionally, each share of Xerox Convertible Preferred Stock may be converted at any time, at the option of the holder, into 89.8876 shares of Xerox common stock (which reflects an initial conversion price of approximately $11.125 per share of Xerox common stock, which is a 25% premium over $8.90 (which was the average closing price of the Xerox common stock over the 7-trading day period ended on September 14, 2009 and the number we used for calculating the exchange ratio in the merger agreement)), subject to customary anti-dilution adjustments. On or after the fifth anniversary of the issue date, Xerox will have the right, at its option, to cause, under certain circumstances, any or all of the Xerox Convertible Preferred Stock to be converted into shares of Xerox common stock at the then applicable conversion rate. As of the close of business on the ACS record date, there were 6,599,372 shares of ACS Class B common stock outstanding. Immediately upon completion of the merger, Mr. Deason will hold approximately 3.2% of the outstanding Xerox common stock. Upon conversion of all of the shares of Xerox Convertible Preferred Stock, Mr. Deason would own an additional approximately 1.9% of the outstanding Xerox common stock.

The Deason Employment Separation Agreement. On August 6, 1997, in connection with a transaction between ACS and Computer DataSystems, Inc. pursuant to which Mr. Deason’s voting power would decrease from approximately 68% to 46%, and following the review and approval by ACS’s board, ACS entered into a severance agreement with Mr. Deason, which we refer to in this joint proxy statement/prospectus as the “1997 Severance Agreement.” On February 16, 1999, the 1997 Severance Agreement was replaced by an employment agreement, which we refer to in this joint proxy statement/prospectus as the “1999 Deason Employment Agreement,” which was approved by ACS’s board. The 1999 Deason Employment Agreement provided that Mr. Deason would serve as Chairman of the board for a five-year term, which five-year term was automatically extended every year unless the board of directors unanimously voted otherwise. Accordingly, upon a change of control, Mr. Deason would continue to serve as chairman of the resulting entity for no less than five years. The 1999 Deason Employment Agreement also gave Mr. Deason sole authority over (i) certain corporate governance rights and (ii) certain acquisitions and expenditures. In December 2007, at the request of ACS’s board of directors to enhance ACS’s corporate governance practices, Mr. Deason agreed (i) to limit the voting power of his then outstanding shares of ACS common stock to 45% and (ii) to relinquish his sole authority to (A) select and appoint certain executive officers, including the chief executive officer and chief financial officer, (B) recommend directors for election to, or removal from, the board of directors and (C) recommend to the compensation committee of the board of directors, salary, bonus, stock option and other compensation matters for certain executive officers. In December 2008, Mr. Deason’s employment agreement was further amended to satisfy the requirements of Section 409A (which agreement, as amended to the date of the merger agreement, we refer to in this joint proxy statement/prospectus as the “Existing Deason Employment Agreement”).

In connection with the merger, ACS, Xerox and Mr. Deason entered into a separation agreement, which we refer to in this joint proxy statement/prospectus as the “Deason Employment Separation Agreement,” modifying the terms of the Existing Deason Employment Agreement. The Deason Employment Separation Agreement generally preserves Mr. Deason’s rights under the Existing Deason Employment Agreement, which will have no further force and effect upon the completion of the merger; provided, that, Mr. Deason has agreed to resign as Chairman of ACS upon completion of the merger, relinquishing his right to continue as chairman of the surviving entity of the merger for the ensuing five-year period. The Deason Employment Separation Agreement becomes effective upon completion of the merger and provides that until May 18, 2014, Mr. Deason will receive (i) base salary and annual bonus continuation payments, at his current annual rate of base salary and at his current target annual bonus, (ii) health and welfare benefits (subject to earlier cessation of such health and welfare benefits if Mr. Deason becomes employed by a new employer in certain circumstances), (iii) outplacement counseling, (iv) home office support and (v) subject to certain limitations, his current perquisites and fringe benefits. The Deason Employment Separation Agreement retains Mr. Deason’s right to a golden parachute excise tax gross-up payment (which he is already entitled to receive pursuant to the Existing Deason Employment Agreement).

In addition, Mr. Deason will be entitled to continued directors and officers liability insurance through May 18, 2014 (and throughout the period of any applicable statute of limitation), payment of any unpaid compensation previously earned by Mr. Deason, additional service and age credits through May 18, 2014 for purposes of determining eligibility under ACS’s post-retirement welfare benefits, to be reimbursed for any incremental taxation he incurs on such entitlements by virtue of no longer being an employee, and tax gross-up payments for any golden parachute excise taxes incurred by him pursuant to Section 4999 of the Code. Assuming the merger is completed on December 31, 2009 and Mr. Deason resigns immediately thereafter, over the duration of the agreement, the aggregate estimated value of Mr. Deason’s base salary, annual bonus continuation payments, health and welfare benefits, the continuation of his current perquisites and fringe benefits, his directors and officers liability insurance, additional age and service credits for purposes of eligibility for post-retirement welfare benefits and reimbursement for incremental taxation on such entitlements (excluding any tax gross-up payments for any golden parachute excise taxes incurred by him pursuant to Section 4999 of the Code) is $41,399,842. Pursuant to the Deason Employment Separation Agreement, Mr. Deason is subject to a confidentiality covenant until the second anniversary of the completion of the merger. Also, pursuant to the Existing Deason Employment Agreement, Mr. Deason became entitled to, and was subsequently paid, a change of control payment of $11,043,867 as well as payment of all amounts earned but unpaid to him and of all compensation previously deferred but not yet paid to him upon the approval of the merger by the ACS board of directors. Upon completion of the merger, a portion of such payment may be characterized as an “excess parachute payment” subject to excise taxes under Section 4999 of the Code. The Deason Employment Separation Agreement will entitle Mr. Deason to a gross-up payment with respect to such taxes, as described above, which he is currently entitled to receive pursuant to the Existing Deason Employment Agreement. In connection with the payments made to him under the Existing Deason Employment Agreement and the Deason Employment Separation Agreement, Mr. Deason is expected to be entitled to a gross-up payment of approximately $17,458,854.

The Stockholder Party Agreement. In connection with the merger, Mr. Deason and Xerox also entered into the Stockholder Party Agreement, dated September 27, 2009, which we refer to in this joint proxy statement/prospectus as the “Stockholder Party Agreement.” Pursuant to the Stockholder Party Agreement, Xerox and Mr. Deason have agreed to share equally certain tax liabilities and tax benefits, if any, that may arise from the merger related to Mr. Deason. In addition, Xerox has agreed to indemnify Mr. Deason for certain costs and expenses incurred in connection with administering certain tax matters related to the merger.

Senior Executive Agreements

ACS and Xerox entered into Senior Executive Agreements, dated September 27, 2009 (which we refer to in this joint proxy statement/prospectus as the “Executive Agreements”), with each of Lynn Blodgett, Kevin Kyser, John Rexford, Tom Burlin, Tom Blodgett, David Amoriell, Joseph Doherty, Connie Harvey, Derrell James, Tas Panos, Ann Vezina and Lora Villarreal. Pursuant to these Executive Agreements, each executive officer will, for three years following completion of the merger, have such title, duties and responsibilities as such executive officer had on the date of execution of the Executive Agreements, and the executive officer’s primary place of employment will be within a reasonable commuting distance of the location of the executive officer’s primary place of employment as of September 27, 2009 (except that Lynn Blodgett’s primary place of employment will be in the greater Salt Lake City metropolitan area). The Executive Agreements also provide for the executive officer’s base salary and target bonus opportunity, health and welfare benefits during continued employment through the end of 2012 (and continued health and welfare benefits coverage through the earlier of the third anniversary of the merger or the date the executive officer becomes employed by a new employer, in the event of a termination of employment without “cause” or for “good reason” (as such terms are defined in the applicable Executive Agreement) prior to the third anniversary of the merger), participation in Xerox’s equity incentive plans during continued employment, outplacement services for one year in the event of termination of employment without cause or for good reason prior to the third anniversary of the merger, continued directors and officers liability insurance until the fifth anniversary of the merger and a golden parachute excise tax gross-up payment (which each executive officer is already entitled to receive pursuant to his or her employment agreement or change of control agreement with ACS). Further, following the third anniversary of the completion of the merger, the executive officer will become eligible to participate in Xerox’s severance plans.

The Executive Agreements provide that the executive officer will be eligible to receive aggregate merger cash payments generally equal to the payments each executive officer would have otherwise been entitled to receive immediately upon the completion of the merger under his or her prior change of control agreement with ACS (or in the case of Lynn Blodgett, under his prior employment agreement with ACS). In consideration for the compensation and benefits specified in the Executive Agreements, each executive officer agreed to delay receipt of these payments and condition the payments on additional restrictions related to continued employment and further agreed that his or her prior change of control agreement with ACS (or in the case of Lynn Blodgett, his prior employment agreement with ACS) would have no further force and effect upon the completion of the merger. The merger cash payments were generally calculated to equal the sum of (i) three times the sum of the executive officer’s base salary as of the date of the merger agreement and actual bonus for the 2009 fiscal year (which we refer to in this joint proxy statement/prospectus as the “Prior Compensation Payment”), plus (ii) an amount equal to a pro-rata portion of the executive officer’s target annual bonus, based upon the percentage of the fiscal year that has expired as of the date the merger is completed (which we refer to in this joint proxy statement/prospectus as the “Pro-Rata Bonus Component”). Subject to his or her continued employment through the applicable payment dates, each executive officer will be eligible to receive merger cash payments based on the amounts set forth in the following table.

Executive Officer	Prior Compensation Payment	Pro-Rata Bonus Component(1)
Lynn Blodgett	$5,013,300	$1,700,000
Kevin Kyser	$2,224,605	$645,000
John Rexford	$2,664,354	$772,500
Tom Burlin	$3,104,100	$900,000
Tom Blodgett	$2,835,129	$900,000
David Amoriell	$1,839,039	$675,000
Joseph Doherty	$2,069,400	$600,000
Connie Harvey	$1,653,678	$570,000
Derrell James	$2,198,739	$637,500
Tas Panos	$2,069,400	$600,000
Ann Vezina	$2,664,354	$772,500
Lora Villarreal	$1,293,375	$375,000

(1)	Only a pro-rata portion of the target annual bonus will be included in the merger cash payment calculation based upon the percentage of the fiscal year that expires as of the date the merger is completed.

Subject to the executive officer’s continued employment, 50% of the merger cash payments will be paid upon the second anniversary of the completion of the merger and 50% will be paid upon the third anniversary of the completion of the merger (except for Mr. Kyser’s payments, which will be paid in three equal installments on each of the first three anniversaries of the completion of the merger). However, if the executive officer’s employment is terminated without “cause” or for “good reason”, or due to death or “disability” (as such terms are defined in the applicable Executive Agreement), any unpaid portion of such payments will be accelerated to the date of termination, subject to the executive officer’s execution of a release of claims.

In addition, with respect to stock options to purchase ACS common stock granted to each of the executive officers in August 2009 (which will be converted into stock options to purchase Xerox common stock pursuant to the merger agreement), each executive officer agreed to waive accelerated vesting of such stock options, and they will instead vest according to their regular vesting schedule, subject to accelerated vesting on the third anniversary of the completion of the merger upon the achievement of certain performance goals. However, if the executive officer’s employment is terminated without “cause” or for “good reason,” or due to death or

“disability” (as such terms are defined in the applicable Executive Agreement), all of these outstanding options will become immediately vested and exercisable. The number of unvested stock options granted in August 2009 held by each executive officer is described under “— Stock Options” below.

Additionally, the Executive Agreements provide for an initial grant of performance shares with respect to Xerox common stock. The target value of the performance shares will equal each executive officer’s annual rate of base salary, and the performance shares will vest upon the third anniversary of the completion of the merger, subject to achieving specified performance goals and the executive officer’s continued employment through the third anniversary of the completion of the merger. However, if the executive officer’s employment is terminated without “cause” or by such executive officer for “good reason,” or due to “disability” (as such terms are defined in the applicable award agreement), the executive officer is entitled to vest in a pro-rated portion of the performance shares based on the actual performance achieved, and if the executive officer’s employment terminates due to death, the executive officer is entitled to vest in all of the performance shares as if the target performance had been achieved.

The Executive Agreements further provide that each executive officer is subject to (i) a confidentiality covenant, effective at all times, (ii) a non-competition covenant, effective for the period commencing upon the completion of the merger and continuing for one year following the executive officer’s date of termination of employment with the surviving entity for any reason that occurs prior to the third anniversary of the completion of the merger, and (iii) a non-solicitation of employees and customers covenant, effective for the period commencing upon the completion of the merger and continuing until one year following the executive officer’s date of termination of employment with the surviving entity for any reason.

Based on compensation and benefit levels as of September 30, 2009 and the amounts described in the Executive Agreements, and assuming the merger is completed on December 31, 2009 and the executive officer experiences a simultaneous involuntary termination of employment by Xerox without cause or by the executive officer for good reason, or due to death or disability, each executive officer will be entitled to receive the following cash severance payments and other benefits in connection with the termination of his or her employment (other than Mr. Deason, whose payments and benefits are described under “— Mr. Deasons’s Interests in the Transaction — The Deason Employment Separation Agreement” above, and excluding the value of unvested August 2009 stock options described under “— Stock Options” below).

Executive Officer	Acceleration of Merger Cash Payments	Value of Other Benefits(1)	Golden Parachute Gross-Up Payment(2)
Lynn Blodgett	$5,870,286	$101,898	—
Kevin Kyser	$2,549,756	$96,000	$1,358,047
John Rexford	$3,053,779	$100,455	—
Tom Burlin	$3,557,799	$99,426	$1,998,549
Tom Blodgett	$3,288,828	$105,351	—
David Amoriell	$2,179,313	$65,292	$1,416,354
Joseph Doherty	$2,371,866	$91,914	$1,563,824
Connie Harvey	$1,941,020	$94,149	$1,268,563
Derrell James	$2,520,109	$102,645	$1,269,024
Tas Panos	$2,371,866	$88,749	$1,288,092
Ann Vezina	$3,053,779	$96,345	$1,780,627
Lora Villarreal	$1,482,416	$104,745	$708,231

(1)	Includes the value of continuation of welfare benefits and post-termination outplacement services.
(2)

The “Golden Parachute Gross-Up Payment” assumes that the executive officer experiences an involuntary termination of employment by Xerox without cause or by the executive officer for good reason, or due to death or disability on December 31, 2009; however, if the executive officer remains employed through the merger cash payment dates in the Executive Agreement (or the vesting dates for the August 2009 stock option agreement), all or some portion of such payments and benefits may not be deemed to be “parachute”

payments or amounts and the “Golden Parachute Gross-Up Payment” in the chart above could be significantly reduced. For purposes of this calculation, the “Golden Parachute Gross-Up Payment” includes the value of a tax gross-up payment for any golden parachute excise taxes incurred by the executive officer pursuant to Section 4999 of the Code with respect to the acceleration of merger cash payments, the value of other benefits, as well as the acceleration of vesting of the executive officer’s unvested August 2009 stock options, assuming that, on December 31, 2009, Xerox’s stock price is $9.02.

Stock Options

The merger agreement provides that, upon completion of the merger, in accordance with ACS’s current stock option plan, ACS stock options that are then outstanding (other than stock options that were granted in August 2009) will vest and become immediately exercisable in full and will become stock options with respect to shares of Xerox common stock based on the Option Exchange Ratio. Assuming a closing date of the merger of December 31, 2009, the number of unvested stock options held by Messrs. Deason, Lynn Blodgett, Kevin Kyser, John Rexford, Tom Burlin, Tom Blodgett, seven other ACS executive officers as a group and ACS’s five non-employee directors (as a group) that will vest and become immediately exercisable in full are approximately 0; 372,000; 131,000; 155,000; 180,000; 195,200; 635,400 and 141,667 respectively. For additional information on the effect of the merger on stock options held by ACS’s directors and officers, see “The Merger Agreement — Treatment of Stock Options” beginning on page 138.

Based on the August 2009 unvested stock option holdings of each of the executive officers, and assuming the merger is completed on December 31, 2009 and the executive officer experiences a simultaneous involuntary termination of employment by Xerox without cause or by the executive officer for good reason, or due to death or disability, the following table sets forth for each of the executive officers the amount that such individual would receive in respect of vesting under the Executive Agreements of unvested August 2009 stock options that are currently outstanding and expected to be outstanding as of December 31, 2009. Mr. Deason is not included in the following table because he does not hold any ACS stock options. Amounts are based on the assumption that the aggregate per share merger consideration equals $63.11 (i.e., $18.60 per share, plus $44.51, the value of 4.935 shares of Xerox common stock based on the $9.02 closing price of Xerox’s common stock on September 25, 2009, the last trading day before the public announcement of the merger) and calculated assuming that each of the August 2009 stock options is immediately exercised and shares underlying the stock option are immediately sold. Actual amounts may be higher or lower depending on the aggregate value of the merger consideration at the effective time of the merger. Depending on when the merger is completed, certain August 2009 stock options shown as unvested in the table below may become vested in accordance with their terms without regard to the merger.

Executive Officer	Number of Unvested August 2009 Stock Options	Cash Value
Lynn Blodgett	300,000	$5,478,714
Kevin Kyser	100,000	$1,826,238
John Rexford	100,000	$1,826,238
Tom Burlin	75,000	$1,369,678
Tom Blodgett	75,000	$1,369,678
David Amoriell	50,000	$913,119
Joseph Doherty	75,000	$1,369,678
Connie Harvey	100,000	$1,826,238
Derrell James	75,000	$1,369,678
Tas Panos	50,000	$913,119
Ann Vezina	100,000	$1,826,238
Lora Villarreal	50,000	$913,119

Director and Officer Indemnification and Insurance

From and after the completion of the merger, Xerox will assume and honor the obligations with respect to all rights to indemnification and exculpation from liabilities as the same existed as of the date of the merger agreement, including advancement of expenses, for acts or omissions occurring at or prior to the completion of the merger now existing in favor of the current or former directors or officers of ACS.

In addition, for six years after the completion of the merger, Xerox will maintain a directors and officers insurance policy covering each person currently covered by ACS’s directors and officers insurance policy on terms with respect to such coverage and amounts no less favorable than the directors and officers insurance policy maintained by ACS on the date of the merger agreement.

Xerox’s Board of Directors and Management after the Merger

The Xerox board of directors is not expected to change in connection with the completion of the merger. Following the merger, one or more of the executive officers of ACS will become executive officers of Xerox.

Manner and Procedure for Exchanging Shares of ACS Common Stock; No Fractional Shares

The conversion of shares of ACS common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, Xerox’s exchange agent will send to each holder of record of a certificate whose shares of ACS common stock were converted into the right to receive the merger consideration, a letter of transmittal. The letter of transmittal will specify that delivery shall be effected, and risk of loss and title to the certificates shall pass, only upon proper delivery of the certificates to the exchange agent. The letter of transmittal will be accompanied by instructions for obtaining the merger consideration, including Xerox common stock (which will be issued in uncertificated book-entry form unless a physical certificate is requested by such holder of record), if applicable, Xerox Convertible Preferred Stock (which will be issued in uncertificated book-entry form unless a physical certificate is requested by such holder of record), the cash portion of the merger consideration, any dividends or distributions payable pursuant to the merger agreement and cash for any fractional shares of Xerox common stock, in exchange for shares of ACS common stock. ACS stockholders should not return stock certificates with the enclosed proxy card.

After the effective time of the merger, shares of ACS common stock will no longer be outstanding, will be automatically canceled and will cease to exist and each certificate that previously represented shares of ACS common stock will represent only the right to receive the merger consideration as described above.

Until holders of certificates previously representing ACS common stock have surrendered those certificates to the exchange agent for exchange, those holders will not receive dividends or distributions on the shares of Xerox common stock into which those shares have been converted with a record date after the effective time of the merger. When holders surrender those certificates, they will receive any dividends on shares of Xerox common stock with a record date after the effective time of the merger and a payment date on or prior to the date of surrender.

Any holder of book-entry shares will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent to receive the merger consideration that such holder is entitled to receive pursuant to the merger agreement.

In lieu thereof, each holder of record of one or more book-entry shares whose shares of ACS common stock were converted into the right to receive the merger consideration shall automatically, upon the effective time of the merger, be entitled to receive, and Xerox shall cause the exchange agent to pay and deliver as promptly as practicable after the effective time, the amount of cash to which such holder is entitled, shares of Xerox common stock (in uncertificated book-entry form representing the whole number of shares that such holder has the right to receive unless a physical certificate is requested by such holder of record), shares of Xerox Convertible Preferred Stock (in an uncertificated book-entry form unless a physical certificate is requested by such holder of record), any dividends or distributions payable and cash in lieu of any fractional shares. The book-entry shares of ACS common stock held by such holder shall be canceled.

ACS stockholders will not receive any fractional shares of Xerox common stock pursuant to the merger. Instead of any fractional shares, stockholders will be paid an amount in cash for such fraction calculated by multiplying (i) the fractional share interest to which such holder (after taking into account all shares of ACS common stock formerly represented by all certificates surrendered by such holder and all book-entry shares formerly held by such holder that are converted) would otherwise be entitled by (ii) the per share closing price of Xerox common stock on the last trading day immediately prior to the closing of the merger, as such price is reported on the screen entitled “Comp/CLOSE/PRICE” on Bloomberg (or such other source as the parties shall agree in writing).

Governmental and Regulatory Approvals

Xerox and ACS have agreed to use their reasonable best efforts to obtain all governmental and regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval under, or notices pursuant to, the HSR Act and the EC Merger Regulation. Subject to the terms and conditions of the merger agreement, Xerox and ACS have also agreed to (i) use reasonable best efforts to resolve any objections asserted by a governmental entity with respect to the merger, defend any litigation or proceedings instituted by a governmental entity challenging the merger under applicable antitrust laws, or to have vacated any order issued enjoining the merger under applicable antitrust laws and (ii) not acquire or agree to acquire any business, person or division thereof, or assets if entry into a definitive agreement relating to or the consummation of such acquisition would be reasonably likely to result in not obtaining the necessary regulatory approvals and clearances to complete the merger.

U.S. Antitrust Filing

Under the HSR Act the merger may not be completed unless the parties to the transaction file notification and report forms with the Antitrust Division of the DOJ and the FTC and the applicable waiting period has either expired or been earlier terminated. Xerox and ACS filed the required HSR notification and report forms on October 15, 2009, and the HSR waiting period expired on November 16, 2009.

European Union

Both Xerox and ACS sell products to customers based in the European Union. The EC Merger Regulation (Regulation 139 of 2004) requires notification of and approval by the European Commission of mergers or acquisitions involving parties with worldwide sales and European Union sales exceeding given thresholds. Xerox and ACS filed a formal notification of the merger with the European Commission on December 4, 2009. The European Commission will have 25 business days after receipt of such formal notification, which period may be extended by the European Commission in certain circumstances, to issue its decision regarding the merger.

United Kingdom

ACS has two subsidiaries which are regulated by the FSA. As a result of the merger, Xerox will acquire control over these regulated subsidiaries. Although not a condition to the completion of the merger, the Financial Services and Markets Act 2000 requires prior approval by the FSA of the change in control over FSA-regulated entities. Xerox filed the required change in controller application on November 23, 2009. The FSA has up to 60 working days after receipt of the application to issue its decision, which period may be extended by the FSA in certain circumstances.

Other Regulatory Filings

In addition, although not a condition to the completion of the merger, Xerox and ACS have agreed to use their reasonable best efforts to make necessary registrations, notices and filings in additional jurisdictions (see “The Merger Agreement — Covenants and Agreements” beginning on page 140). Xerox and ACS made the competition filing required under the laws of Brazil on October 19, 2009 and obtained the related approval on November 25, 2009.

Timing

Xerox and ACS cannot assure you that all of the regulatory approvals described above will be obtained and, if obtained, Xerox and ACS cannot assure you as to the timing of any approvals, the ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. Xerox and ACS also cannot assure you that the DOJ, the FTC or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, Xerox and ACS cannot assure you as to its result.

Xerox and ACS are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Merger Expenses, Fees and Costs

All fees and expenses incurred by Xerox and ACS in connection with the merger agreement and the related transactions will be paid by the party incurring those fees or expenses, whether or not the merger is completed, except that Xerox and ACS have agreed to share equally the expenses incurred in connection with the printing and mailing of Xerox’s registration statement on Form S-4 and this joint proxy statement/prospectus and in connection with notices or other filings with any governmental entities under any antitrust laws.

Material U.S. Federal Income Tax Consequences

The following summary describes the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of ACS Class A common stock. The following summary is based upon the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to the income tax, or federal laws applicable to alternative minimum taxes, are not addressed in this document.

For purposes of this discussion, we use the term “U.S. holder” to mean:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•

a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion addresses only those holders of ACS Class A common stock that hold their ACS Class A common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income tax consequences that may be relevant to particular holders of ACS Class A common stock in light of their individual circumstances or to holders of ACS Class A common stock that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold ACS Class A common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar;

•	persons who are not citizens or residents of the United States; and

•	holders who acquired their shares of ACS Class A common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership or other entity taxed as a partnership holds ACS Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisers about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

Based on representations contained in representation letters provided by Xerox and ACS and on customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, and subject to the qualifications and limitations set forth above, it is the opinion of Simpson Thacher & Bartlett LLP, counsel to Xerox, and Cravath, Swaine & Moore LLP, counsel to ACS, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Based upon the foregoing, the material U.S. federal income tax consequences of the merger will be as follows:

•	no gain or loss will be recognized by Xerox, Boulder Acquisition Corp. or ACS as a result of the merger;

•

gain (but not loss) will be recognized by U.S. holders of ACS Class A common stock who receive shares of Xerox common stock and cash in exchange for shares of ACS Class A common stock pursuant to the merger, in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Xerox common stock and cash received by a U.S. holder of ACS Class A common stock exceeds such U.S. holder’s basis in its ACS Class A common stock and (ii) the amount of cash received by such U.S. holder of ACS Class A common stock (except with respect to any cash received instead of fractional share interests in Xerox common stock, which is discussed below under “— Cash Received Instead of a Fractional Share of Xerox Common Stock”);

•

the aggregate basis of the Xerox common stock received by a U.S. holder of ACS Class A common stock in the merger (including fractional shares of Xerox common stock deemed received and redeemed as described below) will be the same as the aggregate basis of the ACS Class A common stock for which it is exchanged, decreased by the amount of cash received in the merger (other than cash received instead of fractional share interests in Xerox common stock), and increased by the amount of gain recognized on the exchange, other than with respect to cash received instead of fractional share interests in Xerox common stock (regardless of whether such gain is classified as capital gain or as ordinary dividend income, as discussed below under “— Additional Considerations — Recharacterization of Gain as a Dividend”); and

•

the holding period of Xerox common stock received in exchange for shares of ACS Class A common stock (including fractional shares of Xerox common stock deemed received and redeemed as described below) will include the holding period of the ACS Class A common stock for which it is exchanged.

If a U.S. holder of ACS Class A common stock acquired different blocks of ACS Class A common stock at different times or at different prices, any gain will be determined separately with respect to each block of ACS Class A common stock, and the cash and shares of Xerox common stock received will be allocated pro rata to each such block of stock.

Completion of the merger is conditioned on, among other things, the receipt by ACS and Xerox of legal opinions from Cravath, Swaine & Moore LLP and Simpson Thacher & Bartlett LLP, respectively, each dated the closing date of the merger, that for U.S. federal income tax purposes (i) the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) Xerox, Boulder Acquisition Corp. and ACS will each be a “party” to that reorganization within the meaning of Section 368(b) of the Code. These opinions will be based on certain assumptions and on representation letters provided by ACS and Xerox to be delivered at the time of closing. Although the merger agreement allows each of Xerox and ACS to waive this condition to closing, neither Xerox nor ACS currently anticipates doing so. Neither of the tax opinions will be binding on the Internal Revenue Service. Neither Xerox nor ACS intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger and there is no guarantee that the Internal Revenue Service will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Taxation of Capital Gain

Except as described under “— Additional Considerations — Recharacterization of Gain as a Dividend” below, gain that U.S. holders of ACS Class A common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holders have held (or are treated as having held) their ACS Class A common stock for more than one year as of the date of the merger. For U.S. holders of ACS Class A common stock that are non-corporate holders, long-term capital gain generally will be taxed at a maximum U.S. federal income tax rate of 15%.

Additional Considerations — Recharacterization of Gain as a Dividend

All or part of the gain that a particular U.S. holder of ACS Class A common stock recognizes could be treated as dividend income rather than capital gain if (i) such U.S. holder is a significant stockholder of Xerox or (ii) such U.S. holder’s percentage ownership, taking into account constructive ownership rules, in Xerox after the merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of Xerox common stock rather than a combination of cash and shares of Xerox common stock in the merger. This could happen, for example, because of ownership of additional shares of Xerox common stock by such holder, ownership of shares of Xerox common stock by a person related to such holder or a share repurchase by Xerox from other holders of Xerox common stock. The Internal Revenue Service has indicated in rulings that any reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of ACS Class A common stock, including the application of certain constructive ownership rules, holders of ACS Class A common stock should consult their own tax advisor regarding the potential tax consequences of the merger to them.

Cash Received Instead of a Fractional Share of Xerox Common Stock

A U.S. holder of ACS Class A common stock who receives cash instead of a fractional share of Xerox common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Xerox. As a result, such U.S. holder of ACS Class A common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

You are urged to consult with your own tax advisors about the particular tax consequences of the merger to you, including the effects of U.S. federal, state or local, or foreign and other tax laws.

Backup Withholding and Information Reporting

Payments of cash to a U.S. holder of ACS Class A common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

A U.S. holder of ACS Class A common stock who receives Xerox common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of ACS Class A common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives Xerox common stock in the merger will be required to file a statement with such U.S. federal income tax return setting forth such holder’s basis in the ACS Class A common stock surrendered and the fair market value of the Xerox common stock and cash received in the merger. A “significant holder” is a holder of ACS Class A common stock, who, immediately before the merger, owned at least 5% of the outstanding stock of ACS.

Appraisal Rights

In connection with the merger, record holders of ACS common stock who comply with the procedures summarized below will be entitled to appraisal rights if the merger is completed. Under Section 262 of the DGCL, which we refer to in this joint proxy statement/prospectus as “Section 262,” as a result of completion of the merger, holders of shares of ACS common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled, in lieu of receiving the merger consideration, to have the “fair value” of their shares at the effective time of the merger (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to them in cash together with a fair rate of interest, if any, unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, by complying with the provisions of Section 262. ACS is required to send a notice to that effect to each stockholder not less than 20 days prior to the special meeting. This joint proxy statement/prospectus constitutes that notice to you.

The following is a brief summary of Section 262, which sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, a copy of the text of which is attached to this joint proxy statement/prospectus as Annex G. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

Any holder of ACS common stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex G carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of ACS common stock, ACS believes that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

Stockholders of record who desire to exercise their appraisal rights must satisfy all of the following conditions:

A stockholder who desires to exercise appraisal rights must (i) not vote in favor of the adoption of the merger agreement and (ii) deliver in the manner set forth below a written demand for appraisal of the stockholder’s shares to the Secretary of ACS before the vote on the adoption of the merger agreement at the special meeting at which the proposal to adopt the merger agreement will be submitted to the stockholders.

Only a holder of record of ACS common stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as the stockholder’s name appears on the certificates representing shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time of the merger since appraisal rights will be lost if the shares are transferred prior to the effective time of the merger.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the vote on the adoption of the merger agreement at the special meeting. A holder of shares held in “street name” who desires appraisal rights with respect to those shares must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary, such as Cede & Co., The Depository Trust Company’s nominee. Any holder of shares desiring appraisal rights with respect to such shares who held such shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The stockholder should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of the shares, which might be the nominee of a central security depositary if the shares have been so deposited.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform ACS of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of such shares.

Stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to: Affiliated Computer Services, Inc., 2828 North Haskell, Dallas, Texas 75204, Attention: Secretary. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares owned, and that the stockholder is demanding appraisal of his or her shares. The written demand must be received by ACS prior to the special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will alone suffice to constitute a written demand for appraisal within the meaning of Section 262. In addition, the stockholder must not vote its shares of common stock in favor of adoption of the merger agreement. Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of adoption of the merger agreement, it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement or abstain from voting on the merger agreement.

Within 120 days after the effective time of the merger, but not thereafter, either the surviving corporation in the merger or any stockholder who has timely and properly demanded appraisal of such stockholder’s shares and who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all stockholders who have properly demanded appraisal. Boulder Acquisition Corp., as the surviving corporation in the merger, has no obligation, and no present intention, to file such a petition. Within 120 days after the effective date of the merger, any holder of ACS common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten days after a written request therefor has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing, a person who is the beneficial owner of shares of ACS common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the surviving corporation the statement described in this paragraph.

If a petition for an appraisal is timely filed by a holder of shares of ACS common stock and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to the stockholder.

If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares owned by those stockholders, determining the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation.” The Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, the Delaware Supreme Court noted that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

Stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. Although ACS believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither Xerox nor ACS anticipate offering more than the applicable merger consideration to any ACS stockholder exercising appraisal rights, and reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of ACS common stock is less than the applicable merger consideration.

The cost of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

From and after the effective time of the merger, no stockholder who has demanded appraisal rights shall be entitled to vote any shares subject thereto for any purpose or receive dividends or other distributions thereon (except dividends or other distributions payable to the stockholders of record at a date prior to the effective time of the merger).

At any time within 60 days after the effective time of the merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the cash and Xerox common stock (and, with respect to holders of ACS Class B common stock, the Xerox Convertible Preferred Stock) to which the stockholder is entitled pursuant to the merger agreement by delivering to the surviving corporation a written withdrawal of the demand for appraisal. After this period, the stockholder may withdraw such stockholder’s demand for appraisal and accept the cash and Xerox common stock to which the stockholder is entitled to pursuant to the merger only with the written consent of the surviving corporation in the merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, stockholders’ rights to appraisal shall cease and all stockholders shall be entitled only to receive the cash and Xerox common stock (and, with respect to holders of ACS Class B common stock, the Xerox Convertible Preferred Stock) as provided for in the merger agreement. Inasmuch as the parties to the merger agreement have no obligation to file such a petition, and have no present intention to do so, any stockholder who desires that such petition be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholders without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the merger consideration offered pursuant to the merger agreement within 60 days after the effective time of the merger. If the surviving corporation in the merger does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s right to appraisal in accordance with the second sentence of this paragraph, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the merger agreement.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, a copy of the text of which is attached hereto as Annex G. Failure to comply with all the procedures set forth in Section 262 will result in the loss of a stockholder’s statutory appraisal rights.

Restrictions on Sales of Shares by Certain Affiliates

The shares of Xerox common stock to be issued in connection with the merger will be freely transferable under the U.S. Securities Act of 1933, as amended, or the Securities Act, except for shares issued to any stockholder who may be deemed to be an “affiliate” of Xerox for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or under the common control with Xerox and may include the executive officers, directors and significant stockholders of Xerox.

Stock Exchange Listing of Xerox Common Stock

Xerox has agreed to use its reasonable best efforts to cause the Xerox common stock (i) to be issued pursuant to the merger, (ii) to be reserved for issuance upon the exercise of Xerox stock options issued in exchange for ACS stock options and (iii) to be reserved for issuance upon the conversion of Xerox Convertible Preferred Stock to be approved for listing on the NYSE. It is a condition to the completion of the merger that such shares be approved for listing on the NYSE, subject to official notice of issuance. It is expected that following the merger, Xerox common stock will continue to trade on the NYSE under the symbol “XRX.”

Delisting and Deregistration of ACS Class A Common Stock

If the merger is completed, ACS Class A common stock will be delisted from the NYSE and will no longer be registered under the Exchange Act.

Litigation Relating to the Merger

Following announcement of the merger on September 27, 2009, ACS, members of the ACS board of directors (whom we refer to in this joint proxy statement/prospectus as the “Individual Defendants”), Xerox and Boulder Acquisition Corp. (which we collectively refer to in this joint proxy statement/prospectus as the “Xerox Parties”) have been named as defendants in lawsuits brought by and on behalf of ACS stockholders challenging Xerox’s proposed merger with ACS. We refer to these actions collectively as the “Stockholder Actions.”

Stockholder Actions have been filed in the Dallas County Court at Law No. 3 (City of St. Clair Shores Police & Fire Retirement System, et al. v. ACS, Inc., et al., No. CC-09-07377-C; Levy, et al. v. ACS, Inc., et al., No. CC-09-07393-C; Steward Large Cap Enhanced Index Fund, et al. v. ACS, Inc., et al., No. CC-09-07402-C); the District Court of Dallas County, 193rd-L Judicial District (Delgato, et al. v. Deason, et al., No. 09-13476); the District Court of Dallas County, 134th-G Judicial District (York County Employees’ Retirement Board, et al. v. ACS, Inc., et al., No. 09-13775); the District Court of Dallas County, 14th-A Judicial District (Rahe, et al. v. ACS, Inc., et al., No. 09-13786); the District Court of Dallas County, 101st-E Judicial District (International Union of Operating Engineers Local 825 Pension Fund, et al. v. ACS, Inc. , et al., No. 09-13836); and in the Delaware

Court of Chancery (New Orleans Employees’ Retirement System, et al. v. Deason, et al., C.A. No. 4940-VCP; Sheet Metal Workers Local 28, et al. v. ACS, Inc., et al., C.A. No. 4933-VCP).

The plaintiffs in the Stockholder Actions generally allege that (i) the members of the ACS board of directors breached their fiduciary duties to ACS and its shareholders by authorizing the sale of ACS to the Xerox Parties for what plaintiffs deem inadequate consideration and pursuant to an inadequate process and agreeing to certain provisions in the merger agreement and the voting agreement between the Xerox Parties and Mr. Deason that plaintiffs deem overly restrictive; (ii) ACS breached its and/or aided and abetted the other defendants’ alleged breaches of fiduciary duties; and (iii) the Xerox Parties aided and abetted the other defendants’ alleged breaches of fiduciary duties. Among other things, plaintiffs seek to certify a class of ACS Class A stockholders, to enjoin the merger, and to recover damages, together with attorneys’ fees and costs.

By order of October 5, 2009, the actions pending in the Delaware Court of Chancery were consolidated into In re ACS Shareholder Litigation, Consolidated C.A. No. 4940-VCP (the “Delaware Action”) and on October 7, 2009, the Delaware Court of Chancery entered a revised consolidation order adding additional plaintiffs. By order entered on October 22, 2009, the Delaware Court of Chancery certified a class in In re ACS Shareholder Litigation. Plaintiffs both in the Delaware and Texas courts moved their respective courts for preliminary injunctive relief and discovery in both jurisdictions has proceeded or is proceeding on an expedited basis.

In connection with one of the actions pending in the Dallas County Court at Law No. 3 (City of St. Clair Shores Police & Fire Retirement System v. ACS, et. al), ACS, with the concurrence of the Xerox Parties, agreed to an undertaking (which we refer to in this joint proxy statement/prospectus as the “Undertaking”) pursuant to which it will, in furtherance of the merger agreement, provide confidential information to a potential acquiror if: (a) the potential acquiror executes a customary confidentiality agreement on terms no less restrictive than ACS’s existing confidentiality agreement with the Xerox Parties, which confidentiality agreement shall not contain a standstill provision; (b) the potential acquiror submits a takeover proposal (as that term is defined in Section 7.03(d) of the merger agreement) that the Strategic Transaction Committee determines in good faith to be reasonably likely to lead to a proposal that provides greater consideration to the ACS Class A stockholders than provided in the merger agreement, which offer may be made expressly contingent on due diligence and obtaining financing commitments and may be subsequently modified or withdrawn; and (c) the Strategic Transaction Committee determines in good faith, after consulting with its financial advisors and ACS’s management, that the potential acquiror (i) has the financial resources to complete an acquisition of ACS that is more favorable to ACS’s stockholders and (ii) is submitting a takeover proposal for the purpose of acquiring ACS as opposed to merely pursuing a transaction in order to obtain competitively sensitive information from ACS. In addition, pursuant to this Undertaking: (a) ACS may disclose the above procedure to any potential acquiror that contacts ACS; (b) ACS may participate in discussions or negotiations with the person or entity making such takeover proposal (and its representatives) regarding such takeover proposal; (c) ACS may directly contact a potential acquiror who has made and continues to make such a takeover proposal; and (d) when sharing confidential information with its competitors, ACS may adopt appropriate procedures to protect its competitively sensitive information.

On October 29, 2009, all pending Stockholder Actions in Texas were consolidated in one action styled City of St. Clair Shores Police and Fire Retirement System v. Affiliated Computer Services, Inc., Case No. CC-09-07377-C (the “Texas Action”). On November 20, 2009, all plaintiffs and defendants in the Stockholder Actions entered into a stipulation (the “November Stipulation”) which has been filed in both the Dallas County Court and the Delaware Court of Chancery. In accordance with the November Stipulation, the Texas plaintiffs have, among other things, withdrawn their motion for a temporary and/or permanent injunction with prejudice and agreed to stay prosecution of the Texas Action until agreed otherwise by the defendants in the action and ordered by the Dallas County Court. Pursuant to the November Stipulation, Xerox undertakes that:

(i)	if the ACS board of directors determines that ACS has received a superior proposal, Xerox will not enforce any provision of the voting agreement, including, without limitation, Section 2.1, that obliges Darwin Deason to vote any of the shares of ACS common stock covered by the voting agreement (a) in favor of the merger or (b) against such superior proposal;

(ii)	it will release Darwin Deason from the proxy granted under Section 2.3 of the voting agreement in the event that the ACS board of directors determines that ACS has received a superior proposal;

(iii)	it will not enforce any provision of the merger agreement, including, without limitation, Section 4.02(d), that would have the effect of compelling ACS or its board of directors to hold the special meeting of ACS stockholders to vote on the merger if the ACS board of directors (a) determines that ACS has received a superior proposal, and (b) makes a company adverse recommendation change (as defined in the merger agreement) as a result thereof; and

(iv)	if (a) the ACS board of directors determines that ACS has received a superior proposal, and (b) a company adverse recommendation change occurs as a result thereof, then, at the request of the ACS board of directors, Xerox will terminate the merger agreement pursuant to Section 7.01(f)(i) of the merger agreement.

The November Stipulation further provides that all plaintiffs in the Stockholder Actions agree that (i) any further prosecution of the Stockholder Actions, or any claims that could have been brought in the Stockholder Actions, will proceed in the Delaware Action and (ii) they will not seek to enjoin or otherwise prevent the enforcement of Sections 4.02(a), 4.02(c), 4.02(d) or 7.03(b) of the merger agreement or Section 2.01 of the voting agreement.

On December 11, 2009, plaintiffs in In re ACS Shareholder Litigation filed an amended complaint. In addition to allegations that the individual defendants breached their fiduciary duties to the ACS Class A stockholders by authorizing the sale of ACS to the Xerox Parties for what plaintiffs deem inadequate consideration and pursuant to an inadequate process, and the Xerox Parties aided and abetted these alleged breaches, plaintiffs allege, among other things, that provisions of the merger agreement relating to the consideration to be paid to the holders of Class B shares violate the ACS certificate of incorporation and are, therefore, void and that the individual defendants breached their fiduciary duties to the ACS Class A stockholders by failing to disclose material facts in the October 23, 2009 Form S-4 filed with the SEC.

On December 13, 2009, Xerox, ACS and certain individual defendants and the plaintiffs (the “Parties”) in In re ACS Shareholder Litigation entered into a stipulation (the “December Stipulation”) that has been filed in the Delaware Court of Chancery. Pursuant to the December Stipulation, the Parties agreed, among other things, that: (i) the Merger Agreement will be amended to provide that a non-waivable condition to a closing of the Merger will be the adoption of the Merger Agreement by the affirmative vote of holders of a majority of the outstanding shares of ACS Class A Common Stock (other than those shares of ACS Class A Common Stock held by holders of ACS Class B Common Stock); (ii) the Parties will, on a good faith basis, attempt to resolve any issues relating to disclosure in Xerox’s S-4 relating to the Merger by December 13, 2009; (iii) the plaintiffs will not seek to enjoin any shareholder vote on the closing of the Merger, nor take any action for the purpose of preventing or delaying the closing of the Merger (but plaintiffs will not be precluded from moving for other relief at the hearing currently scheduled for January 13 and 14, 2010); and (iv) ACS, Xerox and the certain individual defendants who were parties to the December Stipulation will not oppose any application by plaintiffs to set a final trial on the post-closing litigation to take place between March 15, 2010 and no later than May 15, 2010. Among others, plaintiffs’ claims for monetary damages and costs, if any, will continue to exist after the closing.

Pursuant to the December Stipulation, the Parties also acknowledged that plaintiffs have conferred benefits on the class, that plaintiffs will seek an award of attorneys’ fees and reimbursement of litigation expenses (the amount of any potential fee award has not in any respect been discussed by the Parties) and that, regardless of whether the Parties ultimately reach an agreement as to the reasonableness of any fee award, and without waiver of any right to object to the amount of any fee award for which plaintiffs may apply, ACS or its successor will pay to plaintiffs any attorneys’ fees that may be awarded.

ACS, the Individual Defendants, and the Xerox Parties deny any wrongdoing in connection with the proposed merger and plan to vigorously defend against all pending claims.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is incorporated herein by reference in its entirety and attached to this joint proxy statement/prospectus as Annex A. This summary may not contain all of the information about the merger agreement that may be important to you. We encourage you to read the merger agreement carefully and in its entirety because it is the legal document that governs the merger. This summary is not intended to provide you with any other factual information about Xerox or ACS. Such information can be found elsewhere in this joint proxy statement/prospectus and in Xerox’s and ACS’s public filings with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 181.

Form of the Merger

Upon the terms and subject to the conditions set forth in the merger agreement, ACS will be merged with and into Boulder Acquisition Corp. (a newly formed and wholly-owned subsidiary of Xerox established to facilitate the acquisition of ACS). Boulder Acquisition Corp. will survive the merger as a wholly-owned subsidiary of Xerox and will continue its corporate existence under Delaware law.

Closing

Unless the parties agree otherwise, the closing will occur on a date to be specified by the parties (which will be no later than the third business day after the satisfaction or waiver of all closing conditions).

Effective Time

The merger will become effective at the time at which a certificate of merger has been duly filed with the Secretary of State of the State of Delaware or such later time as is agreed upon by the parties and specified in the certificate of merger.

Merger Consideration

At the effective time of the merger, each outstanding share of ACS Class A common stock, other than excluded shares, will be converted into the right to receive a combination of (i) 4.935 shares of Xerox common stock and (ii) $18.60 in cash, without interest. Also at the effective time of the merger, each outstanding share of ACS Class B common stock, other than excluded shares, will be converted into the right to receive a combination of (i) 4.935 shares of Xerox common stock, (ii) $18.60 in cash, without interest, and (iii) a fraction of a share of Xerox Convertible Preferred Stock equal to (x) 300,000 divided by (y) the number of shares of Class B common stock of ACS issued and outstanding as of the effective time of the merger. The Xerox Convertible Preferred Stock will rank senior to the Xerox common stock with respect to dividend rights and rights on liquidation, winding-up and dissolution of Xerox. A description of the Xerox Preferred Stock is set forth in “Description of Xerox Convertible Preferred Stock” below.

ACS stockholders will not receive any fractional shares of Xerox common stock pursuant to the merger. Instead of any fractional shares, stockholders will be paid an amount in cash (rounded to the nearest cent) for such fraction calculated by multiplying (i) the fractional share interest to which the holder of ACS common stock (after taking into account all shares of ACS common stock formerly represented by all certificates surrendered by such holder and all book-entry shares formerly held by such holder that are converted) would otherwise be entitled by (ii) the per share closing price of Xerox common stock on the NYSE on the last trading day immediately prior to the closing date of the merger, as that price is reported on the screen entitled “Comp/CLOSE/PRICE” on Bloomberg (or such other source as the parties shall agree in writing prior to the effective time).

Treatment of Stock Options

Except for ACS stock options granted in August 2009 which will continue to vest and become exercisable in accordance with their terms without regard to any provisions relating to a “change of control” (unless the parties agree otherwise prior to the effective time), as of the effective time of the merger, each outstanding ACS stock option to acquire shares of ACS common stock will, whether or not exercisable or vested at the effective time, become fully vested and exercisable and converted into options to purchase Xerox common stock under the same terms and conditions as are in effect immediately prior to the effective time with respect to such ACS stock option, except that:

•

each such ACS stock option will be exercisable for, and represent the right to acquire, that whole number of shares of Xerox common stock (rounded down to the nearest whole share) equal to the number of shares of ACS common stock subject to such ACS stock option multiplied by the Option Exchange Ratio; and

•

the exercise price per share of Xerox common stock under each such ACS stock option will be an amount (rounded up to the nearest full cent) equal to (i) the exercise price per share of ACS common stock subject to the related ACS stock option, as in effect immediately prior to the effective time, divided by (ii) the Option Exchange Ratio.

Representations and Warranties

The merger agreement contains representations and warranties made by and to the parties thereto as of specific dates. The assertions embodied in those representations and warranties were made for purposes of the merger agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the respective parties rather than establishing matters as facts. For the foregoing reasons, you should not rely on the representations and warranties as statements of factual information.

The merger agreement contains the following reciprocal representations and warranties by both parties, subject in some cases to specified exceptions and qualifications, relating to a number of matters, including the following:

•	the organization, valid existence, good standing and qualification to do business of such party and its subsidiaries;

•	ownership of each of its significant subsidiaries;

•	the capitalization and indebtedness of such party and its subsidiaries, including the number of shares of common stock, stock options and other equity-based awards outstanding;

•	corporate authorization and validity of the merger agreement and the voting agreement (in the case of Xerox);

•

the unanimous approval by such party’s board of directors (in the case of ACS, other than Mr. Deason who was recused from the meeting) of the merger agreement and the transactions contemplated by the merger agreement;

•

the absence of any conflicts with such party’s organizational documents, applicable laws, governmental orders or certain agreements as a result of entering into the merger agreement and completing the merger;

•	the required consents and filings with governmental entities in connection with the transactions contemplated by the merger agreement;

•	the proper filing of documents with the SEC since January 1, 2007 and the accuracy of information contained in those documents;

•	the conformity with generally accepted accounting principles of such party’s financial statements filed with the SEC since January 1, 2007 and the absence of certain undisclosed liabilities;

•	the accuracy of information supplied by such party in connection with this joint proxy statement/prospectus and the registration statement of which it is a part;

•	the absence of a material adverse effect (as described below) since June 30, 2009;

•	the absence of certain litigation and investigations;

•	the compliance with certain material contracts;

•	the compliance with applicable laws;

•	employment and labor matters affecting such party, including matters relating to employee benefit plans;

•	tax matters;

•	real property and intellectual property;

•	the absence of affiliate transactions since January 1, 2008;

•	the required vote by such party’s stockholders to complete the merger;

•	the inapplicability of takeover statutes to the merger agreement, the merger or the transactions contemplated by the merger agreement and the voting agreement; and

•	broker’s and financial advisor’s fees related to the merger.

ACS has also made certain representations and warranties relating to:

•

the receipt of the opinion from Evercore by the Strategic Transaction Committee, dated September 27, 2009, as to the fairness, from a financial point of view, of the Class A merger consideration to the holders of ACS Class A common stock (other than those holders who also hold shares of ACS Class B common stock) entitled to receive such Class A merger consideration; and

•

the receipt of the opinion from Citi by the ACS board of directors, dated September 27, 2009, as to the fairness, from a financial point of view, of the Class A merger consideration to the ACS Class A stockholders (other than those holders who also hold shares of ACS Class B common stock and their affiliates).

Xerox has also made certain representations and warranties relating to:

•	the validity of the debt commitment letters and the sufficiency of the funds to be provided under the debt commitment letters; and

•

the receipt of the opinions of Blackstone and J.P. Morgan by the Xerox board of directors, each dated September 27, 2009, as to the fairness to Xerox of the aggregate merger consideration to be paid by Xerox to the holders of ACS Class A common stock and the holders of ACS Class B common stock from a financial point of view.

Certain of the representations and warranties made by the parties are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect,” when used in reference to Xerox or ACS, means an effect, event, development, change, state of facts, condition, circumstance or occurrence that:

•

is or would reasonably be expected to be materially adverse to the financial condition, assets, liabilities, business or results of operations of the referenced company and its subsidiaries, taken as a whole; or

•

is or would reasonably be expected to impair in any material respect the ability of the referenced company to complete the merger and the other transactions contemplated by the merger agreement or to perform its obligations under the merger agreement on a timely basis.

However, effects, events, developments, changes, states of facts, conditions, circumstances or occurrences arising out of, relating to or resulting from the following will not be taken into account in determining whether there has been a material adverse effect:

•

changes generally affecting the economy, financial or securities markets or political or regulatory conditions, to the extent such changes do not affect the referenced company and its subsidiaries in a disproportionate manner relative to other participants in the relevant industries;

•

changes in the industries in which the referenced company and its subsidiaries operate, to the extent that such changes do not adversely affect the referenced company and its subsidiaries in a disproportionate manner relative to other participants in such industry;

•

changes in law or the interpretation thereof or generally accepted accounting principles or the interpretation thereof, to the extent such changes do not adversely affect the referenced company and its subsidiaries in a disproportionate manner relative to other participants in such industry;

•	any change attributable to the negotiation, execution or announcement of the merger; or

•	compliance with the terms of, or the taking of any action required by the merger agreement.

The representations and warranties of each of the parties to the merger agreement will expire upon the effective time of the merger.

Covenants and Agreements

Conduct of Business by ACS

ACS has agreed that, prior to the completion of the merger, unless Xerox gives its prior written consent (which consent may not be unreasonably withheld or delayed) or as otherwise expressly permitted, contemplated or required by the merger agreement, it shall and shall cause its subsidiaries to:

•	carry on its business in the ordinary course; and

•

use commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it and government entities having regulatory dealings with it.

ACS has also agreed that, prior to the completion of the merger, unless Xerox gives its prior written consent (which consent will not be unreasonably withheld or delayed), or as otherwise expressly permitted, contemplated or required by the merger agreement, it shall not and shall not permit any of its subsidiaries to:

•

declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a wholly-owned subsidiary of ACS to its stockholders;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock;

•

purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisition of capital stock or other securities (1) required by the terms of company incentive plans or any award agreement or (2) required by terms of any plans, arrangements or contracts existing on September 27, 2009 between ACS or any of its subsidiaries and any director or employee of ACS or any of its subsidiaries;

•

issue, deliver, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than the issuance of shares of common stock upon the exercise of ACS stock options or purchase rights under ACS’s 1995 employee stock purchase plan outstanding as of September 27, 2009 and in accordance with their terms on September 27, 2009;

•	amend the organizational documents of ACS;

•

directly or indirectly acquire any assets, rights or properties, or any person or division, business or equity interest of any person by merger, consolidation, asset purchase, investment, or capital contribution, or any other manner, except for (i) purchases of assets in the ordinary course of business consistent with past practice and (ii) other acquisitions, investments or capital contributions not exceeding $15 million in the aggregate;

•

sell, pledge, dispose of, abandon, lease, license, or otherwise encumber any properties, rights or assets of ACS or any of its subsidiaries that are material to ACS and its subsidiaries, taken as a whole, except sales, pledges, dispositions, leases, licenses or encumbrances (i) required pursuant to contracts existing as of September 27, 2009 or entered into after September 27, 2009 in compliance with the merger agreement, (ii) entered into in the ordinary course of business and (iii) of assets or properties of ACS or any of its subsidiaries having a value not to exceed in the aggregate $25 million;

•

incur or otherwise acquire, or modify in any material respect the terms of, any indebtedness for borrowed money (including capital leases) or assume, guarantee or endorse, or otherwise become responsible for, any such indebtedness of another person (other than ACS and any wholly-owned subsidiary of ACS), issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of ACS or any of its subsidiaries, enter into any “keep well” or other contract to maintain any financial statement condition of another person (other than ACS and any wholly-owned subsidiary of ACS) or enter into any arrangement (including any capital lease) having the economic effect of any of the foregoing, other than the issuance of letters of credit in the ordinary course of business in connection with customer contracts;

•	redeem, repurchase, prepay, defease or cancel any indebtedness for borrowed money other than as required in accordance with its terms or in the ordinary course of business

•	make any loans or advances to any person, other than to a wholly-owned subsidiary, except loans or advances to customers made in the ordinary course of business;

•

make any new capital expenditures (i) in excess of the amounts set forth in ACS’s capital expenditure budget or (ii) other than up to $15 million of other capital expenditures made or committed to in connection with the performance of customer or other commercial contacts entered into in the ordinary course of business;

•

pay, discharge, settle or satisfy any claims, liabilities, obligations, litigations or other proceedings that are material to ACS and its subsidiaries taken as a whole, except (i) as required by law or court judgment, (ii) to the extent disclosed, reflected or reserved against in ACS’s financial statements filed with the SEC prior to September 27, 2009 for amounts not in excess of such reserves, or (iii) those incurred in the ordinary course of business since the date of such financial statements;

•

enter into, materially modify, terminate, cancel or fail to renew any material contract or waive, release or assign any material rights or claims thereunder, or enter into, modify, amend or terminate any contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned, in each case as applicable, would reasonably be expected to prevent or materially delay or impair the ability of ACS and its subsidiaries to complete the merger and the other transactions contemplated by the merger agreement or impair in any material respect the ability of ACS and its subsidiaries to conduct its business as currently conducted;

•

except (i) as required by applicable law, (ii) as required to comply with any ACS benefit plan, agreement or other contract entered into prior to the date of the merger agreement or thereafter in accordance with Section 4.01 of the merger agreement or (iii) as required or advisable to avoid adverse treatment under Section 409A of the Internal Revenue Code:

•	adopt, enter into, terminate or amend any benefit plan or any other contract, plan or policy involving ACS and its employees;

•

grant any severance or termination pay to, or increase the compensation or fringe benefits of any ACS personnel except in the ordinary course of business consistent with past practice with respect to personnel with targeted annual cash compensation of $500,000 or less;

•	loan or advance any money or other material property to any current or former employee, director or consultant;

•	grant any equity or equity-based awards;

•	allow for the commencement of any new offering periods under any employee stock purchase plans;

•	remove any existing restrictions in any benefit plans or agreements or awards made thereunder;

•	take any action to fund or in any other way secure the payment of compensation or benefits under any benefit plan or employment, severance or similar agreement;

•	accelerate the vesting or payment of any compensation or benefit under any benefit plan or agreement or awards made thereunder; or

•

materially change any actuarial or other assumption used to calculate funding obligations with respect to any pension plan or change the manner in which contributions to any pension plan are made or the basis on which such contributions are determined;

•	except as required by applicable law, enter into, modify, amend or terminate any collective bargaining agreement with any labor union, other than in the ordinary course of business;

•

except as required by generally accepted accounting principles or as advised by ACS’s regular independent public accountant, make any change in financial accounting methods materially affecting the reported consolidated assets, liabilities or results of operations of ACS;

•	with respect to employees of ACS and its subsidiaries:

•

increase the number of employees of ACS and its subsidiaries based on the number of employees as of September 27, 2009 other than with respect to (i) employees hired in the ordinary course of business and (ii) employees acquired in connection with a permitted acquisition;

•

enter into an employment agreement with any person with targeted annual cash compensation in excess of $500,000 (other than with respect to employees hired pursuant to offers of employment outstanding on September 27, 2009 or with respect to newly hired employees filling essential positions, which in no event may exceed two people);

•	pay out any employee bonus or incentive compensation that is subject to the achievement of established performance goals where such performance goals are not achieved; or

•	set new bonus or incentive compensation performance targets for any employee, unless such performance targets are set in consultation with Xerox;

•	effect or permit a plant closing or mass layoff without complying with the notice requirements and all other provisions of the Worker Adjustment and Retraining Notification Act;

•	authorize or adopt, or publicly propose, a plan of complete or partial dissolution of ACS; or

•

outside of the ordinary course of ACS’s administration of its tax matters, adopt or change in any material respect any method of tax accounting in respect of recognition of income for U.S. federal income tax purposes, make or change any material tax election or file any amended material tax return.

Conduct of Business by Xerox

Xerox has agreed that, prior to the completion of the merger, unless ACS gives its prior written consent (which consent may not be unreasonably withheld or delayed) or as required by applicable law or as otherwise expressly permitted, contemplated or required by the merger agreement, it shall and shall cause its subsidiaries to:

•	carry on its business in the ordinary course; and

•

use commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it and governmental entities having regulatory dealings with it.

Xerox has also agreed that, prior to the completion of the merger, unless ACS gives its prior written consent (which consent will not be unreasonably withheld or delayed), or as required by applicable law or as otherwise expressly permitted, contemplated or required by the merger agreement, it shall not and shall not permit any of its subsidiaries to:

•

declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly-owned subsidiary of Xerox to its stockholders and quarterly cash dividends not in excess of $0.0425 per share, with record and payment dates materially consistent with past practice;

•	split, combine or reclassify any of Xerox’s capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of Xerox’s capital stock;

•

purchase, redeem or otherwise acquire any shares of Xerox’s capital stock or any other securities or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisition of capital stock or other securities (1) required by the terms of company stock plans or any award agreement or (2) required by terms of any plans, arrangements or contracts existing on September 27, 2009 between Xerox or any of its subsidiaries and any director or employee of Xerox or any of its subsidiaries;

•

issue, deliver, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than (i) the issuance of shares of common stock upon the exercise of Xerox stock options or settlement of restricted stock units in respect of Xerox common stock, (ii) the issuance of Xerox stock options and grant of restricted stock units in respect of Xerox common stock to employees, officers and directors of Xerox in the ordinary course of business and (iii) in connection with the financing for the merger and the transactions contemplated by the merger agreement;

•

amend (i) the certificate of incorporation of Xerox or Boulder Acquisition Corp. or (ii) the bylaws of Xerox or Boulder Acquisition Corp. in a manner that would adversely affect the holders of shares of ACS common stock whose shares are converted into shares of Xerox common stock at the effective time of the merger in a manner different than holders of shares of Xerox common stock prior to the effective time of the merger;

•

acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof, or dispose of assets of Xerox not in the ordinary course of business, in each case if such acquisition or disposition is material to Xerox and its subsidiaries, taken as a whole;

•

except for guarantees by Xerox of obligations of its subsidiaries in the ordinary course of business, incur or otherwise acquire any indebtedness for borrowed money, or assume, guarantee or endorse or otherwise become responsible for, any such indebtedness of another person, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of Xerox or any of its subsidiaries, enter into any “keep well” or other contract to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing if, in any such case, the taking of such action would or would reasonably be expected to prevent, impede or materially delay the availability of the financing for the merger and other transactions contemplated by the merger agreement;

•

enter into, materially modify or terminate any material contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would reasonably be expected to prevent or materially delay or impair the ability of Xerox and its subsidiaries to complete the merger and the other transactions contemplated by the merger agreement;

•

except as required by applicable law, adopt, enter into, amend or terminate any Xerox pension plan, Xerox retiree welfare plan or nonqualified deferred compensation plan in any manner that would or would reasonably be expected to prevent, impede or delay the availability of the financing for the merger and other transactions contemplated by the merger agreement;

•

except as required by generally accepted accounting principles or as advised by Xerox’s regular independent public accountant, make any change in financial accounting methods materially affecting the reported consolidated assets, liabilities or results of operations of Xerox;

•	authorize or adopt, or publicly propose, a plan of complete or partial dissolution of Xerox; or

•

outside of the ordinary course of Xerox’s administration of its tax matters, adopt or change in any material respect any method of tax accounting in respect of recognition of income for U.S. federal income tax purposes, make or change any material tax election or file any amended material tax return.

No Solicitation

Each of Xerox and ACS has agreed not to and to cause its subsidiaries not to, and to cause its and its subsidiaries’ directors, officers, employees, agents and representatives, including any investment banker, financial advisor, financing source, attorney, accountant or other advisor, agent, representative or controlled affiliate not to, directly or indirectly through another person:

•	solicit, knowingly initiate or knowingly encourage, or knowingly facilitate, any takeover proposal, as described below, or the making or consummation of any takeover proposal;

•

enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information in connection with, or enter into any agreement with respect to any takeover proposal;

•	waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any person with respect to the referenced company or any of its subsidiaries; or

•

take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation or any restrictive provision of any applicable anti-takeover provision in the referenced company’s certificate of incorporation or bylaws, inapplicable to any transactions contemplated by a takeover proposal.

In addition, under the merger agreement, each company has agreed to, and to cause its subsidiaries and its and their representatives to, immediately cease and cause to be terminated all discussions or negotiations existing as of September 27, 2009 with any person with respect to any takeover proposal and request the prompt return or destruction of all confidential information previously furnished in connection with any such takeover proposal.

For purposes of the merger agreement, “takeover proposal” means any proposal or offer from any third party relating to, or that could reasonably be expected to lead to:

•

any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any subsidiary of the referenced company) or businesses that constitute 15% or more of the revenues, net income or assets of the referenced company and its subsidiaries, taken as a whole, or 15% or more of any class of equity securities of the referenced company;

•	any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the referenced company; or

•

any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving the referenced company or any of its subsidiaries, in each case, pursuant to which any person or the stockholders of any person would own 15% or more of any class of equity securities of the referenced company or of any resulting parent company of the referenced company, in each case, other than the transactions contemplated by the merger agreement.

The merger agreement provides further that, notwithstanding the restrictions described above, if, at any time prior to obtaining the approval of its stockholders with regard to the merger agreement and the transactions contemplated by the merger agreement, in response to a bona fide written takeover proposal that the board of directors of such party (in the case of ACS, acting through the Special Transaction Committee, if then in existence) determines in good faith (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation) constitutes or could reasonably be expected to lead to a superior proposal, as described below, then such party and its representatives may, subject to compliance with its non-solicitation obligations described in this section and its obligation not to change its recommendation except as described below, and if and only to the extent that in connection with the actions below, the board of directors of such party concludes in good faith (after consultation with its outside legal advisors) that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law:

•

furnish information with respect to such party to the person making the takeover proposal (and its representatives) pursuant to a customary confidentiality agreement not less restrictive to that person than the provisions of the confidentiality agreement between such party and the other party (it being understood that such confidentiality agreement need not contain any standstill or similar obligation), provided that all of the information to be furnished has previously been provided or made available to the other party or its representatives or is provided or made available to the other party or its representatives prior to or substantially concurrent with the time it is provided to such person; and

•	participate in discussions or negotiations with the person making the takeover proposal (and its representatives) regarding the takeover proposal.

The merger agreement provides that the term “superior proposal” means any bona fide offer made by a third party that if consummated would result in such person (or its stockholders) owning, directly or indirectly, more than 50% of the shares of common stock of the referenced company then outstanding (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or more than 50% of the assets of the referenced company and it subsidiaries (including equity securities of any subsidiary), which the board of directors of the referenced company (in the case of ACS, acting through the Strategic Transaction Committee, if then in existence) reasonably determines (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation) taking into account all financial, legal, regulatory and other aspects of such proposal or offer (including any break-up fee, expense reimbursement provisions, conditions to closing and financing terms) and the person making the proposal or offer to be (i) more favorable to the stockholders of the referenced company from a financial point of view than the transactions contemplated by the merger agreement

(after giving effect to any changes to the terms of the merger agreement proposed by the other party in response to such offer or otherwise) and (ii) reasonably capable of being completed on terms set forth in the proposal.

Neither the board of directors of a party or any committee of the board of directors (including the Strategic Transaction Committee) may (i) withdraw, modify or qualify (or publicly propose to withdraw or modify or qualify) in any manner adverse to the other party its recommendation to stockholders or make any other public statement in connection with the special meeting of such party inconsistent with such recommendation (any actions described in clauses (i) are referred to in this joint proxy statement/prospectus as a “change in recommendation”) or (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or other similar contract (other than a confidentiality agreement) or any tender offer in connection with any takeover proposal.

Notwithstanding the foregoing restrictions regarding the ability of the board of directors of each company to make a change in recommendation, prior to obtaining the approval of the stockholders of such party with regard to the merger agreement and the transactions contemplated by the merger agreement, the board of directors of a party may:

•

make a change in recommendation in response to a material event or circumstance that was not known to the board of directors of such party on the date of the merger agreement and becomes known prior to stockholder approval of the merger agreement and transactions contemplated by the merger agreement (referred to in this joint proxy statement/prospectus as an “intervening event”), if the board of directors of such party (in the case of ACS, acting through the Strategic Transaction Committee, if then in existence) concludes in good faith, after consultation with outside advisors that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; and /or

•

make a change in recommendation and approve, adopt or recommend, or publicly propose to approve, adopt or recommend, a merger agreement, letter of intent or other similar contract in response to a superior proposal if the board of directors of such party (in the case of ACS, acting through the Strategic Transaction Committee, if then in existence) concludes in good faith, after consultation with outside advisors that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, provided, that, such party has provided to the other party three business days prior written notice advising that the board of directors intends to take such action, and if requested by the other party, such party shall engage in good faith negotiations with the other party to amend the merger agreement in such a manner that the failure by the board of directors to take such action would no longer reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

The merger agreement provides that each company must as promptly as practicable (and in any event within 48 hours after receipt) advise the other party orally and in writing of any takeover proposal and such notice must include, the identity of the person making the takeover proposal and a copy of such takeover proposal, including draft agreements or term sheets submitted in connection therewith (or a reasonably detailed description of such takeover proposal). The referenced company shall (i) keep the other party reasonably informed in all material respects of the status and details of takeover proposal and (ii) provide the other party as soon as reasonably practicable after receipt or delivery thereof copies of all correspondence and other written material sent or provided to such party or any of its subsidiaries from any person that describes any of the term or conditions of any takeover proposal.

The merger agreement provides that the no solicitation provisions described above or the obligations regarding the duty to recommend described below do not prohibit the board of directors of such party from (i) taking and disclosing to stockholders of such party a position contemplated by Rule 14e-2(a) under the

Exchange Act or making a statement contemplated by Rule 14d-9 under the Exchange Act. However, (i) compliance with such rules will in no way limit or modify the effect that any such action has under the merger agreement and (ii) in no event shall a party or its board of directors or any committee thereof (including the Strategic Transaction Committee) take, or agree or resolve to take, any action prohibited by restrictions regarding the ability of the board of directors of such party to make a change in recommendation.

For additional information on the Undertaking agreed to by ACS relating to its non-solicitation obligation under the merger agreement, see the section entitled “The Merger — Litigation Relating to the Merger” beginning on page 134.

Stockholder Meetings and Duty to Recommend

The merger agreement requires each of Xerox and ACS to take all actions necessary to duly call, give notice of, convene and hold the special meeting of its stockholders solely for the purpose of voting on the adoption of the merger agreement, in the case of ACS, or the issuance of shares of Xerox common stock in the merger, in the case of Xerox.

Each of the parties has agreed to take all lawful action to call, give notice of, convene and hold the special meeting and to hold a vote of the stockholders of such party on the adoption of the merger agreement or the issuance of shares of Xerox common stock, as applicable, at the special meeting. If the applicable board of directors has not made a change in recommendation, each company has agreed to solicit the adoption of the merger agreement or approval of the issuance of Xerox common stock, as applicable. The board of directors of each company also agreed to recommend adoption of the merger agreement or the issuance of Xerox common stock, as applicable, and not make a change in recommendation except in accordance with the no solicitation provisions described above. Each party’s obligation to hold a special meeting to vote on the transaction will not be affected by the commencement, public proposal, public disclosure of communication of any takeover proposal (whether or not a superior proposal) or by any change of recommendation by the board of directors of such party. In any case in which a party makes a change in recommendation as described above, such party shall nevertheless submit the merger agreement and the transactions contemplated by the merger agreement or the issuance of shares of Xerox common stock in the merger, as applicable, to a vote of its stockholders and this joint proxy statement/prospectus and any and all accompanying materials may include appropriate disclosure with respect to such change in recommendation.

In the November Stipulation agreed to by ACS and Xerox, Xerox has agreed that if the board of directors of ACS determines that ACS has received a superior proposal and withdraws its recommendation of the Xerox acquisition in connection with that superior proposal, Xerox will not enforce any provision of the merger agreement that would compel ACS to hold the ACS special meeting to vote on the transaction. For additional information on the November Stipulation, see the section entitled “The Merger — Litigation Relating to the Merger” beginning on page 134.

Non-U.S. Employee Notifications

To the extent required by law or contract, ACS has agreed to take such reasonable steps as ACS in good faith (having discussed with Xerox) considers to be necessary in respect of applicable notice or information and consultation requirements regarding any works council, labor agreements and non-U.S. law with respect to non-U.S. employees and shall provide to Xerox all material details of the information and consultation in respect of the non-U.S. employees pursuant to any applicable works council, labor agreements and non-U.S. law.

Reasonable Best Efforts

Xerox and ACS have agreed to use reasonable best efforts to take all actions and to do all things necessary, proper or advisable to complete the merger and the other transactions contemplated by the merger agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to complete the merger and the other transactions contemplated by the merger agreement. Each party has agreed to use reasonable best efforts to defend any action, whether brought by a governmental entity or a third party, challenging the merger or other transactions contemplated in the merger agreement (except that neither party is required to agree to any amendment or waiver under the merger agreement), to obtain any necessary consents, approvals or waivers from third parties and to execute and deliver any additional instruments necessary to complete the merger and other transactions contemplated in the merger agreement.

Governmental Approvals

Xerox and ACS have agreed to use their reasonable best efforts to obtain prompt termination of the waiting period under the HSR Act, as well as any other required waiting periods under applicable antitrust law. If any objections are asserted with respect to the merger or if any litigation or proceedings are instituted challenging the merger under applicable antitrust laws, or if any order is issued enjoining the merger under applicable antitrust laws, Xerox and ACS have agreed to use reasonable best efforts to resolve the objections, litigation or proceedings, or to have the order vacated. Neither Xerox nor ACS will acquire or agree to acquire any business, person, division or assets, or enter into any other transaction if entering into a definitive agreement relating to or the consummation of such acquisition or other transaction would be reasonably likely to materially increase the risk of not obtaining the applicable clearance, approval or waiver from a governmental entity charged with the enforcement of any antitrust law or materially delay obtaining such clearances, approvals or waivers.

Employee Benefits

For a period commencing on completion of the merger and ending on December 31, 2011, Xerox has agreed with ACS that the employees of ACS that continue to be employees of Xerox (or of the surviving corporation) following the merger will be entitled to receive compensation and employee benefits, including severance, that in the aggregate are no less favorable to the compensation and employee benefits provided to such employees as of the date of the merger agreement, except for such changes to the compensation and employee benefits as may be necessary to comply with applicable law and excluding equity and equity-based awards.

Xerox will generally cause the surviving corporation to honor all benefit obligations to and contractual rights of employees of ACS and its subsidiaries under the ACS benefit plans, and will recognize service with ACS prior to the merger for purposes of eligibility for vacation, and participation under defined contribution retirement and certain health or welfare plans, as well as eligibility for vesting of any company matching contributions and benefit accrual under any severance plan (to the extent such treatment would not result in duplicative benefits). For Xerox welfare plans in which employees of ACS and its subsidiaries participate after the merger, Xerox will waive limitations as to participation and coverage requirements for such employees to the same extent as applied by ACS plans prior to the effective time and will provide such employees credit for co-payments and deductibles paid prior to the effective time under ACS plans.

ACS Debt Tender Offers

The parties have agreed that, as soon as reasonably practicable after a written request by Xerox to do so, ACS will use its commercially reasonable best efforts to commence offers to purchase all of the outstanding aggregate principal amount of (i) the 4.70% senior notes due June 1, 2010 and (ii) the 5.20% senior notes due June 1, 2015 (referred to in this joint proxy/prospectus as the “notes”) on such terms and conditions, including pricing terms, that are specified, from time to time, by Xerox.

The closing of any tender offer for all or a portion of the notes will be conditioned on the closing of the merger, and ACS has agreed to use its commercially reasonable best efforts to provide, and cause its subsidiaries and their respective representatives to provide, cooperation reasonably requested by Xerox in connection with the debt tender offers (including providing certain legal opinions). Xerox has agreed to ensure that, at the effective time of the merger, Boulder Acquisition Corp. has all funds necessary in connection with any such debt tender offers.

In lieu of (or in addition to) commencing a debt tender offer for all or a portion of the notes, ACS has also agreed, if requested by Xerox in writing, to issue a notice of optional redemption for all outstanding principal amount of the notes of such series or take actions reasonably requested by Xerox that are reasonably necessary to satisfy and/or discharge and/or defease the notes.

Financing

Xerox has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to complete and obtain the financing for the merger on the terms and conditions described in the debt commitment letter, including using reasonable best efforts to (i) maintain in effect the debt commitment letter and if entered into prior to closing, the definitive documentation with respect to financing contemplated by the debt commitment letter (referred to in this joint proxy statement/prospectus as “definitive agreements”), (ii) negotiate and execute definitive agreements with respect to the financing, and upon execution thereof, deliver a copy to ACS, (iii) satisfy on a timely basis all conditions applicable to Xerox in the debt commitment letter that are within its control and to comply with its obligations under the debt commitment letter and (iv) enforce its rights under the debt commitment letter in the event of a breach by the financing sources that impedes or delays the closing, including seeking specific performance of the parties providing the financing.

If any portion of the financing contemplated by the debt commitment letter becomes unavailable, Xerox must use its reasonable best efforts to arrange and obtain alternative financing from alternative financial institutions as promptly as practicable following the occurrence of such event in an amount sufficient to complete the transactions contemplated by the merger agreement (including the repayment of the indebtedness of ACS and its subsidiaries required to be repaid, redeemed or otherwise satisfied), provided that without prior written consent of ACS, no such alternative financing (i) may be equity financing or (ii) may be on terms and conditions that are not in the aggregate, at least as favorable to Xerox and ACS than those in the debt commitment letter. Xerox has agreed to give ACS prompt oral and written notice of any material breach by any party to the debt commitment letter and any condition that is not likely to be satisfied or termination of the debt commitment letter (in no event will such notice be given later than 48 hours after the occurrence of such event). Xerox has also agreed to keep ACS informed on a reasonably current basis of the status of its efforts to arrange the financing. In the event Xerox commences an enforcement action to enforce its rights under the debt commitment letter or the definitive agreements, Xerox has agreed to keep ACS reasonable informed of the status of the enforcement action and, at ACS’s request to make its employees and representatives (other than its investment bankers or financing sources) reasonably available to discuss the enforcement action.

Xerox has the right to amend, replace, supplement or otherwise modify, or waive any of its rights under, the debt commitment letter and/or substitute other debt (but not equity financing) for all or any portion of the financing contemplated by the debt commitment letter from the same and/or alternative financing sources or reduce the amount of financing under the debt commitment letter in its reasonable discretion (but not to an amount below the amount that is required, together with the financial resources of Xerox and Boulder Acquisition Corp., to complete the merger) so long as such actions do not (i) expand upon the conditions precedent or contingencies to the financing as set forth in the debt commitment letter, (ii) prevent or impede or delay the completion of the merger and the other transactions contemplated by the merger agreement or (iii) provide for terms and conditions that are, in the aggregate, less favorable to Xerox and ACS than those in the debt commitment letter. On December 4, 2009, in connection with its financing of the merger, Xerox issued a total of $2.0 billion aggregate principal amount of Senior Notes in three series. Due to the issuance of the Senior Notes, the $3.0 billion commitment under the debt commitment letter was automatically reduced in an amount equal to the aggregate net proceeds received by Xerox from such issuance. The commitment was further reduced, at the request of Xerox, for a remaining commitment of $500 million as of December 4, 2009.

ACS has agreed to provide, and to cause its subsidiaries to provide, and to use its reasonable best efforts to cause each of its and their respective representatives, including legal, tax, regulatory and accounting, to provide all cooperation reasonably requested by Xerox in connection with the financing, including, but not limited to:

•

providing information relating to ACS and its subsidiaries to the financing parties (including information to be used in the preparation of an information package regarding the business, operations, financial projections and prospects of Xerox and ACS customary for such financing or reasonably necessary for the completion of the financing by the financing parties) to the extent reasonably requested by Xerox to assist in preparation of customary offering or information documents to be used for the completion of the financing as contemplated by the debt commitment letter;

•

participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers for the financing and senior management and representatives, with appropriate seniority and expertise, of ACS), presentations, road shows, drafting sessions, due diligence sessions (including accounting due diligence sessions) and sessions with the rating agencies;

•

assisting in the preparation of (1) any customary offering documents, bank information memoranda, prospectuses and similar documents (including historical and pro forma financial statements and information) for any of the financing and (2) materials for rating agency presentations;

•	cooperating with the marketing efforts for any of the financing;

•

executing and delivering (or using reasonable best efforts to obtain from its advisors), customary certificates, accounting comfort letters, legal opinions or other documents and instruments relating to guarantees and other matters ancillary to the financing as may be reasonably requested by Xerox as necessary and customary in connection with the financing;

•

assisting in (i) the preparation of and entering into one or more credit agreements, currency or interest hedging agreements, or other agreements or (ii) the amendment of any of ACS’s or its subsidiaries’ existing credit agreements, currency or interest hedging agreements, or other agreements, in each case, on terms satisfactory to Xerox and that are reasonably requested by Xerox in connection with the financing;

•

as promptly as practicable, furnishing Xerox and the financing parties with all financial and other information regarding ACS and its subsidiaries as may be reasonably requested by Xerox to assist in preparation of customary offering or information documents to be used for the completion of the financing as contemplated by the debt commitment letter;

•	using its reasonable best efforts, as appropriate, to have its independent accountants provide their reasonable cooperation and assistance;

•	using its reasonable best efforts to permit any cash and marketable securities of ACS and its subsidiaries to be made available to the Xerox and/or Boulder Acquisition Corp. at the closing;

•

providing authorization letters to the financing parties authorizing the distribution of information to prospective lenders and containing a representation to the financing parties that the public side versions of such documents, if any, do not include material non-public information about ACS or its affiliates or securities;

•	using its reasonable best efforts to ensure that the financing parties benefit from the existing lending relationships of ACS and its subsidiaries;

•

providing audited consolidated financial statements of ACS covering the three fiscal years immediately preceding the closing for which audited consolidated financial statements are currently available and unaudited financial statements of ACS (excluding footnotes) for any interim period or periods ended after the date of the most recent audited financial statements and at least 45 days prior to the effective time of the merger; and

•	cooperating reasonably with Xerox’s financing sources’ due diligence, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of ACS.

Xerox has also agreed to reimburse ACS for all reasonable out-of-pocket costs and to indemnify and hold harmless ACS, its subsidiaries, and their respective representatives from and against all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the financing and any information used in connection with the financing.

Indemnification and Insurance

Xerox has agreed to, and has agreed to cause Boulder Acquisition Corp. to, assume and honor the obligations with respect to all rights to indemnification and exculpation from liabilities as they exist as of September 27, 2009, including the advancement of expenses, for acts or omissions occurring at or prior to the effective time of the merger now existing in favor of the current or former directors or officers of ACS.

For six years after the effective time of the merger, Xerox has agreed to, and has agreed to cause Boulder Acquisition Corp. to maintain insurance that is no less favorable to the persons currently covered by ACS’s directors’ and officers’ liability insurance policy (referred to in this joint proxy statement/prospectus as “insurance indemnitees”) than ACS’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the effective time of the merger on terms with respect to such coverage and amounts no less favorable to the insurance indemnitees than those of such policy in effect as of the date of the merger agreement. However, prior to the effective time of the merger:

•

ACS may substitute the existing policies and purchase a single premium tail policy with respect to such directors’ and officers’ liability insurance with policy limits, terms and conditions at least as favorable to the insurance indemnitees as the limits, terms and conditions in the existing policies of ACS; or

•

if ACS does not substitute the existing policies as described, then Xerox may substitute policies of Xerox (policies must be from an insurance carrier with same or better credit rating than the current insurance carrier of ACS) that contains policy limits, terms and conditions at least as favorable as those in existing policies of ACS or request that ACS obtain such coverage under its existing insurance programs.

In connection with the above, neither ACS nor Xerox will pay a one-time premium in excess of a specified amount or be obligated to pay annual premiums, in the aggregate over a six-year period, in excess of a specified amount. The parties agreed that in the event such coverage cannot be obtained for such specified amount or less, Xerox and ACS will be obligated to obtain the maximum amount of coverage as may be obtained for such amount.

Takeover Laws

Each party has agreed to use reasonable best efforts to ensure that no state takeover or similar law becomes applicable to the merger agreement, the voting agreement, the merger or the other transactions contemplated by the merger agreement and the voting agreement, and if any takeover or similar law becomes applicable, to use reasonable best efforts to ensure the merger may be completed as promptly as practicable on the terms contemplated by the merger agreement and the voting agreement to otherwise minimize the effect of the takeover or similar law on the merger agreement, the voting agreement and the merger.

Conditions to the Merger

Conditions to Xerox’s and ACS’s Obligations to Complete the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver of various conditions (other than the conditions set forth in the first two bullets below, which may not be waived by either Xerox or ACS) that include the following:

•

the merger agreement has been adopted by the affirmative vote of holders of a majority in voting power of the outstanding shares of ACS common stock, voting together as a single class, and the affirmative vote of holders of a majority of the outstanding shares of ACS Class A common stock (other than those shares of ACS Class A common stock held, directly or indirectly, by holders of ACS Class B common stock), voting as a single, separate class, at the ACS special meeting or any adjournment or postponement thereof;

•

the issuance of shares of Xerox common stock in connection with the merger has been approved by the affirmative vote of holders of a majority in voting power of the shares of Xerox common stock represented at the Xerox special meeting or an adjournment or postponement thereof (provided that at least a majority in voting power of the shares of Xerox common stock outstanding are represented in person or by proxy at such meeting or any adjournment or postponement thereof);

•

shares of the Xerox common stock issuable to the stockholders of ACS pursuant to the merger and upon the conversion of the Xerox convertible preferred stock and the exercise of ACS stock options have been approved for listing on the NYSE, subject to official notice of issuance;

•

no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by a court or agency of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which ACS or any of its subsidiaries, or Xerox or any of its subsidiaries, engage in material business activities that prohibits the completion of the merger have been issued and remain in effect, and no statute, law, ordinance, rule or regulation (domestic or foreign) have been enacted, issued, enforced, entered, or promulgated in the United States or any such foreign jurisdiction that prohibits or makes illegal the completion of the merger;

•

all applicable waiting periods under the HSR Act have expired or been terminated and all consents required under any other antitrust laws in the United States and the European Union shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated;

•

all other consents, approvals and authorizations of any governmental entity required for ACS, Xerox or any of their subsidiaries to complete the merger, the failure of which to be obtained or taken, individually or in the aggregate, would have a material adverse effect on Xerox or ACS have been obtained; and

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, has become effective under the Securities Act and is not the subject of any stop order or proceedings seeking a stop order.

Conditions to Xerox’s and Boulder Acquisition Corp.’s Obligation to Complete the Merger

Xerox’s and Boulder Acquisition Corp.’s obligations to effect the merger are further subject to satisfaction or (to the extent permitted by law) waiver by Xerox on or prior to the closing date of the following conditions:

•

the representations and warranties of ACS contained in the merger agreement with respect to (i) capitalization, (ii) due authorization, (iii) the absence of any conflicts with ACS’s organizational documents, applicable laws, governmental orders or certain agreements, (iv) the absence of material adverse effect on ACS since June 30, 2009, (v) the vote required by ACS stockholders to adopt the merger agreement, (vi) the inapplicability of state takeover laws to the transactions contemplated by the merger and (vii) brokers’ and finders’ fees must, in each case, be true and correct in all material respects as of the closing date of the merger as though made on the closing date (except to the extent such representations and warranties expressly relate to a specified date, in which case such representations and warranties must be so true and correct as of such specified date);

•

the other representations and warranties of ACS contained in the merger agreement must be true and correct (without giving effect to any qualifications or limitations as to materiality or material adverse effect set forth therein) as of the closing date of the merger as though made on the closing date (except to the extent such representations and warranties expressly relate to a specified date, in which case such representations and warranties must be so true and correct as of such specified date), except for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on ACS;

•	ACS must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date of the merger;

•

Xerox shall have received from Simpson Thacher & Bartlett LLP, counsel to Xerox, a written opinion dated as of the closing date, to the effect that for U.S. federal income tax purposes the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code; and

•

Financing sources who are parties to the debt commitment letter (or in the event that alternative financing has been arranged, the financing sources who have committed to such alternative financing) shall not have declined to make the financing (or such alternative financing) available to Xerox primarily by reason of failure of either or both of the following Specified Financing Conditions:

•

Xerox has received (i) from Standard & Poor’s, within one week of the date of closing, a reaffirmation of the corporate credit rating of Xerox after giving effect to the merger and related transactions, which shall be BBB- or higher (stable) at closing and (ii) from Moody’s, within one week of the date of closing, a reaffirmation of the corporate family rating of Xerox after giving effect to the merger and related transactions, which shall be Baa3 or higher (stable) at closing. In addition, the credit ratings (after giving effect to the merger and related transactions, including, any issuance of certain debt securities of Xerox) of each issue of notes outstanding on the date of closing (not including the outstanding 8% trust preferred securities) of Xerox or any of its subsidiaries must be at least BBB- (stable) from Standard & Poor’s and Baa3 (stable) from Moody’s on the date of closing; or

•	since June 30, 2009, there must not have been a material adverse effect on either party.

Conditions to ACS’s Obligation to Complete the Merger

ACS’s obligation to effect the merger is further subject to satisfaction or (to the extent permitted by law) waiver by ACS on or prior to the closing date of the following conditions:

•

the representations and warranties of Xerox and Boulder Acquisition Corp. contained in the merger agreement with respect to (i) capitalization, (ii) due authorization, (iii) the absence of any conflicts with Xerox’s organizational documents, applicable laws, governmental orders or certain agreements, (iv) the absence of a material adverse effect on Xerox since September 30, 2007, (v) the required vote by Xerox stockholders to approve the issuance of shares of Xerox common stock and other transactions contemplated by the merger agreement, (vi) the inapplicability of state takeover laws to the transactions contemplated by the merger and (vii) brokers’ and finders’ fees, must, in each case, be true and correct in all material respects as of the closing date of the merger as though made on the closing date (except to the extent such representations and warranties expressly relate to a specified date, in which case such representations and warranties must be so true and correct as of such specified date);

•

the other representations and warranties of Xerox and Boulder Acquisition Corp. contained in the merger agreement must be true and correct (without giving effect to any qualifications or limitations as to materiality or material adverse effect set forth therein) as of the closing date of the merger as though made on the closing date (except to the extent such representations and warranties expressly relate to a specified date, in which case such representations and warranties must be so true and correct as of such specified date), except for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Xerox;

•

Xerox and Boulder Acquisition Corp. must have performed in all material respects all obligations required to be performed by them under the merger agreement at or prior to the closing date of the merger; and

•

ACS shall have received from Cravath, Swaine & Moore LLP, counsel to ACS, a written opinion dated the as of the closing date, to the effect that for U.S. federal income tax purposes the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

Termination

The merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger:

•	by mutual written consent of Xerox, ACS and Boulder Acquisition Corp.;

•	by either Xerox or ACS if:

•

the merger has not been completed on or before June 27, 2010, provided that a party will not have the right to terminate the merger agreement in this circumstance if a material breach of a representation, warranty or covenant in the merger agreement by such party has been a principal cause of the failure of the merger to be completed on or before June 27, 2010;

•

a governmental entity that must grant an approval of the merger that is required as a condition to closing has denied granting such approval and such denial has become final and non-appealable, or any governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger, and such order, decree, ruling or action shall have become final and non-appealable, provided that, in each case, the right to terminate the merger agreement in these circumstances will not be available to any party whose material breach of the merger agreement has been the principal cause of such governmental action;

•

the affirmative vote of holders of a majority in voting power of the outstanding shares of ACS common stock, voting together as a single class, and the affirmative vote of holders of a majority of the outstanding shares of ACS Class A common stock (other than those shares of ACS Class A common stock held, directly or indirectly, by holders of ACS Class B common stock), voting as a single, separate class, at the ACS special meeting or any adjournment or postponement thereof to adopt the merger agreement shall not have been obtained upon a vote taken thereon at the special meeting duly convened therefor or at any adjournment or postponement of the special meeting; or

•

the affirmative vote of the holders of a majority in voting power of the shares of Xerox common stock represented at the Xerox special meeting or any adjournment or postponement thereof (provided that at least a majority in voting power of the shares of Xerox common stock outstanding are represented in person or by proxy at such meeting or any adjournment or postponement thereof) to approve the issuance of Xerox common stock in connection with the merger shall not have been obtained upon a vote taken thereon at the special meeting duly convened therefor or at any adjournment or postponement of the special meeting;

•

by Xerox or ACS if the other party breaches or fails to perform any representation, warranty, covenant or agreement set forth in the merger agreement which breach or failure to perform (i) would give rise to the failure of a closing condition regarding the accuracy of the other party’s representations and warranties or the other party’s compliance with its covenants and agreements and (ii) is incapable of being cured by the breaching party by June 27, 2010; or

•	by Xerox or ACS if prior to the stockholder approval of the other party required in connection with the transactions contemplated by the merger agreement:

•

the board of directors of the other party has withdrawn, modified or qualified in a manner adverse to its recommendation of the merger or the other party’s board of directors has approved, adopted or recommended or publicly proposed to approve, adopt or recommend, a takeover proposal;

•	the other party has materially breached its obligations or agreements regarding the non-solicitation of takeover proposals or the procedures relating to the ability of the board of directors to change its recommendation of the merger or the issuance of shares of Xerox common stock in connection with the merger, as applicable (excluding, in each case, inadvertent breaches or failures that are capable of being cured and that are cured within three business days following receipt of a written notice of such breach or failure from the referenced company);

•

the other party or its board of directors (or any committee thereof) has approved a merger agreement, letter of intent, purchase agreement or other similar contract with respect to a takeover proposal; or

•	the other party or its board of directors (or any committee thereof) has publicly proposed or announced its intention to do any of the actions described in the preceding the three bullets.

In the November Stipulation agreed to by ACS and Xerox, Xerox has agreed that if the board of directors of ACS determines that ACS has received a superior proposal and withdraws its recommendation of the Xerox acquisition in connection with that superior proposal, then, at the request of the board of directors of ACS, Xerox will terminate the merger agreement in accordance with its terms. For additional information on the November Stipulation, see the section entitled “The Merger — Litigation Relating to the Merger” beginning on page 134.

Effect of Termination

If the merger agreement is terminated as described in “— Termination” above, the merger agreement will be void and have no effect, and there will be no liability or obligation of any party under the merger agreement except that:

•

no termination will relieve any party from any liability or damages resulting from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in the merger agreement; and

•

designated provisions of the merger agreement, including (i) the confidential treatment of information, (ii) provisions regarding reimbursements of expenses and indemnification in connection with financing for the merger and the other transactions contemplated by the merger agreement, (iii) the ability of ACS or Xerox to specifically enforce the merger agreement or pursue damages against the other party and (iv) the allocation of fees and expenses, including, if applicable, the termination fees described below, will survive termination.

Termination Fees

The merger agreement contains certain termination rights and provides that ACS will owe Xerox a cash termination fee of $194 million (referred in this joint proxy statement/prospectus as an “ACS termination fee”) by wire transfer of same-day funds on the second business day following the date of termination of the merger agreement by Xerox under specified circumstances, including:

•	a change in the recommendation of the ACS board of directors; or

•	approval by ACS of a merger agreement, letter of intent, purchase agreement or other similar contract with respect to a takeover proposal.

Xerox will owe ACS a cash termination fee of $235 million (referred to in this joint proxy statement/prospectus as a “Xerox termination fee”) by wire transfer of same-day funds on the second business day following the date of termination of the merger agreement by ACS if the merger agreement is terminated under specified circumstances, including:

•	a change in the recommendation of the Xerox board directors; or

•	approval by Xerox of a merger agreement, letter of intent, purchase agreement or other similar contract with respect to a takeover proposal.

If Xerox stockholder approval is not obtained upon a vote taken at the special meeting duly convened or at any adjournment or postponement of the meeting, Xerox will pay ACS a fee in the amount of $65 million in cash by wire transfer of same-day funds on the second business day following the date of such meeting or adjournment or postponement. If the vote down fee is paid by Xerox to ACS, the Xerox termination fee, if any, that is later paid by Xerox to ACS will be reduced by the amount of the vote down fee.

In the event a takeover proposal has been made to a party or its stockholders or has otherwise become publicly known, and the merger agreement is thereafter terminated for any of the following reasons:

•	the merger was not completed on or before June 27, 2010;

•

such party (or Boulder Acquisition Corp., in the case of Xerox) has breached any of its covenants set forth in the merger agreement and the breach is not curable by such party (or Boulder Acquisition Corp., in the case of Xerox) by June 27, 2010;

•	such party has breached its no-solicitations obligations or obligations with regard to recommendation by its board of directors;

•	in the case of ACS, the stockholder approvals were not obtained upon a vote taken at the ACS special meeting duly convened or at any adjournment or postponement thereof; or

•

such party or its board of directors (or any committee of its board of directors) has publicly proposed or announced its intention to make a change of recommendation or has approved or recommended a merger agreement, letter of intent, purchase agreement or similar contract with respect to a takeover proposal;

then, if within 12 months after the termination of the merger agreement described above, such party enters into a definitive agreement with respect to, or consummates, any takeover proposal (regardless of whether such takeover proposal is the same as the takeover proposal that was publicly disclosed or announced prior to the termination of the merger agreement), then such will be obligated to pay to the other party the ACS termination fee or Xerox termination fee (less the amount of any vote down fee previously paid), as applicable, on the earlier of such execution or consummation. For purposes of determining whether the termination fee is payable under the circumstances described in the previous sentence, the term takeover proposal has the meaning described under “— Covenants and Agreements — No Solicitation,” except that the references to “15%” in the definition of takeover proposal will be deemed to be references to “50%.”

In the event the merger agreement is terminated by a party because the merger was not completed on or before June 27, 2010, and all of the conditions to closing other than (i) the condition relating to Xerox’s financing sources not declining to make the financing (or alternative financing, if applicable) available primarily by reason of the failure to satisfy either or both of the Specified Financing Conditions and (ii) conditions by their nature that cannot be satisfied until the date of closing but which conditions would be satisfied if the date of closing were the date of such termination, have been satisfied or waived on or prior to the date of such termination, then Xerox has agreed to pay ACS a fee in the amount of $323 million (referred to in this joint proxy statement/prospectus as a “reverse breakup fee”) payable within two business days after such termination. However, no reverse breakup fee will be payable to ACS if the failure of the availability of financing condition was a result of a material adverse effect on ACS.

If either party receives the termination fee or reverse termination fee, as applicable, in accordance with the provisions of the merger agreement, the payment of the termination fee will be such party’s sole and exclusive remedy against the other party and its subsidiaries, affiliates, and representatives (including financing sources) and neither the party paying such termination fee or reverse termination fee nor any of its subsidiaries, affiliates or representatives (including financing sources) will have any further liability or obligation relating to or arising out of the merger agreement or the transactions contemplated thereby.

Amendment and Waiver

Amendment

The merger agreement may be amended solely by an instrument in writing signed on behalf of the parties, either before or after the stockholders of each of the parties have adopted the merger agreement or approved the issuance of shares of Xerox common stock in connection with the merger, as applicable. However, following such stockholder approvals, no amendment may be made that by law requires further approval of ACS stockholders or Xerox stockholders, as applicable, unless the required approval is obtained.

Waiver

At any time prior to the effective time of the merger, Xerox and ACS may:

•	extend the time for the performance of any of the obligations or other acts of the other parties;

•	to the extent permitted by law, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•	to the extent permitted by law, waive compliance with any of the agreements or conditions contained in the merger agreement.

Specific Performance; Third-Party Beneficiaries

Specific Performance

The parties to the merger agreement are entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware, this being in addition to any other remedy to which the parties are entitled at law or in equity. The parties have agreed to bring any action against the financing sources relating to the merger agreement and the transactions contemplated by the merger agreement, including any dispute relating to the debt commitment letters, in the Supreme Court of the State of New York, County of New York or the United States District Court for the Southern District of New York.

Third-Party Beneficiaries

The merger agreement is not intended to and does not confer upon any person other than the parties thereto any legal or equitable rights or remedies, except for:

•

following the completion of the merger, each holder of ACS common stock is entitled to enforce the provisions of the merger agreement to the extent necessary to receive the merger consideration to which such holder is entitled;

•

prior to the completion of the merger, each holder of ACS common stock shall be a third-party beneficiary of the merger agreement for the purpose of pursuing claims for damages (including damages based on the loss of the economic benefits of the merger, including the loss of the premium offered to such holder) under the merger agreement in the event of a failure by Xerox or Boulder Acquisition Corp. to effect the merger as required by the merger agreement or a material breach by Xerox or Boulder Acquisition Corp. that contributed to a failure of any of the conditions to closing from being satisfied, provided, that the rights granted pursuant to the foregoing clause are only enforceable only by ACS in its sole and absolute discretion on behalf of the holders of ACS common stock and any amounts received by ACS in connection with such rights may be retained by ACS;

•

the provisions relating to payment of the termination fee as the exclusive remedy against a party and its affiliates and representatives (including financing sources) will be enforceable by each affiliate and representative (including any of the financing sources) of a party;

•	the jurisdiction provision will be enforceable by each financing source; and

•

from and after the effective time of the merger, the provisions in the merger agreement relating to indemnification and exculpation from liability for the directors and officers of ACS shall be enforceable by each indemnified party and each insurance indemnitee and his or her heirs.

THE VOTING AGREEMENT

The following is a summary of the material provisions of the voting agreement. This summary is qualified in its entirety by reference to the voting agreement, which is incorporated by reference in its entirety and attached to this joint proxy statement/prospectus as Annex B. We encourage you to read the voting agreement carefully and in its entirety.

Concurrently with the execution of the merger agreement, Xerox executed a voting agreement with Mr. Deason to facilitate the merger of Xerox and ACS. As of September 27, 2009, and as of the ACS record date, Mr. Deason beneficially owned 2,140,884 shares of ACS Class A common stock and 6,599,372 shares of ACS Class B common stock, which represented approximately 43.6% of the outstanding voting power of ACS on September 27, 2009 and 43.31% of the outstanding voting power of ACS on the ACS record date.

Voting of Shares

Under the voting agreement, and as further described below, Mr. Deason has agreed, prior to the termination of the voting agreement, to appear at any meeting of the ACS stockholders or otherwise cause his shares of ACS common stock to be counted as present for the purpose of establishing a quorum and, except if permitted by the merger agreement, to vote his shares or cause his shares to be voted:

•	in favor of the adoption of the merger agreement and any other action reasonably requested by Xerox in furtherance thereof;

•

against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of ACS contained in the merger agreement, or of Mr. Deason contained in the voting agreement; and

•

against any takeover proposal (as described under “The Merger Agreement — Covenants and Agreements — No Solicitation” beginning on page 144) and against any other action, agreement or transaction that is intended, or could reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the merger or other transactions contemplated by the merger agreement or the voting agreement or the performance by ACS of its obligations under the merger agreement or by Mr. Deason of his obligations under the voting agreement, including (i) any extraordinary corporate transaction involving ACS, such as a merger, consolidation or other business combination, (ii) any sale, lease or transfer of a material amount of assets of ACS or any reorganization, recapitalization or liquidation of ACS, or (iii) any change in the capitalization or dividend policy of ACS or any amendment or other change to ACS’s certificate of incorporation or bylaws.

Except as described below, the obligations of Mr. Deason to vote as described in the paragraph above apply whether or not the merger or any action described above is recommended by the ACS board of directors. However, if the ACS board of directors changes its recommendation of the merger in a manner adverse to Xerox, the obligation of Mr. Deason to vote in the manner described in the paragraph above will only apply to a number of Mr. Deason’s shares equal to 21.8% of the total voting power of the outstanding shares of ACS common stock (referred to in this joint proxy/prospectus as the “Locked-Up Shares”), with the remaining shares, subject to the following sentence, being required to be voted in a manner that is proportionate to the manner in which all other shares of ACS common stock not beneficially owned by Mr. Deason are voted at the ACS special meeting. If the ACS board of directors changes its recommendation of the merger in a manner adverse to Xerox in connection with a superior proposal (as described under “The Merger Agreement — Covenants and Agreements — No Solicitation” beginning on page 144), Mr. Deason is entitled to vote the remaining shares in any manner he chooses.

In the November Stipulation agreed to by ACS and Xerox, Xerox agreed that if the board of directors of ACS determines that ACS has received a superior proposal, Xerox will not enforce any provision of the voting agreement that obligates Mr. Deason to vote any of his shares of ACS common stock in favor of the adoption of the merger agreement or against any such superior proposal. For additional information on the November Stipulation, see the section entitled “The Merger — Litigation Relating to the Merger” beginning on page 134.

Grant of Proxy

In furtherance of the voting agreement, Mr. Deason granted an irrevocable proxy to designated officers of Xerox to vote his shares in the manner described in the two immediately preceding paragraphs.

Transfer and Other Restrictions

Mr. Deason has agreed that beginning September 27, 2009 until the termination of the voting agreement, he will not:

•

sell, transfer, assign, pledge or similarly dispose of any of his shares of ACS common stock, beneficial ownership thereof, or any other interest therein (except to descendants, heirs, trustees or certain specified trusts, in each case, that agree to be bound by the terms of the voting agreement);

•

enter into any agreement, arrangement or understanding with any person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, Mr. Deason’s representations, warranties, covenants and obligations under the voting agreement; or

•	take any action that could restrict or otherwise affect Mr. Deason’s legal power, authority and right to comply with and perform his covenants and obligations under the voting agreement.

However, if the ACS board of directors changes its recommendation of the merger in a manner adverse to Xerox in connection with a superior proposal, the transfer and other restrictions described in the paragraph above will only apply to the Locked-Up Shares.

No Solicitation

Mr. Deason has also agreed not to, and not to permit any of his affiliates or representatives to:

•	solicit, knowingly initiate or knowingly encourage, or knowingly facilitate any takeover proposal or the making or consummation thereof;

•

enter into, continue or participate in any discussions or negotiations regarding, or furnish to any person any information in connection with, or enter into any agreement with respect to, any takeover proposal;

•

waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any person (other than Xerox) in favor of Mr. Deason and with respect to ACS or any its subsidiaries;

•

make or participate in, directly or indirectly, a solicitation of proxies or similar rights to vote, or seek to advise or influence any person, with respect to the voting of ACS common stock, other than to recommend the adoption of the merger agreement and as otherwise expressly provided in the voting agreement;

•	approve, adopt or recommend, or publicly propose to approve, adopt or recommend any agreement providing for, with respect to, or in connection with any takeover proposal; or

•	agree or publicly propose to do any of the foregoing.

However, if the ACS board of directors has determined in accordance with the merger agreement that a takeover proposal constitutes or could reasonably be expected to lead to a superior proposal:

•	Mr. Deason is entitled to participate in discussions or negotiations regarding such takeover proposal; and

•

if in such instance, the ACS board of directors changes its recommendation of the merger in a manner adverse to Xerox in connection with a superior proposal, Mr. Deason is entitled to enter into a voting agreement or proxy with respect to his shares, other than the Locked-Up Shares.

For the purposes of the voting agreement, the terms takeover proposal and superior proposal have the meanings described under “The Merger Agreement — Covenant and Agreements — No Solicitation” beginning on page 144.

Waiver of Appraisal Rights

To the fullest extent permitted by applicable law, Mr. Deason has waived any rights of appraisal or rights to dissent from the merger that he may have under applicable law.

Termination

The voting agreement will terminate on the earliest of:

•	the effective time of the merger;

•	the termination of the merger agreement; and

•

the making of any waiver, amendment or other modification of the merger agreement or the terms of the Convertible Preferred Stock that (i) reduces the amount or value of, or changes the type of, consideration payable to holders of ACS Class A common stock or ACS Class B common stock in the merger or (ii) is otherwise adverse to holders of ACS Class A common stock or ACS Class B common stock.

DESCRIPTION OF DEBT FINANCING

Overview

The financing in connection with the merger could take any of several forms or any combination of them, including but not limited to the following: (i) Xerox may draw up to $500 million under a new senior unsecured bridge facility, which would be provided pursuant to a debt commitment letter, dated September 27, 2009, from JPMorgan Chase Bank, N.A. and J.P. Morgan Securities, Inc. to Xerox; (ii) Xerox may issue senior notes in the public and/or private capital markets; (iii) Xerox may borrow under its existing credit agreement and (iv) Xerox may use cash on hand. On December 4, 2009, in connection with its financing of the merger, Xerox issued a total of $2.0 billion aggregate principal amount of Senior Notes in three series. Due to the issuance of the Senior Notes, the $3.0 billion commitment under the debt commitment letter was automatically reduced in an amount equal to the aggregate net proceeds received by Xerox from such issuance. The commitment was further reduced, at the request of Xerox, for a remaining commitment of $500 million as of December 4, 2009. As of the date hereof, Xerox has not entered into, and does not intend to enter into, any definitive loan agreements for a bridge facility.

Bridge Facility

Pursuant to the terms of the debt commitment letter, the proceeds of a new bridge facility will be used (i) first, to repay or redeem ACS’s indebtedness outstanding on the closing date other than its 5.20% senior notes due 2015, 4.70% senior notes due 2010 and capitalized lease obligations and (ii) second, to fund, in part the cash consideration for the acquisition and pay certain fees and expenses in connection with the merger.

The bridge facility will mature on the first anniversary of the closing date; nonetheless, subject to certain conditions, Xerox may elect to (a) extend the maturity date of the aggregate principal amount of the bridge facility to the second anniversary of the closing date and (b) further extend the maturity date of the aggregate principal amount of the bridge facility to the third anniversary of the closing date.

The commitment to provide the financing is granted, subject to certain conditions, pursuant to a debt commitment letter, dated September 27, 2009, from JPMorgan Chase Bank, N.A. and J.P. Morgan Securities, Inc. to Xerox and will terminate upon the first to occur of (i) the completion of the acquisition, (ii) the execution and delivery of the definitive documentation for the bridge facility, (iii) the abandonment or termination of the merger agreement, (iv) a material breach by Xerox of its obligations under the debt commitment letter and (v) 11:59 p.m., New York City time, on the date that is nine months after the date of the debt commitment letter.

A copy of the debt commitment letter is filed as an exhibit to the Current Report on Form 8-K filed by Xerox on September 28, 2009, which is incorporated by reference in this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 181. You are urged to read the debt commitment letter carefully.

Interest Rate

Borrowings under the bridge facility will bear interest, at Xerox’s option, at a rate equal to either (a) the highest of (i) the rate of interest publicly announced by JPMorgan Chase Bank, N.A. as its prime rate in effect at its principal office in New York City, (ii) the federal funds effective rate from time to time plus 0.5% and (iii) the one month adjusted London interbank offered rate plus 1.0% plus the applicable margin or (b) the rate (adjusted for any statutory reserve requirements for eurocurrency liabilities) for eurodollar deposits having a maturity closest to the applicable interest period appearing on Page 3750 of the Telerate screen plus the applicable margin. The applicable margin for borrowings under the bridge facility may change depending on Xerox’s achievement of certain ratings.

Prepayments and Redemptions

Subject to certain exceptions, the commitments in respect of the bridge facility under the debt commitment letter or other definitive documentation shall be permanently reduced, and after the closing date, the outstanding loans under the bridge facility shall be prepaid:

•	with the net cash proceeds of the sale or other disposition of any property or assets outside the ordinary course of business (including, without limitation, insurance and condemnation proceeds);

•	with the net cash proceeds of certain issuance of equity interests; and

•	with the net cash proceeds received from the incurrence of certain indebtedness for borrowed money.

Prior to the closing date, commitments under the bridge facility may be reduced in whole or in part at the election of Xerox without premium or penalty. Following the closing date, the bridge facility may be prepaid in whole or in part at the election of Xerox without premium or penalty; provided that loans bearing interest with reference to the eurodollar rate will be prepayable only on the last day of the related interest period unless Xerox pays any related breakage costs.

Guarantee

All obligations under the bridge facility will be jointly and severally guaranteed by each guarantor of the existing credit facility dated as of April 30, 2007 among Xerox, Citibank, N.A., as administrative agent, and the other lenders party thereto (which, as amended, restated, supplemented or otherwise modified from time to time, we refer to in this joint proxy statement/prospectus as the “existing credit facility”), if any, as well as each guarantor of the issuance of senior unsecured notes in a public offering or Rule 144A private placement as contemplated by the debt commitment letter, if any.

Covenants and Events of Default

The Bridge Facility will contain a number of covenants that, subject to certain exceptions, contain:

•	limitations on subsidiary indebtedness;

•	limitations on liens;

•	limitations on dividends and share repurchases;

•	limitations on restrictions on subsidiary distributions and negative pledges;

•	limitations on investments in less than majority-owned entities and on acquisitions of entities and business units;

•	limitations on acquisitions and other fundamental changes of Xerox or any guarantor;

•	limitations on speculative hedge agreements;

•	limitations on changes in nature of business; and

•	limitations on prepayments of indebtedness prior to scheduled maturity (other than borrowings under revolving credit facilities).

In addition, the bridge facility will include a maximum leverage ratio and minimum interest coverage ratio, which will be the same as in the existing credit facility; provided that if the existing credit facility is amended as contemplated in the debt commitment letter, the financial covenants will be the same as in the existing credit facility as so amended but in any event the maximum leverage ratio shall not be higher than the ratios provided in the debt commitment letter.

The bridge facility will also contain certain customary events of default, including relating to non-payment, breach of covenants, cross-default, bankruptcy and change of control.

DESCRIPTION OF XEROX CAPITAL STOCK

The following discussion is a summary of the terms of the capital stock of Xerox and should be read in conjunction with the section entitled “Comparative Rights of Xerox and ACS Stockholders” beginning on page 168. This summary is not meant to be complete and is qualified by reference to the relevant provisions of the New York Business Corporation Law (which we refer to in this joint proxy statement/prospectus as the “NYBCL”) and the restated certificate of incorporation of Xerox and the by-laws of Xerox, which we refer to in this joint proxy statement/prospectus as the “certificate of incorporation and bylaws of Xerox.” You are urged to read those documents carefully. Copies of the certificate of incorporation and bylaws of Xerox are incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 181.

Authorized Capital Stock

Under the certificate of incorporation of Xerox, Xerox’s authorized capital stock consists of 1,750,000,000 shares of common stock, par value $1.00 per share, 600,000 shares of Class B stock (which we refer to in this joint proxy statement/prospectus as the “Xerox Class B stock”), par value $1.00 per share, and 22,043,067 shares of cumulative preferred stock, par value $1.00 per share (which we refer to in this joint proxy statement/prospectus as the “Xerox preferred stock”). As of December 11, 2009, there were 869,315,707 shares of Xerox common stock issued and outstanding, no shares of Xerox Class B stock issued and outstanding and no shares of Xerox preferred stock issued and outstanding. Only Xerox common stock and Xerox Convertible Preferred Stock will be issued in the merger.

Voting Rights

Except as otherwise specifically provided in the certificate of incorporation and except as otherwise provided by law, voting rights upon any and all matters are vested exclusively in the holders of Xerox common stock and Xerox Class B stock, with each share of Xerox common stock and Xerox Class B stock having one vote. Notwithstanding the foregoing, if six quarterly dividends on any series of Xerox preferred stock are in default (whether or not consecutive), the holders of the outstanding shares of Xerox preferred stock have the right to elect, voting as a class, two additional members to the Xerox board of directors, which right continues until such default is cured. In addition, the separate vote or consent of the holders of outstanding shares of Xerox preferred stock, or of any series thereof, may be required to authorize certain corporate action.

Except as otherwise specifically provided in the certificate of incorporation and except as otherwise provided by law, any action to be taken by the stockholders at any general meeting at which a quorum is in attendance shall be decided by the majority of the votes cast in favor of or against such action. Abstentions do not count as a vote cast.

Changes to Rights of Stockholders

The majority vote of any class or series of shares of Xerox stock is required for any amendments to the certificate of incorporation of Xerox which would (i) limit such class or series’ right to vote on any matter; (ii) alter certain terms of such class or series in a manner that is adverse to such class or series or any holder thereof; or (iii) authorize any class or series of stock ranking prior to such series or class.

The vote of the holders of two-thirds of the outstanding shares of Xerox preferred stock, voting separately as a class, is required to (i) authorize or increase the authorized amount of, any class of stock ranking prior to the Xerox preferred stock, (ii) authorize any amendment, alteration or repeal of the certificate of incorporation or bylaws which would adversely affect the rights, preferences, privileges or voting power of the Xerox preferred stock or any holder thereof and (iii) authorize the voluntary liquidation, dissolution or winding up of Xerox, or the sale, lease or conveyance (other than by mortgage) of all or substantially all the property or business of

Xerox, or the consolidation or merger of Xerox with or into any other corporation, except any such consolidation or merger wherein none of the rights, preferences, privileges or voting powers of any series of the Xerox preferred stock or the holders thereof are adversely affected.

Quorum

Holders of a majority in voting power of the Xerox common stock issued and outstanding and entitled to vote thereat, represented (whether in person or by proxy) at the meeting, will constitute a quorum to conduct business at any Xerox meeting. In the absence of a quorum, the stockholders entitled to vote thereat and represented (whether in person or by proxy) at the meeting will have the power to adjourn the meeting.

Dividends

The holders of Xerox common stock and Xerox Class B stock are entitled to receive, from funds legally available for the payment thereof, pro rata dividends as and when declared by the Xerox board of directors, subject to any preferential dividend rights granted to the holders of any outstanding Xerox preferred stock.

So long as any shares of Xerox preferred stock are outstanding, no dividends can be paid or declared at any time, and no distribution made, on any Xerox common stock or Xerox Class B stock unless (i) all dividends on the Xerox preferred stock of all series for all past quarter-yearly dividend periods have been paid and full dividends for the then current quarter-yearly period have been paid or declared and a sum sufficient for that payment has been set aside and (ii) Xerox has redeemed, retired or purchased all shares of Xerox preferred stock required to have been redeemed, retired or purchased at that time.

Pre-Emptive Rights

No holder of Xerox common stock, Xerox Class B stock, or Xerox preferred stock is entitled, as a matter of right, to subscribe for or purchase any part of any new or additional issue of stock of any class or any obligations or other securities convertible into, or exchangeable for, any stock of any class, whether authorized now or in the future and whether issued for cash or other consideration or by way of dividend.

Redemption

So long as any shares of Xerox preferred stock are outstanding, no Xerox common stock or Xerox Class B stock can be purchased or otherwise acquired for value or redeemed at any time by Xerox or any subsidiary unless (i) all dividends on the Xerox preferred stock of all series for all past quarter-yearly dividend periods have been paid and full dividends for the then current quarter-yearly period have been paid or declared and a sum sufficient for that payment has been set aside and (ii) Xerox has redeemed, retired or purchased all shares of Xerox preferred stock required to have been redeemed, retired or purchased at that time.

Rights Upon Liquidation, Dissolution or Winding Up

Upon the dissolution, liquidation or winding up of Xerox, after the payment in full of all preferential amounts to which the holders of Xerox preferred stock are entitled, the remainder of the assets available for distribution to Xerox stockholders will be distributed pro rata among the holders of shares of Xerox common stock and Xerox Class B stock.

Stock Exchange Listing

Xerox common stock is traded on the New York Stock Exchange and the Chicago Stock Exchange under the ticker symbol “XRX.”

Transfer Agent

The transfer agent for the common stock is Computershare Trust Company, N.A.

DESCRIPTION OF XEROX CONVERTIBLE PREFERRED STOCK

The following discussion is a summary of the terms of the Xerox Convertible Preferred Stock to be issued to holders to ACS Class B common stock. If Mr. Deason continues to be the sole holder of ACS Class B common stock at the effective time of the merger, the rights of the holders of Xerox Convertible Preferred Stock described herein will belong solely to him upon completion of the merger. This summary is not meant to be complete and is qualified by the description of the Xerox Convertible Preferred Stock in the certificate of amendment of the certificate of incorporation of Xerox, which establishes the rights, preferences, privileges, qualifications, restrictions and limitations relating to the Xerox Convertible Preferred Stock. You are urged to read the certificate of amendment carefully in its entirety. A copy of the certificate of amendment is incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 181.

Authorized Shares

Pursuant to the terms of the merger agreement, Xerox has agreed to issue 300,000 shares of Xerox Convertible Preferred Stock, having a liquidation preference of $1,000 per share, to the holders of ACS Class B common stock.

Dividends

Cash dividends will be payable quarterly on the Xerox Convertible Preferred Stock when, as and if declared by the Xerox board of directors, out of any funds legally available for the payment of dividends, on a cumulative basis, at a rate per year equal to 8.0% of the liquidation preference.

If Xerox does not pay dividends in full on any dividend payment date, cash dividends will be payable, on a cumulative basis, at a rate per year equal to 8.0% of the sum of the liquidation preference and the amount of accrued and unpaid dividends as of the most recent dividend payment date. In addition, if Xerox does not pay dividends in full on any dividend payment date, the ability of Xerox to declare, pay dividends on, redeem, purchase or otherwise acquire its common stock (including Xerox Class B stock) or any preferred stock ranking on a parity with or junior to the Xerox Convertible Preferred Stock, will be subject to certain restrictions. In accordance with the certificate of incorporation of Xerox, the holders of Xerox Convertible Preferred Stock will also have the right to appoint two members of the Xerox board of directors if six full quarterly dividend periods (whether or not consecutive) are in arrears. The right of the holders of Xerox Convertible Preferred Stock to appoint two members of the Xerox board of directors will cease when all arrearages in dividends have been paid and dividends for the current quarterly dividend period have been paid.

Conversion

Each share of Xerox Convertible Preferred Stock may be converted at any time, at the option of the holder, into 89.8876 shares of Xerox common stock (which reflects an initial conversion price of approximately $11.125 per share of Xerox common stock, which is a 25% premium over $8.90, which was the average closing price per share of Xerox common stock over the 7-trading day period ended on September 14, 2009, and the number used for calculating the exchange ratio in the merger agreement), subject to customary anti-dilution adjustments. In addition, the holder will have the right to convert, under certain circumstances, each share of Xerox Convertible Preferred Stock into shares of Xerox common stock at an increased conversion rate. On or after the fifth anniversary of the issue date, Xerox will have the right, at its option, to cause, under certain circumstances, any or all of the Xerox Convertible Preferred Stock to be converted into shares of Xerox common stock at the then applicable conversion rate.

Redemption

Upon the occurrence of certain fundamental change events, the holders of Xerox Convertible Preferred Stock have the right to require Xerox to redeem any or all of the Xerox Convertible Preferred Stock in cash at a redemption price per share equal to the liquidation preference and any accrued and unpaid dividends to, but not including the redemption date.

At any time on or following the fifth anniversary of a transfer by the holders of Xerox Convertible Preferred Stock to a person other than a permitted transferee, Xerox has the option to redeem any or all of such transferred shares of Xerox Convertible Preferred Stock in cash at a redemption price per share equal to the fair market value of such redeemed shares and any accrued and unpaid dividends to, but not including, the redemption date.

Voting Rights

Except as may be required by applicable law and as described below, the consent of the holders of at least two-thirds of the shares of Xerox Convertible Preferred Stock at the time outstanding, voting separately as a class, will be necessary to permit, effect or validate:

•	the authorization of, or any increase in the authorized amount of, any class of stock ranking prior to the Xerox Convertible Preferred Stock;

•

the amendment, alteration or repeal of any of the provisions of the certificate of incorporation or bylaws of Xerox (whether, directly or indirectly, by merger, consolidation or otherwise) which would affect adversely any right, preference, privilege or voting power of the Xerox Convertible Preferred Stock or of the holders thereof; and

•

the voluntary liquidation, dissolution or winding up of Xerox, or the sale, lease or conveyance (other than by mortgage) of all or substantially all of the property or business of Xerox, or the consolidation, merger or other business combination of Xerox with or into any other person, except any such sale, lease or conveyance (other than by mortgage) of all or substantially all of the property or business of Xerox or consolidation or merger or other business combination wherein none of the rights, preferences, privileges or voting powers of the Xerox Convertible Preferred Stock or the holders thereof are adversely affected.

The holders of Xerox Convertible Preferred Stock will have no voting rights with respect to any consolidation, merger or other business combination of Xerox with or into any other person, or sale, lease or conveyance (other than by mortgage) of all or substantially all of the property or business of Xerox, if:

•

to the extent Xerox is not the surviving person in such transaction, the holders of Xerox Convertible Preferred Stock will receive the stock of the entity surviving such transaction or to whom all or substantially all of the property or business of Xerox is sold, leased or conveyed, as the case may be, and such stock shall have voting powers, preferences and relative, participating, optional or other special rights as nearly equal as possible to those provided in the certificate of incorporation of Xerox; and

•

upon conversion of the Xerox Convertible Preferred Stock or the stock of the person surviving such transaction or to whom all or substantially all of the property or business of Xerox is sold, leased or conveyed, as the case may be, issued in accordance with such reorganization event, the holders of Xerox Convertible Preferred Stock will receive certain securities, cash or other property in connection with such reorganization event.

COMPARATIVE RIGHTS OF XEROX AND ACS STOCKHOLDERS

The rights of Xerox stockholders are currently governed by the NYBCL and the certificate of incorporation and bylaws of Xerox. The rights of ACS stockholders are currently governed by the DGCL, and the second amended and restated certificate of incorporation of ACS, as amended, and the amended bylaws of ACS, which we refer to in this joint proxy statement/prospectus as the “certificate of incorporation and bylaws of ACS.”

This section of the joint proxy statement/prospectus describes the material differences between the rights of Xerox stockholders and ACS stockholders.

This section does not include a complete description of all differences among the rights of Xerox stockholders and ACS stockholders, nor does it include a complete description of the specific rights of these stockholders. Furthermore, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences do not exist.

You are urged to read carefully the relevant provisions of the NYBCL and the DGCL, as well as the certificate of incorporation and bylaws of Xerox and the certificate of incorporation and bylaws of ACS. Copies of the certificate of incorporation and bylaws of Xerox and the certificate of incorporation and bylaws of ACS are filed as exhibits to the reports of Xerox and ACS incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 181.

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Authorized Capital	The aggregate number of shares which Xerox has the authority to issue is (i) 1,750,000,000 shares of Xerox common stock, par value $1.00 per share, (ii) 600,000 shares of Xerox Class B stock, par value $1.00 per share, and (iii) 22,043,067 shares of Xerox cumulative preferred stock, par value $1.00 per share.	The aggregate number of shares which ACS has the authority to issue is 517,000,000 shares, consisting of (i) 500,000,000 shares of ACS Class A common stock, par value $0.01 per share, (ii) 14,000,000 shares of ACS Class B common stock, par value $0.01 per share, and (ii) 3,000,000 shares of ACS preferred stock, par value $1.00 per share.

Voting Rights	Except as otherwise specifically provided in the certificate of incorporation and except as otherwise provided by law, voting rights upon any and all matters are vested exclusively in the holders of common stock and Class B stock with each share of common stock and Class B stock having one vote.	Each share of Class A common stock is entitled to one vote, and each share of Class B common stock is entitled to ten votes. Except as otherwise specifically provided in the certificate of incorporation or in the resolutions of the board of directors providing for the issuance of preferred stock and except as otherwise provided by law, all actions submitted to the stockholders will be voted on by the holders of Class A common stock and Class B common stock, voting together as a single class.

Class Voting	The NYBCL provides that holders of the outstanding shares of a class (or series) of stock are entitled to vote as a separate class in addition to the vote of all outstanding shares entitled to vote with respect to extraordinary transactions such as a plan of merger or consolidation or	Section 242 of the DGCL provides that holders of the outstanding shares of a class of stock are entitled to vote as a separate class with respect to any amendment to the certificate of incorporation that would (i) alter or change the powers, preferences or rights

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	share exchanges or amendment to the certificate of incorporation that would (i) limit such class’s voting rights, (ii) alter certain powers, preferences or rights of that class so as to adversely affect the holders of such class, or (iii) authorize any class or series of stock ranking prior to such series or class.	of that class so as to adversely affect the holders of such class or (ii) increase or decrease the aggregate number of authorized shares or the par value of the shares of such class.

Number and Election of Directors

The Xerox board of directors must consist of no less than five and no more than twenty-one directors. The number of directors is determined from time to time by resolution of a majority of the entire board of directors then in office, provided that no decrease in the number of directors will shorten the term of any incumbent director. At each annual meeting of stockholders, directors are elected to hold office until the next annual meeting.

Unless the election is contested, each director is elected by the affirmative vote of a majority of the votes cast for or against the director at any meeting for the election of directors at which a quorum is present. In a contested election, directors are elected by a plurality of the votes cast at a meeting of stockholders by the holders of shares entitled to vote in the election. An election is considered contested if as of the record date there are more nominees for election than positions on the board of directors to be filled by election at the meeting.

The ACS board of directors must consist of no less than three and no more than fifteen directors. The authorized number of directors may be determined from time to time only by a vote of a majority of the total number of directors of ACS. No decrease in the number of directors will shorten the term of any incumbent director.

The stockholders elect, by a plurality vote, the directors to succeed those whose terms expire at such annual meeting.

Vacancies on the Board of Directors and Removal of Directors

The bylaws provide that newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board of directors for any reason except the removal of directors without cause may be filled by a vote of a majority of the directors then in office, even if less than a quorum exists. A director elected to fill a vacancy will hold office until the next annual meeting.

Under Section 705 of the NYBCL, vacancies occurring on the board of directors by reason of the removal of directors without cause may be filled only by a vote of the stockholders unless

The certificate of incorporation provides that, subject to the rights, if any, of the holders of preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors will be filled solely by the majority vote of the remaining directors then in office, even though less than a quorum of the board of directors, or by a sole remaining director. The bylaws, however, provide that any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause may also be filled by the

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the certificate of incorporation or bylaws provide otherwise.

Section 706 of the NYBCL, subject to certain conditions, provides that any or all of the directors may be removed for cause by vote of the stockholders, and, if the certificate of incorporation or the specific provisions of a bylaw adopted by the stockholders so provides, directors may be removed by action of the board of directors. The bylaws of Xerox provide that the chairman of the board may be removed by the board of directors with or without cause, at any time.

affirmative vote of the stockholders or the chairman of the board of directors, and that any vacancy that is created with respect to a director who at such time was also the CEO, president, chief operating officer, chief financial officer, executive vice president, general counsel, secretary or treasurer of ACS will be filled only by the chairman.

The certificate of incorporation provides that at any annual meeting or special meeting of the stockholders where the notice for such meeting states that the removal of a director or directors is among the purposes of the meeting, the affirmative vote of the holders of at least 80% of the outstanding stock entitled to vote, voting together as a single class, can remove such director or directors with or without cause.

The bylaws provide that any director may be removed only in the manner provided in the certificate of incorporation.

Amendments to the Certificate of Incorporation

Under Section 803 of the NYBCL, subject to limited exceptions, amendments to the certificate of incorporation must be approved by vote of a majority of all outstanding shares entitled to vote on the proposed amendment, except that certificate of incorporation provisions requiring a greater or class vote may only be amended by such greater or class vote. In addition, Section 804 of the NYBCL provides that an amendment that negatively affects in certain ways holders of shares of a class or series requires authorization by a majority of the votes of all outstanding shares of the affected class or series

The Xerox certificate of incorporation provides that the vote of the holders of two-thirds of the outstanding shares of cumulative preferred stock, voting together as a class, is required to authorize any amendment, alteration or repeal of the certificate of incorporation which would adversely affect the rights, preferences, privileges or voting power of the cumulative preferred stock or any holder thereof.

Under Section 242 of the DGCL, unless the certificate of incorporation requires a greater vote, a proposed amendment to the certificate of incorporation must be approved by the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote as a class.

The certificate of incorporation of ACS specifically provides that the affirmative vote of 80% of the outstanding stock entitled to vote thereon, voting together as a single class, is required to amend or repeal, or to adopt any provisions inconsistent with the provisions concerning, among other things, directors and special meetings.

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Amendments to Bylaws

The Xerox bylaws provide that the bylaws may be amended, repealed or adopted by a majority of the votes of the shares at the time entitled to vote in the election of any directors. The bylaws may also be amended, repealed or adopted by the board of directors, but any bylaw adopted by the board of directors may be amended or repealed by stockholders entitled to vote thereon.

The certificate of incorporation provides that the vote of the holders of two-thirds of the outstanding shares of cumulative preferred stock, voting together as a class, is required to authorize any amendment, alteration or repeal of the bylaws which would adversely affect the rights, preferences, privileges or voting power of the cumulative preferred stock or any holder thereof.

The ACS bylaws provide that the bylaws may be amended in any respect or repealed at any time, either (i) at any meeting of stockholders, provided that any amendment or supplement proposed to be acted upon at any such meeting has been described or referred to in the notice of such meeting, or (ii) at any meeting of the board of directors, provided that no amendment adopted by the board of directors may vary or conflict with any amendment properly adopted by the stockholders.

The certificate of incorporation provides that certain bylaws concerning annual and special meetings, directors and amendments to bylaws may not be amended or repealed by the stockholders, and no provision inconsistent therewith may be adopted by the stockholders, without the affirmative vote of the holders of at least 80% of the outstanding stock entitled to vote thereon, voting together as a single class.

Ability to Call Special Meeting of Stockholders	Special meetings of the stockholders may be called at any time by the chairman of the board of directors or the board of directors.	Special meetings of the stockholders may be called only by (i) the chairman of the board of directors, (ii) the president and (iii) a majority of the total number of directors that ACS would have if there were no vacancies upon written request to the secretary.

Limitation of Personal Liability of Directors and Officers

The Xerox certification of incorporation provides that a person who is or was a director of Xerox is not personally liable to Xerox or its stockholders for damages for any breach of duty in such capacity, except to the extent that the NYBCL expressly provides.

Section 402 of the NYBCL permits corporations to eliminate or limit the personal liability of directors to the corporation or its stockholders for damages for any breach of duty in such capacity except liability of a director: (i) whose acts or omissions were in bad faith, involved intentional misconduct or a knowing violation of law; (ii) who personally gained a financial profit or

The ACS certificate of incorporation provides that no director is personally liable to ACS or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director to the full extent permitted by the DGCL or any other applicable law in effect.

Section 102 of the DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, the provision may not eliminate or limit the liability of a

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	other advantage to which he or she was not legally entitled; or (iii) whose acts violated certain provisions of New York law.	director for: (i) a breach of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends, certain stock repurchases or redemptions; or (iv) any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers	The Xerox bylaws provide that except to the extent expressly prohibited by law, Xerox will indemnify any person, made or threatened to be made, a party in any civil or criminal action or proceeding, including an action or proceeding by or in the right of Xerox to procure a judgment in its favor or by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of Xerox served in any capacity at the request of the Xerox, by reason of the fact that he or she, his or her testator or intestate is or was a director or officer of Xerox or serves or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity, against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys’ fees, incurred in connection with such action or proceeding, or any appeal therein, provided that no such indemnification shall be required with respect to any settlement unless Xerox shall have given its prior approval thereto. Such indemnification shall include the right to be paid advances of any expenses incurred by such person in connection with such action, suit or proceeding, consistent with the provisions of applicable law. In addition to the foregoing, Xerox is authorized to extend rights to indemnification and advancement of expenses to such persons by (i) resolution of the stockholders, (ii) resolution of the directors or (iii) an agreement, to the extent not expressly prohibited by law.

The ACS certificate of incorporation provides that each person who is or was or had agreed to become a director or officer, and each such person who is or was serving or who had agreed to serve at the request of the board of directors or an officer of ACS as an employee or agent of ACS or as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other entity, whether for profit or not for profit (including the heirs, executors, administrators or estate of such person), will be indemnified by ACS to the full extent permitted by the DGCL or any other applicable law in effect.

The bylaws provide that ACS will, to the fullest extent permitted by applicable law in effect, indemnify any person who is or was involved in any manner (including, without limitation, as a party or a witness) or is threatened to be made so involved in any threatened, pending, or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative, or investigative (including, without limitation, any action, suit, or proceeding by or in the right of ACS to procure a judgment in its favor) by reason of the fact that such person is or was or had agreed to become a director, officer, employee, or agent of ACS, or is or was serving at the request of the board of directors or an officer of ACS as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not for profit, or anything done or not by such person in any such capacity, against all expenses

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Under Section 722 of the NYBCL, a corporation may indemnify its directors and officers made, or threatened to be made, a party to any action or proceeding, except for stockholder derivative suits, if the director or officer acted in good faith, for a purpose that he or she reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, and, in addition, in criminal proceedings had no reasonable cause to believe his or her conduct was unlawful. In the case of stockholder derivative suits, the corporation may indemnify a director or officer if he or she acted in good faith for a purpose that he or she reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, except that no indemnification may be made in respect of (i) a threatened action, or a pending action that is settled or otherwise disposed of, or (ii) any claim, issue or matter as to which such individual has been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines, upon application, that, in view of all the circumstances of the case, the individual is fairly and reasonably entitled to indemnity for the portion of the settlement amount and expenses as the court deems proper.

Any individual who has been successful on the merits or otherwise in the defense of a civil or criminal action or proceeding will be entitled to indemnification. Except as provided in the preceding sentence, unless ordered by a court pursuant to Section 724 of the NYBCL, any indemnification under the NYBCL as described in the immediately preceding paragraph may be made only if, pursuant to Section 723 of the NYBCL, indemnification is authorized in the

(including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding. Such indemnification will be a contract right and will include the right to receive payment in advance of any expenses incurred by an indemnitee in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by ACS as authorized in the bylaws or otherwise.

The right of indemnification provided in the bylaws is not be exclusive of any other rights to which any person seeking indemnification may otherwise be entitled.

The indemnification and advancement of expenses provided by, or granted pursuant to the bylaws will, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

Section 145 of the DGCL provides that, subject to certain limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit

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specific case and after a finding that the director or officer met the requisite standard of conduct by the disinterested directors if a quorum is available, or, if the quorum so directs or is unavailable, (i) the board of directors upon the written opinion of independent legal counsel or (ii) the stockholders.

or proceeding, if the person: (i) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and (ii) in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145 of the DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorney fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Section 145 of the DGCL to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorney fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Preemptive Rights of Stockholders	No holder of common stock, cumulative preferred stock or Class B stock is entitled as a matter of right to subscribe for or purchase any part of any new or additional issue of stock of any class whatsoever, or of any obligations or other securities convertible into, or exchangeable for, any stock of any class whatsoever and whether issued for cash or other consideration or by way of dividend.	The holders of common stock are not entitled to any preemptive right to subscribe for, purchase or receive any part of any new or additional issue of stock of any class, or of bonds, debentures or other securities convertible into or exchangeable for stock.

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Dividends

The board of directors (i) may declare dividends whenever and in such amounts as, in its opinion, the condition of the affairs of Xerox render it advisable, (ii) may use and apply, in its discretion, any part or all of the surplus of Xerox in purchasing or acquiring any of the shares of stock of Xerox, and (iii) may set aside from time to time out of such surplus or net profits such sum or sums as it in its absolute discretion, may think proper as a reserve fund to meet contingencies or for equalizing dividends, or for the purpose of maintaining or increasing the property or business of Xerox, or for any other purpose it may think is in the best interest of Xerox.

Under the Xerox certificate of incorporation, so long as any shares of the cumulative preferred stock are outstanding, no dividends can be paid or declared at any time, and no distribution made, on any common stock or Class B stock (other than distributions in such common stock or Class B stock) unless (i) all dividends on the cumulative preferred stock of all series for all past quarter-yearly dividend periods have been paid and full dividends for the then current quarter-yearly period have been paid or declared and a sum sufficient for that payment has been set aside and (ii) Xerox has redeemed, retired or purchased all shares of cumulative preferred stock required to have been redeemed, retired or purchased at that time.

Under Section 510 of the NYBCL, the net assets of the corporation upon declaration or distribution must remain at least equal to the amount of the corporation’s stated capital.

After dividends have been declared and set aside for payment or paid on any series of preferred stock having a preference over the common stock with respect to payment of such dividends, the holders of common stock are entitled to receive and to share equally in, when, as and if declared by the board of directors, dividends per share, out of the funds legally available therefor, in such amounts as the board of directors may from time to time fix and determine, in its sole and absolute discretion.

Section 170 of the DGCL provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

State Anti-Takeover Statutes	Section 912 of the NYBCL generally provides that a New York corporation may not engage in a business combination with an interested stockholder for a period of five years following the interested stockholder’s becoming such. Such a business combination would be permitted where it	The DGCL contains a business combination statute that protects domestic corporations from hostile takeovers and from actions following such a takeover, by prohibiting some transactions once an acquiror has gained a significant holding in the corporation. Section 203 of the DGCL generally

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is approved by the board of directors before the interested stockholder’s becoming such, or within 30 days thereafter, if a good faith proposal regarding a business combination is made in writing.

Covered business combinations include certain mergers and consolidations, dispositions of assets or stock, plans for liquidation or dissolution, reclassifications of securities, recapitalizations and similar transactions. An interested stockholder is generally a stockholder owning at least 20% of a corporation’s outstanding voting stock.

In addition, New York corporations
may not engage at any time with any interested stockholder in a business combination other than: (i) a business combination approved by the board of directors before the stock acquisition, or where the acquisition of the stock had been approved by the board of directors before the stock acquisition; (ii) a business combination approved by the affirmative vote of the holders of a majority of the outstanding voting stock not beneficially owned by the interested stockholder at a meeting for that purpose no earlier than five years after the stock acquisition; or (iii) a business combination in which the interested stockholder pays a formula price designed to ensure that all other stockholders receive at least the highest price per share that is paid by the interested stockholder and that meets certain other requirements.

prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition date, either the business combination or the transaction that resulted in the person becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Transactions Involving Officers or Directors	Under the Xerox bylaws, no contract or other transaction between Xerox and one or more of its directors, or between Xerox and any other corporation, firm, association or other entity in which one or more of its directors are directors or officers, or are financially interested, is either void or voidable for this reason alone or by reason alone that such director or directors are present at the	Section 143 of the DGCL provides that a corporation may lend money to, or guarantee any obligation incurred by, its officers or directors if, in the judgment of the board of directors, the loan or guarantee may reasonably be expected to benefit the corporation. Section 144 of the DGCL provides that any other contract or transaction between the corporation and one or more of its

XEROX	ACS

meeting of the board of directors, or of a committee thereof, which approves such contract or transaction, or that his or her or their votes are counted for such purpose, provided that the parties to the contract or transaction establish affirmatively that it was fair and reasonable as to Xerox at the time it was approved by the board of directors, a committee, or the stockholders.

Any such contract or transaction may not be avoided by Xerox for the reasons set forth above if: (i) the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the board of directors or committee, and the board of directors or committee approves such contract or transaction by a vote sufficient for such purpose without counting the vote of such interested director or, if the votes of the disinterested directors are insufficient for such purpose, by unanimous vote of the disinterested directors (although common or interested directors may be counted in determining the presence of a quorum at a meeting of the board or directors or of a committee which approves such contract or transactions); or (ii) the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the stockholders entitled to vote thereon, and such contract or transaction is approved by vote of such stockholders.

Xerox may not lend money to or guarantee the obligation of a director unless the particular loan or guarantee is approved by the stockholders, with the holders of a majority of the shares entitled to vote thereon constituting a quorum, but shares held of record or beneficially by directors who are benefited by such loan or guarantee are not be entitled to vote or to be included in the determination of a quorum.

directors or officers is neither void nor voidable solely because the interested director or officer was present, participates or votes at the board or board committee meeting that authorizes the contract or transaction, if either: (i) the director’s or officer’s interest is made known to the disinterested directors or the stockholders of the corporation, who thereafter approve the transaction in good faith; or (ii) the contract or transaction is fair to the corporation as of the time it is approved or ratified by either the board of directors, a committee thereof, or the stockholders.

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Mergers, Consolidations or Certain Dispositions	Under Section 903 of the NYBCL, the consummation by a corporation of a merger or consolidation requires the approval of the board of directors and (i) a majority of the votes of all outstanding shares entitled to vote thereon for corporations in existence on September 1, 1963 where the certificate of incorporation expressly provides therefor, or corporations incorporated after September 1, 1963, and (ii) two-thirds of the votes of all outstanding shares entitled to vote thereon, for all other corporations.

Under the DGCL Section 251, a merger, consolidation or sale of all or substantially all of a corporation’s assets must be approved by the board of directors and by a majority of the outstanding stock of the corporation entitled to vote thereon. However, no vote of stockholders of a constituent corporation surviving a merger is required, unless the corporation provides otherwise in its certificate of incorporation, if: (i) the merger agreement does not amend the certificate of incorporation of the surviving corporation; (ii) each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger; and (iii) either no shares of common stock of the surviving corporation are to be issued or delivered pursuant to the merger or, if such common stock will be issued or delivered, it will not increase the number of shares of common stock outstanding immediately before the merger by more than 20%.

Additional supermajority voting requirements may be applicable in certain circumstances.

EXPERTS

The consolidated financial statements of Xerox and management’s assessment of the effectiveness of internal control over financial reporting (which is included in “Management’s Report on Internal Control over Financial Reporting”) incorporated in this joint proxy statement/prospectus by reference to Xerox’s Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of ACS and management’s assessment of the effectiveness of internal control over financial reporting (which is included in “Management’s Report on Internal Control over Financial Reporting”) incorporated in this joint proxy statement/prospectus by reference to ACS’s Annual Report on Form 10-K for the year ended June 30, 2009 have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal controls over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of Grupo Multivoice, e-Services Group International and VBHG Ltd, which ACS acquired during the fiscal year ended June 30, 2009) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of ACS incorporated in this joint proxy statement/prospectus by reference to ACS’s Annual Report on Form 10-K for the year ended June 30, 2009, have also been so incorporated in reliance on the report of Value Incorporated, a financial valuation consulting firm, given on the authority of said firm as experts in the valuation of intangible assets.

LEGAL MATTERS

The legality of the Xerox common stock offered hereby will be passed upon for Xerox by Don H. Liu, Esq., Senior Vice President, General Counsel and Secretary of Xerox.

FUTURE STOCKHOLDER PROPOSALS

Pursuant to Rule 14a-8 under the Exchange Act, stockholders of a company may present proposals for inclusion in the company’s proxy statement and for consideration at the company’s next annual meeting of stockholders by submitting their proposals to the company in a timely manner.

If the merger is completed ACS will not have public stockholders, and there will be no public participation in any future meetings of stockholders of ACS. However, if the merger is not completed, ACS expects to hold a 2009 annual meeting of stockholders.

Pursuant to Rule 14a-8 of the Exchange Act and in accordance with Section 8(c) of ACS’s Bylaws, respectively, ACS’s stockholders must generally provide notice of a proposal to ACS under ACS’s Bylaws no later than 120 days and no earlier than 150 days before the anniversary date of the last proxy statement for annual meeting. Stockholder proposals for the 2009 Annual Meeting of Stockholders, including those that will not be included in the proxy statement and form of proxy distributed by the ACS board of directors, must be received no sooner than November 15, 2009, but not later than December 15, 2009 (or, if the date of the 2009 annual meeting is more than 30 days before or after April 14, 2010, a reasonable time before ACS begins to print and mail its 2010 annual meeting proxy materials). The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the SEC relating to the exercise of discretionary voting authority with respect to proxies. Stockholder proposals must be sent to ACS’s principal executive offices, 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: Tas Panos, Corporate Secretary.

Stockholders who wish to have their nominees for election to the ACS board of directors considered by the Nominating and Corporate Governance Committee of the ACS board of directors must submit their nominees to the Nominating and Corporate Governance Committee by following ACS’s method for stockholders to communicate with the ACS board of directors which is published on ACS’s web site at www.acs-inc.com in the “Investor Relations” section under the “Officers & Directors” caption. Written recommendations should be submitted to ACS Board of Directors, Affiliated Computer Services, Inc., c/o ACS Ethics Office, 2828 N. Haskell, Bldg 1, 9th Floor, Dallas, Texas 75204 or by e-mail to director@acs-inc.com. Recommendations must include (i) the nominee’s name, (ii) the nominee’s resume or curriculum vitae, (iii) a summary demonstrating how the nominee meets the qualifications set forth in Section 8 of ACS’s Corporate Governance Guidelines, and (iv) the submitting stockholder’s name, number of shares held and a description of any arrangement or understanding between such stockholder and the proposed nominee.

Xerox expects to hold its 2010 annual meeting of stockholders during the second half of May and to issue its proxy statement for that meeting during the first half of April. Under the SEC proxy rules, any stockholder intending to submit a proposal for inclusion in the proxy statement and form of proxy for the 2010 annual meeting of stockholders must deliver the proposal to Xerox at P.O. Box 4505, Norwalk, Connecticut 06856-4505, Attention: Corporate Secretary, no later than December 10, 2009. Under Xerox’s by-laws, any stockholder wishing to make a nomination for director or wishing to introduce any business at the 2010 annual meeting of stockholders must give Xerox advance notice as described in the by-laws. To be timely, Xerox must receive notice at P.O. Box 4505, Norwalk, Connecticut 06856-4505, Attention: Corporate Secretary, no earlier than November 10, 2009 and no later than December 10, 2009. Nominations for director must be accompanied by written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

WHERE YOU CAN FIND MORE INFORMATION

Xerox and ACS file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Xerox and ACS at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room. You can also inspect reports, proxy statements and other information about Xerox and ACS at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Xerox and ACS, at www.sec.gov. You may also access the SEC filings and obtain other information about Xerox and ACS through the websites maintained by Xerox and ACS, which are www.xerox.com and www.acs-inc.com, respectively. The information contained in those websites is not incorporated by reference in this joint proxy statement/prospectus.

The SEC allows Xerox and ACS to “incorporate by reference” information in this joint proxy statement/prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that Xerox (Commission file number 001-04471) and ACS (Commission file number 1-12665) have previously filed with the SEC. These documents contain important information about the companies and their financial condition.

Xerox Filings with the SEC	Period and/or Filing Date
Annual Report on Form 10-K	Year ended December 31, 2008, as filed February 13, 2009
Quarterly Reports on Form 10-Q	Filed April 30, 2009; Filed August 3, 2009; Filed October 22, 2009
Definitive Proxy Statement on Schedule 14A	Filed April 6, 2009
Current Reports on Form 8-K	Filed April 24, 2009 (Item 1.01 only); Filed May 11, 2009; Filed May 21, 2009; Filed May 28, 2009; Filed June 15, 2009; Filed July 1, 2009; Filed September 28, 2009; Filed September 28, 2009; Filed November 23, 2009; Filed December 1, 2009; Filed December 8, 2009; Filed December 14, 2009; Filed December 14, 2009
The description of Xerox common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions.

ACS Filings with the SEC	Period and/or Filing Date
Annual Report on Form 10-K	Year ended June 30, 2009, as filed August 27, 2009
Quarterly Report on Form 10-Q	Filed October 22, 2009
Definitive Proxy Statement on Schedule 14A	Filed April 14, 2009
Current Reports on Form 8-K	Filed August 21, 2009; Filed September 29, 2009, as amended September 30, 2009; Filed November 23, 2009; Filed December 14, 2009; Filed December 14, 2009

All documents filed by Xerox and ACS pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this joint proxy statement/prospectus to the date of the special meetings shall also be deemed to be incorporated herein by reference.

You may also obtain copies of any document incorporated in this joint proxy statement/prospectus, without charge, by requesting them in writing, by telephone or by e-mail from the appropriate company at the following addresses:

Xerox Corporation 45 Glover Avenue P.O. Box 4505 Norwalk, Connecticut 06856-4505 Attention: Investor Relations (203) 968-3000 www.xerox.com (“Investor Relations” tab)	Affiliated Computer Services, Inc. 2828 North Haskell Dallas, Texas 75204 Attention: Investor Relations (214) 841-6111 www.acs-inc.com (“Investor Relations” tab)

Neither Xerox nor ACS has authorized anyone to give any information or make any representation about the merger or the special meetings that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that are incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

Dated as of September 27, 2009

among

XEROX CORPORATION,

BOULDER ACQUISITION CORP.

and

AFFILIATED COMPUTER SERVICES, INC.

INDEX OF DEFINED TERMS

Page
Actions	A-14
Affiliate	A-63
Agreement	A-1
Antitrust Law	A-46
Bankruptcy and Equity Exception	A-10
Bloomberg	A-3
Book-Entry Shares	A-3
Business Day	A-63
Certificate of Amendment	A-3
Certificate of Merger	A-2
Certificates	A-4
Class A Book-Entry Shares	A-3
Class A Cash Consideration	A-3
Class A Certificate	A-3
Class A Exchange Ratio	A-3
Class A Merger Consideration	A-3
Class B Book-Entry Shares	A-3
Class B Cash Consideration	A-3
Class B Certificate	A-3
Class B Exchange Ratio	A-3
Class B Merger Consideration	A-3
Class B Stock Consideration	A-3
Class Stock Consideration	A-4
Closing	A-1
Closing Date	A-1
Code	A-1
Commitment Letter	A-32
Commonly Controlled Entity	A-16
Company	A-1
Company Adverse Recommendation Change	A-44
Company Benefit Plan	A-16
Company Bylaws	A-9
Company Certificate	A-9
Company Class A Common Stock	A-2
Company Class B Common Stock	A-2
Company Common Stock	A-2
Company Credit Facility	A-10
Company Disclosure Letter	A-8
Company Employees	A-36
Company Foreign Benefit Plans	A-16
Company Pension Plan	A-16
Company Personnel	A-63
Company Preferred Stock	A-9
Company Recommendation	A-11
Company SEC Documents	A-12
Company Stock Options	A-9
Company Stock Plans	A-9
Company Stockholder Approval	A-20
Company Stockholders’ Meeting	A-43
Company Termination Fee	A-60
Company Welfare Plan	A-16

Page
Confidentiality Agreement	A-45
Contract	A-11
Convertible Preferred Stock Consideration	A-3
Debt Offers	A-55
Definitive Agreements	A-51
DGCL	A-1
Dissenting Shares	A-4
DOJ	A-46
Effective Time	A-2
ERISA	A-16
ESPP	A-9
Exchange Act	A-11
Exchange Agent	A-4
Exchange Fund	A-5
Financing	A-32
Financing Action	A-52
Financing Sources	A-63
Foreign Antitrust Laws	A-46
Foreign Corrupt Practices Act	A-15
Form S-4	A-43
FTC	A-46
GAAP	A-12
Governmental Entity	A-11
Hazardous Materials	A-64
HSR Act	A-11
Infringe	A-20
Insurance Indemnitee	A-48
Intellectual Property	A-20
Intervening Event	A-64
IRS	A-16
Joint Proxy Statement	A-43
Key Personnel	A-64
Knowledge	A-64
Law	A-11
Liens	A-9
Material Adverse Effect	A-64
Material Contract	A-14
Merger	A-1
Merger Sub	A-1
Merger Sub Bylaws	A-2
Merger Sub Certificate	A-2
Notes	A-55
NYSE	A-12
Option Exchange Ratio	A-64
Order	A-11
Outside Date	A-58
Parent	A-1
Parent Adverse Recommendation Change	A-44
Parent Benefit Plan	A-28
Parent Bylaws	A-22
Parent Certificate	A-22
Parent Class B Stock	A-22
Parent Common Share	A-3

Page
Parent Commonly Controlled Entity	A-28
Parent Convertible Preferred Stock	A-3
Parent Disclosure Letter	A-21
Parent Foreign Benefit Plans	A-28
Parent Material Adverse Effect	A-64
Parent Material Contract	A-26
Parent Pension Plan	A-28
Parent Personnel	A-65
Parent Preferred Stock	A-22
Parent Proxy Materials	A-42
Parent Recommendation	A-44
Parent Retiree Welfare Plan	A-30
Parent SEC Documents	A-24
Parent Share Issuance	A-23
Parent Stockholder Approval	A-33
Parent Stockholders’ Meeting	A-43
Parent Superior Proposal	A-42
Parent Takeover Proposal	A-41
Parent Termination Fee	A-60
Parent Welfare Plan	A-28
PBGC	A-17
Permits	A-14
person	A-65
Preferred Exchange Ratio	A-4
Proxy Materials	A-40
Release	A-65
Representatives	A-65
Required Refinancing Indebtedness	A-32
SEC	A-12
Securities Act	A-11
Significant Subsidiary	A-9
Special Committee	A-1
Stockholder Party	A-1
Subsidiary	A-65
Superior Proposal	A-39
Surviving Corporation	A-1
Takeover Proposal	A-39
Tax	A-19
Tax Return	A-19
Taxing Authority	A-19
Termination Fees	A-61
Top-20 Customer Contract	A-14
U.S. Company Benefit Plan	A-16
U.S. Parent Benefit Plan	A-28
Vote Down Fee	A-60
Voting Agreement	A-1
WARN	A-36
willful and material breach	A-59

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of September 27, 2009, among XEROX CORPORATION, a New York corporation (“Parent”), BOULDER ACQUISITION CORP., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and AFFILIATED COMPUTER SERVICES, INC., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company, acting upon the unanimous recommendation of the Strategic Transaction Committee of the Board of Directors of the Company (the “Special Committee”), has, by unanimous vote of all of the directors (other than Mr. Darwin Deason (the “Stockholder Party”), who abstained), (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the merger of the Company with and into Merger Sub (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and (iii) subject to Section 4.02, resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Board of Directors of Merger Sub has unanimously approved and declared advisable, this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Parent has unanimously determined that (i) it is in the best interests of Parent and its stockholders to consummate the Merger provided for herein and (ii) subject to Section 4.03, resolved to recommend approval of the Parent Share Issuance by the stockholders of Parent;

WHEREAS, simultaneously with the execution of this Agreement, the Stockholder Party is entering into an agreement in the form of Exhibit A hereto (the “Voting Agreement”) pursuant to which, subject to the terms thereof, the Stockholder Party has agreed, among other things, to vote his shares of the Company Common Stock in favor of the adoption of this Agreement; and

WHEREAS, for U.S. Federal income tax purposes, it is intended that (i) the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder and (ii) this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g);

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Company shall be merged with and into Merger Sub at the Effective Time. As a result of the Merger, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 1.02. Closing. The closing of the Merger (the “Closing”) shall take place at 9:00 a.m., local time, on a date to be specified by the parties, which shall be no later than the third Business Day (as defined in Section 8.03) after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions). Notwithstanding the foregoing, the Closing may be consummated at such other time or date as Parent and the Company may agree to in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Closing shall be held at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Ave., New York, New York 10017, unless another place is agreed to in writing by Parent and the Company.

SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in such form as required by, and executed and acknowledged by the parties in accordance with, the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Parent and the Company shall agree and shall specify in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

SECTION 1.04. Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.05. Certificate of Incorporation and By-laws.

(a) The Certificate of Incorporation of Merger Sub (the “Merger Sub Certificate”), as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b) The Bylaws of Merger Sub (the “Merger Sub Bylaws”), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

SECTION 1.06. Directors of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

SECTION 1.07. Officers of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT

CORPORATIONS; EXCHANGE OF CERTIFICATES

SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any shares of the Company’s Class A Common Stock, par value $0.01 per share (the “Company Class A Common Stock”), or the Company’s Class B Common Stock, par value $0.01 per share (the “Company Class B Common Stock” and, together with the Company Class A Common Stock, the “Company Common Stock”), or of any shares of capital stock of Parent or Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that is directly owned by the Company or that is directly or indirectly owned by Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor; provided for the avoidance of doubt, that no shares of Company Common Stock that are owned by a Subsidiary which is directly or indirectly wholly-owned by the Company shall be canceled pursuant to this Section 2.01(b).

(c) Stock Owned by Subsidiaries of the Company. Each share of Company Common Stock beneficially owned by a Subsidiary which is directly or indirectly wholly-owned by the Company shall be converted into and become the number of validly issued, fully paid and nonassessable shares of common stock, par value $1.00 per share, of Parent (“Parent Common Stock”) obtained by dividing the dollar value of the Class A Merger Consideration as of the last Business Day before the date hereof (determined using the closing price per share of Parent Common Stock on the NYSE on such date, as such price is reported on the screen entitled “Comp/CLOSE/PRICE” for Parent on Bloomberg L.P. (“Bloomberg”) (or such other source as the parties shall agree in writing)) by the closing price per share of Parent Common Stock on the NYSE on such date, as such price is reported on the screen entitled “Comp/CLOSE/PRICE” for Parent on Bloomberg (or such other source as the parties shall agree in writing).

(d) Conversion of Company Common Stock.

(i) Subject to Section 2.02(e), each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time (but excluding (x) shares to be canceled in accordance with Section 2.01(b), (y) shares to be converted in accordance with Section 2.01(c) and (z) any Dissenting Shares) shall be converted into the right to receive (A) 4.935 (the “Class A Exchange Ratio”) validly issued, fully paid and nonassessable shares of Parent Common Stock (the “Class A Stock Consideration”) and (B) $18.60 in cash, without interest (the “Class A Cash Consideration” and, together with the Class A Stock Consideration, the “Class A Merger Consideration”). At the Effective Time, all shares of Company Class A Common Stock converted into the right to receive the Class A Merger Consideration pursuant to this Section 2.01(d) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (a “Class A Certificate”) or book-entry shares (“Class A Book-Entry Shares”) which immediately prior to the Effective Time represented any such shares of Company Class A Common Stock shall cease to have any rights with respect thereto, except the right to receive the Class A Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e), without interest, in each case to be issued or paid in consideration therefor upon surrender of such Class A Certificate in accordance with Section 2.02(b), in the case of certificated shares, and automatically, in the case of book-entry shares.

(ii) Subject to Section 2.02(e), each share of Company Class B Common Stock issued and outstanding immediately prior to the Effective Time (but excluding (x) shares to be canceled in accordance with Section 2.01(b), (y) shares to be converted in accordance with Section 2.01(c) and (z) any Dissenting Shares) shall be converted into the right to receive (A) 4.935 (the “Class B Exchange Ratio”) validly issued, fully paid and nonassessable shares of Parent Common Stock (the “Class B Stock Consideration”), (B) $18.60 in cash, without interest (the “Class B Cash Consideration”), and (C) a fraction of a share of a new series of convertible preferred stock to be issued by Parent at the Effective Time and to be designated as Series A Convertible Preferred Stock, par value $1.00 per share (the “Parent Convertible Preferred Stock”), equal to the Preferred Exchange Ratio (the “Convertible Preferred Stock Consideration” and, together with the Class B Stock Consideration and Class B Cash Consideration, the “Class B Merger Consideration”), having terms as set forth in the form of Certificate of Amendment (the “Certificate of Amendment”) attached as Exhibit B hereto. At the Effective Time, all shares of Company Class B Common Stock converted into the right to receive the Class B Merger Consideration pursuant to this Section 2.01(d) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (a “Class B Certificate”) or book-entry shares (“Class B Book-Entry Shares” and, together with Class A Book-Entry Shares, the “Book-Entry Shares”) which immediately prior to the Effective Time represented any such shares of Company Class B Common Stock shall cease to have any rights with respect thereto, except the right to receive the Class B Merger Consideration, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e), without interest, in each case to be issued or paid in consideration therefor upon surrender of such Class B Certificate in accordance with Section 2.02(b), in the case of certificated shares, and automatically, in the case of book-entry shares. “Preferred Exchange Ratio” means a number equal to (1) 300,000 divided by (2) the number of shares of Class B Common Stock issued and outstanding as of the Effective Time.

(iii) In the event that between the date of this Agreement and the Effective Time, there is a change in the number of shares of Parent Common Stock or Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock or Company Common Stock issued and outstanding as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Class A Exchange Ratio, Class B Exchange Ratio and the conversion related provisions of the Certificate of Amendment, as applicable, shall be appropriately adjusted to reflect such action.

(iv) The right of any holder of Company Common Stock to receive the Class A Merger Consideration or the Class B Merger Consideration, as applicable, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e) shall, to the extent provided in Section 2.02(j), be subject to and reduced by the amount of any withholding that is required under applicable Tax Law.

(v) At the Effective Time, subject to and in accordance with Section 5.04, all Company Stock Options (as defined in Section 3.01(c)(iii)) issued and outstanding at the Effective Time under a Company Stock Plan (as defined in Section 3.01(c)(iii)) shall be assumed by Parent.

(e) Dissenting Shares.

(i) Shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders who have not voted in favor of or consented to the Merger and who are entitled to demand and have properly demanded their rights to be paid the fair value of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be canceled and converted into the right to receive the Class A Merger Consideration or the Class B Merger Consideration, as applicable, and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if any such stockholder of the Company shall fail to perfect or shall effectively waive, withdraw or lose such stockholder’s rights under Section 262 of the DGCL, such stockholder’s Dissenting Shares in respect of which the stockholder would otherwise be entitled to receive fair value under Section 262 of the DGCL shall thereupon be deemed to have been canceled, at the Effective Time, and the holder thereof shall be entitled to receive the Class A Merger Consideration or the Class B Merger Consideration, as applicable (payable without any interest thereon), as compensation for such cancellation.

(ii) The Company shall give Parent (A) prompt notice of any notice received by the Company of intent to demand the fair value of any shares of Company Common Stock, withdrawals of such notices and any other instruments or notices served pursuant to Section 262 of the DGCL and (B) the opportunity to participate in negotiations and proceedings with respect to the exercise of appraisal rights under Section 262 of the DGCL. The Company shall not, except with the prior written consent of Parent or as otherwise required by an Order, (x) make any payment or other commitment with respect to any such exercise of appraisal rights, (y) offer to settle or settle any such rights or (z) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL.

SECTION 2.02. Exchange of Certificates; Book Entry Shares.

(a) Exchange Agent. At or prior to the Effective Time, Parent shall deposit, or cause the Surviving Corporation to deposit with a bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of Class A Certificates and Class B Certificates (together, the “Certificates”) and Book-Entry Shares, book-entry shares (or certificates if requested) representing shares of Parent Common Stock, book-entry shares (or certificates if requested) representing shares of Parent Convertible Preferred Stock and cash, in each case in an aggregate amount equal to the number of shares or amount of cash (as applicable) into which such shares of Company Common Stock have been converted pursuant to Section 2.01(d). In addition, Parent shall deposit with the Exchange Agent, as necessary from time to time at or after the Effective Time, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e). All shares of Parent Common Stock, shares of Parent Convertible Preferred Stock, cash, dividends and distributions deposited with the Exchange Agent pursuant to this Section 2.02(a) shall hereinafter be referred to as the “Exchange Fund”. The Exchange Agent shall deliver the Parent Common Stock, Parent Convertible Preferred Stock, cash, dividends and distributions contemplated to be issued and delivered pursuant to Sections 2.01 and 2.02(c) out of the Exchange Fund. Except to the extent set forth in Section 2.02(h), the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.

(i) Certificates. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate whose shares of Company Common Stock were converted into the right to receive the Class A Merger Consideration or the Class B Merger Consideration, as applicable, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e) (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall be in customary form and contain customary provisions) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Class A Merger Consideration or the Class B Merger Consideration, as applicable, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e). Each holder of record of one or more Certificates shall, upon surrender to the Exchange Agent of such Certificate or Certificates, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange therefor as promptly as practicable (i) the amount of cash to which such holder is entitled pursuant to Section 2.01(d), (ii) shares of Parent Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested by such holder of record) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.01(d) (after taking into account all shares of Company Common Stock then held by such holder), (iii) shares of Parent Convertible Preferred Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested by such holder of record) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.01(d) (after taking into account all shares of Company Common Stock then held by such holder), (iv) any dividends or distributions payable pursuant to Section 2.02(c) and (v) cash in lieu of any fractional shares payable pursuant to Section 2.02(e), and the Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of a Certificate which is not registered in the transfer records of the Company, payment of the Class A Merger Consideration or the Class B Merger Consideration, as applicable, any dividends or distributions payable pursuant to Section 2.02(c) and any cash in lieu of any fractional shares payable pursuant to Section 2.02(e) may be made to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Class A Merger Consideration or the Class B Merger Consideration, as applicable, any dividends or other distributions payable pursuant to Section 2.02(c)

and cash in lieu of any fractional shares payable pursuant to Section 2.02(e). No interest shall be paid or will accrue on any payment to holders of Certificates pursuant to the provisions of this Article II.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Common Stock were converted into the right to receive the Class A Merger Consideration or the Class B Merger Consideration, as applicable, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e) shall automatically upon the Effective Time (or, at any later time at which such Book-Entry Shares shall be so converted) be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time (i) the amount of cash to which such holder is entitled pursuant to Section 2.01(d), (ii) shares of Parent Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested by such holder of record) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.01(d) (after taking into account all shares of Company Common Stock then held by such holder), (iii) shares of Parent Convertible Preferred Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested by such holder of record) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.01(d) (after taking into account all shares of Company Common Stock then held by such holder), (iv) any dividends or distributions payable pursuant to Section 2.02(c) and (v) cash in lieu of any fractional shares payable pursuant to Section 2.02(e), and the Book-Entry Shares of such holder shall forthwith be canceled.

(c) Distributions with Respect to Unexchanged Shares.

(i) Certificates. No dividends or other distributions with respect to shares of Parent Common Stock or Parent Convertible Preferred Stock, as applicable, with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock or Parent Convertible Preferred Stock, as applicable, that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.02(e), in each case until the holder of such Certificate shall have surrendered such Certificate in accordance with this Article II. Following the surrender of any Certificate, there shall be paid to the record holder of the certificate representing whole shares of Parent Common Stock or Parent Convertible Preferred Stock, as applicable, issued in exchange therefor, without interest, (A) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock or Parent Convertible Preferred Stock, as applicable, and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock or Parent Convertible Preferred Stock, as applicable.

(ii) Book-Entry Shares. Holders of Book-Entry Shares who are entitled to receive shares of Parent Common Stock or Parent Convertible Preferred Stock, as applicable, under this Article II shall be paid (A) at the time of payment of such Parent Common Stock or Parent Convertible Preferred Stock by the Exchange Agent under Section 2.02(b), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock or Parent Convertible Preferred Stock, as applicable, and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such payment by the Exchange Agent under Section 2.02(b) and a payment date subsequent to the time of such payment by the Exchange Agent under Section 2.02(b) payable with respect to such whole shares of Parent Common Stock or Parent Convertible Preferred Stock, as applicable.

(d) No Further Ownership Rights in Company Common Stock. The Class A Merger Consideration or the Class B Merger Consideration, as applicable, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e) paid upon the surrender of Certificates (or automatically, in the case of Book-Entry Shares) in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or such Book-Entry Shares, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on the shares of Company Common Stock in accordance with the terms of this Agreement prior to the Effective Time. At the close of business on the day on which the Effective Time occurs, the share transfer books of the Company shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation for transfer, it shall be canceled against delivery of and exchanged as provided in this Article II.

(e) No Fractional Shares. No certificates or scrip representing fractional shares or book-entry credit of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or upon the conversion of Book-Entry Shares, no dividends or other distributions of Parent shall relate to such fractional share interests and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent. Each holder of Company Common Stock who otherwise would have been entitled to a fraction of a share of Parent Common Stock shall receive in lieu thereof cash (rounded to the nearest cent) equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock formerly represented by all Certificates surrendered by such holder and all Book-Entry Shares formerly held by such holder that are converted) would otherwise be entitled by (B) the per share closing price of Parent Common Stock on the New York Stock Exchange on the last trading day immediately prior to the Closing Date, as such price is reported on the screen entitled “Comp/CLOSE/PRICE” on Bloomberg (or such other source as the parties shall agree in writing).

(f) Termination of the Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Parent for, and Parent shall remain liable for, payment of their claim for the Class A Merger Consideration or the Class B Merger Consideration, as applicable, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e) in accordance with this Article II.

(g) No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock, shares of Parent Convertible Preferred Stock, cash, dividends or other distributions from the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to four years after the Effective Time (or immediately prior to such earlier date on which any Class A Merger Consideration or Class B Merger Consideration, as applicable, (and any dividends or other distributions payable with respect thereto pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(e)) would otherwise escheat to or become the property of any Governmental Entity), any such shares (and any dividends or other distributions payable with respect thereto pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(e)) shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(h) Investment of Exchange Fund. The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid to and be income of Parent. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the Class A Merger Consideration or the Class B Merger Consideration, as applicable, any dividends or other distributions payable pursuant to Section 2.02(c) and cash in lieu of any fractional shares payable pursuant to Section 2.02(e), in each case pursuant to this Article II.

(j) Withholding Rights. Parent, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, the Treasury Regulations thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

SECTION 3.01. Representations and Warranties of the Company. Except as disclosed in the Company SEC Documents or any other reports, schedules, forms, statements or other documents (including exhibits and other information incorporated therein), in each case, filed with or furnished by the Company to the SEC since January 1, 2007 and publicly available prior to the date of this Agreement (but excluding any forward looking disclosures set forth in any risk factor section, any disclosures in any section relating to forward looking statements and any other disclosures included therein to the extent they are predictive or forward-looking in nature), and except as set forth in the disclosure letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”) (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure letter relates (and such items or matters disclosed in other sections of the Company Disclosure Letter to the extent the relevance of such items or matters to the referenced Section or subsection of this Agreement is readily apparent on the face of such disclosure)), the Company represents and warrants to Parent and Merger Sub as follows:

(a) Organization, Standing and Corporate Power. The Company and each of its Subsidiaries has been duly organized, and is validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the Laws of the jurisdiction of its incorporation or formation, as the case may be, and has all requisite power and authority necessary to enable it to use its corporate or other name and to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as currently conducted, except where the failure to be so organized, existing and in good standing, or to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or other assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent, prior to the date of this Agreement, complete and accurate copies of the Second Amended and Restated Certificate of Incorporation of the Company, as amended (the “Company Certificate”), and the Bylaws of the Company (the “Company Bylaws”), and the comparable organizational documents of each Significant Subsidiary (as such term is defined in Rule 12b-2 under the Exchange Act) (a “Significant Subsidiary”) of the Company, in each case as amended to the date hereof. The Company Certificate and the Company Bylaws so delivered are in full force and effect and the Company is not in violation of the Company Certificate or Company Bylaws.

(b) Subsidiaries. Section 3.01(b) of the Company Disclosure Letter lists, as of the date hereof, each Significant Subsidiary of the Company (including its jurisdiction of incorporation or formation). All of the outstanding capital stock of, or other equity interests in, each Significant Subsidiary of the Company, are directly or indirectly owned by the Company. All the issued and outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary owned by the Company have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all pledges, liens, charges, encumbrances or security interests of any kind or nature whatsoever (other than liens, charges and encumbrances for current Taxes not yet due and payable) (collectively, “Liens”), and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests. Except for the Subsidiaries of the Company, the Company does not own, directly or indirectly, as of the date hereof, any capital stock of, or other voting securities or equity interests in, any corporation, partnership, joint venture, association or other entity.

(c) Capital Structure; Indebtedness. The authorized capital stock of the Company consists of 500,000,000 shares of Class A Common Stock, 14,000,000 shares of Class B Common Stock and 3,000,000 shares of preferred stock, par value $1.00 per share (“Company Preferred Stock”). At the close of business on September 23, 2009:

(i) 112,046,181 shares of Class A Common Stock were issued and outstanding (which number includes 21,001,929 shares of Class A Common Stock held by the Company in its treasury);

(ii) 6,599,372 shares of Class B Common Stock were issued and outstanding;

(iii) 23,619,367 shares of Class A Common Stock were reserved and available for issuance upon or otherwise deliverable in connection with the grant of equity-based awards or purchase rights under the Company’s 1995 Employee Stock Purchase Plan (as amended, the “ESPP”) or the exercise of Company Stock Options issued pursuant to the Company’s Amended and Restated 2007 Equity Incentive Plan, the 1997 Stock Incentive Plan and the 1997 Stock Incentive Plan for Employees in France, in each case as amended to date (such plans, collectively, together with the ESPP, the “Company Stock Plans”), of which 16,956,910 shares of Class A Common Stock were subject to outstanding options to purchase Class A Common Stock (“Company Stock Options”) or agreements to grant Company Stock Options and no more than 30,000 shares of Class A Common Stock were subject to outstanding purchase rights under the ESPP based on payroll information for the period ended September 30, 2009 (assuming the fair market value per share of Company Common Stock determined in accordance with the terms of the ESPP on the last day of the offering period in effect under the ESPP on the date hereof will be equal to the Merger Consideration and that payroll deductions continue at the current rate);

(iv) no shares of Company Preferred Stock were issued or outstanding or were held by the Company as treasury shares;

(v) no shares of Company Common Stock were held by any direct or indirect wholly-owned Subsidiary of the Company;

(vi) except as set forth above in this Section 3.01(c) and except for changes since September 23, 2009 resulting from the issuance of shares of Company Common Stock pursuant to the Company Stock Options and purchase rights under the ESPP set forth above in this Section 3.01(c) or as expressly permitted by Section 4.01(a), (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities or equity interests of the Company, (B) any securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Company or any Subsidiary of the Company, (C) any warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or any obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or any Subsidiary of the Company or (D) any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of Company Common Stock on a deferred basis or other rights (other than Company Stock Options and purchase rights under the ESPP) that are linked to the value of Company Common Stock and (y) there are not any outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities (except pursuant to the forfeiture of Company Stock Options or the acquisition by the Company of shares of Company Common Stock in settlement of the exercise price of a Company Stock Option or for purposes of satisfying Tax withholding obligations with respect to holders of Company Stock Options). All outstanding Company Stock Options are evidenced by stock option agreements or other award agreements. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Company Stock Options or purchase rights under the ESPP will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Neither the Company nor any of its Subsidiaries is a party to any voting Contract with respect to the voting of any of its securities; and

(vii) as of September 23, 2009 (unless otherwise noted), the only principal amount of outstanding indebtedness for borrowed money of the Company and its Subsidiaries (not including intercompany indebtedness or other amounts or operating leases) is (A) $1,742,000,000 of term loans, $33,043,807 of revolving loans, $0 of swingline loans and $79,268,019 in letters of credit in each case outstanding under the Company’s Credit Agreement, dated as of March 20, 2006, with Citicorp USA Inc. and the lenders party thereto (the “Company Credit Facility”), (B) $250,000,000 of 4.70% Senior Notes due 2010, (C) $250,000,000 of 5.20% Senior Notes due 2015, (D) $50,169,511 of capital leases as of August 31, 2009, and (E) no more than $5,000,000 of other amounts of indebtedness as of August 31, 2009.

(d) Authority.

(i) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement (other than the receipt of the Company Stockholder Approval (as defined in Section 3.01(r)). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

(ii) The Board of Directors of the Company, acting upon the unanimous recommendation of the Special Committee, at a duly held meeting has, by unanimous vote of all of the directors (other than the Stockholder Party, who abstained), (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement, (iii) directed that the Company submit the adoption of this Agreement to a vote at a meeting of the stockholders of the Company in accordance with the terms of this Agreement, (iv) subject to Section 4.02, resolved to recommend that the stockholders of the Company adopt this Agreement (including the recommendation of the Special Committee, the “Company Recommendation”) at the Company Stockholders’ Meeting and (v) approved this Agreement, the Voting Agreement and the Merger for purposes of Section 203 of the DGCL such that no stockholder approval (other than the Company Stockholder Approval) shall be required to consummate the Merger or the other transactions contemplated by this Agreement and the Voting Agreement or to permit the Company and the Stockholder Party to perform their respective obligations hereunder and thereunder, which resolutions have not as of the date hereof been subsequently rescinded, modified or withdrawn in any way.

(e) Noncontravention. The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement and compliance by the Company with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, rights or assets of the Company or any of its Subsidiaries under, (i) subject to receipt of the Company Stockholder Approval, the Company Certificate or the Company Bylaws or the comparable organizational documents of any of its Significant Subsidiaries, (ii) any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, distribution agreement or other contract, agreement, obligation, commitment or instrument (each, including all amendments thereto, a “Contract”), to which the Company or any of its Subsidiaries is a party or any of their respective properties, rights or assets is subject or (iii) subject to receipt of the Company Stockholder Approval and the governmental filings and other matters referred to in the following sentence, any (A) statute, law (including common law), ordinance, rule or regulation (domestic or foreign) issued, promulgated or entered into by or with any Governmental Entity (each, a “Law”) applicable to the Company, or any of its Subsidiaries or any of its properties, rights or assets or (B) order, writ, injunction, decree, judgment, award, settlement or stipulation issued, promulgated or entered into by or with any Governmental Entity (each, an “Order”) applicable to the Company or any of its Subsidiaries or their respective properties, rights or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights of termination, modification, cancellation or acceleration, losses or Liens that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any international, national, regional, state, local or other government, any court, administrative, regulatory or other governmental agency, commission or authority or any organized securities exchange (each, a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation of the Merger or the other transactions contemplated by this Agreement, except for (1) (A) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) and the termination of the waiting period required thereunder, and (B) filings with respect to, and the receipt, termination or expiration, as applicable, of approvals or waiting periods required under any other applicable Antitrust Law, (2) applicable requirements of the Securities Act of 1933, as amended (including all rules and regulations promulgated thereunder, the “Securities Act”), the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”), other applicable foreign securities laws, and state securities, takeover and “blue sky” laws, as may be required in connection with this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby, (3) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (4) any filings with and approvals of the New York Stock Exchange, Inc. (the “NYSE”) and (5) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect.

(f) Company SEC Documents.

(i) The Company has timely filed or furnished all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the Securities and Exchange Commission (the “SEC”) required to be filed or furnished by the Company under the Exchange Act since January 1, 2007 (such documents, together with any documents filed or furnished during such period by the Company to the SEC on a voluntary basis on Current Reports on Form 8-K, the “Company SEC Documents”). Each of the Company SEC Documents, as of the time of its filing or, if applicable, as of the time of its most recent amendment, complied in all material respects with, to the extent in effect at such time, the requirements of the Securities Act and the Exchange Act applicable to such Company SEC Document, and none of the Company SEC Documents when filed or, if amended, as of the date of such most recent amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements (including the related notes) of the Company included in the Company SEC Documents (or incorporated therein by reference) complied at the time it was filed or, if amended, as of the date of such most recent amendment, as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing or amendment, had been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments). Except as reflected or reserved against in the most recent audited balance sheet of the Company included in Company SEC Documents filed prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has any material liabilities or material obligations of any nature (whether absolute, accrued, known or unknown, contingent or otherwise) other than (A) liabilities or obligations incurred since June 30, 2009 in the ordinary course of business which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, (B) liabilities or obligations incurred after the date hereof not in violation of this Agreement, (C) liabilities or obligations incurred pursuant to this Agreement and (D) liabilities or obligations not required to be set forth on the consolidated balance sheet of the Company under GAAP. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s consolidated financial statements or other Company SEC Documents. None of the Subsidiaries of the Company are, or have at any time since January 1, 2007 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(ii) The Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act, are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within the Company, and to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The chief executive officer and the chief financial officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in the Company’s most recent Form 10-K or Form 10-Q, as applicable, or any amendment thereto, their conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by such report or amendment based on such evaluation. The chief executive officer and the chief financial officer of the Company have disclosed, based on their most recent evaluation of the Company’s internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s Board of Directors (or persons performing the equivalent functions): (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(iii) Since January 1, 2007, (i) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer or auditor of the Company or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any credible complaint, allegation, assertion or claim, whether written or oral, regarding a deficiency with the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls reasonably likely to lead to material non-compliance by the Company with GAAP or the Exchange Act, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which such complaint, allegation, assertion or claim was not publicly disclosed in the Company SEC Documents or satisfactorily addressed or otherwise cured and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or their respective officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof.

(g) Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Joint Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and the stockholders of Parent and at the time of the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub. The Joint Proxy Statement will, with respect to information regarding the Company, comply as to form in all material respects with the requirements of the Exchange Act.

(h) Absence of Certain Changes or Events. Since June 30, 2009, there has not been any Material Adverse Effect. Since June 30, 2009 through the date of this Agreement, (i) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course and (ii) there has not been any action taken or committed to be taken by the Company or any Subsidiary of the Company which, if taken following entry by the Company into this Agreement, would have required the consent of Parent pursuant to Section 4.01(a)(i), (a)(ii), (a)(iv), (a)(v), (a)(viii), (a)(xii) or (a)(xvi).

(i) Litigation. There are no actions, suits, claims, hearings, proceedings, arbitrations, mediations, audits, inquiries or investigations (whether formal or informal, civil, criminal, administrative or otherwise) (“Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of the Company, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect.

(j) Material Contracts.

(i) For purposes of this Agreement, a “Material Contract” shall mean any Contract required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Securities Act, and “Top-20 Customer Contract” shall mean any Contract between the Company or a Subsidiary of the Company, on the one hand, and any of the Company’s top-20 customers (by revenue for the most recently completed fiscal year of the Company), on the other hand. Except as set forth as an exhibit to the Company SEC Documents, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any Material Contract.

(ii) Each Material Contract and each Top-20 Customer Contract is valid and in full force and effect and enforceable in accordance with its respective terms, subject to the Bankruptcy and Equity Exception, except to the extent that (A) it has previously expired in accordance with its terms or (B) the failure to be in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(iii) Neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any counterparty to any Material Contract or Top-20 Customer Contract, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any Material Contract or Top-20 Customer Contract, except in each case for those violations and defaults which, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. No party to any Material Contract or Top-20 Customer Contract has given the Company or any of its Subsidiaries written notice of its intention to cancel, terminate, materially change the scope of rights under or fail to renew any Material Contract or Top 20-Customer Contract and neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party to any Material Contract or Top-20 Customer Contract, has repudiated in writing any material provision thereof.

(k) Compliance with Laws; Permits.

(i) Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect:

(A) each of the Company and its Subsidiaries is and has been since January 1, 2007 in compliance with all Laws (including those related to human health and safety or to the environment) and Orders applicable to it, its properties, rights or assets or its business or operations;

(B) the Company and each of its Subsidiaries has in effect all approvals, authorizations, certificates, filings, franchises, licenses, exemptions, notices and permits of or with all Governmental Entities (collectively, “Permits”), including Permits related to human health and safety or to the environment, necessary for it to own, lease or operate its properties and other assets and to carry on its business and operations as currently conducted and as were conducted through the most recently completed fiscal year, and neither the Company nor any of its Subsidiaries has reason to believe that any such Permit will be revoked, will not be renewed, or will be modified on terms more burdensome than currently applicable;

(C) there has occurred no default under, or violation of, any such Permit;

(D) the consummation of the Merger would not cause the revocation, modification or cancellation of any such Permit; and

(E)(I) since January 1, 2007, neither the Company nor any of its Subsidiaries has, in a manner that could give rise to liability under applicable Laws, Released any Hazardous Materials in, on, under, from or affecting any properties or facilities currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, (II) to the Knowledge of the Company, Hazardous Materials are not otherwise present at or affecting any such properties or facilities, or at any other location, that could reasonably be expected to result in liability to or otherwise adversely affect the Company or any of its Subsidiaries, and (III) to the Knowledge of the Company, there is no basis for any claim against it or any of its Subsidiaries or any liability or obligation of it or any of its Subsidiaries under any Laws related to human health and safety or to the environment.

(ii) To the Company’s Knowledge, (a) it is in compliance in all material respects with the United States Foreign Corrupt Practices Act of 1977, as amended (the “Foreign Corrupt Practices Act”) and any other United States and foreign Laws concerning corrupting payments; and (b) between January 1, 2005 and the date of this Agreement, the Company has not been investigated by any Governmental Entity with respect to, or given notice by a Governmental Entity of, any violation by the Company of the Foreign Corrupt Practices Act or any other United States or foreign Laws concerning corrupting payments.

This paragraph (k) does not relate to Tax matters, labor or employment matters, ERISA matters, or Intellectual Property matters, those topics being the subject of paragraphs (l), (m), (n), (o) and (q), as applicable.

(l) Labor Relations and Other Employment Matters.

(i)(A) Neither the Company nor any of its Subsidiaries is a party to any material collective bargaining agreement or other material contract or agreement with any labor organization, nor is any such contract or agreement, as of the date hereof, being negotiated or contemplated and, (B) there is no existing union or, to the Knowledge of the Company, attempt by organized labor to cause the Company or any of its Subsidiaries to recognize any union or collective bargaining representative, and, to the Knowledge of the Company, no organizational effort is, as of the date hereof, being made or threatened on behalf of any labor union with respect to employees of the Company or any of its Subsidiaries, (C) there are currently, and since January 1, 2007 have been, no work stoppages, strikes, slowdowns, warning strikes or other disruptions by employees of the Company or any of its Subsidiaries except for such events that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect, and (D) neither the Company nor any of its Subsidiaries is, or since January 1, 2007 has been, in material violation of any applicable U.S. or foreign labor Laws except for noncompliance that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect.

(ii) To the Knowledge of the Company, the Company and its Subsidiaries have, whenever required by Law, duly informed and consulted each works’ council, or similar representative body, or otherwise satisfied any applicable procedural and substantive requirements vis-à-vis any applicable works’ council or similar representative body, in connection with the entering into of this Agreement.

(iii) The Company and its Subsidiaries have complied in all material respects with material collective bargaining agreements, material works agreements and all Laws pertaining to the engagement or termination of services of employees, officers, directors or consultants, except for noncompliance that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect.

(m) ERISA Compliance.

(i) Section 3.01(m)(i) of the Company Disclosure Letter contains a complete and accurate list of each material Company Benefit Plan. For the purposes of this Agreement, a “Company Benefit Plan” means an “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) including multiemployer plans within the meaning of Section 3(37) of ERISA) and all employment, employee loan, collective bargaining, bonus, pension, retirement, profit sharing, deferred compensation, incentive compensation, equity-based compensation, paid time off, fringe benefit, vacation, severance, retention, change in control, and all other employee benefit plans, programs, policies or arrangements sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any of its Subsidiaries or any other person or entity that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a “Commonly Controlled Entity”) (exclusive of any such plan, program, policy or arrangement mandated by and maintained solely pursuant to applicable law), in each case providing benefits to any Company Personnel or under which the Company or any of its Subsidiaries or Commonly Controlled Entities otherwise have any material obligations or liabilities. Each Company Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) is sometimes referred to herein as a “Company Pension Plan” and each Company Benefit Plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) is sometimes referred to herein as a “Company Welfare Plan”.

(ii) The Company has made available to Parent current, complete and accurate copies of (A) each material Company Benefit Plan (other than Company Benefit Plans maintained primarily for the benefit of individuals regularly employed outside the United States (“Company Foreign Benefit Plans”)) (each a “U.S. Company Benefit Plan”), and with respect to Company Foreign Benefit Plans, Section 3.01(m)(i) of Company Disclosure Letter identifies those material Company Benefit Plans which are Company Foreign Benefit Plans, with respect to which current, complete and accurate copies of which will be made available to Parent as soon as practicable following the date of this Agreement) (or, in either case, with respect to any unwritten Company Benefit Plans or Company Foreign Benefit Plans accurate descriptions thereof) (exclusive of local offer letters mandated under applicable non-U.S. law that do not impose any severance obligations other than any mandatory statutory severance), (B) for the most recent year (1) annual reports on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”) or any other Governmental Entity with respect to each material U.S. Company Benefit Plan (if any such report was required) and all schedules and attachments thereto, (2) audited financial statements, and (3) actuarial valuation reports, (C) the most recent summary plan description and summary of material modifications for each material U.S. Company Benefit Plan for which such summary plan description is required, (D) each trust agreement and insurance or group annuity agreement relating to any material U.S. Company Benefit Plan and (E) the most recent IRS determination, in each of clauses (A)-(E), to the extent applicable.

(iii) Each Company Benefit Plan has been administered in accordance with its terms except as, individually or in the aggregate, has not had, or would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries (with respect to each Company Benefit Plan) and each Company Benefit Plan, are in compliance in all respects with the applicable provisions of ERISA, the Code, and all other applicable Laws, except, in each case, for noncompliance that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect. The Company and its Subsidiaries (with respect to each Company Foreign Benefit Plan), and each

Company Foreign Benefit Plan, are in compliance in all respects with the applicable Laws of foreign jurisdictions and the terms of all collective bargaining agreements, except, in each case, for noncompliance that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect.

(iv) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, all Company Pension Plans intended to be qualified within the meaning of Section 401(a) of the Code have received favorable determination letters from the IRS, to the effect that such Company Pension Plans are so qualified and exempt from Federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked (nor, to the Knowledge of the Company, has revocation been threatened) and no event has occurred since the date of the most recent determination letter relating to any such Company Pension Plan that would reasonably be expected to adversely affect the qualification of such Company Pension Plan or materially increase the costs relating thereto or require security under Section 307 of ERISA. The Company has provided to Parent a complete and accurate list of all amendments to any Company Pension Plan as to which a favorable determination letter has not yet been received.

(v) For each Company Benefit Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form 5500 since the date thereof.

(vi) With respect to any multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) to which the Company, its Subsidiaries or any Commonly Controlled Entity has any liability or contributes (or has at any time contributed or had an obligation to contribute), no such multiemployer plan is in reorganization or insolvent (as those terms are defined in Sections 4241 and 4245 of ERISA, respectively), except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect.

(vii) With respect to each Company Benefit Plan, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, (A) neither the Company, its Subsidiaries nor any Commonly Controlled Entity has any unsatisfied liability under Title IV of ERISA, (B) no condition exists that presents a material risk to the Company or any Commonly Controlled Entity of incurring a material liability under Title IV of ERISA, (C) the Pension Benefit Guaranty Corporation (the “PBGC”) has not instituted proceedings under Section 4042 of ERISA to terminate any Company Benefit Plan and no condition exists that presents a risk that such proceedings will be instituted, and (D) no event has occurred and no condition exists that would be reasonably expected to subject the Company, any Subsidiary of the Company or any Commonly Controlled Entity, to any Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws, rules and regulations. With respect to each Company Benefit Plan that provides health benefits (whether or not insured) with respect to employees or former employees (or any of their beneficiaries) of the Company or any of its Subsidiaries after retirement or other termination of service, such Company Benefit Plan may be amended to reduce benefits or limit the liability of the Company or any of its Subsidiaries or terminated, in each case, without material liability to the Company or any of its Subsidiaries on or at any time after the Effective Time.

(viii) With respect to each Company Benefit Plan, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, (A) there are no Actions by any Governmental Entity with respect to termination proceedings or other claims (except claims for benefits payable in the normal operation of the Company Benefit Plans), suits or proceedings against or involving any Company Benefit Plan or asserting any rights or claims to benefits under any Company Benefit Plan that are pending, threatened or in progress (including, without limitation, any routine requests for information from the PBGC), (B) to the Knowledge of the Company, there are not any facts that could give rise to any liability in the event of any such Action, and (C) no written or oral communication has been received from the PBGC in respect of any

Company Benefit Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein.

(ix) With respect to each Company Benefit Plan, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, (A) there has not occurred any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), (B) there has not occurred a reportable event (as such term is defined in Section 4043(c) of ERISA), (C) there is no present intention that any Company Benefit Plan be materially amended, suspended or terminated, or otherwise modified to adversely change benefits (or the levels thereof) under any Company Benefit Plan at any time within the twelve months immediately following the date hereof, and (D) the provision of retiree welfare benefits under any Company Benefit Plan may be terminated at any time by the Company or its Subsidiaries without liability to the Company or its Subsidiaries.

(x) None of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (whether alone or in conjunction with any other event, including as a result of any termination of employment on or following the Effective Time) will (A) entitle any Company Personnel to severance or termination pay, (B) accelerate the time of payment or vesting, or trigger any payment or funding (through a grantor trust or otherwise) of, compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan, (C) result in any breach or violation of, or a default under, any Company Benefit Plan or (D) result in payments under any Company Benefit Plan that would not be deductible under Section 280G of the Code.

(xi) Each Company Stock Option has been granted with an exercise price per share equal to or greater than the per share fair market value (as such term is used in Code Section 409A and the guidance and regulations issued thereunder) of Company Class A Common Stock underlying such Company Stock Option on the grant date thereof.

(xii) Each Company Benefit Plan that is a nonqualified deferred compensation plan has been operated since January 1, 2005 in compliance with Code Section 409A and the guidance and regulations issued thereunder. No Company Benefit Plan that is a nonqualified deferred compensation plan that is intended to be grandfathered has been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004.

(n) No Parachute Gross Up. No Company Personnel is entitled to receive any additional payment from the Company or any of its Subsidiaries or the Surviving Corporation by reason of the excise Tax required by Section 4999(a) of the Code being imposed on such person by reason of the transactions contemplated by this Agreement.

(o) Taxes.

(i) The Company and each of its Subsidiaries have (A) timely filed (or had timely filed on their behalf) with the appropriate Taxing Authority all material Tax Returns required to be filed by them (giving effect to all extensions), and all such Tax Returns are true, correct and complete in all material respects and (B) timely paid (or had timely paid on their behalf) all material Taxes, whether or not reflected on a Tax Return, required to have been paid by them or have established on the Company’s consolidated financial statements adequate reserves, in accordance with GAAP, for such Taxes.

(ii) There are no material liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for liens for Taxes not yet due or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been established.

(iii) No federal, state, local or foreign audits or other administrative proceedings or court proceedings that, in each case, would reasonably be expected to result in material liability for Taxes are, as of the date hereof, pending with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received a written notice of any material pending or proposed claims, audits or proceedings with respect to Taxes. The relevant statute of limitations is closed for all years through June 30, 1999 with respect to the consolidated U.S. Federal income Tax Returns for the consolidated group of which the Company is the common parent.

(iv) None of the Company or any of its Subsidiaries (A) has been included in any consolidated U.S. Federal income Tax Return (other than any such Tax Returns (1) in which they are currently included, (2) with respect to which the statute of limitations (as extended) has expired or (3) with respect to taxable years ending before January 1, 2001), (B) has received any written notice of deficiency or assessment from any Taxing Authority for any material amount of Tax that has not been fully settled or satisfied, or (C) has received any written notice from the IRS or any person to the effect that the Company or any of its Subsidiaries is potentially liable for a material amount of Taxes of another person pursuant to Section 1.1502-6 of the Treasury Regulations by virtue of having been a member of a consolidated group for U.S. Federal income tax purposes (other than as a result of having been a member of the consolidated group in which it is currently a member).

(v) No claim has been made in writing by any Taxing Authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that any such entity is, or may be, subject to a material amount of taxation by that jurisdiction.

(vi) None of the Company or any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury Regulations.

(vii) The Company and each of its Subsidiaries have disclosed on their U.S. Federal income Tax Returns all positions taken therein that could give rise to substantial understatement of U.S. Federal income Tax within the meaning of Section 6662 of the Code and have properly prepared all applicable documentation described in Section 6662(e)(3) of the Code and the regulations thereunder.

(viii) As used in this Agreement, (A) “Tax” means all domestic or foreign federal, state or local taxes, charges, fees, levies or other assessments, including income, gross receipts, excise, real and personal property, profits, estimated, severance, occupation, production, capital gains, capital stock, goods and services, environmental, employment, withholding, stamp, value-added, alternative or add-on minimum, sales, transfer, use, license, payroll and franchise taxes or any other kind of tax, custom, duty or governmental fee, or other like assessment or charge of any kind whatsoever, and such term shall include any interest, penalties, fines, related liabilities or additions to tax attributable to such taxes, charges, fines, levies or other assessments; (B) “Taxing Authority” means any federal, state, local or foreign government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising Tax regulatory authority; and (C) “Tax Return” means any report, return, document, declaration or other information or filing required to be filed with a Taxing Authority with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information and any amendments thereto.

(ix) Except for representations contained in this Section 3.01(o) and in Sections 3.01(b), (c), (e), (f), (g), (m) and (n), no representations in this Section 3.01 shall be construed as making any representation with respect to Taxes of the Company or any of its Subsidiaries.

(p) Title to Properties. Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect: (A) the Company and each of its Subsidiaries has good, valid and marketable title to, or valid leasehold or sublease interests or other comparable contract rights in or relating to all real property that is material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens, except for minor defects in title, recorded easements, restrictive covenants and similar encumbrances of record; (B) the Company and each of its Subsidiaries has complied with the terms of all leases of real property that is material to the Company and its Subsidiaries, taken as a whole, and all such leases are in full force and effect, enforceable in accordance with their terms against the Company or Subsidiary party thereto and, to the Knowledge of the Company, the counterparties thereto; and (C) neither the Company nor any of its Subsidiaries has received or provided any written notice of any event or occurrence that has resulted or would reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a default with respect to any such lease.

(q) Intellectual Property.

(i) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect: (A) the Company and its Subsidiaries own, license or have the right to use all Intellectual Property used in the operation of their businesses as currently conducted, free and clear of all Liens; (B) no Actions or orders are pending or, to the Knowledge of the Company, have been threatened (including cease and desist letters or requests for a license) in the last year against the Company or its Subsidiaries with regard to any Intellectual Property; (C) the operation of the Company and its Subsidiaries’ businesses as currently conducted does not infringe, misappropriate or violate (“Infringe”) the Intellectual Property of any other person and, to the Knowledge of the Company, no person is Infringing the Company’s or any of its Subsidiaries’ Intellectual Property; (D) all registrations and applications for registered Intellectual Property owned or controlled by the Company or any of its Subsidiaries that is or are material to the Company and its Subsidiaries, taken as a whole, are subsisting and unexpired, have not been abandoned or canceled and to the Knowledge of the Company, are valid and enforceable; (E) the Company and its Subsidiaries take commercially reasonable actions to protect their Intellectual Property (including trade secrets and confidential information), and have required all persons who were hired by the Company or its Subsidiaries after January 1, 2005 and who create or contribute to material proprietary Intellectual Property to assign all of their rights therein to the Company or its Subsidiaries; and (F) the Company and its Subsidiaries take commercially reasonable actions to maintain and protect the integrity, security and operation of their software, networks, databases, systems and websites (and all information transmitted thereby or stored therein), and there have been no violations of same since January 1, 2007.

(ii) “Intellectual Property” shall mean all intellectual property rights, including without limitation patents, inventions, technology, discoveries, processes, formulae and know-how, copyrights and copyrightable works (including software, databases, applications, code, systems, networks, website content, documentation and related items), trademarks, service marks, trade names, logos, domain names, corporate names, trade dress and other source indicators, and the goodwill of the business appurtenant thereto, trade secrets, customer data and other confidential or proprietary information.

(r) Affiliated Transactions. Since January 1, 2008 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries on the one hand, and the Affiliates of the Company on the other hand (other than the Company’s Subsidiaries), that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Documents.

(s) Voting Requirements. The affirmative vote of holders of a majority in voting power of the outstanding shares of Company Common Stock, voting together as a single class (the “Company Stockholder Approval”), at the Company Stockholders’ Meeting or any adjournment or postponement thereof is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Merger and the other transactions contemplated by this Agreement.

(t) State Takeover Laws; Company Certificate Provisions. The Board of Directors of the Company has adopted resolutions sufficient to render inapplicable the limitations on “business combinations” contained in Section 203 of the DGCL to Parent and Merger Sub, this Agreement, the Voting Agreement and the Merger. No other state anti-takeover statute or regulation, nor any takeover-related provision in the Company

Certificate or Company Bylaws, is applicable to Parent or Merger Sub, this Agreement, the Voting Agreement or the Merger that would (i) prohibit or restrict the ability of the Company to perform its obligations under this Agreement or the Certificate of Merger or its ability to consummate the Merger or the other transactions contemplated hereby, (ii) have the effect of invalidating or voiding this Agreement or the Voting Agreement, or the Certificate of Merger, or any provision hereof or thereof, or (iii) subject Parent or Merger Sub to any impediment or condition in connection with the exercise of any of its rights under this Agreement, the Voting Agreement or the Certificate of Merger.

(u) Brokers and Other Advisors. No broker, investment banker, financial advisor or other person (other than Citigroup Global Markets Inc. and Evercore Group L.L.C.) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has delivered to Parent complete and accurate copies of all Contracts under which any such fees or expenses are payable and all indemnification and other Contracts related to the engagement of the persons to whom such fees are payable.

(v) Opinion of Financial Advisors. The Special Committee has received the opinion of Evercore Group L.L.C., dated as of the date of this Agreement, to the effect that, as of such date, the Class A Merger Consideration is fair, from a financial point of view, to the holders of the shares of Company Class A Common Stock (other than those holders who also hold shares of Company Class B Common Stock) entitled to receive such Class A Merger Consideration. The Board of Directors of the Company has received the opinion of Citigroup Global Markets Inc., dated as of the date of this Agreement, to the effect that, as of such date, the Class A Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Class A Common Stock (other than those holders who are also holders of Company Class B Common Stock and their Affiliates).

SECTION 3.02. Representations and Warranties of Parent and Merger Sub. Except as disclosed in the Parent SEC Documents or any other reports, schedules, forms, statements or other documents (including exhibits and other information incorporated therein), in each case, filed with or furnished by Parent to the SEC since January 1, 2007 and publicly available prior to the date of this Agreement (but excluding any forward looking disclosures set forth in any risk factor section, any disclosures in any section relating to forward looking statements and any other disclosures included therein to the extent they are predictive or forward-looking in nature), and except as set forth in the disclosure letter delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”) (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure letter relates (and such items or matters disclosed in other sections of the Parent Disclosure Letter to the extent the relevance of such items or matters to the referenced Section or subsection of this Agreement is readily apparent on the face of such disclosure)), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power. Each of Parent, Merger Sub and each of Parent’s Subsidiaries has been duly organized and is validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the Laws of the jurisdiction of its incorporation or formation, as the case may be, and has all requisite power and authority necessary to enable it to use its corporate or other name and to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as currently conducted, except where the failure to be so organized, existing and in good standing, or to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent, Merger Sub and each of Parent’s Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or other assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing individually or in the aggregate has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company, prior to the date of this Agreement, complete and accurate copies of the Restated

Certificate of Incorporation of Parent (the “Parent Certificate”) and the By-Laws of Parent (the “Parent Bylaws”), the Merger Sub Certificate and the Merger Sub Bylaws. The Parent Certificate, the Parent Bylaws, the Merger Sub Certificate and the Merger Sub Bylaws so delivered are in full force and effect and Parent is not in violation of the Parent Certificate or Parent Bylaws and Merger Sub is not in violation of the Merger Sub Certificate or the Merger Sub Bylaws.

(b) Subsidiaries. Section 3.02(b) of the Parent Disclosure Letter lists, as of the date hereof, each Significant Subsidiary of Parent (including its jurisdiction of incorporation or formation). All of the outstanding capital stock of, or other equity interests in, each Significant Subsidiary of Parent, are directly or indirectly owned by Parent. All the issued and outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary owned by Parent have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Parent free and clear of all Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests.

(c) Capital Structure.

(i) The authorized capital stock of Parent consists of 1,750,000,000 shares of Parent Common Stock, 600,000 shares of Class B Stock, par value $1.00 per share (the “Parent Class B Stock”) and 22,043,067 shares of cumulative preferred stock, par value $1.00 per share (“Parent Preferred Stock”). At the close of business on September 23, 2009:

(A) 869,234,362 shares of Parent Common Stock were issued and outstanding (which number includes zero shares of Parent Common Stock held by Parent in its treasury);

(B) no shares of Parent Class B Stock or Parent Preferred Stock were issued and outstanding;

(C) 83,192,003 shares of Parent Common Stock were reserved and available for issuance upon or otherwise deliverable in connection with the grant of equity-based awards pursuant to the Xerox Corporation 1996 Non-Employee Director Stock Option Plan, Xerox Corporation 2004 Equity Compensation Plan for Non-Employee Directors, Xerox Corporation 2004 Performance Incentive Plan, Xerox Corporation 1991 Long-Term Incentive Plan, Xerox Corporation 1998 Employee Stock Option Plan, Xerox Mexicana, S.A. de C.V. Executive Rights Plan, Xerox Canada Inc. Executive Rights Plan, in each case as amended to date (such plans, collectively, the “Parent Stock Plans”), of which 44,495,447 shares of Parent Common Stock were subject to outstanding options to purchase Parent Common Stock (“Parent Stock Options”) or agreements to grant Company Stock Options and 30,102,245 shares were subject to grants of restricted stock units in respect of Parent Common Stock (“Parent RSUs”) or agreements to grant Parent RSUs; and

(D) except as set forth above in this Section 3.02(c) and except for changes since September 23, 2009 resulting from the issuance of Parent Common Stock pursuant to Parent Stock Options or Parent RSUs or as expressly permitted by Section 4.01(b), (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities or equity interests of Parent, (B) any securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity securities of Parent or any of its Subsidiaries, (C) any warrants, calls, options or other rights to acquire from Parent or any of its Subsidiaries, or any obligation of Parent or any of its Subsidiaries to issue, any shares of capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Parent or any of its Subsidiaries or (D) any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of Parent Common Stock on a deferred basis or other rights that are linked to the value of Parent Common Stock and (y) there are not any outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities (except pursuant to the forfeiture of Parent Stock Options and Parent RSUs or the acquisition by the

Parent of shares of Parent Common Stock in settlement of the exercise price of a Parent Stock Option or for purposes of satisfying Tax withholding obligations with respect to holders of Parent Stock Options). All outstanding Parent Stock Options are evidenced by stock option agreements or other award agreements. There are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of Parent may vote are issued or outstanding. Neither Parent nor any of its Subsidiaries is a party to any voting Contract with respect to the voting of any of its securities.

(ii) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $1.00 per share, of which one share is issued and outstanding, which share is owned beneficially and of record by Parent.

(iii) All outstanding shares of capital stock of Parent and Merger Sub are, and all shares which will be issued in connection with the Merger or may be issued under Parent’s stock incentive plans and other employment arrangements will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(d) Authority.

(i) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and, in the case of Parent, the Voting Agreement and, subject to receipt of the Parent Stockholder Approval, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Voting Agreement by Parent and the execution and delivery of this Agreement by Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement and the Voting Agreement, as applicable, have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or the Voting Agreement or to consummate the transactions contemplated by this Agreement (other than the receipt of the Parent Stockholder Approval and the adoption of this Agreement by Parent, in its capacity as sole stockholder of Merger Sub (which Parent shall cause to occur as soon as reasonably practicable following the execution of this Agreement)) and the Voting Agreement. Each of this Agreement and the Voting Agreement has been duly executed and delivered by Parent and this Agreement has duly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery by the other parties thereto, constitutes a legal, valid and binding obligation of Parent and Merger Sub, as applicable, enforceable against Parent and Merger Sub, as applicable, in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(ii) The Board of Directors of Parent has unanimously, by resolutions duly adopted at a meeting duly called and held (i) determined that it is in the best interests of Parent and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger upon the terms and subject to the conditions set forth in this Agreement, (iii) directed that the proposal to issue shares of Parent Common Stock required to be issued in the Merger be submitted to the holders of Parent Common Stock for their approval in accordance with the terms of this Agreement and (iv) subject to Section 4.03, resolved to recommend that the stockholders of Parent approve the proposal to issue shares of Parent Common Stock required to be issued in the Merger pursuant to this Agreement (the “Parent Share Issuance”) at the Parent Stockholders’ Meeting, which resolutions have not as of the date hereof been subsequently rescinded, modified or withdrawn in any way.

(iii) The Board of Directors of Merger Sub has by written consent of the sole director (i) determined that it is in the best interests of Merger Sub and its sole stockholder, Parent, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this

Agreement and the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement and (iii) directed that Merger Sub submit the adoption of this Agreement to its sole shareholder, Parent, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(e) Noncontravention. The execution and delivery of this Agreement and the Voting Agreement by Parent and this Agreement by Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement and the Voting Agreement and compliance by Parent and Merger Sub with the provisions of this Agreement and the Voting Agreement, as applicable, will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, rights or assets of Parent, Merger Sub or any of Parent’s Subsidiaries under (i) subject to receipt of the Parent Stockholder Approval, the Parent Certificate or the Parent Bylaws, the Merger Sub Certificate or the Merger Sub Bylaws or the comparable organizational documents of any of Parent’s Significant Subsidiaries, (ii) any Contract to which Parent, Merger Sub or any of Parent’s Subsidiaries is a party or any of their respective properties, rights or assets is subject or (iii) subject to receipt of the Parent Stockholder Approval and the governmental filings and other matters referred to in the following sentence, any Law or Order applicable to Parent, Merger Sub or any of Parent’s Subsidiaries or their respective properties, rights or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights of termination, modification, cancellation or acceleration, losses or Liens that individually or in the aggregate have not had and would not reasonably be expected to have a Parent Material Adverse Effect. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent, Merger Sub or any of Parent’s Subsidiaries in connection with the execution and delivery of this Agreement and the Voting Agreement by Parent and Merger Sub, as applicable, or the consummation by Parent and Merger Sub of the Merger or the other transactions contemplated by this Agreement and the Voting Agreement, as applicable, except for (1) (A) the filing of a premerger notification and report form by Parent under the HSR Act and the termination of the waiting period required thereunder and (B) filings with respect to, and the receipt, termination or expiration, as applicable, of approvals or waiting periods required under any other applicable Antitrust Law, (2) the filing with the SEC of (Y) the Form S-4 and (Z) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (3) any filings with and approvals of the NYSE, (4) any filings required pursuant to applicable foreign securities laws and state securities, takeover and “blue sky” laws, as may be required in connection with this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby, (5) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the delivery of the Certificate of Amendment to the Department of State of the State of New York and (6) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(f) Parent SEC Documents.

(i) Parent has timely filed or furnished all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the SEC required to be filed or furnished by Parent under the Exchange Act since January 1, 2007 (such documents, together with any documents filed or furnished during such period by Parent with the SEC on a voluntary basis on Current Reports on Form 8-K, the “Parent SEC Documents”). Each of the Parent SEC Documents, as of the time of its filing or, if applicable, as of the time of its most recent amendment, complied in all material respects with, to the extent in effect at such time, the requirements of the Securities Act and the Exchange Act applicable to such Parent SEC Document, and none of the Parent SEC Documents when filed or, if amended, as of the date of such most recent amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements (including the related notes) of Parent included in the Parent SEC Documents (or incorporated therein by reference) complied at the time it was filed or, if amended, as of the date of such most recent amendment, as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing or amendment, had been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments). Except as reflected or reserved against in the most recent audited balance sheet of Parent included in Parent SEC Documents filed prior to the date of this Agreement, neither Parent nor any of its Subsidiaries has any material liabilities or material obligations of any nature (whether absolute, accrued, known or unknown, contingent or otherwise), other than (A) liabilities or obligations incurred since June 30, 2009 in the ordinary course of business which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (B) liabilities or obligations incurred after the date hereof not in violation of this Agreement, (C) liabilities or obligations incurred pursuant to this Agreement and (D) liabilities or obligations not required to be set forth on the consolidated balance sheet of Parent under GAAP. Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s consolidated financial statements or other Parent SEC Documents. None of the Subsidiaries of Parent are, or have at any time since January 1, 2007 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(ii) Parent’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act, are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within Parent, and to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The chief executive officer and the chief financial officer of Parent have evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in Parent’s most recent Form 10-K or Form 10-Q, as applicable, or any amendment thereto, their conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by such report or amendment based on such evaluation. The chief executive officer and the chief financial officer of Parent have disclosed, based on their most recent evaluation of Parent’s internal control over financial reporting, to Parent’s auditors and the audit committee of Parent’s Board of Directors (or persons performing the equivalent functions): (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information; and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(iii) Since January 1, 2007, (i) neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any director, officer or auditor of Parent or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any credible complaint, allegation, assertion or claim, whether written or oral, regarding a deficiency with the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls reasonably likely to lead to material non-compliance by Parent with GAAP or the Exchange Act, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which such complaint, allegation, assertion or claim was not publicly disclosed in the Parent SEC Documents or satisfactorily addressed or otherwise cured and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or their respective officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof.

(g) Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Joint Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and the stockholders of Parent and at the time of the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company. The Form S-4 and the Joint Proxy Statement will, with respect to information regarding Parent, comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act, respectively.

(h) Absence of Certain Changes or Events. Since June 30, 2009, there has not been any Parent Material Adverse Effect. Since June 30, 2009 through the date of this Agreement, (i) Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course and (ii) there has not been any action taken or committed to be taken by Parent or any Subsidiary of Parent which, if taken following entry by Parent into this Agreement, would have required the consent of the Company pursuant to Section 4.01(b)(i), (b)(ii), (b)(iv), (b)(viii) or (b)(x).

(i) Litigation. There are no Actions pending or, to the Knowledge of Parent or Merger Sub, threatened against Parent, Merger Sub or any of Parent’s Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Parent or Merger Sub, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. None of Parent, Merger Sub, any of Parent’s Subsidiaries or any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(j) Material Contracts.

(i) For purposes of this Agreement, a “Parent Material Contract” shall mean any Contract required to be filed as an exhibit to Parent’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Securities Act. Except as set forth as an exhibit to the Parent SEC Documents, as of the date hereof, neither Parent nor any of its Subsidiaries is a party to or bound by any Parent Material Contract.

(ii) Each Parent Material Contract is valid and in full force and effect and enforceable in accordance with its respective terms, subject to the Bankruptcy and Equity Exception, except to the extent that (A) it has previously expired in accordance with its terms or (B) the failure to be in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(iii) Neither Parent nor any of its Subsidiaries, nor, to Parent’s Knowledge, any counterparty to any Parent Material Contract, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any Parent Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. No party to any Parent Material Contract has given Parent or any of its Subsidiaries written notice of its intention to cancel, terminate, change the scope of rights under or fail to renew any Parent Material Contract and neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any other party to any Parent Material Contract, has repudiated in writing any material provision thereof.

(k) Compliance with Laws; Permits.

(i) Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(A) each of Parent and its Subsidiaries is and has been since January 1, 2007 in compliance with all Laws (including those related to human health and safety or to the environment) and Orders applicable to it, its properties, rights or assets or its business or operations;

(B) Parent and each of its Subsidiaries has in effect all Permits, including Permits related to human health and safety or to the environment, necessary for it to own, lease or operate its properties and other assets and to carry on its business and operations as currently conducted and as were conducted through the most recently completed fiscal year, and neither Parent nor any of its Subsidiaries has reason to believe that any such Permit will be revoked, will not be renewed, or will be modified on terms more burdensome than currently applicable;

(C) there has occurred no default under, or violation of, any such Permit;

(D) the consummation of the Merger would not cause the revocation, modification or cancellation of any such Permit; and

(E)(I) since January 1, 2007, neither Parent nor any of its Subsidiaries has, in a manner that could give rise to liability under applicable Laws, Released any Hazardous Materials in, on, under, from or affecting any properties or facilities currently or formerly owned, leased or operated by Parent or any of its Subsidiaries, (II) to the Knowledge of Parent, Hazardous Materials are not otherwise present at or affecting any such properties or facilities, or at any other location, that could reasonably be expected to result in liability to or otherwise adversely affect Parent or any of its Subsidiaries, and (III) to the Knowledge of Parent, there is no basis for any claim against it or any of its Subsidiaries or any liability or obligation of it or any of its Subsidiaries under any Laws related to human health and safety or to the environment.

(ii) To Parent’s Knowledge, (a) it is in compliance in all material respects with the Foreign Corrupt Practices Act and any other United States and foreign Laws concerning corrupting payments; and (b) between January 1, 2005 and the date of this Agreement, Parent has not been investigated by any Governmental Entity with respect to, or given notice by a Governmental Entity of, any violation by Parent of the Foreign Corrupt Practices Act or any other United States or foreign Laws concerning corrupting payments.

This paragraph (k) does not relate to Tax matters, labor or employment matters, ERISA matters, or Intellectual Property matters, those topics being the subject of paragraphs (l), (m), (n) and (p), as applicable.

(l) Labor Relations and Other Employment Matters.

(i)(A) Neither Parent nor any of its subsidiaries is a party to any material collective bargaining agreement or other material contract or agreement with any labor organization, nor is any such contract or agreement, as of the date hereof, being negotiated or contemplated and (B) there is no existing union or, to the Knowledge of Parent, attempt by organized labor to cause Parent or any of its Subsidiaries to recognize any union or collective bargaining representative, and, to the Knowledge of Parent, no organizational effort is, as of the date hereof, being made or threatened on behalf of any labor union with respect to employees of Parent or any of its Subsidiaries, (B) there are currently, and since January 1, 2007 have been, no work stoppages, strikes, slowdowns, warning strikes or other disruptions by employees of Parent or any of its Subsidiaries except for such events that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, and (C) neither Parent nor any of its Subsidiaries is, or since January 1, 2007 has been, in material violation of any applicable U.S. or foreign labor Laws except for noncompliance that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(ii) To the Knowledge of Parent, Parent and its Subsidiaries have, whenever required by Law, duly informed and consulted each works’ council, or similar representative body, or otherwise satisfied any applicable procedural and substantive requirements vis-à-vis any applicable works’ council or similar representative body, in connection with the entering into of this Agreement.

(iii) Parent and its Subsidiaries have complied in all material respects with material collective bargaining agreements, material works agreements and all Laws pertaining to the engagement or termination of services of employees, officers, directors or consultants, except for noncompliance that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(m) ERISA Compliance.

(i) Section 3.02(m)(i) of the Parent Disclosure Letter contains a complete and accurate list of each material Parent Benefit Plan. For the purposes of this Agreement, a “Parent Benefit Plan” means an “employee benefit plan” (within the meaning of Section 3(3) of ERISA including multiemployer plans within the meaning of Section 3(37) of ERISA) and all employment, employee loan, collective bargaining, bonus, pension, retirement, profit sharing, deferred compensation, incentive compensation, equity-based compensation, paid time off, fringe benefit, vacation, severance, retention, change in control, and all other employee benefit plans, programs, policies or arrangements sponsored, maintained, contributed to or required to be maintained or contributed to by Parent or any of its Subsidiaries or any other person or entity that, together with the Parent, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a “Parent Commonly Controlled Entity”) (exclusive of any such plan, program, policy or arrangement mandated by and maintained solely pursuant to applicable law), in each case providing benefits to any Parent Personnel or under which Parent or any of its Subsidiaries or Parent Commonly Controlled Entities otherwise have any material obligations or liabilities. Each Parent Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) is sometimes referred to herein as a “Parent Pension Plan” and each Parent Benefit Plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) is sometimes referred to herein as a “Parent Welfare Plan”.

(ii) Parent has made available to the Company current, complete and accurate copies of (A) each material Parent Benefit Plan (other than Parent Benefit Plans maintained primarily for the benefit of individuals regularly employed outside the United States (“Parent Foreign Benefit Plans”), (each a “U.S. Parent Benefit Plan”), and with respect to Parent Foreign Benefit Plans, Section 3.02(m)(i) of Parent Disclosure Letter identifies those material Parent Benefit Plans which are Parent Foreign Benefit Plans, with respect to which current, complete and accurate copies of which will be made available to Company as soon as practicable following the date of this Agreement) (or, in either case, with respect to any unwritten Parent Benefit Plans or Parent Foreign Benefit Plans a summary thereof (or, in either case, with respect to any unwritten Parent Benefit Plans or Parent Foreign Benefit Plans, accurate descriptions thereof) (exclusive of local offer letters mandated under applicable non-U.S. law that do not impose any severance obligations other than any mandatory statutory severance), (B) for the most recent year (1) annual reports on Form 5500 required to be filed with the IRS or any other Governmental Entity with respect to each material U.S. Parent Benefit Plan (if any such report was required) and all schedules and attachments thereto, (2) audited financial statements, and (3) actuarial valuation reports, (C) the most recent summary plan description and summary of material modifications for each material U.S. Parent Benefit Plan for which such summary plan description is required, (D) each trust agreement and insurance or group annuity agreement relating to any material U.S. Parent Benefit Plan and (E) the most recent IRS determination letter, in each of clauses (A)-(E), to the extent applicable.

(iii) Each Parent Benefit Plan has been administered in all material respects in accordance with its terms except as, individually or in the aggregate, has not had or would not reasonably be expected to have a Parent Material Adverse Effect. Parent and its Subsidiaries (with respect to each Parent Benefit Plan) and each Parent Benefit Plan, are in compliance in all respects with the applicable provisions of ERISA, the Code and all other applicable Laws, except, in each case, for noncompliance that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Parent and its Subsidiaries (with respect to each Parent Foreign Benefit Plan), and each Parent Foreign Benefit Plan, are in compliance in all respects with the applicable Laws of foreign jurisdictions and the terms of all collective bargaining agreements, except, in each case, for noncompliance that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(iv) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, all Parent Pension Plans intended to be qualified within the meaning of Section 401(a) of the Code have received favorable determination letters from the IRS, to the effect that such Parent Pension Plans are so qualified and exempt from Federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked (nor, to the Knowledge of Parent, has revocation been threatened) and no event has occurred since the date of the most recent determination letter relating to any such Parent Pension Plan that would reasonably be expected to adversely affect the qualification of such Parent Pension Plan or materially increase the costs relating thereto or require security under Section 307 of ERISA. Parent has provided to the Company a complete and accurate list of all amendments to any Parent Pension Plan as to which a favorable determination letter has not yet been received.

(v) For each Parent Benefit Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form 5500 since the date thereof.

(vi) With respect to any multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) to which Parent, its Subsidiaries or any Parent Commonly Controlled Entity has any liability or contributes (or has at any time contributed or had an obligation to contribute), no such multiemployer plan is in reorganization or insolvent (as those terms are defined in Sections 4241 and 4245 of ERISA, respectively), except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(vii) With respect to each Parent Benefit Plan, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect (A) neither Parent, its Subsidiaries nor any Parent Commonly Controlled Entity has any unsatisfied liability under Title IV of ERISA, (B) no condition exists that presents a material risk to Parent or any Parent Commonly Controlled Entity of incurring a material liability under Title IV of ERISA, (C) the PBGC has not instituted proceedings under Section 4042 of ERISA to terminate any Parent Benefit Plan and no condition exists that presents a risk that such proceedings will be instituted, and (D) no event has occurred and no condition exists that would be reasonably expected to subject the Parent, any of its Subsidiaries or any Parent Commonly Controlled Entity, to any Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws, rules and regulations. With respect to each Parent Benefit Plan that provides health benefits (whether or not insured) with respect to employees or former employees (or any of their beneficiaries) of Parent or any of its Subsidiaries after retirement or other termination of service (each, a “Parent Retiree Welfare Plan”), such Parent Benefit Plan may be amended to reduce benefits or limit the liability of Parent or any of its Subsidiaries or terminated, in each case, without material liability to Parent or any of its Subsidiaries on or at any time after the Effective Time.

(viii) With respect to each Parent Benefit Plan, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, (A) there are no Actions by any Governmental Entity with respect to termination proceedings or other claims (except claims for benefits payable in the normal operation of the Parent Benefit Plans), suits or proceedings against or involving any Parent Benefit Plan or asserting any rights or claims to benefits under any Parent Benefit Plan that are pending, threatened or in progress (including, without limitation, any routine requests for information from the PBGC), (B) to the Knowledge of Parent, there are not any facts that could give rise to any liability in the event of any such Action, and (C) no written or oral communication has been received from the PBGC in respect of any Parent Benefit Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein.

(ix) With respect to each Parent Benefit Plan, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, (A) there has not occurred any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), (B) there has not occurred a reportable event (as such term is defined in Section 4043(c) of ERISA), (C) there is no present intention that any Parent Benefit Plan be materially amended, suspended or terminated, or otherwise modified to adversely change benefits (or the levels thereof) under any Parent Benefit Plan at any time within the twelve months immediately following the date hereof, and (D) the provision of retiree welfare benefits under any Parent Benefit Plan may be terminated at any time by Parent or its Subsidiaries without liability to Parent or its Subsidiaries.

(x) None of the execution and delivery of this Agreement, the obtaining of the Parent Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (whether alone or in conjunction with any other event, including as a result of any termination of employment on or following the Effective Time) will (A) entitle any Parent Personnel to severance or termination pay, (B) accelerate the time of payment or vesting, or trigger any payment or funding (through a grantor trust or otherwise) of, compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Parent Benefit Plan, (C) result in any breach or violation of, or a default under, any Parent Benefit Plan or (D) result in payments under any Parent Benefit Plan that would not be deductible under Section 280G of the Code.

(xi) Each Parent Stock Option has been granted with an exercise price per share equal to or greater than the per share fair market value (as such term is used in Code Section 409A and the guidance and regulations issued thereunder) of Parent Common Stock underlying such Parent Stock Option on the grant date thereof.

(xii) Each Parent Benefit Plan that is a nonqualified deferred compensation plan has been operated since January 1, 2005 in compliance with Code Section 409A and the guidance and regulations issued thereunder. No Parent Benefit Plan that is a nonqualified deferred compensation plan that is intended to be grandfathered has been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004.

(n) Taxes.

(i) Parent and each of its Subsidiaries have (A) timely filed (or had timely filed on their behalf) with the appropriate Taxing Authority all material Tax Returns required to be filed by them (giving effect to all extensions), and all such Tax Returns are true, correct and complete in all material respects and (B) timely paid (or had timely paid on their behalf) all material Taxes, whether or not reflected on a Tax Return, required to have been paid by them or have established on Parent’s consolidated financial statements adequate reserves, in accordance with GAAP, for such Taxes.

(ii) There are no material liens for Taxes upon any property or assets of Parent or any of its Subsidiaries, except for liens for Taxes not yet due or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves, in accordance with GAAP, have been established.

(iii) No federal, state, local or foreign audits or other administrative proceedings or court proceedings that, in each case, would reasonably be expected to result in material liability for Taxes are, as of the date hereof, pending with regard to any Taxes or Tax Returns of Parent or any of its Subsidiaries, and none of Parent or any of its Subsidiaries has received a written notice of any material pending or proposed claims, audits or proceedings with respect to Taxes. The relevant statute of limitations is closed for all years through December 31, 2005 with respect to the consolidated U.S. Federal income Tax Returns for the consolidated group of which Parent is the common parent.

(iv) None of Parent or any of its Subsidiaries (A) has been included in any consolidated U.S. Federal income Tax Return (other than any such Tax Returns (1) in which they are currently included, (2) with respect to which the statute of limitations (as extended) has expired or (3) with respect to taxable years ending before January 1, 2001), (B) has received any written notice of deficiency or assessment from any Taxing Authority for any material amount of Tax that has not been fully settled or satisfied, or (C) has received any written notice from the IRS or any person to the effect that Parent or any of its Subsidiaries is potentially liable for a material amount of Taxes of another person pursuant to Section 1.1502-6 of the Treasury Regulations by virtue of having been a member of a consolidated group for U.S. Federal income tax purposes (other than as a result of having been a member of the consolidated group in which it is currently a member).

(v) No claim has been made in writing by any Taxing Authority in a jurisdiction where Parent and its Subsidiaries do not file Tax Returns that any such entity is, or may be, subject to a material amount of taxation by that jurisdiction.

(vi) None of Parent or any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury Regulations.

(vii) Parent and each of its Subsidiaries have disclosed on their U.S. Federal income Tax Returns all positions taken therein that could give rise to substantial understatement of U.S. Federal income Tax within the meaning of Section 6662 of the Code and have properly prepared all applicable documentation described in Section 6662(e)(3) of the Code and the regulations thereunder.

(viii) Except for representations contained in this Section 3.02(n) and in Sections 3.02(b), (c), (e), (f), (g) and (m), no representations in this Section 3.02 shall be construed as making any representation with respect to Taxes of Parent or any of its Subsidiaries.

(o) Title to Properties. Except for those matters that individually or in the aggregate have not had and would not reasonably be expected to have a Parent Material Adverse Effect: (A) Parent and each of its Subsidiaries has good, valid and marketable title to, or valid leasehold or sublease interests or other comparable contract rights in or relating to all real property that is material to Parent and its Subsidiaries, taken as a whole, free and clear of all Liens, except for minor defects in title, recorded easements, restrictive covenants and similar encumbrances of record; (B) Parent and each of its Subsidiaries has complied with the terms of all leases of real property that is material to Parent and its Subsidiaries, taken as a whole, and all such leases are in full force and effect, enforceable in accordance with their terms against Parent or Subsidiary party thereto and, to the Knowledge of Parent, the counterparties thereto; and (C) neither Parent nor any of its Subsidiaries has received or provided any written notice of any event or occurrence that has resulted or would reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a default with respect to any such lease.

(p) Intellectual Property.

(i) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect: (A) Parent and its Subsidiaries own, license or have the right to use all Intellectual Property used in the operation of their businesses as currently conducted, free and clear of all Liens; (B) no Actions or orders are pending or, to the Knowledge of Parent, have been threatened (including cease and desist letters or requests for a license) in the last year against Parent or its Subsidiaries with regard to any Intellectual Property; (C) the operation of Parent and its Subsidiaries’ businesses as currently conducted does not Infringe the Intellectual Property of any other person and, to the Knowledge of Parent, no person is Infringing Parent’s or any of its Subsidiaries’ Intellectual Property; (D) all registrations and applications for registered Intellectual Property owned or controlled by Parent or any of its Subsidiaries that is or are material to Parent and its Subsidiaries, taken as a whole, are subsisting and unexpired, have not been abandoned or canceled, and to the Knowledge of Parent, are valid and enforceable; (E) Parent and its Subsidiaries take commercially reasonable actions to protect their Intellectual Property (including trade secrets and confidential information), and have required all persons who were hired by Parent or its Subsidiaries after January 1, 2005 and who create or contribute to material proprietary Intellectual Property to assign all of their rights therein to Parent or its Subsidiaries; and (F) Parent and its Subsidiaries take commercially reasonable actions to maintain and protect the integrity, security and operation of their software, networks, databases, systems and websites (and all information transmitted thereby or stored therein), and there have been no violations of same since January 1, 2007.

(q) Financing. Parent has delivered to the Company true and complete fully executed copies of the commitment letter, dated as of the date hereof, among Parent, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A., including all exhibits, schedules, annexes and amendments to such agreement in effect as of the date of this Agreement, and excerpts of those portions of each fee letter and engagement letter associated therewith that contain any conditions to funding or “flex” provisions or other substantive provisions (excluding provisions related solely to fees and economic terms agreed to by the parties) regarding the terms and conditions of the financing to be provided thereby (collectively, the “Commitment Letter”), pursuant to which and subject to the terms and conditions thereof each of the parties thereto (other than Parent), have severally agreed and committed to provide the debt financing set forth therein (the “Financing”). The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the date of this Agreement and the respective commitments contained in the Commitment Letter have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Parent and, to the Knowledge of Parent, the other parties thereto, subject to the Bankruptcy and Equity Exception. There are no conditions precedent, “flex” provisions or other substantive provisions (excluding provisions related solely to fees) regarding the terms and conditions of the Financing other than as expressly set forth in the Commitment Letter. Subject to the terms and conditions of the Commitment Letter and assuming the accuracy in all material respects of the Company’s representations and warranties with respect to the Company and its Subsidiaries, taken as a whole, in Section 3.01 of this Agreement, and assuming compliance by the Company in all material respects with its covenants contained in Section 4.01 of this Agreement, the net proceeds of the Financing, together with other financial resources of Parent including cash on hand and the proceeds of loans under existing revolving credit facilities of Parent on the Closing Date, will, in the aggregate, be sufficient for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of any amounts required to be paid pursuant to Article I and Article II, and the payment of any debt required to be repaid, redeemed, retired, canceled, terminated or otherwise satisfied in connection with the Merger (including all indebtedness of the Company and its Subsidiaries required to be repaid, redeemed, retired, canceled, terminated or otherwise satisfied in connection with the Merger) (all such debt, the “Required Refinancing Indebtedness”) and of all fees and expenses reasonably expected to be incurred in connection herewith. As of the date of this Agreement, (i) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), in each case, on the part of Parent or, to the Knowledge of Parent, any other party to the Commitment Letter, under the Commitment Letter, and (ii) assuming the accuracy in all material respects of the Company’s representations and warranties contained in Section 3.01 hereof, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing or any other funds necessary for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement and the payment of the Required Refinancing Indebtedness and of all fees and expenses reasonably expected to be incurred in connection herewith will not be available to Parent on the Closing Date. Parent has fully paid all fees required to be paid prior to the date of this Agreement pursuant to the Commitment Letter.

(r) Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

(s) Affiliated Transactions. Since January 1, 2008 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries on the one hand, and the Affiliates of Parent on the other hand (other than Parent’s Subsidiaries), that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act and that have not been so disclosed in the Parent SEC Documents.

(t) Voting Requirements. The affirmative vote of holders of a majority in voting power of the shares of Parent Common Stock represented at the Parent Stockholders’ Meeting or any adjournment or postponement thereof (provided, that at least a majority in voting power of the shares of Parent Common Stock are represented in person or by proxy at such meeting or any adjournment or postponement thereof) (the “Parent Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of Parent necessary to approve the Parent Share Issuance and the other transactions contemplated hereby.

(u) State Takeover Laws; Company Certificate Provisions. No state anti-takeover statute or regulation, nor any takeover-related provision in the Parent Certificate or Parent Bylaws or Merger Sub Certificate or Merger Sub Bylaws, is applicable to the Company, this Agreement, the Voting Agreement or the Merger.

(v) Brokers and Other Advisors. No broker, investment banker, financial advisor or other person (other than Blackstone Advisory Services L.P. and J.P. Morgan Securities Inc.) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

(w) Opinion of Financial Advisors. Parent has received the opinions of Blackstone Advisory Services L.P. and J.P. Morgan Securities Inc., each dated as of the date of this Agreement, to the effect that, as of such date, the Class A Merger Consideration and the Class B Merger Consideration, taken together, to be paid by Parent in the Merger is fair, from a financial point of view, to Parent.

ARTICLE IV

COVENANTS RELATING TO THE BUSINESS

SECTION 4.01. Conduct of Business.

(a) Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 4.01(a) of the Company Disclosure Letter or as consented to in writing in advance by Parent (such consent not to be unreasonably withheld or delayed) or as otherwise permitted, contemplated or required by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course prior to the Closing and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization and goodwill, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors, others having business dealings with it and Governmental Entities having regulatory dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as otherwise set forth in Section 4.01(a) of the Company Disclosure Letter or as otherwise permitted, contemplated or required pursuant to this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without Parent’s prior written consent (such consent not to be unreasonably withheld or delayed):

(i)(A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company to its stockholders, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of capital stock or other securities (1) required (or permitted in connection with any net share settlement or Tax withholding) by the terms of the Company Stock Plans or any award agreement thereunder or (2) required by the terms of any plans, arrangements or Contracts existing on the date hereof between the Company or any of its Subsidiaries and any director or employee of the Company or any of its Subsidiaries;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other of its voting securities or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units (other than the issuance of shares of Company Common Stock upon the exercise of Company Stock Options or purchase rights under the ESPP outstanding on the date hereof and in accordance with their terms on the date hereof or permitted to be outstanding under this Section 4.01);

(iii) amend the Company Certificate or the Company Bylaws;

(iv) directly or indirectly acquire (A) by merging or consolidating with, by purchasing a substantial portion of the assets of, by making an investment in or capital contribution to, or by any other manner, any person or division, business or equity interest of any person or (B) any assets, rights or properties, except, in each case, for (1) capital expenditures, which shall be subject to the limitations of clause (vii) below, (2) purchases of assets in the ordinary course of business, and (3) other acquisitions not exceeding $15 million in the aggregate;

(v) sell, pledge, dispose of, transfer, abandon, lease, license, or otherwise encumber or subject to any Lien any properties, rights or assets of the Company or any of its Subsidiaries that are material to the Company and its Subsidiaries, taken as a whole, except sales, pledges, dispositions, transfers, abandonments, leases, licenses, encumbrances or Liens (A) required to be effected pursuant to Contracts existing as of the date hereof or entered into after the date hereof in compliance with this Agreement, (B) entered into in the ordinary course of business, and (C) of assets or properties of the Company or any of its Subsidiaries having a value not to exceed in the aggregate $25 million for all such actions taken under this clause (C);

(vi)(A) incur or otherwise acquire, or modify in any material respect the terms of, any indebtedness for borrowed money (capital leases shall be treated as indebtedness for borrowed money for purposes of this clause (vi)), or assume, guarantee or endorse, or otherwise become responsible for, any such indebtedness of another person (other than the Company and any wholly-owned Subsidiary of the Company), issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement condition of another person (other than the Company and any wholly-owned Subsidiary of the Company) or enter into any arrangement (including any capital lease) having the economic effect of any of the foregoing, other than the issuance of letters of credit in the ordinary course of business in connection with customer Contracts; (B) redeem, repurchase, prepay, defease or cancel any indebtedness for borrowed money, other than (1) as required in accordance with its terms or (2) in the ordinary course of business; or (C) make any loans or advances to any person (other than the Company and any wholly-owned Subsidiary of the Company), other than loans or advances to customers made in the ordinary course of business;

(vii) make or commit to any new capital expenditure, other than (A) capital expenditures in an aggregate amount not in excess of the Company’s budget for capital expenditures provided to Parent prior to the date of this Agreement and (B) up to $15 million of other capital expenditures made or committed to in connection with the performance of customer or other commercial Contracts entered into in the ordinary course of business;

(viii) except as required by Law or any judgment by a court of competent jurisdiction, pay, discharge, settle or satisfy any claims, liabilities, obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) or Actions that are material to the Company and its Subsidiaries, taken as a whole, other than the payment, discharge, settlement or satisfaction in the ordinary course of business or in accordance with their terms of claims, liabilities, obligations or Actions (A) disclosed, reflected or reserved against in the most recent audited financial statements (or the notes thereto) of the Company included in the Filed Company SEC Documents (for amounts not in excess of such reserves) or (B) incurred since the date of such financial statements in the ordinary course of business;

(ix)(A) enter into, materially modify, terminate, cancel or fail to renew any Contract that is or would be a Material Contract, or waive, release or assign any material rights or claims thereunder or (B) enter into, modify, amend or terminate any Contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would reasonably be expected to (1) prevent or materially delay or impair the ability of the Company and its Subsidiaries to consummate the Merger and the other transactions contemplated by this Agreement, or (2) impair in any material respect the ability of the Company and its Subsidiaries to conduct their business as currently conducted;

(x) except as required (A) by applicable Law, (B) to comply with any Company Benefit Plan or other Contract entered into prior to the date hereof or thereafter in accordance with this Section 4.01 or (C) as may be required to avoid adverse treatment under Section 409A of the Code, (1) adopt, enter into, terminate or amend any Company Benefit Plan (or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement), (2) grant any severance or termination pay to, or increase the compensation or fringe benefits of any Company Personnel, except in the ordinary course of business consistent with past practice with respect to Company Personnel who are not Key Personnel, (3) loan or advance any money or other material property to any Company Personnel (4) grant any equity or equity-based awards, (5) allow for the commencement of any new offering periods under any employee stock purchase plans, (6) remove any existing restrictions in any Company Benefit Plans or awards made thereunder, (7) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (8) take any action to accelerate the vesting or payment of any compensation or benefit under any Company Benefit Plan or awards made thereunder, or (9) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Company Pension Plan or change the manner in which contributions to any Company Pension Plan are made or the basis on which such contributions are determined;

(xi) except as required by applicable law, enter into or modify or amend in any material respect or terminate any collective bargaining agreement with any labor union other than pursuant to customary negotiations in the ordinary course of business;

(xii) except as required by GAAP or as advised by the Company’s regular independent public accountant, make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company;

(xiii)(A) increase the number of employees of the Company and its Subsidiaries (“Company Employees”), based on the number of Company Employees employed as of the date hereof, other than with respect to (1) employees hired in the ordinary course of business and (2) employees acquired in connection with an acquisition permitted under paragraph (iv) above, (B) enter into an employment agreement with any person with targeted annual cash compensation in excess of $500,000 (other than with respect to employees hired pursuant to offers of employment outstanding on the date hereof or with respect to newly hired employees filling positions that are reasonably and in good faith deemed by the Company to be essential, but in no event, in the aggregate to exceed two people), (C) pay out (or otherwise provide) any employee bonus or incentive compensation that is subject to the achievement of established performance goals where such performance goals are not achieved, or (D) set new bonus or incentive compensation performance targets for any employee, unless such performance targets are set in consultation with Parent;

(xiv) effect or permit a “plant closing” or “mass layoff” as those terms are defined in the Workers Adjustment and Retraining Notification Act (“WARN”) without complying with the notice requirements and all other provisions of WARN;

(xv) authorize or adopt, or publicly propose, a plan of complete or partial liquidation or dissolution of the Company;

(xvi) outside of the ordinary course of the Company’s administration of its Tax matters: adopt or change in any material respect any method of Tax accounting in respect of recognition of income for U.S. Federal income Tax purposes, make or change any material Tax election or file any amended material Tax Return; or

(xvii) authorize any of, or commit or agree to take any of, the foregoing actions.

(b) Conduct of Business by Parent. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 4.01(b) of the Parent Disclosure Letter or as consented to in writing in advance by the Company (such consent not to be unreasonably withheld or delayed) or as otherwise permitted, contemplated or required by this Agreement, Parent shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course prior to the Closing and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization and goodwill, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors, others having business dealings with it and Governmental Entities having regulatory dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as otherwise set forth in Section 4.01(b) of the Parent Disclosure Letter or as otherwise permitted, contemplated or required pursuant to this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to, without the Company’s prior written consent (such consent not to be unreasonably withheld or delayed):

(i)(A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of Parent to its stockholders and quarterly cash dividends with respect to Parent Common Stock not in excess of $0.0425 per share with usual declaration, record and payment dates, (B) with regard to Parent, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) with regard to Parent, purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of capital stock or other securities (1) required (or permitted in connection with any net share settlement or Tax withholding) by the terms of Parent Stock Plans or any award agreement thereunder or (2) required by the terms of any plans, arrangements or Contracts existing on the date hereof between Parent or any of its Subsidiaries and any director or employee of Parent or any of its Subsidiaries;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other of its voting securities or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units (other than (A) the issuance of shares of Parent Common Stock upon the exercise of Parent Stock Options or settlement of Parent RSUs, (B) the issuance of Parent Stock Options and Parent RSUs to employees, officers and directors of Parent in the ordinary course of business and (C) in compliance with Section 5.13, in connection with the Financing or any alternative financing);

(iii)(A) amend the Parent Certificate or the Merger Sub Certificate or (B) amend the Parent Bylaws or the Merger Sub Bylaws, in each case of this clause (B), in any manner that would adversely affect the holders of Company Common Stock whose shares are converted into shares of Parent Common Stock at the Effective Time in a manner different from holders of shares of Parent Common Stock prior to the Effective Time;

(iv)(A) directly or indirectly acquire (by merger, consolidation, acquisition of stock or assets, or otherwise) any corporation, partnership or other business organization or division thereof, or other assets, that in any such case are material to Parent and its Subsidiaries, taken as a whole, or (B) except for sales and dispositions of assets in the ordinary course of business, sell or otherwise dispose of any assets or securities of Parent or its Subsidiaries that are material to Parent and its Subsidiaries, taken as a whole;

(v) except for guarantees by Parent of obligations of its Subsidiaries in the ordinary course of business, incur or otherwise acquire any indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise become responsible for, any such indebtedness of another person, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of Parent or any of its Subsidiaries, or enter into any “keep well” or other Contract to maintain any financial statement condition of another person, or enter into any arrangement having the economic effect of any of the foregoing, if, in any such case, the taking of any such action would or would reasonably be expected to prevent, impede or materially delay the availability of the Financing;

(vi) enter into, modify, amend or terminate any Contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would reasonably be expected to prevent or materially delay or impair the ability of Parent and its Subsidiaries to consummate the Merger and the other transactions contemplated by this Agreement;

(vii) except as required by applicable Law, adopt, enter into, amend or terminate any Parent Pension Plan, Parent Retiree Welfare Plan or nonqualified deferred compensation plan in any manner that would or would reasonably be expected to prevent, impede or delay the availability of the Financing;

(viii) except as required by or permitted by GAAP or as advised by Parent’s regular independent public accountant, make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of Parent;

(ix) authorize or adopt, or publicly propose, a plan of complete or partial liquidation or dissolution of Parent;

(x) outside of the ordinary course of Parent’s administration of its Tax matters: adopt or change in any material respect any method of Tax accounting in respect of recognition of income for U.S. Federal income Tax purposes, make or change any material Tax election or file any amended material Tax Return; or

(xi) authorize any of, or commit or agree to take any of, the foregoing actions.

(c) Other Actions. Except as permitted by Sections 4.02 or 4.03, as applicable, the Company, Parent and Merger Sub shall not, and shall not permit any of their respective Subsidiaries to, take any action or fail to take any action that could reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied.

(d) Advice of Changes. The Company and Parent shall promptly advise the other party orally and in writing if, to the Knowledge of the Company or Parent, as applicable (i) any representation or warranty made by it (and, in the case of Parent, made by Merger Sub) contained in this Agreement becomes untrue or inaccurate in a manner that would or would be reasonably likely to result in the failure of the condition set forth in Section 6.02(a) or Section 6.03(a) or (ii) it (and, in the case of Parent, Merger Sub) fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it (and, in the case of Parent, Merger Sub) under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

SECTION 4.02. No Solicitation by the Company.

(a) The Company agrees that neither it nor any of its Subsidiaries nor any of its and their respective directors, officers or employees shall, and the Company shall cause its and its Subsidiaries’ Representatives not to, directly or indirectly through another person, (i) solicit, knowingly initiate or knowingly encourage, or knowingly facilitate, any Takeover Proposal or the making or consummation thereof, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information in connection with, or enter into any agreement with respect to, any Takeover Proposal, (iii) waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any person (other than Parent) with respect to the Company or any of its Subsidiaries, (iv) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provision in the Company’s certificate of incorporation or bylaws, inapplicable to any transactions contemplated by a Takeover Proposal (and, to the extent permitted thereunder, the Company shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted, to any person other than Parent or any of Parent’s Affiliates, under any such provisions) or (v) authorize any of, or commit or agree to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section 4.02(a) by the Company. The Company shall, and shall cause its Subsidiaries and its and their Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished in connection therewith. Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, in response to a bona fide written Takeover Proposal that the Board of Directors of the Company (acting through the Special Committee, if then in existence) determines in good faith (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation) constitutes or could reasonably be expected to lead to a Superior Proposal, and which Takeover Proposal was not solicited after the date hereof in violation of this Section 4.02(a) and was made after the date hereof and did not otherwise result from a breach of this Section 4.02(a), the Company may, subject to compliance with this Section 4.02, (x) furnish information with respect to the Company and its Subsidiaries to the person making such Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement not less restrictive to such person than the provisions of the Confidentiality Agreement (excluding paragraphs 6 and 7 of the Confidentiality Agreement), provided that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such person, and (y) participate in discussions or negotiations with the person making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal, if and only to the extent that in connection with the foregoing clauses (x) and (y), the Board of Directors of the Company (acting through the Special Committee, if then in existence) concludes in good faith (after consultation with its outside legal advisors) that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

The term “Takeover Proposal” means any inquiry, proposal or offer (or any communication or affirmation in support of any previously made inquiry, proposal or offer) from any third party relating to, or that could reasonably be expected to lead to, (i) any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any Subsidiary of the Company) or businesses that constitute 15% or more of the revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 15% or more of any class of equity securities of the Company or any Significant Subsidiary of the Company, (ii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Company, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving the Company or any of its Subsidiaries, in each case, pursuant to which any person or the stockholders of any person would own 15% or more of any class of equity securities of the Company or of any resulting parent company of the Company, in each of cases (i) through (iii), other than the transactions contemplated by this Agreement.

The term “Superior Proposal” means any bona fide proposal or offer from any third party that if consummated would result in such person (or its stockholders) owning, directly or indirectly, more than 50% of the shares of Company Common Stock then outstanding (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or more than 50% of the assets of the Company and its Subsidiaries (including equity securities of any Subsidiary of the Company), in each case, which the Board of Directors of the Company (acting through the Special Committee, if then in existence) reasonably determines (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation), taking into account all financial, legal, regulatory and other aspects of such proposal or offer (including any break-up fee, expense reimbursement provisions, conditions to consummation and financing terms) and the person making the proposal or offer to be (i) more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement (after giving effect to any changes to the financial terms of this Agreement proposed by Parent in response to such offer or otherwise)) and (ii) reasonably capable of being completed on the terms set forth in the proposal.

(b) Neither the Board of Directors of the Company nor any committee thereof (including the Special Committee) shall (i) make a Company Adverse Recommendation Change (as defined in Section 5.01(b)); or (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar Contract (other than a confidentiality agreement referred to in Section 4.02(a)) or any tender offer providing for, with respect to, or in connection with, any Takeover Proposal. Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval and subject to compliance with Section 4.02(d), the Board of Directors of the Company may (A) make a Company Adverse Recommendation Change in response to an Intervening Event if the Board of Directors of the Company (acting through the Special Committee, if then in existence) concludes in good faith, after consultation with outside legal advisors, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law and/or (B) make a Company Adverse Recommendation Change, and take any other action described in the preceding clause (ii), in response to a Superior Proposal if the Board of Directors of the Company (acting through the Special Committee, if then in existence) concludes in good faith, after consultation with outside counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(c) Notwithstanding anything to the contrary contained herein, the Board of Directors of the Company shall not be entitled to exercise its right to make a Company Adverse Recommendation Change unless the

Company promptly notifies Parent, in writing, at least three Business Days before taking such action, of its intention to do so and, during such three-Business-Day period, if requested by Parent, the Company shall engage in good faith negotiations with Parent to amend this Agreement in such a manner such that the failure by the Board of Directors to take such action would no longer reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. The Company’s notification shall have attached thereto (i) the most current version of any proposed agreement or a detailed summary of the material terms of any such proposal and the identity of the offeror if the Company intends to make a Company Adverse Recommendation Change in response to a Takeover Proposal that constitutes a Superior Proposal or (ii) a description of the Intervening Event if the Company intends to make a Company Adverse Recommendation Change in response to an Intervening Event.

(d)(i) The obligation of the Company to call, give notice of, convene and hold the Company Stockholders’ Meeting and to hold a vote of the Company’s stockholders on the adoption of this Agreement and the Merger at the Company Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Takeover Proposal (whether or not a Superior Proposal), or by a Company Adverse Recommendation Change, and (ii) in any case in which the Company makes a Company Adverse Recommendation Change pursuant to this Section 4.02, (A) the Company shall nevertheless submit this Agreement and the Merger to a vote of its stockholders and (B) the Joint Proxy Statement and any and all accompanying materials (including the proxy card (which shall provide that signed proxies which do not specify the manner in which the shares of Company Common Stock subject thereto are to be voted shall be voted “FOR” adopting this Agreement), the “Proxy Materials”)) shall be identical in form and content to Proxy Materials that would have been prepared by the Company had no Company Adverse Recommendation Change been made, except for appropriate changes to the disclosure in the Joint Proxy Statement stating that such Company Adverse Recommendation Change has been made and provided that the Company shall not be obligated to recommend to its stockholders the adoption of this Agreement or the approval of the Merger at the Company Stockholders’ Meeting to the extent that the Board of Directors of the Company (acting through the Special Committee, if then in existence) makes a Company Adverse Recommendation Change.

(e) In addition to the obligations of the Company set forth in paragraphs (a), (b) and (c) of this Section 4.02, the Company shall as promptly as practicable (and in any event within 48 hours after receipt) notify Parent orally and in writing of any Takeover Proposal, such notice to include the identity of the person making such Takeover Proposal and a copy of such Takeover Proposal, including draft agreements or term sheets submitted in connection therewith (or, where no such copy is available, a reasonably detailed description of such Takeover Proposal), including any modifications thereto. The Company shall (x) keep Parent reasonably informed in all material respects of the status and details (including any change to the terms thereof) of any Takeover Proposal and (y) provide to Parent as soon as reasonably practicable after receipt or delivery thereof copies of all correspondence and other written material sent or provided to the Company or any of its Subsidiaries from any person that describes any of the terms or conditions of any Takeover Proposal. The Company shall not, and shall cause the Company’s Subsidiaries not to, enter into any Contract with any person subsequent to the date of this Agreement that prohibits the Company from providing such information to Parent.

(f) Nothing contained in this Section 4.02 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a)(2) or (3) under the Exchange Act or making a statement required under Rule 14d-9 under the Exchange Act; provided, however, that (i) compliance with such rules shall in no way limit or modify the effect that any such action pursuant to such rules has under this Agreement and (ii) in no event shall the Company or its Board of Directors or any committee thereof (including the Special Committee) take, or agree or resolve to take, any action prohibited by Section 4.02(b).

SECTION 4.03. No Solicitation by Parent.

(a) Parent agrees that neither it nor any of its Subsidiaries nor any of its and their respective directors, officers or employees shall, and Parent shall cause its and its Subsidiaries’ Representatives not to, directly or indirectly through another person, (i) solicit, knowingly initiate or knowingly encourage, or knowingly facilitate, any Parent Takeover Proposal or the making or consummation thereof, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information in connection with, or enter into any agreement with respect to, any Parent Takeover Proposal, (iii) waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any person (other than the Company) with respect to Parent or any of its Subsidiaries, (iv) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested shareholder” under, Section 912 of the New York Business Corporation Law (the “BCL”)), or any restrictive provision of any applicable anti-takeover provision in Parent’s certificate of incorporation or by-laws, inapplicable to any transactions contemplated by a Parent Takeover Proposal (and, to the extent permitted thereunder, Parent shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted, to any person other than the Company or any of the Company’s Affiliates, under any such provisions) or (v) authorize any of, or commit or agree to do any of, the foregoing. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of Parent or any of its Subsidiaries shall be a breach of this Section 4.03(a) by Parent. Parent shall, and shall cause its Subsidiaries and its and their Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Parent Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished in connection therewith. Notwithstanding the foregoing, at any time prior to obtaining Parent Stockholder Approval, in response to a bona fide written Parent Takeover Proposal that the Board of Directors of Parent determines in good faith (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation) constitutes or could reasonably be expected to lead to a Parent Superior Proposal, and which Parent Takeover Proposal was not solicited after the date hereof in violation of this Section 4.03(a) and was made after the date hereof and did not otherwise result from a breach of this Section 4.03(a), Parent may, subject to compliance with this Section 4.03, (x) furnish information with respect to Parent and its Subsidiaries to the person making such Parent Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement not less restrictive to such person than the provisions of the Confidentiality Agreement (excluding paragraphs 6 and 7 of the Confidentiality Agreement), provided that all such information has previously been provided to the Company or is provided to the Company prior to or substantially concurrent with the time it is provided to such person, and (y) participate in discussions or negotiations with the person making such Parent Takeover Proposal (and its Representatives) regarding such Parent Takeover Proposal, if and only to the extent that in connection with the foregoing clauses (x) and (y), the Board of Directors of Parent concludes in good faith (after consultation with its outside legal advisors) that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

The term “Parent Takeover Proposal” means any inquiry, proposal or offer (or any communication or affirmation in support of any previously made inquiry, proposal or offer) from any third party relating to, or that could reasonably be expected to lead to, (i) any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any Subsidiary of Parent) or businesses that constitute 15% or more of the revenues, net income or assets of Parent and its Subsidiaries, taken as a whole, or 15% or more of any class of equity securities of Parent or any Significant Subsidiary of Parent, (ii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of Parent, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving Parent or any of its Subsidiaries, in each case, pursuant to which any person or the stockholders of any person would own 15% or more of any class of equity securities of Parent or of any resulting parent company of Parent, in each of cases (i) through (iii), other than the transactions contemplated by this Agreement.

The term “Parent Superior Proposal” means any bona fide proposal or offer from any third party that if consummated would result in such person (or its stockholders) owning, directly or indirectly, more than 50% of the shares of Parent Common Stock then outstanding (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or more than 50% of the assets of Parent and its Subsidiaries (including equity securities of any Subsidiary of Parent), in each case, which the Board of Directors of Parent reasonably determines (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation), taking into account all financial, legal, regulatory and other aspects of such proposal or offer (including any break-up fee, expense reimbursement provisions, conditions to consummation and financing terms) and the person making the proposal or offer to be (i) more favorable to the stockholders of Parent from a financial point of view than the transactions contemplated by this Agreement (after giving effect to any changes to the financial terms of this Agreement proposed by the Company in response to such offer or otherwise)) and (ii) reasonably capable of being completed on the terms set forth in the proposal.

(b) Neither the Board of Directors of Parent nor any committee thereof shall (i) make a Parent Adverse Recommendation Change; or (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar Contract (other than a confidentiality agreement referred to in Section 4.03(a)) or any tender offer providing for, with respect to, or in connection with, any Parent Takeover Proposal. Notwithstanding the foregoing, at any time prior to obtaining the Parent Stockholder Approval and subject to compliance with Section 4.03(d), the Board of Directors of Parent may (A) make a Parent Adverse Recommendation Change in response to an Intervening Event if the Board of Directors of Parent concludes in good faith, after consultation with outside legal advisors, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law and/or (B) make a Parent Adverse Recommendation Change, and take any other action described in the preceding clause (ii), in response to a Parent Superior Proposal if the Board of Directors of Parent concludes in good faith, after consultation with outside counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(c) Notwithstanding anything to the contrary contained herein, the Board of Directors of Parent shall not be entitled to exercise its right to make a Parent Adverse Recommendation Change unless Parent promptly notifies the Company, in writing, at least three Business Days before taking such action, of its intention to do so and, during such three-Business Day period, if requested by the Company, Parent shall engage in good faith negotiations with the Company to amend this Agreement in such a manner such that the failure by the Board of Directors to take such action would no longer reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. Parent’s notification shall have attached thereto (i) the most current version of any proposed agreement or a detailed summary of the material terms of any such proposal and the identity of the offeror if Parent intends to make a Parent Adverse Recommendation Change in response to a Parent Takeover Proposal that constitutes a Parent Superior Proposal or (ii) a description of the Intervening Event if Parent intends to make a Parent Adverse Recommendation Change in response to an Intervening Event.

(d)(i) The obligation of Parent to call, give notice of, convene and hold the Parent Stockholders’ Meeting and to hold a vote of Parent’s stockholders on the Parent Share Issuance at Parent Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Parent Takeover Proposal (whether or not a Parent Superior Proposal), or by a Parent Adverse Recommendation Change, and (ii) in any case in which Parent makes a Parent Adverse Recommendation Change pursuant to this Section 4.03, (A) Parent shall nevertheless submit the Parent Share Issuance to a vote of its stockholders and (B) the Joint Proxy Statement and any and all accompanying materials (including the proxy card (which shall provide that signed proxies which do not specify the manner in which the shares of Parent Common Stock subject thereto are to be voted shall be voted “FOR” the Parent Share Issuance), the “Parent Proxy Materials”)) shall be identical in form and content to Parent

Proxy Materials that would have been prepared by Parent had no Parent Adverse Recommendation Change been made, except for appropriate changes to the disclosure in the Joint Proxy Statement stating that such Parent Adverse Recommendation Change has been made and provided that Parent shall not be obligated to recommend to its stockholders the Parent Share Issuance at the Parent Stockholders’ Meeting to the extent that the Board of Directors of Parent makes a Parent Adverse Recommendation Change.

(e) In addition to the obligations of Parent set forth in paragraphs (a), (b) and (c) of this Section 4.03, Parent shall as promptly as practicable (and in any event within 48 hours after receipt) notify the Company orally and in writing of any Parent Takeover Proposal, such notice to include the identity of the person making such Parent Takeover Proposal and a copy of such Parent Takeover Proposal, including draft agreements or term sheets submitted in connection therewith (or, where no such copy is available, a reasonably detailed description of such Parent Takeover Proposal), including any modifications thereto. Parent shall (x) keep the Company reasonably informed in all material respects of the status and details (including any change to the terms thereof) of any Parent Takeover Proposal and (y) provide to the Company as soon as reasonably practicable after receipt or delivery thereof copies of all correspondence and other written material sent or provided to Parent or any of its Subsidiaries from any person that describes any of the terms or conditions of any Parent Takeover Proposal. Parent shall not, and shall cause Parent’s Subsidiaries not to, enter into any Contract with any person subsequent to the date of this Agreement that prohibits Parent from providing such information to the Company.

(f) Nothing contained in this Section 4.03 shall prohibit Parent from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a)(2) or (3) under the Exchange Act or making a statement required under Rule 14d-9 under the Exchange Act; provided, however, that (i) compliance with such rules shall in no way limit or modify the effect that any such action pursuant to such rules has under this Agreement and (ii) in no event shall Parent or its Board of Directors or any committee thereof take, or agree or resolve to take, any action prohibited by Section 4.03(b).

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01. Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders’ Meetings.

(a) As promptly as practicable after the execution of this Agreement, (i) Parent and the Company shall jointly prepare and file with the SEC the joint proxy statement (as amended or supplemented from time to time, the “Joint Proxy Statement”) to be sent to the stockholders of Parent relating to the meeting of Parent’s stockholders (the “Parent Stockholders’ Meeting”) to be held to consider the Parent Share Issuance and to the stockholders of the Company relating to the meeting of the Company’s stockholders (the “Company Stockholders’ Meeting”) to be held to consider adoption of this Agreement and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger and the shares of Parent Common Stock into which the Parent Convertible Preferred Stock will be convertible. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments of the SEC), and, prior to the effective date of the Form S-4, Parent shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable state securities Laws in connection with the Parent Share Issuance, the issuance of the Parent Convertible Preferred Stock and the issuance of the Parent Common Stock upon the conversion of the Parent Convertible Preferred Stock. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, each of Parent and the Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to its respective stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement will made by Parent or the Company, in each case without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Parent and the Company. The parties shall notify each other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock or Parent Convertible Preferred Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement, the Form S-4 or the Merger.

(b) The Company shall duly take all lawful action to call, give notice of, convene and hold the Company Stockholders’ Meeting on a date as soon as reasonably practicable following the effectiveness of the Form S-4 solely for the purpose of obtaining the Company Stockholder Approval, and, if the Board of Directors of the Company has not made a Company Adverse Recommendation Change or taken any of the actions described in Section 4.02(b)(ii), shall take all lawful action to solicit the adoption of this Agreement by such stockholders. The Board of Directors of the Company shall make the Company Recommendation and shall include such Company Recommendation in the Joint Proxy Statement, and shall not (i) withdraw or modify or qualify (or publicly propose to withdraw or modify or qualify) in any manner adverse to Parent such recommendation or (ii) make any other public statement in connection with the Company Stockholders’ Meeting inconsistent with such recommendation (any action described in clauses (i) or (ii) being referred to herein as a “Company Adverse Recommendation Change”); provided that the Board of Directors of the Company may make a Company Adverse Recommendation Change pursuant to Section 4.02(b). Without limiting the generality of the foregoing, but subject to the terms of this Agreement, the Company’s obligations pursuant to the first sentence of this Section 5.01(b) shall, consistent with Section 4.02(d), not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal (whether or not a Superior Proposal).

(c) Parent shall duly take all lawful action to call, give notice of, convene and hold the Parent Stockholders’ Meeting on a date as soon as reasonably practicable following the effectiveness of the Form S-4 solely for the purpose of obtaining the Parent Stockholder Approval, and, if the Board of Directors of Parent has not made a Parent Adverse Recommendation Change or taken any of the actions described in Section 4.03(b)(ii), shall take all lawful action to solicit the approval of the Parent Share Issuance by such stockholders. The Board of Directors of Parent shall recommend approval of the Parent Share Issuance by the stockholders of Parent, shall include such recommendation in the Joint Proxy Statement (the “Parent Recommendation”), and shall not (i) withdraw or modify or qualify (or publicly propose to withdraw or modify or qualify) in any manner adverse to the Company such recommendation or (ii) make any other public statement in connection with the Parent Stockholders’ Meeting inconsistent with such recommendation (any action described in clauses (i) or (ii) being referred to herein as a “Parent Adverse Recommendation Change”); provided that the Board of Directors of Parent may make a Parent Adverse Recommendation Change pursuant to Section 4.03(b). Without limiting the generality of the foregoing, but subject to the terms of this Agreement, Parent’s obligations pursuant to the first sentence of this Section 5.01(c) shall, consistent with Section 4.03(d), not be affected by the commencement, public proposal, public disclosure or communication to Parent of any Parent Takeover Proposal (whether or not a Parent Superior Proposal).

(d) The parties shall use their reasonable best efforts to hold the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting on the same day at the same time.

(e) As promptly as practicable after execution of this Agreement (and, in any event, no later than 24 hours thereafter), Parent shall, in its capacity as the sole stockholder of Merger Sub, adopt this Agreement for purposes of the Merger.

SECTION 5.02. Access to Information; Confidentiality.

(a) To the extent permitted by applicable Law and Contract, each party shall afford to the other party, and to the other party’s officers, employees, accountants, counsel, financial advisors and other Representatives, reasonable access (including for the purpose of coordinating transition planning with employees) during normal business hours and upon reasonable prior notice during the period prior to the Effective Time or the termination of this Agreement to all of its and its Subsidiaries’ properties, books, Contracts, commitments, personnel and records as the other party may from time to time reasonably request, and, during such period, such party shall furnish promptly to the other party (x) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws and (y) all other information concerning its and its Subsidiaries’ business, properties and personnel as the other party may reasonably request. If any of the information or material furnished pursuant to this Section 5.02 includes materials or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, each party understands and agrees that the parties have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information provided by either party that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(b) Each of Parent and the Company shall hold, and shall cause their respective Representatives (as defined in the Confidentiality Agreement) to hold, all information received from the other party, directly or indirectly, in confidence in accordance with, and shall otherwise abide by and be subject to, the terms and conditions of the Confidentiality Agreement dated as of July 22, 2009 between Parent and the Company (the “Confidentiality Agreement”); provided, however, that the restrictions set forth in Section 6 of the Confidentiality Agreement shall be inapplicable with respect to any of the transactions set forth in this Agreement or any proposals or negotiations by or on behalf of a party expressly permitted by this Agreement (including in response to a notice pursuant to Section 4.02(c) or Section 4.03(c)). The Confidentiality Agreement shall survive any termination of this Agreement. No investigation pursuant to this Section 5.02 or information provided or received by any party hereto pursuant to this Agreement will affect any of the representations or warranties of the parties hereto contained in this Agreement.

SECTION 5.03. Reasonable Best Efforts; Further Action.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Merger and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party hereto agrees (i) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any other applicable Antitrust Law with respect to the transactions contemplated hereby as promptly as practicable after the date hereof, (ii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Antitrust Law, (iii) to use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods with respect to the approval of the Merger under the HSR Act and any other applicable Antitrust Laws, (iv) to use its reasonable best efforts to defend any Action, whether brought by a Governmental Entity or a third party, challenging the Merger or the other transactions contemplated hereby (provided, that nothing in this clause (iv) shall require any party hereto to agree to any amendment to or waiver under this Agreement), (v) to use its reasonable best efforts to obtain any necessary consents, approvals or waivers from third parties, and (vi) to execute and deliver any additional instruments necessary to consummate the Merger and the other transactions contemplated hereby and to fully carry out the purposes of this Agreement.

(b) Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 5.03(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other applicable Antitrust Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party reasonably informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other with any written notices or other communications received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences in accordance with Antitrust Law. For purposes of this Agreement, (A) “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Foreign Antitrust Laws and all other Federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition and (B) “Foreign Antitrust Laws” means the applicable requirements of antitrust competition or other similar Laws, rules, regulations and judicial doctrines of jurisdictions other than the United States.

(c) In furtherance and not in limitation of the covenants of the parties contained in Sections 5.03(a) and (b), each party hereto shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law, including using reasonable best efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby (including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed). Neither party shall, nor shall it permit any of its Subsidiaries to, acquire or agree to acquire any business, person or division thereof, or otherwise acquire or agree to acquire any assets if the entering into of a definitive agreement relating to or the consummation of such acquisition would be reasonably likely to result in not obtaining the applicable clearance, approval or waiver from a Governmental Entity charged with the enforcement of any Antitrust Law with respect to the transactions contemplated by this Agreement.

(d) In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement on any basis whatsoever, or any other agreement contemplated hereby, each of Parent, Merger Sub and the Company shall cooperate with each other and use its respective reasonable best efforts to defend against, contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement (provided, that nothing in this paragraph (d) shall require any party hereto to agree to any amendment to or waiver under this Agreement).

(e) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.03 shall limit (i) a party’s right to terminate this Agreement pursuant to Section 7.01(b)(i) or Section 7.01(b)(ii), as applicable, so long as such party has up to then complied in all material respects with its obligations under this Section 5.03, or (ii) a party’s right to take any action contemplated by Sections 4.02 or 4.03.

SECTION 5.04. Company Stock Options.

(a) Except as otherwise set forth on Schedule 5.04, at the Effective Time, each then outstanding Company Stock Option, whether or not exercisable at the Effective Time, will vest and become immediately exercisable in full and be assumed by Parent. Subject to, and in accordance with, the terms of the applicable Company Stock Plan and award agreement, each Company Stock Option so assumed by Parent under this Agreement will otherwise continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Stock Option (including any applicable award agreement or other document evidencing such Company Stock Option) immediately prior to the Effective Time (other than terms relating to vesting) and be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were subject to such Company Stock Option immediately prior to the Effective Time multiplied by the Option Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (B) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company Class A Common Stock of such Company Stock Option by the Option Exchange Ratio, rounded up to the nearest whole cent.

(b) Company and Parent agree that prior to the Effective Time, Company shall, and shall be permitted under this Agreement to, take all corporate action necessary, including, but not limited to, amending any Company Stock Option, or Company equity award agreement evidencing such award, or Company Stock Plan, (1) to effectuate the provisions of Section 5.04(a) and (2) to the extent applicable, to preclude any automatic or formulaic grant of options, restricted stock units, or other awards thereunder on or after the date hereof. The parties shall use their reasonable best efforts to ensure that the conversion of any Company Stock Options which (A) are intended to be “incentive stock options” (as defined in Section 422 of the Code) provided for in Section 5.04(a) shall be effected in a manner consistent with Section 424(a) of the Code and (B) shall be effected in a manner intended to avoid the imposition of taxes under Section 409A of the Code.

(c) On the Closing Date, Parent shall register the shares of Parent Common Stock subject to Company Stock Options by filing an effective registration statement on Form S-8 (or any successor form) or another appropriate form, and Parent shall maintain the effectiveness of such registration statement or registration statements with respect thereto for so long as such awards remain outstanding. Parent shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable state securities Laws in connection with the issuance of shares of Parent Common Stock subject to Company Stock Options. Following the Closing Date, the Company Stock Plans will be administered by the Compensation Committee of Parent and Parent may grant equity awards under the Company Stock Plans to Company employees who continue employment with Parent or the Surviving Corporation or their Subsidiaries following the Closing Date, to the extent shares are available for grant under any such plan, in accordance with the mergers and acquisitions exemption to the equity compensation plan shareholder approval requirement under the NYSE rules.

(d) Notwithstanding the foregoing, Parent shall not be required to take any of the actions contemplated by this Section 5.04 if, and to the extent that, such action does not comply with the applicable Law of any foreign jurisdiction, and the parties shall agree in good faith prior to the Effective Time on an alternative that is intended to be reasonably comparable, or to take such other action in respect thereof that the parties agree in good faith to be appropriate.

SECTION 5.05. Employee Benefit Arrangements.

(a) Employee Stock Purchase Plan. As soon as reasonably practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the ESPP) shall adopt such resolutions and take all other actions necessary so that, without any action on the part of any participant in the ESPP or any other person (i) participants in the ESPP shall not be permitted to increase their payroll deductions under the ESPP from those in effect on the date of this Agreement, (ii) no new “Plan Quarter” (as defined in the ESPP) shall start after the Plan Quarter in which the date of this Agreement occurs, and (iii) the ESPP shall be terminated effective immediately prior to the Effective Time.

(b) Company Pension Plans. The Company agrees to take all actions as are reasonably necessary to effectuate the conversion, as of the Closing, of Company Common Stock in any Company stock fund under the Company Pension Plans from Company Common Stock to Parent Common Stock, including, without limitation, making such amendments, if necessary, as may be required by any Company Pension Plan, and establishing, in accordance with the provisions of ERISA and related regulations, such blackout period as may be required by the applicable third party administrator(s) to effectuate the conversion.

(c) Section 280G Calculations. As soon as reasonably practicable following the date of this Agreement, the Company agrees to provide Parent with copies of any documentation as Parent may reasonably request in order to prepare Code Section 280G calculations in connection with any Company Employees.

(d) Non-U.S Employee Notifications. Prior to Closing, the Company agrees to take such reasonable steps as the Company, in good faith (having discussed with the Parent), considers to be necessary in respect of applicable notice or information and consultation requirements regarding any works council, labor agreements and non-U.S. Law with respect to non-U.S. Company Employees and shall provide to Parent all material details of the information and consultation in respect of the non-U.S. Company Employees pursuant to any applicable works council, labor agreements and non-U.S. Law.

SECTION 5.06. Indemnification, Exculpation and Insurance.

(a) Parent shall, and shall cause the Surviving Corporation to, assume and honor the obligations with respect to all rights to indemnification and exculpation from liabilities as the same exist as of the date hereof, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company as provided in the Company Certificate, the Company Bylaws or any Contract between such directors or officers and the Company (in each case, as in effect on the date hereof), without further action, as of the Effective Time and such obligations shall survive the Merger and shall continue in full force and effect in accordance with their terms as of the date hereof.

(b) In the event that either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any person, then, and in each such case, Parent shall, and shall cause the Surviving Corporation to, cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 5.06.

(c) For six years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to maintain in effect insurance that is no less favorable to the Insurance Indemnitees than the Company’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy (each such person, an “Insurance Indemnitee”) (a complete and accurate copy of which has been heretofore delivered to Parent), on terms with respect to such coverage and amounts no less favorable to the Insurance Indemnitees than those of such policy in effect on the date hereof; provided, however, (i) prior to the Effective Time, the Company may substitute therefor and purchase a single premium tail policy with respect to such directors’ and officers’ liability insurance with policy limits, terms and conditions at least as favorable to the Insurance Indemnitees as the limits, terms and conditions in the existing policies of the Company; or (ii) if the Company does not substitute as provided in clause (i) above, then Parent may (A) substitute therefor policies of Parent, from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, containing policy limits, terms and conditions at least as favorable to the Insurance Indemnitees as the limits, terms and conditions in the existing policies of the Company or (B) request that the Company obtain such coverage under its existing insurance programs (to be effective as of the Effective Time); provided, further, that in connection with this Section 5.06(c), neither the Company nor Parent shall pay a one-time premium (in connection with a single premium tail policy described above) in excess of the amount set forth in Section 5.06(c)(i) of the Company Disclosure Letter or be obligated to pay annual premiums (in connection with any other directors and officers insurance policy described above) in excess of the annual premiums set forth in Section 5.06(c)(ii) of the Company Disclosure Letter. It is understood and agreed that in the event such coverage cannot be obtained for such amount or less, then the Company and Parent shall be obligated to obtain the maximum amount of coverage as may be obtained for such amount.

(d) The provisions of this Section 5.06 (i) are intended to be for the benefit of, and will be enforceable from and after the Effective Time by, each indemnified party and each Insurance Indemnitee, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

SECTION 5.07. Public Announcements. Except with respect to any Company Adverse Recommendation Change or Parent Adverse Recommendation Change made in accordance with the terms of this Agreement, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

SECTION 5.08. Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock or Parent Convertible Preferred Stock (including derivative securities with respect to Parent Common Stock or Parent Convertible Preferred Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.09. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the Parent Common Stock (a) to be issued in the Merger, (b) to be reserved for issuance upon exercise of Company Stock Options and (c) to be reserved for issuance upon conversion of the Parent Convertible Preferred Stock to be approved for listing upon the Effective Time on the NYSE, subject to official notice of issuance.

SECTION 5.10. Transaction Litigation. Each party shall give the other party the opportunity to participate in the defense or settlement of any litigation against such first party and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without the second party’s prior written consent.

SECTION 5.11. Employee Matters.

(a) For a period commencing on the Effective Time, and ending on December 31, 2011, the employees of the Company and its Subsidiaries, other than employees whose terms and conditions of employment are governed by a collective bargaining agreement, the terms and conditions of which shall be respected by Parent and the Surviving Corporation, who remain in the active employment of the Surviving Corporation and its Subsidiaries (the “Continuing Employees”) shall receive compensation and employee benefits, including severance, that, in the aggregate, are no less favorable to the compensation and employee benefits provided to such employees as of the date of this Agreement, except for such changes to the compensation and employee benefits as may be necessary to comply with applicable Law; provided that neither Parent nor the Surviving Corporation nor any of their Subsidiaries shall have any obligation to issue, or adopt any plans or arrangements providing for the issuance of, shares of capital stock, warrants, options, stock appreciation rights or other rights in respect of any shares of capital stock of any entity or any securities convertible or exchangeable into such shares pursuant to any such plans or arrangements; provided, further, that no plans or arrangements of the Company or any of its Subsidiaries providing for such issuance shall be taken into account in determining whether employee benefits are no less favorable in the aggregate.

(b) Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent or the Surviving Corporation to continue any specific employee benefit plans or to continue the employment of any specific person.

(c) Parent shall cause the Surviving Corporation to recognize the service of each Continuing Employee as if such service had been performed with Parent with respect to any plans or programs in which Continuing Employees are eligible to participate after the Effective Date (i) for purposes of eligibility for vacation, (ii) for purposes of eligibility and participation under any defined contribution retirement plan, health or welfare plan (other than any pension, post-employment health or post-employment welfare plan), (iii) for purposes of eligibility for and vesting of any company matching contributions, and (iv) unless covered under another arrangement with or of the Company, for benefit accrual purposes under any severance plan, except, in each case, to the extent such treatment would result in duplicative benefits.

(d) With respect to any welfare plan maintained by Parent in which Continuing Employees are eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans maintained by the Company prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan, to the extent credited under the welfare plans maintained by the Company prior to the Effective Time.

(e) Notwithstanding the foregoing provisions of this Section 5.11, the provisions of Section 5.11(a), (c) and (d) shall apply only with respect to Continuing Employees who are covered under Company Benefit Plans that are maintained primarily for the benefit of employees employed in the United States (including Continuing Employees regularly employed outside the United States to the extent they participate in such Company Benefit Plans). With respect to Continuing Employees not described in the preceding sentence, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, comply with all applicable laws, directives and regulations relating to employees and employee benefits matters applicable to such employees; provided, however, that prior to December 31, 2011, no changes shall be made to the terms and conditions of each such Continuing Employee’s employment that would give rise to severance obligations under the Laws applicable to such employee (other than the termination of such employee); provided, further, that nothing herein shall restrict Parent’s ability to terminate any Continuing Employee.

(f) The provisions of this Section 5.11 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including for the avoidance of doubt any current or former employees, directors, or independent contractors of any of the Company or any of its Subsidiaries, Parent or any of its Subsidiaries, or on or after the Effective Time, the Surviving Corporation or any of its Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 5.11.

SECTION 5.12. Takeover Laws. Each party and its Board of Directors shall (1) use reasonable best efforts to ensure that no state takeover Law (including Section 203 of the DGCL and Section 912 of the BCL) or similar Law is or becomes applicable to this Agreement, the Voting Agreement, the Merger or any of the other transactions contemplated by this Agreement and the Voting Agreement and (2) if any state takeover Law or similar Law becomes applicable to this Agreement, the Voting Agreement, the Merger or any of the other transactions contemplated by this Agreement or the Voting Agreement, use reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement and the Voting Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Voting Agreement and otherwise to minimize the effect of such Law on this Agreement, the Voting Agreement, the Merger and the other transactions contemplated by this Agreement and the Voting Agreement.

SECTION 5.13. Financing.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to (i) maintain in effect the Commitment Letter and, if entered into prior to the Closing, the definitive documentation with respect to the Financing contemplated by the Commitment Letter (the “Definitive Agreements”), (ii) negotiate and execute the Definitive Agreements on terms and conditions contemplated by the Commitment Letter (including any “flex” provisions thereof) and, upon execution thereof, deliver a copy thereof to the Company, (iii) satisfy on a timely basis all conditions applicable to Parent and its Subsidiaries in the Commitment Letter and Definitive Agreements that are within its control and comply with its obligations thereunder and not take or fail to take any action that would be reasonably expected to prevent or impede or delay the availability of the Financing, (iv) take each of the actions required of the Company and its Subsidiaries in paragraphs (b)(i) through (b)(xiii) below with respect to itself and its Subsidiaries, and (v) enforce its rights under the Commitment Letter and Definitive Agreements in the event of a breach or other failure to fund by the Financing Sources that impedes or delays the Closing, including by seeking specific performance of the parties thereunder. In the event that all conditions to the Financing have been satisfied, Parent shall use its reasonable best efforts to cause the lenders and the other persons providing such Financing to fund such Financing on the Closing Date (including by taking enforcement action to cause such lenders and other persons to fund such Financing). Parent shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Commitment Letter or the Definitive Agreements, and/or substitute other debt (but not equity financing) for all or any portion of the Financing from the same and/or alternative financing sources, provided that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter or Definitive Agreements that amends the Financing and/or substitution of all or any portion of the Financing shall not (A) expand upon the conditions precedent to the Financing as set forth in the Commitment Letter, (B) prevent or impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement or (C) provide for terms and conditions (including any “flex” provisions) that are, in the aggregate, less favorable to Parent and the Company than those in the Commitment Letter; provided, further, that Parent shall be entitled to substitute debt securities convertible into Parent Common Stock with the prior written consent of the Company (such consent not to be unreasonably withheld or delayed). Parent shall be permitted to reduce the amount of Financing under the Commitment Letter or Definitive Agreements in its reasonable discretion, provided, that Parent shall not reduce the Financing to an amount committed below the amount that is required, together with the financial resources of Parent and Merger Sub, including cash on hand and the proceeds of loans under existing revolving credit facilities of Parent, to consummate the Merger and the other transactions contemplated by this Agreement (including the payment of the Required Refinancing Indebtedness), and provided further that such reduction shall not (I) expand upon the conditions precedent to the Financing as set forth in the Commitment Letter, (II) prevent or impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement, or (III) provide for other terms and conditions (including any “flex” provisions) that are, in the aggregate, less favorable to Parent and the Company than those in the Commitment Letter. If any portion of the Financing becomes unavailable or Parent becomes aware of any event or circumstance that makes any portion of the Financing unavailable, in each case, on the terms and conditions contemplated in the Commitment Letter and such portion is reasonably required to consummate the Merger and the other transactions contemplated by this Agreement (including the payment of the Required Refinancing Indebtedness), Parent shall use its reasonable best efforts to arrange and obtain as promptly as practicable following the occurrence of such event alternative financing from alternative financing sources in an amount sufficient to consummate the Merger and the other transactions contemplated by this Agreement (including the repayment of the Required Refinancing Indebtedness), provided, that without the prior written consent of the Company (not to be unreasonably withheld), no such alternative financing (a) shall be equity financing or (b) shall be on terms and conditions (including any “flex” provisions and conditions to funding) that are not, in the aggregate, at least as favorable to Parent and the Company as those in the Commitment Letter. Parent shall give the Company prompt oral and written notice (but in any event not later than 48 hours after the occurrence) of any material breach by any party to the Commitment Letter or Definitive Agreements or of any condition not likely to be satisfied, in each case, of which Parent becomes aware or any termination or waiver, amendment or other modification of the Commitment Letter or Definitive Agreements. Parent shall keep the Company reasonably informed on a current basis and in reasonable detail of the status of its effort to arrange the Financing and shall provide to the Company copies of all documents related to the Financing (excluding fee letters and engagement letters, except to the extent that such documents contain any conditions to funding, “flex” provisions or other substantive provisions (excluding provisions related solely to fees and economic terms agreed to by the parties) regarding the terms and conditions of the Financing). In the event that Parent commences an enforcement action to enforce its rights under the Commitment Letter or the Definitive Agreements and/or cause the Financing Sources to fund the Financing (any such action, a “Financing Action”), Parent shall (x) keep the Company reasonably informed of the status of the Financing Action and (y) at the request of the Company, shall make Parent’s employees and Representatives (other than any of its investment bankers, financial advisors or Financing Sources) reasonably available to discuss the status of, and material developments with respect to, the Financing Action.

(b) The Company shall provide, and shall cause its Subsidiaries to provide, and shall use its reasonable best efforts to cause each of its and their respective Representatives, including legal, tax, regulatory and accounting, to provide, all cooperation reasonably requested by Parent and/or the Financing Sources in connection with the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including, but not limited to, (i) providing information relating to the Company and its Subsidiaries to the Financing Sources (including information to be used in the preparation of an information package regarding the business, operations, financial projections and prospects of Parent and the Company customary for such financing or reasonably necessary for the completion of the Financing by the Financing Sources) to the extent reasonably requested by Parent to assist in preparation of customary offering or information documents to be used for the completion of the Financing as contemplated by the Commitment Letter, (ii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers for the Financing and senior management and Representatives, with appropriate seniority and expertise, of the Company), presentations, road shows, drafting sessions, due diligence sessions (including accounting due diligence sessions) and sessions with the rating agencies, (iii) assisting in the preparation of documents and materials, including, but not limited to, (A) any customary offering documents, bank information memoranda, prospectuses and similar documents (including historical and pro forma financial statements and information) for any of the Financing, and (B) materials for rating agency presentations, (iv) cooperating with the marketing efforts for any of the Financing (including consenting to the use of the

Company’s and its Subsidiaries’ logos; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries), (v) executing and delivering (or using reasonable best efforts to obtain from its advisors), and causing its Subsidiaries to execute and deliver (or use reasonable best efforts to obtain from its advisors), customary certificates (including a certificate of the principal financial officer of the Company or any Subsidiary with respect to solvency matters), accounting comfort letters (including consents of accountants for use of their reports in any materials relating to the Financing), legal opinions or other documents and instruments relating to guarantees and other matters ancillary to the Financing as may be reasonably requested by Parent as necessary and customary in connection with the Financing, (vi) assisting in (A) the preparation of and entering into one or more credit agreements, currency or interest hedging agreements, or other agreements or (B) the amendment of any of the Company’s or its Subsidiaries’ existing credit agreements, currency or interest hedging agreements, or other agreements, in each case, on terms satisfactory to Parent and that are reasonably requested by Parent in connection with the Financing; provided that no obligation of the Company or any of its Subsidiaries under any such agreements or amendments shall be effective until the Effective Time, (vii) as promptly as practicable, furnishing Parent and the Financing Sources with all financial and other information regarding the Company and its Subsidiaries as may be reasonably requested by Parent and/or the Financing Sources to assist in preparation of customary offering or information documents to be used for the completion of the Financing as contemplated by the Commitment Letter, (viii) using its reasonable best efforts, as appropriate, to have its independent accountants provide their reasonable cooperation and assistance, (ix) using its reasonable best efforts to permit any cash and marketable securities of the Company and its Subsidiaries to be made available to the Parent and/or Merger Sub at the Closing, (x) providing authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and containing a representation to the Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Affiliates or securities, (xi) using its reasonable best efforts to ensure that the Financing Sources benefit from the existing lending relationships of the Company and its Subsidiaries, (xii) providing audited consolidated financial statements of the Company covering the three (3) fiscal years immediately preceding the Closing for which audited consolidated financial statements are currently available, unaudited financial statements (excluding footnotes) for any interim period or periods of the Company ended after the date of the most recent audited financial statements and at least 45 days prior to the Closing Date (within 45 days after the end of each such period) and (xiii) cooperating reasonably with Parent’s Financing Sources’ due diligence, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of the Company; provided that, until the Effective Time occurs, neither the Company nor any of its Subsidiaries shall (1) be required to pay any commitment or other similar fee, (2) have any liability or any obligation under any credit agreement or any related document or any other agreement or document related to the Financing (or alternative financing that Parent may raise in connection with the transactions contemplated by this Agreement) or (3) be required to incur any other liability in connection with the Financing (or any alternative financing that Parent may raise in connection with the transactions contemplated by this Agreement) unless reimbursed or indemnified by Parent to the reasonable satisfaction of the Company; provided, further, that (I) all non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Section 5.13 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub shall be permitted to disclose such information to potential syndicate members during syndication, subject to customary confidentiality undertakings by such potential syndicate members and (II) the Company shall be permitted a reasonable period to comment on any documents or other information circulated to potential financing sources that contain or are based upon any such non-public or other confidential information. Parent (A) shall promptly, upon request by the Company, reimburse the Company for all reasonable out of pocket costs (including reasonable attorneys’ fees) incurred by the Company, any of its Subsidiaries or their respective Representatives in connection with the cooperation of the Company and its Subsidiaries and their Representatives contemplated by this Section 5.13, (B) acknowledges and agrees that the Company, its Subsidiaries and their respective Representatives shall not have any responsibility for, or incur any liability to any person prior to the Effective Time under, the Financing or any alternative financing that Parent may raise in connection with the transactions contemplated by this Agreement and (C) shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith.

(c) In the event that the Commitment Letter or Definitive Agreements are amended, replaced, supplemented or otherwise modified, including as a result of obtaining alternative financing in accordance with Section 5.13(a), or if Parent substitutes other debt or equity financing for all or a portion of the Financing in accordance with Section 5.13(a) (including any debt securities or securities convertible into Parent Common Stock, in each case, that reduces the amount of the bridge term loan facility contemplated by the Commitment Letter), each of Parent and the Company shall comply with its covenants in Section 5.13(a) and (b) with respect to the Commitment Letter or Definitive Agreements, as applicable, as so amended, replaced, supplemented or otherwise modified and with respect to such other debt or equity financing to the same extent that Parent and the Company would have been obligated to comply with respect to the Financing.

SECTION 5.14. Certain Tax Matters. (a) During the period from the date of this Agreement to the Effective Time:

(i) Parent, Merger Sub and the Company shall (A) use reasonable best efforts to cause the Merger to constitute a reorganization under Section 368(a) of the Code and (B) neither take any action nor fail to take any action if such action or such failure could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(ii) Each of Parent and the Company shall promptly notify the other party of any material suit, claim, action, investigation, proceeding or audit pending against or with respect to it or any of its Subsidiaries in respect of any Tax.

(iii) Each of Parent, the Company and their respective Subsidiaries will retain, consistent with its past practice, all material books, documents and records necessary for the preparation of Tax Returns and reports.

(iv) The parties agree to cooperate in making the determinations required to implement Section 1.1502-76 of the Treasury Regulations.

(b) The Company shall deliver to Parent at the Effective Time a certification by the Stockholder Party satisfying the requirements of Section 1.1445-2(b)(2)(i) of the Treasury Regulations certifying that the Stockholder Party is not a “foreign person” within the meaning of Section 1.897-9T(c) of the Treasury Regulations.

(c) Parent has reviewed the representations contained in Section 5.14(c) of the Parent Disclosure Letter and has discussed such representations with Simpson Thacher & Bartlett LLP. As of the date of this Agreement, Parent is able to make such representations and expects to be able to make such representations at such time or times as may be reasonably requested by counsel, including the effective date of the Form S-4 and the Closing Date, for purposes of rendering the opinions contemplated by Sections 6.02(c) and 6.03(c). Parent shall immediately notify the Company if, at any time before the Effective Time, Parent becomes aware of any fact or circumstance that could reasonably be expected to (i) prevent or impede Parent from making the representations contained in Section 5.14(c) of the Parent Disclosure Letter or (ii) prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(d) The Company has reviewed the representations contained in Section 5.14(d) of the Company Disclosure Letter and has discussed such representations with Cravath, Swaine & Moore LLP. As of the date of this Agreement, the Company is able to make such representations and expects to be able to make such representations at such time or times as may be reasonably requested by counsel, including the effective date of the Form S-4 and the Closing Date, for purposes of rendering the opinions contemplated by

Sections 6.02(c) and 6.03(c). The Company shall immediately notify Parent if, at any time before the Effective Time, the Company becomes aware of any fact or circumstance that could reasonably be expected to (i) prevent or impede the Company from making the representations contained in Section 5.14(d) of the Company Disclosure Letter or (ii) prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

SECTION 5.15. Company Cooperation on Certain Matters. After the date hereof and prior to the Effective Time, Parent and the Company shall establish a mechanism, subject to applicable Law, reasonably acceptable to both parties by which the parties will confer on a regular and continued basis regarding the general status of the ongoing operations of the parties and integration planning matters and communicate and consult with specific persons to be identified by each party to the other with respect to the foregoing.

SECTION 5.16. Agreements with the Stockholder Party. Without the prior written consent of the Company, prior to the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to (a) amend or otherwise modify, or agree to amend or otherwise modify the Voting Agreement or any other Contract between Parent or any of its Subsidiaries, on the one hand, and the Stockholder Party, on the other hand, or (b) enter into, or agree to enter into, any Contract between Parent or any of its Subsidiaries, on the one hand, and the Stockholder Party, on the other hand; provided, however, that this Section 5.16 shall not prohibit, restrict or otherwise limit the ability of Parent or any of its Subsidiaries to take any action described in the foregoing clauses (a) or (b) as part of any negotiations contemplated by Section 4.02(c) in response to a Takeover Proposal.

SECTION 5.17. Debt Tender Offers.

(a) The Company shall, and shall cause its Subsidiaries to, use their respective commercially reasonable efforts to commence, promptly after the receipt of a written request from Parent to do so, offers to purchase, and related consent solicitations with respect to, all of the outstanding aggregate principal amount of the notes identified on Section 5.17(a) of the Parent Disclosure Letter (collectively, the “Notes”) on the terms and conditions specified by Parent (collectively, the “Debt Offers”), and Parent shall assist the Company in connection therewith. Notwithstanding the foregoing, the closing of the Debt Offers shall be conditioned on the completion of the Merger and the Debt Offers shall otherwise be consummated in compliance with applicable Laws and SEC rules and regulations. The Company shall use its commercially reasonable efforts to provide, and to cause its Subsidiaries and their respective Representatives to provide, cooperation reasonably requested by Parent in connection with the Debt Offers. With respect to any series of Notes, if requested by Parent in writing, in lieu of commencing a Debt Offer for such series (or in addition thereto), the Company shall use its commercially reasonable efforts to, to the extent permitted by the indenture and officers’ certificates or supplemental indenture governing such series of Notes (i) issue a notice of optional redemption for all of the outstanding principal amount of Notes of such series pursuant to the requisite provisions of the indenture and officer’s certificate or supplemental indenture governing such series of Notes or (ii) take actions reasonably requested by Parent that are reasonably necessary for the satisfaction and/or discharge and/or defeasance of such series pursuant to the applicable provisions of the indenture and officer’s certificate or supplemental indenture governing such series of Notes, and shall redeem or satisfy and/or discharge and/or defease, as applicable, such series in accordance with the terms of the indenture and officer’s certificate or supplemental indenture governing such series of Notes at the Effective Time, provided that no action described in clause (i) or (ii) shall be required to be taken unless it can be conditioned on the occurrence of the Effective Time, and provided, further, that the Company shall use its commercially reasonable efforts to cause the Company’s counsel to provide such legal opinions as may be reasonably requested in connection with any such redemption or satisfaction and discharge. Parent shall ensure that at the Effective Time the Surviving Corporation has all funds necessary in connection with any such Debt Offer, redemption, satisfaction, discharge or defeasance.

(b) Parent (i) shall promptly, upon request by the Company, reimburse the Company for all reasonable out of pocket costs (including reasonable attorneys’ fees) incurred by the Company, any of its Subsidiaries or their respective Representatives in connection with the actions of the Company and its Subsidiaries and their Representatives contemplated by this Section 5.17, (ii) acknowledges and agrees that the Company, its Subsidiaries and their respective Representatives shall not incur any liability to any person prior to the Effective Time with respect to any Debt Offer or redemption, satisfaction, discharge or defeasance of the Notes and (C) shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the transactions contemplated by this Section 5.17.

(c) Parent acknowledges and agrees that neither the pendency nor the consummation of any Debt Offer, redemption, satisfaction, discharge or defeasance with respect to the Notes is a condition to Parent’s obligations to consummate the Merger and the other transactions contemplated by this Agreement.

ARTICLE VI

CONDITIONS PRECEDENT

SECTION 6.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver by Parent and the Company on or prior to the Closing Date of the following conditions:

(a) Stockholder Approvals. Each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(b) NYSE Listing. The Parent Common Stock issuable to the stockholders of the Company in the Merger and upon the conversion of the Parent Convertible Preferred Stock and the exercise of the Company Stock Options shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by a court or agency of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, engage in material business activities that prohibits the consummation of the Merger shall have been issued and remain in effect, and no Law shall have been enacted, issued, enforced, entered, or promulgated in the United States or any such foreign jurisdiction that prohibits or makes illegal the consummation of the Merger.

(d) Antitrust Laws; Consents and Approvals. All applicable waiting periods under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired or been terminated, all consents required under any other Antitrust Law of the jurisdictions set forth on Section 6.01(d) of the Company Disclosure Letter shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated and all other consents, approvals and authorizations of any Governmental Entity required of Parent, the Company or any of their Subsidiaries to consummate the Merger, the failure of which to be obtained, individually or in the aggregate, would have a Parent Material Adverse Effect or a Material Adverse Effect, shall have been obtained.

(e) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

SECTION 6.02. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver by Parent on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Sections 3.01(c), 3.01(d), 3.01(e), 3.01(s), 3.01(t) and 3.01(u) of this Agreement shall be true and correct in all material respects, in each case as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (ii) the representation and warranty of the Company contained in the first sentence of

Section 3.01(h) of this Agreement shall be true and correct in all respects as of the Closing Date as though made on the Closing Date and (iii) all other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect set forth therein) as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except, in the case of this clause (iii), for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Tax Opinion. Parent shall have received from Simpson Thacher & Bartlett LLP, counsel to Parent, a written opinion dated the Closing Date to the effect that for U.S. Federal income tax purposes the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code and that each of Parent, Merger Sub and the Company will be “a party to [the] reorganization” within the meaning of Section 368(b) of the Code. In rendering such opinion, counsel to Parent shall be entitled to require and rely upon representations reasonably satisfactory to such counsel and set forth in certificates of officers of Parent, Merger Sub and the Company, including representations substantially similar to those contained in Section 5.14(c) of the Parent Disclosure Letter and Section 5.14(d) of the Company Disclosure Letter hereto.

(d) Financing. The Financing Sources who are parties to the Commitment Letter or Definitive Agreements, as applicable (or, in the event that alternative financing has been arranged, the Financing Sources who have committed to such alternative financing) shall not have declined on the date that would otherwise have been the Closing Date to make the Financing (or such alternative financing) available to Parent primarily by reason of the failure of either or both of the following conditions to funding:

(i) Parent shall have received (A) from Standard & Poor’s, within one week of the Closing Date, a reaffirmation of the corporate credit rating of Parent after giving effect to the Merger and the other transactions contemplated hereby, which shall be BBB- or higher (stable) on the Closing Date and (B) from Moody’s, within one week of the Closing Date, a reaffirmation of the corporate family rating of Parent after giving effect to the Merger and the other transactions contemplated hereby, which shall be Baa3 or higher (stable) on the Closing Date. In addition, the credit ratings (after giving effect to the Merger and the other transactions contemplated hereby (including any issuance of Notes (as defined in the Commitment Letter))), of each issue of notes outstanding on the Closing Date (for the avoidance of doubt, not including the outstanding 8% trust preferred securities) of Parent or any of its Subsidiaries shall be at least BBB- (stable) from Standard & Poor’s and Baa3 (stable) from Moody’s on the Closing Date; or

(ii) since June 30, 2009, there shall not have been a Material Adverse Effect or a Parent Material Adverse Effect.

SECTION 6.03. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in Sections 3.02(c), 3.02(d), 3.02(e), 3.02(t), 3.02(u) and 3.02(v) of this Agreement shall be true and correct in all material respects, in each case as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (ii) the representation and warranty of Parent and Merger Sub contained in the first sentence of Section 3.02(h) of this Agreement shall be true and correct in all respects as of the Closing Date as though made on the Closing Date and (iii) all other representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Parent Material Adverse Effect set forth therein) as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date) and except, in the case of this clause (iii), for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(c) Tax Opinion. The Company shall have received from Cravath, Swaine & Moore LLP, counsel to the Company, a written opinion dated the Closing Date to the effect that for U.S. Federal income tax purposes the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code and that each of Parent, Merger Sub and the Company will be “a party to [the] reorganization” within the meaning of Section 368(b) of the Code. In rendering such opinion, counsel to the Company shall be entitled to require and rely upon representations reasonably satisfactory to such counsel and set forth in certificates of officers of Parent, Merger Sub and the Company, including representations substantially similar to those contained in Section 5.14(c) of the Parent Disclosure Letter and Section 5.14(d) of the Company Disclosure Letter hereto.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval and/or the Parent Stockholder Approval:

(a) by mutual written consent of Parent, Merger Sub and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before the nine month anniversary of the date of this Agreement (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party whose material breach of a representation, warranty or covenant in this Agreement has been a principal cause of the failure of the Merger to be consummated on or before the Outside Date;

(ii) if a Governmental Entity of competent jurisdiction that must grant an approval of the Merger has denied approval of the Merger and such denial has become final and nonappealable; or any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order decree, ruling or action shall have become final and nonappealable; provided, however, that the right to terminate under this Section 7.01(b)(ii) shall not be available to any party whose material breach of this Agreement has been the principal cause of such action;

(iii) if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; or

(iv) if the Parent Stockholder Approval shall not have been obtained upon a vote taken thereon at the Parent Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(c) by Parent if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) and (ii) is incapable of being cured by the Company by the Outside Date;

(d) by the Company if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b) and (ii) is incapable of being cured by Parent or Merger Sub by the Outside Date;

(e) by the Company, prior to the time at which the Parent Stockholder Approval has been obtained, in the event that (i) a Parent Adverse Recommendation Change (or any action by any committee of the Board of Directors of Parent which, if taken by the full Board of Directors of Parent, would be a Parent Adverse Recommendation Change) shall have occurred; (ii) Parent shall have breached or failed to perform in any material respect its obligations or agreements contained in Section 4.03 or 5.01(c) (excluding, in each case, inadvertent breaches or failures that are capable of being cured and that are cured within three Business Days following receipt of written notice of such breach of failure from the Company if the Company provides such notice); (iii) Parent or its Board of Directors (or any committee thereof) shall approve or recommend, or enter into or allow the Parent or any of its Subsidiaries to enter into, a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar Contract with respect to, a Parent Takeover Proposal; or (iv) Parent or its Board of Directors (or any committee thereof) shall publicly propose or announce its intentions to do any of actions specified in this Section 7.01(e).

(f) by Parent, prior to the time at which the Company Stockholder Approval has been obtained, in the event that (i) a Company Adverse Recommendation Change (or any action by any committee of the Board of Directors of the Company (including the Special Committee) which, if taken by the full Board of Directors of the Company, would be a Company Adverse Recommendation Change) shall have occurred; (ii) the Company shall have breached or failed to perform in any material respect its obligations or agreements contained in Section 4.02 or Section 5.01(b) (excluding, in each case, inadvertent breaches or failures that are capable of being cured and that are cured within three Business Days following receipt of written notice of such breach of failure from Parent if Parent provides such notice); (iii) the Company or its Board of Directors (or any committee thereof (including the Special Committee)) shall approve or recommend, or enter into or allow the Company or any of its Subsidiaries to enter into, a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar Contract with respect to, a Takeover Proposal, or (iv) the Company or its Board of Directors (or any committee thereof (including the Special Committee)) shall publicly propose or announce its intentions to do any of actions specified in this Section 7.01(f).

SECTION 7.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company under this Agreement, other than the last two sentences of Section 5.02(a), the second sentence of Section 5.02(b), the provisions of Section 5.13 regarding reimbursement of expenses and indemnification and limitations on liability, this Section 7.02, Section 7.03 and Article VIII, which provisions shall survive such termination indefinitely; provided, however, that no such termination shall relieve any party hereto from any liability or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud or the willful and material breach by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching was the conscious object of the act or failure to act.

SECTION 7.03. Fees and Expenses.

(a) Except as provided in this Section 7.03, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that expenses incurred in connection with the printing and mailing of the Form S-4 and the Joint Proxy Statement and in connection with notices or other filings with any Governmental Entities under any Antitrust Laws shall be shared equally by Parent and the Company.

(b) In the event that this Agreement is terminated by Parent pursuant to Section 7.01(f)(i) or Section 7.01(f)(iii) then the Company shall pay Parent a fee in the amount equal to $194 million (the “Company Termination Fee”) by wire transfer of same-day funds on the second Business Day following the date of such termination of this Agreement.

(c) In the event that this Agreement is terminated by the Company pursuant to Section 7.01(e)(i) or Section 7.01(e)(iii) then the Parent shall pay to the Company a fee in the amount equal to $235 million (the “Parent Termination Fee”) by wire transfer of same-day funds on the second Business Day following the date of such termination of this Agreement. In the event that the Parent Stockholder Approval is not obtained upon a vote taken thereon at the Parent Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof, then Parent shall pay to the Company a fee in the amount equal to $65 million (the “Vote Down Fee”) by wire transfer of same-day funds on the second Business Day following the date of such meeting or adjournment or postponement thereof. If the Vote Down Fee is paid by Parent to the Company, then the Parent Termination Fee, if any, that is later paid by Parent to the Company shall be reduced by the amount of the Vote Down Fee previously paid.

(d) In the event that after the date hereof, (i) a Takeover Proposal shall have been made to the Company or shall have been made directly to the stockholders of the Company generally or shall have otherwise become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make a Takeover Proposal, (ii) thereafter this Agreement is terminated pursuant to Section 7.01(b)(i), 7.01(b)(iii), 7.01(c) (with respect to breaches of covenants, but not representations and warranties), 7.01(f)(ii) or 7.01(f)(iv), and (iii) within 12 months after any such termination referred to in clause (ii) above, the Company enters into a definitive Contract with respect to, or consummates the transactions contemplated by, any Takeover Proposal (regardless of whether such Takeover Proposal is (x) made before or after termination of this Agreement or (y) is the same Takeover Proposal referred to in clause (i) above), then the Company shall pay to Parent the Company Termination Fee by wire transfer of same day funds, on the date of the first to occur of such event(s) referred to above in this clause (iii); provided, however, that for purposes of the definition of “Takeover Proposal” in this Section 7.03(d), references to “15%” shall be replaced by “50%.”

(e) In the event that after the date hereof, (i) a Parent Takeover Proposal shall have been made to Parent or shall have been made directly to the stockholders of Parent generally or shall have otherwise become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make a Parent Takeover Proposal, (ii) thereafter this Agreement is terminated pursuant to Section 7.01(b)(i), 7.01(d) (with respect to breaches of covenants, but not representations and warranties) 7.01(e)(ii), or 7.01(e)(iv), and (iii) within 12 months after any such termination referred to in clause (ii) above, Parent enters into a definitive Contract with respect to, or consummates the transactions contemplated by, any Parent Takeover Proposal (regardless of whether such Parent Takeover Proposal is (x) made before or after termination of this Agreement or (y) is the same Parent Takeover Proposal referred to in clause (i) above), then Parent shall pay to the Company the Parent Termination Fee, less the amount of any Vote Down Fee previously paid by Parent to the Company, by wire transfer of same day funds, on the date of the first to occur of such event(s) referred to above in this clause (iii); provided, however, that for purposes of the definition of “Parent Takeover Proposal” in this Section 7.03(e), references to “15%” shall be replaced by “50%.”

(f) In the event that this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(i) and all of the conditions to Closing set forth in Article VI (other than (i) the condition set forth in Section 6.02(d) and (ii) those other conditions that, by their nature, cannot be satisfied until the Closing Date, but, in the case of clause (ii), which conditions would be satisfied if the Closing Date were the date of such termination) have been satisfied or waived on or prior to the date of such termination, then Parent shall pay to the Company a fee in the amount equal to $323 million the (“Reverse Breakup Fee” and, together with the Company Termination Fee, the Parent Termination Fee and the Vote Down Fee, the “Termination Fees”) (which fee shall be payable within two (2) Business Days after such termination); provided, however, that no Reverse Breakup Fee shall be payable to the Company pursuant to this Section 7.03(f) if the failure of the condition set forth in Section 6.02(d) to be satisfied was a result of a Material Adverse Effect.

(g) Each party agrees that notwithstanding anything in this Agreement to the contrary (including Section 7.02), in the event that any Termination Fee is paid to a party in accordance with this Section 7.03, the payment of such Termination Fee shall be the sole and exclusive remedy of such party, its Subsidiaries, shareholders, Affiliates, officers, directors, employees and Representatives against the other party or any of its Representatives or Affiliates for, and in no event will the party being paid any Termination Fee or any other such person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, (1) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement, or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and upon payment of any Termination Fee in accordance with this Section 7.03, neither the party paying such fee, nor any Representative or Affiliate of such party shall have any further liability or obligation to the other party relating to or arising out of this Agreement or the transactions contemplated hereby; provided that nothing in this Section 7.03(f) shall limit the Company’s right to the Parent Termination Fee, less the amount of any Vote Down Fee, under Section 7.03(e) to the extent that only a Vote Down Fee has been paid to the Company.

(h) The Company and Parent acknowledge and agree that the agreements contained in this Section 7.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither the Company nor Parent would enter into this Agreement; accordingly if either the Company or Parent fails promptly to pay any amount due pursuant to this Section 7.03, and, in order to obtain such payment, the Company or Parent, as applicable, commences a suit that results in a judgment against the Company or Parent, as applicable, for any Termination Fee the Company shall pay to Parent, or Parent shall pay to the Company, as applicable, its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 7.03 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. All payments under this Section 7.03 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or Company.

SECTION 7.04. Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval and/or the Parent Stockholder Approval; provided, however, that (i) after such approval has been obtained, there shall be made no amendment that by applicable Law requires further approval by the stockholders of the Company or further approval by the stockholders of Parent, as applicable, without such approval having been obtained, (ii) no amendment shall be made to this Agreement (including Section 5.06) after the Effective Time and (iii) except as provided by applicable Law, no amendment of this Agreement shall require the approval of the stockholders of either Parent or the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 7.05. Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) to the extent permitted by applicable Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) to the extent permitted by applicable Law, waive compliance with any of the agreements or conditions contained herein. Except as provided by applicable Law, no waiver of this Agreement shall require the approval of the stockholders of either Parent or the Company. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

SECTION 7.06. Procedure for Termination or Amendment. A termination of this Agreement pursuant to Section 7.01 or an amendment or waiver of this Agreement pursuant to Section 7.04 or Section 7.05 shall, in order to be effective, require, in the case of Parent, the Company and Merger Sub, action by its Board of Directors or a duly authorized committee thereof (including, in the case of the Company, the Special Committee). Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of either the Company or Parent.

ARTICLE VIII

GENERAL PROVISIONS

SECTION 8.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 8.02. Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given personally, by telecopy (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Merger Sub, to:

Xerox Corporation

45 Glover Avenue

Norwalk, CT 06856

Fax: (203) 849-5134

Attention: Chief Financial Officer

with a copy to:

Xerox Corporation

45 Glover Avenue

Norwalk, CT 06856

Fax: (203) 849-5152

Attention: General Counsel

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Fax: (212) 455-2502

Attention: Mario Ponce

if to the Company, to:

Affiliated Computer Services, Inc.

2828 North Haskell

Dallas, TX 75204

Fax: (214) 826-2716

Attention: Lynn Blodgett, President and Chief Executive Officer

with a copy to:

Affiliated Computer Services, Inc.

2828 North Haskell

Dallas, TX 75204

Fax: (214) 843-5746

Attention: Tas Panos, General Counsel

and:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

Fax: (212) 474-3700

Attention: James C. Woolery

                 Minh Van Ngo

and:

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110-2624

Fax: (617) 235-0015

Attention: David C. Chapin

Notices shall be deemed given upon receipt.

SECTION 8.03. Definitions. For purposes of this Agreement:

(a) An “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. For the purposes of this definition, “control” means, as to any person, the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise. The term “controlled” shall have a correlative meaning.

(b) “Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions are required or authorized by law to be closed in New York, New York.

(c) “Company Personnel” means any current or former officer, employee, director or consultant of the Company or any of its Subsidiaries.

(d) “Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing or other financings in connection with the transactions contemplated hereby, including the parties to the Commitment Letter and any joinder agreements or credit agreements (including the Definitive Agreements) relating thereto.

(e) “Hazardous Materials” means (i) petroleum, petroleum products and byproducts, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, electronic, medical or infectious wastes, polychlorinated biphenyls, radon gas, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances and (ii) any other chemical, material, substance, waste, pollutant or contaminant that could result in liability under or that is prohibited, limited or regulated by or pursuant to any Laws related to human health and safety or to the environment.

(f) “Intervening Event” means, with respect either party, a material event or circumstance that was not known to the Board of Directors of such party on the date of this Agreement (or if known, the consequences of which are not known to or reasonably foreseeable by such Board of Directors as of the date hereof), which event or circumstance, or any material consequences thereof, becomes known to the Board of Directors of such party prior to the time at which such party receives the Company Stockholder Approval or Parent Stockholder Approval, as applicable; provided, however, that in no event shall the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.

(g) “Key Personnel” means any director, officer or other employee of the Company or any Subsidiary of the Company with targeted annual cash compensation in excess of $500,000.

(h) “Knowledge” means, with respect to any matter in question, the actual knowledge of (i) with respect to the Company, those individuals listed in Section 8.03(h) of the Company Disclosure Letter, and (ii) with respect to Parent, those individuals listed in Section 8.03(h) of the Parent Disclosure Letter.

(i) “Material Adverse Effect” means an effect, event, development, change, state of facts, condition, circumstance or occurrence that (i) is or would be reasonably expected to be materially adverse to the financial condition, assets, liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided that a Material Adverse Effect shall not be deemed to include effects, events, developments, changes, states of facts, conditions, circumstances or occurrences arising out of, relating to or resulting from: (A) changes generally affecting the economy, financial or securities markets or political or regulatory conditions, to the extent such changes do not affect the Company and its Subsidiaries in a disproportionate manner relative to other participants in the industries in which the Company and its Subsidiaries operate; (B) changes in the industries in which the Company and its Subsidiaries operate, to the extent such changes do not adversely affect the Company and its Subsidiaries in a disproportionate manner relative to other participants in such industry; (C) any change in Law or the interpretation thereof or GAAP or the interpretation thereof, to the extent such changes do not adversely affect the Company and its Subsidiaries in a disproportionate manner relative to other participants in such industry; (D) any change attributable to the negotiation, execution or announcement of the Merger; and (E) compliance with the terms of, or the taking of any action required by, this Agreement or (ii) is or would reasonably be expected to impair in any material respect the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement or to perform its obligations under this Agreement on a timely basis.

(j) “Option Exchange Ratio” means the number equal to the sum of (I) the Class A Stock Consideration plus (II) the number obtained by dividing (1) the Class A Cash Consideration by (2) the per share closing price of Parent Common Stock on the NYSE on the last trading day immediately prior to the Closing Date, as such price is reported on the screen entitled “Comp/CLOSE/PRICE” on Bloomberg (or such other source as the parties shall agree in writing).

(k) “Parent Material Adverse Effect” means an effect, event, development, change, state of facts, condition, circumstance or occurrence that (i) is or would be reasonably expected to be materially adverse to the financial condition, assets, liabilities, business or results of operations of Parent and its Subsidiaries, taken as a whole; provided that a Parent Material Adverse Effect shall not be deemed to include effects, events, developments, changes, states of facts, conditions, circumstances or occurrences arising out of, relating to or resulting from: (A) changes generally affecting the economy, financial or securities markets or political or regulatory conditions, to the extent such changes do not affect Parent and its Subsidiaries in a disproportionate manner relative to other participants in the industries in which Parent and its Subsidiaries operate; (B) changes in the industries in which Parent and its Subsidiaries operate, to the extent such changes do not adversely affect Parent and its Subsidiaries in a disproportionate manner relative to other participants in such industry; (C) any change in Law or the interpretation thereof or GAAP or the interpretation thereof, to the extent such changes do not adversely affect Parent and its Subsidiaries in a disproportionate manner relative to other participants in such industry; (D) any change attributable to the negotiation, execution or announcement of the Merger; and (E) compliance with the terms of, or the taking of any action required by, this Agreement or (ii) is or would reasonably be expected to impair in any material respect the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement or to perform its obligations under this Agreement on a timely basis.

(l) “Parent Personnel” means any current or former officer, employee, director or consultant of Parent or any of its Subsidiaries.

(m) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or a Governmental Entity.

(n) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or arranging for disposal or migrating into or through the environment or any natural or man-made structure.

(o) “Representatives” means, with respect to any person, such person’s directors, officers, employees, agents and representatives, including any investment banker, financial advisor, Financing Source (in the case of Parent), attorney, accountant or other advisor, agent, representative or controlled Affiliate.

(p) A “Subsidiary” of any person means another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

SECTION 8.04. Interpretation. When a reference is made in this Agreement to an Article, a Section, an Exhibit or a Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter and the Parent Disclosure Letter. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. All Exhibits and Schedules annexed hereto or referred to herein, and the Company Disclosure Letter and the Parent Disclosure Letter, are hereby incorporated in and made a part of this Agreement as if set forth in full herein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.

SECTION 8.05. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties (including by facsimile or other electronic image scan transmission).

SECTION 8.06. Entire Agreement; Third-Party Beneficiaries. This Agreement (including the Exhibits and Schedules and the Company Disclosure Letter and the Parent Disclosure Letter), the Confidentiality Agreement, the Voting Agreement and any agreements entered into contemporaneously herewith (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof and (b) are not intended to and do not confer upon any person other than the parties hereto any legal or equitable rights or remedies. Notwithstanding the foregoing clause (b):

(i) Following the Effective Time, each holder of Company Common Stock shall be entitled to enforce the provisions of Article II to the extent necessary to receive the consideration to which such holder is entitled pursuant to Article II.

(ii) Prior to the Effective Time, each holder of Company Common Stock shall be a third party beneficiary of this Agreement for the purpose of pursuing claims for damages (including damages based on the loss of the economic benefits of the Merger, including the loss of the premium offered to such holder) under this Agreement in the event of a failure by Parent or Merger Sub to effect the Merger as required by this Agreement or a material breach by Parent or Merger Sub that contributed to a failure of any of the conditions to Closing from being satisfied. The rights granted pursuant to clause (ii) shall be enforceable only by the Company in its sole and absolute discretion, on behalf of the holders of Company Common Stock, and any amounts received by the Company in connection therewith may be retained by the Company.

(iii) Following the Effective Time, the provisions of Section 5.06 shall be enforceable by each indemnified party described therein and each Insurance Indemnitee and his or her heirs.

(iv) The provisions of Section 7.03(g) shall be enforceable by each Representative and Affiliate of a party and its successors and assigns.

(v) The provisions of Section 8.09(b) shall be enforceable by each Financing Source and its successors and assigns.

SECTION 8.07. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

SECTION 8.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 8.09. Specific Enforcement; Consent to Jurisdiction.

(a) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware without proof of actual damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. For the avoidance of doubt, in the event that Section 7.03(g) becomes operative, any Termination Fee paid in accordance with Section 7.03 shall be the sole and exclusive remedy of the other party to the extent set forth in Section 7.03(g).

(b) In addition, each of the parties hereto (a) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any court of the United States located in the State of Delaware, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction is vested in the Federal courts, any court of the United States located in the State of Delaware and (d) consents to service of process being made through the notice procedures set forth in Section 8.02. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). Without limiting other means of service of process permissible under applicable Law, each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 8.02 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

SECTION 8.10. Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby, including but not limited to any dispute arising out of or relating to the Commitment Letter or the performance thereof. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 8.10.

SECTION 8.11. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

[signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

XEROX CORPORATION

By:	/s/ URSULA M. BURNS
Name:	Ursula M. Burns
Title:	Chief Executive Officer

BOULDER ACQUISITION CORP.

By:	/s/ URSULA M. BURNS
Name:	Ursula M. Burns
Title:	Chairman, President and Chief Executive Officer

AFFILIATED COMPUTER SERVICES, INC.

By:	/s/ LYNN BLODGETT
Name:	Lynn Blodgett
Title:	Chief Executive Officer

AMENDMENT NO. 1

TO THE

AGREEMENT AND PLAN OF MERGER

AMENDMENT NO. 1 (this “Amendment”) dated as of December 13, 2009 to the Agreement and Plan of Merger (the “Merger Agreement” or the “Agreement”) dated as of September 27, 2009, among XEROX CORPORATION, a New York corporation (“Parent”), BOULDER ACQUISITION CORP., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and AFFILIATED COMPUTER SERVICES, INC., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Section 7.04 of the Merger Agreement provides for the amendment of the Merger Agreement in accordance with the terms set forth therein;

WHEREAS, the parties hereto desire to amend the Merger Agreement as set forth below; and

WHEREAS, the Board of Directors of each of the parties has approved this Amendment and declared it advisable for the respective parties to enter into this Amendment;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Amendment, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Definitions; References. Unless otherwise specifically defined herein, each term used herein shall have the meaning assigned to such term in the Merger Agreement. Each reference to “hereof,” “herein” and “hereunder” and words of similar import when used in the Merger Agreement shall, from and after the date hereof, refer to the Merger Agreement, as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Agreement, as amended hereby, shall in all instances continue to refer to September 27, 2009, references to “the date hereof” and “the date of this Agreement” shall continue to refer to September 27, 2009 and references to the date of the Amendment and “as of the date of the Amendment” shall refer to December 13, 2009.

ARTICLE II

AMENDMENTS TO MERGER AGREEMENT

SECTION 2.01. Amendment to Section 3.01(m)(x). Section 3.01(m)(x) of the Merger Agreement is hereby amended by replacing the reference to “Company Stockholder Approval” with “Requisite Stockholder Approvals.”

SECTION 2.02. Amendment to Section 3.01(s). Section 3.01(s) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(s) Voting Requirements. Except for the vote necessary to satisfy the condition set forth in Section 6.01(a)(i)(y), the affirmative vote of holders of a majority in voting power of the outstanding shares of Company Common Stock, voting together as a single class (the “Company Stockholder Approval”), at the

Company Stockholders’ Meeting or any adjournment or postponement thereof is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Merger and the other transactions contemplated by this Agreement.”

SECTION 2.03. Amendment to Section 4.02(a). Section 4.02(a) of the Merger Agreement is hereby amended by replacing the reference to “Company Stockholder Approval” in the fourth sentence thereof with “Requisite Stockholder Approvals.”

SECTION 2.04. Amendment to Section 4.02(b). Section 4.02(b) of the Merger Agreement is hereby amended by replacing the reference to “Company Stockholder Approval” in the second sentence thereof with “Requisite Stockholder Approvals.”

SECTION 2.05. Amendment to Section 5.01(b). Section 5.01(b) of the Merger Agreement is hereby amended by replacing the reference to “Company Stockholder Approval” in the first sentence thereof with “Requisite Stockholder Approvals.”

SECTION 2.06. Amendment to Section 6.01. The introduction to Section 6.01 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“SECTION 6.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver by Parent and the Company (other than the conditions set forth in Section 6.01(a) which may not be waived by either Parent or the Company) on or prior to the Closing Date of the following conditions:”

SECTION 2.07. Amendment to Section 6.01(a). Section 6.01(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(a) Stockholder Approvals.

(i)(x) The Company Stockholder Approval and (y) the adoption of this Agreement by the affirmative vote of holders of a majority of the outstanding shares of Company Class A Common Stock (other than those shares of Company Class A Common Stock held, directly or indirectly, by holders of Company Class B Common Stock), voting as a single, separate class ((x) and (y) together, the “Requisite Stockholder Approvals”), shall have been obtained at the Company Stockholders’ Meeting or any adjournment or postponement thereof.

(ii) The Parent Stockholder Approval shall have been obtained at the Parent Stockholders’ Meeting or any adjournment or postponement thereof.”

SECTION 2.08. Amendment to Section 7.01. Section 7.01 of the Merger Agreement is hereby amended by replacing the references to “Company Stockholder Approval” in the first sentence of Section 7.01, Section 7.01(b)(iii) and Section 7.01(f) with “Requisite Stockholder Approvals.”

SECTION 2.09. Amendment to Section 7.04. Section 7.04 of the Merger Agreement is hereby amended by replacing the reference to “Company Stockholder Approval” in the first sentence thereof with “Requisite Stockholder Approvals.”

SECTION 2.10. Amendment to Section 8.03(f). Section 8.03(f) of the Merger Agreement is hereby amended by replacing the reference to “Company Stockholder Approval” thereof with “Requisite Stockholder Approvals.”

ARTICLE III

GENERAL PROVISIONS

SECTION 3.01. No Further Amendment. Except as expressly amended hereby, the Merger Agreement is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Merger Agreement.

SECTION 3.02. Effect of Amendment. This Amendment shall form a part of the Merger Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Merger Agreement shall be deemed a reference to the Merger Agreement as amended hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto.

SECTION 3.03. Headings. The headings contained in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment.

SECTION 3.04. Counterparts. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties (including by facsimile or other electronic image scan transaction).

SECTION 3.05. GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

SECTION 3.06. Severability. If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Amendment shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Amendment are fulfilled to the extent possible.

[signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

XEROX CORPORATION

By:	/S/ LAWRENCE A. ZIMMERMAN
Name:	Lawrence A. Zimmerman
Title:	Vice Chairman and Chief Financial Officer

BOULDER ACQUISITION CORP.

By:	/S/ LAWRENCE A. ZIMMERMAN
Name:	Lawrence A. Zimmerman
Title:	Vice President and Treasurer

AFFILIATED COMPUTER SERVICES, INC.

By:	/S/ LYNN R. BLODGETT
Name:	Lynn R. Blodgett
Title:	President and Chief Executive Officer

ANNEX B

VOTING AGREEMENT

BY AND BETWEEN

XEROX CORPORATION

AND

DARWIN DEASON

DATED AS OF SEPTEMBER 27, 2009

INDEX OF DEFINED TERMS

Page
Affiliate	B-1
Agreement	B-1
Beneficial Ownership	B-1
Beneficially Own	B-1
Beneficially Owned	B-1
Class A Common Stock	B-1
Class B Common Stock	B-1
Common Stock	B-1
control	B-2
Covered Shares	B-2
Encumbrance	B-2
Existing Shares	B-2
Existing Voting Agreement	B-2
Locked-Up Covered Shares	B-3
Merger	B-1
Merger Agreement	B-1
Parent	B-1
Permitted Transfer	B-2
Person	B-2
Representatives	B-2
Stockholder	B-1
Subsidiary	B-2
Transfer	B-2
willful and material breach	B-7

VOTING AGREEMENT

VOTING AGREEMENT, dated as of September 27, 2009 (this “Agreement”), by and among Xerox Corporation, a New York corporation (“Parent”), and Darwin Deason (the “Stockholder”).

W I T N E S S E T H:

WHEREAS, concurrently with the execution of this Agreement, Parent, Affiliated Computer Services, Inc. (the “Company”), and Boulder Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”) pursuant to which, among other things, the Company will merge with and into Merger Sub (the “Merger”) and each outstanding share of the Class A common stock, par value $0.01 per share, of the Company (the “Class A Common Stock”) and the Class B common stock, par value $0.01 per share, of the Company (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) will be converted into the right to receive the merger consideration specified therein.

WHEREAS, as of the date hereof, the Stockholder is the record and beneficial owner, in the aggregate, of 2,140,884 shares of Class A Common Stock and 6,599,372 shares of Class B Common Stock.

WHEREAS, as a condition and inducement to Parent entering into the Merger Agreement, Parent has required that the Stockholder agree, and the Stockholder has agreed, to enter into this Agreement and abide by the covenants and obligations with respect to the Covered Shares (as hereinafter defined) set forth herein.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

GENERAL

1.1. Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person.

“Beneficial Ownership” by a Person of any securities means ownership, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, where such Person has or shares with another Person (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended; provided that for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities which may be acquired by such Person pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). The terms “Beneficially Own” and “Beneficially Owned” shall have a correlative meaning.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Covered Shares” means, with respect to the Stockholder, the Stockholder’s Existing Shares, together with any shares of Common Stock or other voting capital stock of the Company and any securities convertible into or exercisable or exchangeable for shares of Common Stock or other voting capital stock of the Company, in each case that the Stockholder has or acquires Beneficial Ownership of on or after the date hereof.

“Encumbrance” means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement).

“Existing Voting Agreement” means the Voting Agreement, dated February 9, 2006 (and amended December 7, 2007), by and between the Company and the Stockholder.

“Existing Shares” means, with respect to the Stockholder, the shares of Common Stock Beneficially Owned and (except as may be set forth on Schedule 1 hereto), owned of record by the Stockholder, as set forth opposite the Stockholder’s name on Schedule 1 hereto.

“Permitted Transfer” means a Transfer by the Stockholder to (i) a descendant, heir, executor, administrator, testamentary trustee, lifetime trustee or legatee of the Stockholder, or (ii) any trust, the trustees of which include only the Stockholder or the Persons named in clause (i) and the beneficiaries of which include only the Stockholder or the Persons named in clause (i), provided that, prior to the effectiveness of such Transfer, such transferee executes and delivers to Parent a written agreement, in form and substance acceptable to Parent, to assume all of Stockholder’s obligations hereunder in respect of the Covered Shares subject to such Transfer and to be bound by the terms of this Agreement, with respect to the Covered Shares subject to such Transfer, to the same extent as the Stockholder is bound hereunder and to make each of the representations and warranties hereunder in respect of the Covered Shares transferred as the Stockholder shall have made hereunder.

“Person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity, or any group comprised of two or more of the foregoing.

“Representatives” means the officers, directors, employees, agents, advisors and Affiliates of a Person.

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, (i) of which such Person or any other Subsidiary of such Person is a general partner, or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

ARTICLE II

VOTING

2.1. Agreement to Vote. (a) Subject to paragraph (b) below, the Stockholder hereby irrevocably and unconditionally agrees that during the term of this Agreement, at the Company Stockholders’ Meeting and at any other meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any written consent of the stockholders of the Company, the Stockholder shall, in each case to the fullest extent that the Covered Shares are entitled to vote thereon or consent thereto:

(i) appear at each such meeting or otherwise cause the Covered Shares to be counted as present thereat for purposes of calculating a quorum; and

(ii) vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of the Covered Shares (I) in favor of the adoption of the Merger Agreement and any other action reasonably requested by Parent in furtherance thereof; (II) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Stockholder contained in this Agreement; and (III) against any Takeover Proposal and against any other action, agreement or transaction that is intended, or could reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement or this Agreement or the performance by the Company of its obligations under the Merger Agreement or by the Stockholder of its obligations under this Agreement, including: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its Subsidiaries (other than the Merger); (B) a sale, lease or transfer of a material amount of assets of the Company or any of its Subsidiaries or any reorganization, recapitalization or liquidation of the Company or any of its Subsidiaries; or (C) any change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company’s certificate of incorporation or bylaws, except, in each case of clauses (I) through (III), if permitted by the Merger Agreement or approved by Parent.

The obligations of the Stockholder specified in this Section 2.1(a) shall, subject to Section 2.1(b) and Section 2.1(c), apply whether or not the Merger or any action described above is recommended by the Board of Directors of the Company (or any committee thereof).

(b) Notwithstanding Section 2.1(a), in the event of a Company Adverse Recommendation Change (as defined in the Merger Agreement) made in compliance with the Merger Agreement in connection with a Superior Proposal (as defined in the Merger Agreement), the obligation of the Stockholder to vote Covered Shares as to which the Stockholder controls the right to vote in the manner set forth in Section 2.1(a) shall be modified such that:

(i) the Stockholder shall vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, an amount of Covered Shares equal to twenty-one and eight-tenths of a percent (21.8%) of the total voting power of the outstanding shares of Common Stock (the “Locked-Up Covered Shares”), voting together as a single class, entitled to vote in respect of such matter, as provided in Section 2.1(a)(ii); and

(ii) the Stockholder, in his sole discretion, shall vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of his remaining Covered Shares in any manner he chooses.

(c) Notwithstanding Section 2.1(a), in the event of a Company Adverse Recommendation Change (as defined in the Merger Agreement) made in compliance with the Merger Agreement, other than a Company Adverse Recommendation Change made in connection with a Superior Proposal, the obligation of the Stockholder to vote Covered Shares as to which the Stockholder controls the right to vote in the manner set forth in Section 2.1(a) shall be modified such that:

(i) the Stockholder shall vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering the Locked-Up Covered Shares, voting together as a single class, entitled to vote in respect of such matter, as provided in Section 2.1(a)(ii); and

(ii) the Stockholder shall cause all remaining Covered Shares so entitled to vote to be voted in a manner that is proportionate to the manner in which all shares of Common Stock (other than shares voted by the Stockholder) which are voted in respect of such matter, are voted.

2.2. No Inconsistent Agreements. Subject to Section 4.3(b)(ii) and except as set forth on Schedule 2 hereto, the Stockholder hereby covenants and agrees that, except for this Agreement and the Existing Voting Agreement, the Stockholder (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Covered Shares, (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy (except pursuant to Section 2.3 hereof), consent or power of attorney with respect to the Covered Shares and (c) has not taken and shall not knowingly take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing any of its obligations under this Agreement.

2.3. Proxy. Subject to Section 4.3(b)(ii), the Stockholder hereby irrevocably appoints as his proxy and attorney-in-fact, Lawrence A. Zimmerman and James A. Firestone, in their respective capacities as officers of Parent, and any individual who shall hereafter succeed to any such officer of Parent, and any other Person designated in writing by Parent (collectively, the “Grantees”), each of them individually, with full power of substitution, to vote or execute written consents with respect to the Covered Shares in accordance with Section 2.1(a), 2.1(b)(i) and 2.1(c)(i) hereof and, in the discretion of the Grantees, with respect to any proposed postponements or adjournments of any annual or special meetings of the stockholders of the Company at which any of the matters described in Section 2.1(a) was to be considered. This proxy is coupled with an interest and shall be irrevocable, and the Stockholder will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by the Stockholder with respect to the Covered Shares. Parent may terminate this proxy with respect to the Stockholder at any time at its sole election by written notice provided to the Stockholder. Notwithstanding anything to the contrary in this Agreement, the proxy granted by this Section 2.3 shall terminate and be of no further force and effect upon the termination of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

(a) Authorization; Validity of Agreement; Necessary Action. The Stockholder has the requisite capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b) Ownership. The Stockholder’s Existing Shares are, and all of the Covered Shares owned by the Stockholder from the date hereof through and on the Closing Date will be, Beneficially Owned and owned of record by the Stockholder except to the extent such Covered Shares are Transferred after the date hereof pursuant to a Permitted Transfer. Except as set forth on Schedule 2 hereto and for the Existing Voting Agreement, the Stockholder has good and marketable title to the Stockholder’s Existing Shares, free and clear of any Encumbrances other than those imposed by applicable securities laws. As of the date hereof, the Stockholder’s Existing Shares constitute all of the shares of Common Stock Beneficially Owned or owned of record by the Stockholder. Except as set forth on Schedule 2 hereto and for the Existing Voting Agreement, and subject to Section 4.3(b)(ii), the Stockholder has and will have at all times through the Closing Date sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article II hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Stockholder’s Existing Shares and with respect to all of the Covered Shares owned by the Stockholder at all times through the Closing Date.

(c) No Violation. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations under this Agreement will not, (i) conflict with or violate any law, ordinance or regulation of any Governmental Entity applicable to the Stockholder or by which any of its assets or properties is bound, or (ii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on the properties or assets of the Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of his assets or properties is bound, except for any of the foregoing as could not reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(d) Consents and Approvals. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations under this Agreement and the consummation by it of the transactions contemplated hereby will not, require the Stockholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity.

(e) Absence of Litigation. There is no Action pending or, to the knowledge of the Stockholder, threatened against or affecting the Stockholder or any of its Affiliates before or by any Governmental Entity that could reasonably be expected to materially impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(f) Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent, Merger Sub or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of the Stockholder.

(g) Reliance by Parent and Merger Sub. The Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations and warranties of Stockholder contained herein. The Stockholder understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other transactions contemplated thereby.

ARTICLE IV

OTHER COVENANTS

4.1. Prohibition on Transfers, Other Actions. Subject to Section 4.3(b)(ii) and except as set forth on Schedule 2 hereto, the Stockholder hereby agrees not to (i) Transfer any of the Covered Shares, Beneficial Ownership thereof or any other interest therein unless such Transfer is a Permitted Transfer; (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, the Stockholder’s representations, warranties, covenants and obligations under this Agreement; or (iii) take any action that could restrict or otherwise affect the Stockholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement. Any Transfer in violation of this provision shall be void.

4.2. Stock Dividends, etc. In the event of a stock split, stock dividend or distribution, or any change in the Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4.3. No Solicitation; Support of Takeover Proposals. (a) Subject to paragraph (b) below, the Stockholder hereby agrees that during the term of this Agreement it shall not, and shall not permit any of its Subsidiaries, Affiliates or Representatives to, (i) solicit, knowingly initiate or knowingly encourage, or knowingly facilitate any Takeover Proposal or the making or consummation thereof, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information in connection with, or enter into any agreement with respect to, any Takeover Proposal, (iii) waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any person (other than Parent) in favor of Stockholder and with respect to the Company or any of its Subsidiaries, (iv) make or participate in, directly or indirectly, a “solicitation” of “proxies” (as such terms are used in the rules of the U.S. Securities and Exchange Commission) or powers of attorney or similar rights to vote, or seek to advise or influence any Person, with respect to the voting of any shares of Common Stock in connection with any vote or other action on any matter, other than to recommend that stockholders of the Company vote in favor of the adoption of the Merger Agreement and as otherwise expressly provided in this Agreement, (v) approve, adopt or recommend, or publicly propose to approve, adopt or recommend a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar Contract providing for, with respect to, or in connection with any Takeover Proposal, or (vi) agree or publicly propose to do any of the foregoing. The Stockholder hereby agrees immediately to cease and cause to be terminated all discussions or negotiations with any Person conducted heretofore other than Parent with respect to any Takeover Proposal, and will take the necessary steps to inform its Affiliates and Representatives of the obligations undertaken by the Stockholder pursuant to this Agreement, including this Section 4.3. The Stockholder agrees that any violation of this Section 4.3 by any of its Affiliates or Representatives shall be deemed to be a violation by the Stockholder of this Section 4.3.

(b) Notwithstanding anything to the contrary in paragraph (a) above, (1) the foregoing paragraph (a) shall not prohibit, limit or otherwise restrict the Stockholder in his capacity as a director or officer of the Company and (2) the provisions of the foregoing paragraph (a) shall not apply with respect to a Person who has made a Takeover Proposal that the Board of Directors of the Company (acting through the Special Committee, if then in existence) has determined constitutes or could reasonably be expected to lead to a Superior Proposal in accordance with Section 4.02 of the Merger Agreement, and in such instance:

(i) the Stockholder (in his capacity as a stockholder of the Company) and his Affiliates and Representatives shall be free to participate in any discussions or negotiations regarding any Takeover Proposal; and

(ii) from and after a Company Adverse Recommendation Change made in compliance with the Merger Agreement in connection with a Superior Proposal, Sections 2.2, 2.3 and 4.1 shall apply only with respect to the Locked-Up Covered Shares and, for the avoidance of doubt, the Stockholder, in his sole discretion, is able to enter into any voting agreement, proxy, consent or power of attorney with respect to, or Transfer, the remaining Covered Shares.

(c) For the purposes of this Section 4.3 and Section 4.4, the Company shall be deemed not to be an Affiliate or Subsidiary of the Stockholder, and any officer, director, employee, agent or advisor of the Company (in each case, in their capacities as such) shall be deemed not to be a Representative of the Stockholder.

4.4. Notice of Acquisitions, Proposals Regarding Permitted Transfers. The Stockholder hereby agrees to notify Parent as promptly as practicable (and in any event within 48 hours) in writing of (i) the number of any additional shares of Common Stock or other securities of the Company of which the Stockholder acquires Beneficial Ownership on or after the date hereof, (ii) any inquiries or proposals which are received by, any information which is requested from, or any negotiations or discussions which are sought to be initiated or continued with, the Stockholder (in his capacity as a stockholder of the Company) or any of its Affiliates with respect to any Takeover Proposal or any other matter referred to in Section 4.3 (including the material terms thereof and the identity of such person(s) making such inquiry or proposal, requesting such information or seeking to initiate or continue such negotiations or discussions, as the case may be) and (iii) any proposed Permitted Transfers of the Covered Shares, Beneficial Ownership thereof or any other interest therein. The Stockholder will keep Parent reasonably informed in all material respects of any related developments, discussions and negotiations relating to the matters described in clause (ii) of the preceding sentence (including any change to the proposed terms thereof) and shall provide to Parent as soon as reasonably practicable after receipt or delivery thereof copies of all correspondence and other written materials sent or provided to Stockholder or any of its Subsidiaries from any person that describes the terms or conditions of any Takeover Proposal or other proposal that is the subject of any such inquiry, proposals or information requests.

4.5. Waiver of Appraisal Rights. To the fullest extent permitted by applicable law, the Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it may have under applicable law.

4.6. Further Assurances. From time to time, at Parent’s request and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to effect the actions and consummate the transactions contemplated by this Agreement. Without limiting the foregoing, the Stockholder hereby authorizes Parent to publish and disclose in any announcement or disclosure required by the SEC and in the Proxy Statement the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s obligations under this Agreement.

ARTICLE V

MISCELLANEOUS

5.1. Termination. This Agreement shall remain in effect until the earliest to occur of (a) the Effective Time; (b) the termination of the Merger Agreement; and (c) the making of any waiver, amendment or other modification of the Merger Agreement or the Certificate of Amendment that (i) reduces the amount or value of, or changes the type of, consideration payable to holders of Class A Common Stock or Class B Common Stock in the Merger or (ii) is otherwise adverse to holders of Class A Common Stock or Class B Common Stock; provided, however, that the provisions of this Section 5.1 and Sections 5.4 through 5.14 shall survive any termination of this Agreement without regard to any temporal limitation. Nothing in this Section 5.1 and no termination of this Agreement shall relieve any party hereto from any liability or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud or the willful and material breach by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching was the conscious object of the act or failure to act.

5.2. [intentionally omitted]

5.3. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholder, and Parent shall have no authority to direct the Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

5.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first Business Day following the date of dispatch if delivered by a recognized next day courier service or on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, post prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to Parent to:

Xerox Corporation

45 Glover Avenue

Norwalk, CT 06856

Fax: (203) 849-5134

Attention: Chief Financial Officer

with a copy to:

Xerox Corporation

45 Glover Avenue

Norwalk, CT 06856

Fax: (203) 849-5152

Attention: General Counsel

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Fax: (212) 455-2502

Attention: Mario Ponce

(b)	if to the Stockholder, to:

Darwin Deason

8181 Douglas Avenue

10th Floor

Dallas, Texas 75225

with a copy to:

Proskauer Rose LLP

1585 Broadway

New York, New York 10036

Fax: (212) 969-2900

Attention: Peter Samuels

5.5. Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.

5.6. Counterparts. This Agreement may be executed by facsimile or other image scan transmission and in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

5.7. Entire Agreement. This Agreement and, to the extent referenced herein, the Merger Agreement, together with the several agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto, embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written and oral, that may have related to the subject matter hereof in any way.

5.8. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In addition, each of the parties hereto (a) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and the courts of the United States of America located in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or a court of the United States of America located in the State of Delaware.

(b) Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 5.8.

5.9. Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by Parent and the Stockholder with the prior written consent of the Company (which such consent shall not be unreasonably withheld or delayed). Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to Parent and the Stockholder.

5.10. Remedies. (a) In the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, each party hereto agrees that the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. Each party hereto agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy. Each party hereto waives all other remedies, including monetary remedies, with respect to any breaches of any covenants or agreements hereunder.

(b) All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

5.11. Severability. Any term or provision of this Agreement which is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner adverse to any party or its stockholders. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties as closely as possible and to the end that the transactions contemplated hereby shall be fulfilled to the maximum extent possible.

5.12. Successors and Assigns; Third Party Beneficiaries. Except in connection with a Permitted Transfer as provided herein, neither this Agreement nor any of the rights or obligations of any party under this Agreement shall be assigned, in whole or in part (by operation of law or otherwise), by any party without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto and, (i) with respect to Section 5.9, the Company or their respective successors and permitted assigns and (ii) with respect to Section 5.14, the Financing Sources (as defined in the Merger Agreement) and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

5.13. Capacity as a Stockholder. The Stockholder does not make any agreement or understanding herein in his capacity as a director or officer of the Company. The Stockholder makes his agreements and understandings herein solely in his capacity as the record holder and beneficial owner of the Covered Shares and, notwithstanding anything to the contrary herein, nothing herein shall limit or affect any actions taken by the Stockholder in his capacity as a director or officer of the Company.

5.14. Forum with respect to Financing Sources. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to the Merger Agreement or any of the transactions contemplated by the Merger Agreement, including but not limited to any dispute arising out of or relating in any way to the Commitment Letter (as defined in the Merger Agreement) or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and, in either case, appellate courts thereof).

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

XEROX CORPORATION

By	/s/ URSULA M. BURNS
Name:	Ursula M. Burns
Title:	Chief Executive Officer

DARWIN DEASON

/s/ DARWIN DEASON
Darwin Deason

Schedule 1

STOCKHOLDER INFORMATION

Name	Existing Shares
Darwin Deason Address for Notices: 8181 Douglas Avenue 10th Floor Dallas, Texas 75225	2,140,884 shares of Class A Common Stock 6,599,372 shares of Class B Common Stock

Schedule 2

ENCUMBRANCES

The Stockholder has pledged 2,132,894 shares of Class A Common Stock to four financial institutions.

The Stockholder has granted “European” style call options on 2,000,000 shares of Class A Common Stock. These options are exercisable on March 15, 2010.

ANNEX C

1001 Page Mill Road Building 4, Suite 100 Palo Alto, CA 94304

September 27, 2009

The Board of Directors

Affiliated Computer Services, Inc.

2828 North Haskell

Dallas, Texas 75204

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Class A common stock of Affiliated Computer Services, Inc. (“ACS”) of the Class A Merger Consideration (defined below) to be received by such holders (other than those holders who are also holders of the Class B common stock of ACS and their affiliates) (the “Unaffiliated Class A Holders”) pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of September 27, 2009 (the “Merger Agreement”), among Xerox Corporation (“Xerox”), Boulder Acquisition Corp. (“Merger Sub”) and ACS. In connection with the Merger Agreement, a Voting Agreement, dated as of September 27, 2009 (the “Voting Agreement”), was entered into between Xerox and Darwin Deason (“Stockholder”). As more fully described in the Merger Agreement, ACS will be merged with and into Merger Sub (the “Merger”) and (i) each outstanding share of the Class A common stock, par value $0.01 per share, of ACS (“ACS Class A Common Stock”) (other than shares of ACS Class A Common Stock held by ACS as treasury stock, beneficially owned by a subsidiary of ACS or as to which dissenters’ rights have been perfected) will be converted into the right to receive 4.935 shares of common stock, par value $1.00 per share, of Xerox (“Xerox Common Stock”) and $18.60 in cash, without interest (together, the “Class A Merger Consideration”) and (ii) each outstanding share of the Class B common stock, par value $0.01 per share, of ACS (“ACS Class B Common Stock”) (other than shares of ACS Class B Common Stock held by ACS as treasury stock, beneficially owned by a subsidiary of ACS or as to which dissenters’ rights have been perfected) will be converted into the right to receive 4.935 shares of Xerox Common Stock, $18.60 in cash, without interest, and a fraction of a share of a new series of convertible preferred stock to be issued by Xerox and to be designated as Series A Convertible Perpetual Preferred Stock, par value $1.00 per share (the “Xerox Preferred Stock”), equal to 300,000 divided by the number of shares of ACS Class B Common Stock issued and outstanding as of the time the Merger becomes effective (together, the “Class B Merger Consideration”).

In arriving at our opinion, we reviewed the Merger Agreement and the Voting Agreement and held discussions with certain senior officers, directors and other representatives and advisors of ACS and certain senior officers and other representatives and advisors of Xerox concerning the businesses, operations and prospects of ACS and Xerox. We examined certain publicly available business and financial information relating to ACS and Xerox as well as certain financial forecasts and other information and data relating to ACS and Xerox which were provided to or discussed with us by the respective managements of ACS and Xerox, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of ACS and Xerox to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of ACS Class A Common Stock and Xerox Common Stock; the historical and projected earnings and other operating data of ACS and Xerox; and the capitalization and financial condition of ACS and Xerox. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other

The Board of Directors Affiliated Computer Services, Inc. September 27, 2009 Page 2

companies whose operations we considered relevant in evaluating those of ACS and Xerox. We also evaluated certain potential pro forma financial effects of the Merger on Xerox. In connection with our engagement and at the direction of ACS, we were requested to approach, and we held discussions with, selected third parties to solicit indications of interest in the possible acquisition of ACS. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of ACS and Xerox that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to ACS and Xerox provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of ACS and Xerox that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of ACS and Xerox as to the future financial performance of ACS and Xerox, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the Merger and the other matters covered thereby.

We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement, including, among other things, that Xerox will obtain financing for the Merger in accordance with the terms set forth in the Commitment Letter (as defined in the Merger Agreement), and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on ACS, Xerox or the contemplated benefits of the Merger. We also have assumed, with your consent, that the Merger will be treated as a tax free reorganization for federal income tax purposes. We are not expressing any opinion as to what the value of Xerox Common Stock or Xerox Preferred Stock actually will be when issued pursuant to the Merger or the price at which the ACS Class A Common Stock or Xerox Common Stock will trade at any time subsequent to the announcement of the Merger. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of ACS or Xerox nor have we made any physical inspection of the properties or assets of ACS or Xerox. Our opinion does not address the underlying business decision of ACS to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for ACS or the effect of any other transaction in which ACS might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Class A Merger Consideration. Further, you have not asked us to comment on, we express no view as to, and our opinion does not address, the fairness from a financial point of view to holders of the ACS Class B Common Stock of the Class B Merger Consideration or the fairness to the Unaffiliated Class A Holders of the payment of the Class B Merger Consideration by Xerox or Merger Sub in connection with the Merger to, or any arrangements entered into by Xerox or Merger Sub, including, without limitation, the Voting Agreement, in connection with the Merger with, the holders of ACS Class B Common Stock or their affiliates. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

The Board of Directors Affiliated Computer Services, Inc. September 27, 2009 Page 3

Citigroup Global Markets Inc. has acted as financial advisor to ACS in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We and our affiliates in the past have provided, and currently provide, services to ACS and Xerox unrelated to the proposed Merger, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, (i) acting as administrative agent, sole lead arranger and book runner and co-syndication agent under ACS’s existing $1.8 billion senior secured term loan facility and $1 billion senior secured revolving credit facility, (ii) acting as financial advisor to ACS in connection with the acquisition of Anix in May 2009, (iii) acting as share repurchase agent to ACS in connection with a $200 million share repurchase in November 2007, (iv) acting as administrative agent, joint lead arranger and joint book runner on an existing $2 billion credit facility for Xerox, (v) acting as joint book running manager in Xerox’s $750 million offering of 8.25% senior notes in May 2009 and (vi) acting as joint book running manager in Xerox’s $1.0 billion offering of 6.35% senior notes and $400 million offering of 5.65% senior notes in April 2008. We and our affiliates also have provided and currently provide financial and advisory services to Stockholder. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of ACS and Xerox for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) maintain relationships with ACS, Xerox and their respective affiliates, including, but not limited to, the following: Xerox’s Chairman is a member of Citigroup Inc.’s Board of Directors, the former Chairman of Citigroup Inc.’s Board of Directors is a member of Xerox’s Board of Directors and a former senior executive of Citigroup Inc. is a member of ACS’s Board of Directors.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of ACS in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Class A Merger Consideration is fair, from a financial point of view, to the Unaffiliated Class A Holders.

Very truly yours,

/S/    CITIGROUP GLOBAL MARKETS INC.

CITIGROUP GLOBAL MARKETS INC.

ANNEX D

E V E R C O R E G R O U P L. L. C.

September 27, 2009

The Strategic Transaction Committee of the Board of Directors of

Affiliated Computer Services, Inc.

2828 North Haskell

Dallas, Texas 75204

Members of the Committee:

We understand that Affiliated Computer Services, Inc., a Delaware corporation (“ACS” or the “Company”), proposes to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), with Xerox Corporation, a New York corporation (“Xerox”), and Boulder Acquisition Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Xerox (“Merger Sub”), pursuant to which ACS will be merged with and into Merger Sub (the “Merger”). As a result of the Merger, each outstanding share of Class A Common Stock, par value $0.01 per share, of the Company (the “Company Class A Common Stock”), other than shares owned directly or indirectly by Xerox or by ACS and Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive (a) $18.60 in cash (the “Cash Consideration”) and (b) 4.935 shares of common stock, par value $1.00 per share, of Xerox (“Xerox Common Stock” and, such shares of Xerox Common Stock, together with the Cash Consideration, the “Merger Consideration”). In addition, each outstanding share of Class B Common Stock, par value $0.01 per share, of the Company (the “Company Class B Common Stock”), other than shares owned directly or indirectly by Xerox or by ACS and Dissenting Shares, will be converted into the right to receive (a) the Merger Consideration and (b) a fraction of a share of Series A Convertible Perpetual Preferred Stock, par value $1.00 per share, of Xerox equal to 300,000 divided by the number of shares of Class B Common Stock issued and outstanding as of the effective time of the Merger. The terms and conditions of the Merger are more fully set forth in the Merger Agreement, and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

The Strategic Transaction Committee has asked us whether, in our opinion, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Class A Common Stock (other than holders that also hold shares of Class B Common Stock) entitled to receive such Merger Consideration. At the request of the Strategic Transaction Committee, in arriving at our opinion, we have taken into account the additional merger consideration to be received by the holders of the Company Class B Common Stock in the Merger.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to ACS and Xerox that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to ACS and Xerox prepared and furnished to us by management of ACS and Xerox, respectively;

(iii)	reviewed certain non-public projected financial statements and other non-public projected financial and operating data relating to ACS and Xerox prepared and furnished to us by management of ACS and Xerox, respectively;

(iv)	reviewed the amount and timing of the net cost savings and operating synergies estimated by management of ACS and Xerox, respectively, to result from the Merger;

(v)	discussed the past and current operations, financial projections and current financial condition of ACS and Xerox with management of ACS and Xerox, respectively;

(vi)	reviewed the reported prices and the historical trading activity of the Company Class A Common Stock and Xerox Common Stock;

Strategic Transaction Committee of the Board of Directors

September 27, 2009

(vii)	compared the financial performance of ACS and Xerox and the reported prices and the historical trading activity of the Company Class A Common Stock and Xerox Common Stock with those of certain other publicly traded companies that we deemed relevant;

(viii)	reviewed the financial terms, to the extent publicly available, of certain business combination transactions we deemed relevant;

(ix)	reviewed a draft, dated September 27, 2009, of the Merger Agreement, which we assume is in substantially final form and from which we assume the final form will not vary in any respect material for our analysis;

(x)	reviewed a draft, dated September 27, 2009, of the Voting Agreement by and between Xerox and Darwin Deason, which we assume is in substantially final form and from which we assume the final form will not vary in any respect material for our analysis;

(xi)	reviewed a draft, dated September 27, 2009, of the Certificate of Amendment of Certificate of Incorporation of Xerox setting forth the terms of the Xerox Series A Convertible Perpetual Preferred Stock to be issued in the Merger, which we assume is in substantially final form and from which we assume the final form will not vary in any respect material for our analysis;

(xii)	taken into account the additional merger consideration to be received by the holders of the Company Class B Common Stock in the Merger; and

(xiii)	performed such other financial analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to ACS and Xerox referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of ACS and Xerox, respectively, as to the future financial performance of ACS and Xerox under the alternative business assumptions reflected therein. We express no view as to any projected financial data relating to the Company or the assumptions on which they are based. We have relied, at your direction, without independent verification, upon the assessments of the management of ACS and Xerox as to the ability of Xerox to integrate the businesses of ACS and Xerox.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Merger or materially reduce the benefits to the holders of the Company Class A Common Stock of the Merger.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

Strategic Transaction Committee of the Board of Directors

September 27, 2009

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Class A Common Stock, from a financial point of view, of the Merger Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Merger Consideration or otherwise. However, as noted above, in arriving at our opinion, we have taken into account the additional merger consideration to be received by the holders of the Company Class B Common Stock in the Merger. We have assumed that any modification to the structure of the transaction will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Merger. In arriving at our opinion, we had limited discussions with certain third parties of which the Strategic Transaction Committee is aware but were not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the Company Class A Common Stock or Company Class B Common Stock or any business combination or other extraordinary transaction involving the Company. This letter, and our opinion, does not constitute a recommendation to the Strategic Transaction Committee of the Board of Directors or to any other persons in respect of the Merger, including as to how any holder of shares of Company Class A Common Stock or Company Class B Common Stock should vote or act in respect of the Merger. We express no opinion herein as to the price at which shares of the Company or Xerox will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon the rendering of this opinion. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We will also be entitled to receive a success fee if the Merger is consummated. Prior to this engagement, Evercore Group L.L.C. and its affiliates provided financial advisory services to the Company but have not received fees for the rendering of these services. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and Xerox pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to Xerox in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, Xerox and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Strategic Transaction Committee of the Board of Directors in connection with their evaluation of the proposed Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

Strategic Transaction Committee of the Board of Directors

September 27, 2009

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of the shares of Company Class A Common Stock (other than those holders who also hold shares of the Class B Common Stock) entitled to receive such Merger Consideration.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/S/ WILLIAM O. HILTZ
William O. Hiltz
Senior Managing Director

ANNEX E

BLACKSTONE ADVISORY SERVICES L.P.

September 27, 2009

Board of Directors

Xerox Corporation

45 Glover Avenue

Norwalk, CT 06856-4505

Members of the Board:

Xerox Corporation, a New York corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, to be dated as of September 27, 2009 (the “Merger Agreement”), with Boulder Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and Affiliated Computer Services, Inc., a Delaware corporation (“ACS”). Pursuant to the Merger Agreement, ACS will merge with and into Merger Sub (the “Merger”), and (i) each outstanding share of Class A common stock, par value $0.01 per share, of ACS (the “ACS Class A Common Stock”), other than any shares of ACS Class A Common Stock owned by ACS or its subsidiaries or directly or indirectly by the Company or Merger Sub and other than any Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive a combination of (a) $18.60 in cash (the “Class A Cash Consideration”) and (b) 4.935 shares (the “Class A Common Stock Consideration” and together with the Class A Cash Consideration, the “Class A Consideration”) of the Company’s common stock, par value $1.00 per share (the “Company Common Stock”), and (ii) each outstanding share of Class B common stock, par value $0.01 per share, of ACS (the “ACS Class B Common Stock”), other than any shares of ACS Class B Common Stock owned by ACS or its subsidiaries or directly or indirectly by the Company or Merger Sub and other than any Dissenting Shares, will be converted into the right to receive a combination of (a) $18.60 in cash (the “Class B Cash Consideration”), (b) 4.935 shares of Company Common Stock (the “Class B Common Stock Consideration”), and (c) a fraction of a share (as set forth in the Merger Agreement) of the Company’s Series A convertible perpetual preferred stock, par value $1.00 per share (the “Convertible Preferred Consideration”, and together with the Class B Cash Consideration and the Class B Common Stock Consideration, the “Class B Consideration”). The Class A Consideration and the Class B Consideration, taken together and not individually, are collectively referred to herein as the “Consideration.” The terms and conditions of the Merger are fully set forth in the Merger Agreement.

You have asked us whether, in our opinion, the Consideration to be paid by the Company is fair to the Company from a financial point of view.

In arriving at the opinion set forth below, we have, among other things:

•	Reviewed certain publicly available information concerning the business, financial condition, and operations of ACS and the Company that we believe to be relevant to our inquiry.

•

Reviewed certain internal information concerning the business, financial condition, and operations of ACS and the Company prepared and furnished to us by the management of ACS and the Company, respectively, that we believe to be relevant to our inquiry.

•	Reviewed certain internal financial analyses, estimates and forecasts relating to ACS and the Company prepared and furnished to us by the management of ACS and the Company, respectively.

•

Held discussions with members of senior management of ACS and the Company concerning their respective evaluations of the Merger and their businesses, operating and regulatory environments, financial conditions, prospects, and strategic objectives, as well as such other matters as we deemed necessary or appropriate for purposes of rendering this opinion.

•	Reviewed the historical market prices and trading activity for the ACS Class A Common Stock and the Company Common Stock.

•

Compared certain publicly available financial and stock market data for ACS and the Company with similar information for certain other publicly traded companies that we deemed to be relevant that we deem to be generally comparable to the business of ACS and the Company, respectively.

•

Reviewed the publicly available financial terms of certain other business combinations in industries similar to those in which ACS participates and the consideration received for such companies that we believe to be generally relevant.

•

Reviewed (i) a draft of the Merger Agreement dated September 27, 2009, (ii) a draft of the Voting Agreement (as defined in the Merger Agreement) dated September 27, 2009, and (iii) the terms and designations of the Convertible Preferred Consideration as set forth in the draft of the Certificate of Amendment (as defined in the Merger Agreement) dated September 27, 2009.

•

Reviewed the potential pro forma impact of the Merger on the Company’s revenues, cash flows and earnings (both before and after giving effect to the amortization of intangibles expected to result from the Merger).

•	Performed such other financial studies, analyses and investigations, and considered such other matters as we deemed necessary or appropriate for purposes of rendering this opinion.

In preparing this opinion, at your direction, we have relied without assuming responsibility or liability for independent verification upon the accuracy and completeness of all financial and other information that is available from public sources and all projections and other information provided to us by ACS and the Company or otherwise discussed with or reviewed by or for us. We have assumed with your consent that the financial and other projections and pro forma financial information prepared by ACS and the Company and the assumptions underlying those projections and such pro forma information, including the amounts and the timing of all financial and other performance data, have been reasonably prepared in accordance with industry practice and represent management’s best estimates and judgments as of the date of their preparation. We assume at your direction no responsibility for and express no opinion as to such analyses or forecasts or the assumptions on which they are based. We have further relied with your consent upon the assurances of the management of ACS and the Company that they are not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.

In addition, at your direction we also relied, without assuming responsibility or liability for independent verification, upon the views of the management of ACS and the Company relating to the strategic, financial and operational benefits and operating cost savings (including the amount, timing and achievability thereof) anticipated to result from the combination of the operations of ACS and the Company.

We have not been asked to undertake, and have not undertaken, an independent verification of any information, nor have we been furnished with any such verification and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not conduct a physical inspection of any of the properties or assets of ACS or the Company. We did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of ACS or the Company, nor have we been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of ACS or the Company under any state or federal laws.

We also have assumed with your consent that the final executed form of the Merger Agreement, the Voting Agreement and Certificate of Amendment do not differ in any material respects from the drafts reviewed by us and that the consummation of the Merger will be effected in accordance with the terms and conditions of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on ACS or the Company or the contemplated benefits of the Merger. In addition, at your direction, we have assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes and will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company. We are not legal, tax or regulatory advisors and have relied upon without independent verification the assessment of the Company and its legal, tax and regulatory advisors with respect to such matters.

We have not considered the relative merits of the Merger as compared to any other business plan, merger, acquisition or opportunity that might be available to the Company or the effect of any other arrangement in which the Company might engage. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid by the Company in the proposed Merger, and we express no opinion as to the fairness of the Merger to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Merger. Our opinion does not address any other aspect or implication of the Merger, the Merger Agreement, or any other agreement or understanding entered into in connection with the Merger or otherwise. We also express no opinion as to the fairness of the amount or nature of any compensation to any officers, directors or employees of any party to the Merger, or any class of such persons, relative to the Consideration to be paid by the Company in the Merger or with respect to the fairness of any such compensation.

Our opinion is necessarily based upon economic, market, monetary, regulatory and other conditions as they exist and can be evaluated, and the information made available to us, as of the date hereof. Furthermore, we are not expressing any opinion as to the impact of the Merger on the solvency or viability of the Company (after giving effect to the Merger) or the ability of the Company (after giving effect to the Merger) to pay its obligations when they become due or as to the price at which the Company Common Stock or the ACS Class A Common Stock will trade at any future time.

This opinion does not constitute a recommendation to any shareholder as to how such holder should vote with respect to the Merger or other matter, and should not be relied upon by any shareholder as such. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. This opinion has been approved by a fairness committee in accordance with established procedures.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger only and, without our prior written consent, is not to be quoted, summarized, paraphrased or excerpted, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other report, document, release or other written or oral communication prepared, issued or transmitted by the Board of Directors, including any committee thereof, or the Company. However, Blackstone Advisory Services L.P. (“Blackstone”) understands that the existence of any opinion may be disclosed by the Company in a press release. In addition, a description of this opinion may be contained in, and a copy of this opinion may be included as an exhibit to, the disclosure documents the Company is required to make with the Securities and Exchange Commission in connection with the Merger if such inclusion is required by applicable law, provided that Blackstone agrees to not unreasonably withhold its written approval for such use as appropriate following Blackstone’s review of, and reasonable opportunity to comment on, any description or reference to us or this opinion in such document.

We have acted as financial advisor to the Company with respect to the Merger and will receive a fee from the Company for our services which is contingent upon the consummation of the Merger. A portion of our fees will also be payable upon delivery of this opinion. In addition, the Company has agreed to reimburse us for out-of-pocket expenses and to indemnify us for certain liabilities arising out of the performance of such services (including the rendering of this opinion). In addition, we have performed other investment banking and financial advisory services for the Company and ACS in the past for which we have received customary compensation. In the ordinary course of our and our affiliates’ businesses, we and our affiliates may actively trade or hold the securities of ACS or the Company or any of their affiliates for our or their own account or for others and, accordingly, may at any time hold a long or short position in such securities.

Based on the foregoing and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid by the Company in the proposed Merger is fair to the Company from a financial point of view.

Very truly yours,

/s/ Blackstone Advisory Services L.P.

Blackstone Advisory Services L.P.

ANNEX F

September 27, 2009

The Board of Directors

Xerox Corporation

45 Glover Avenue

Norwalk, CT 06856-4505

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Xerox Corporation (the “Company”) of the consideration to be paid by the Company in the proposed merger (the “Transaction”) of a wholly-owned subsidiary of the Company with Affiliated Computer Services, Inc. (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Boulder Acquisition Corp. (“Merger Sub”) and the Merger Partner, the Merger Partner will merge with and into Merger Sub, and (i) each outstanding share of Class A common stock, par value $0.01 per share, of the Merger Partner (the “Merger Partner Class A Common Stock”), other than any shares of Merger Partner Class A Common Stock owned by the Merger Partner or its subsidiaries or directly or indirectly by the Company or Merger Sub and other than any Dissenting Shares (as defined in the Agreement), will be converted into the right to receive a combination of (a) $18.60 in cash (the “Class A Cash Consideration”) and (b) 4.935 shares (the “Class A Common Stock Consideration”, and together with the Class A Cash Consideration, the “Class A Consideration”) of the Company’s common stock, par value $1.00 per share (the “Company Common Stock”), and (ii) each outstanding share of Class B common stock, par value $0.01 per share, of the Merger Partner (the “Merger Partner Class B Common Stock”), other than any shares of Merger Partner Class B Common Stock owned by the Merger Partner or its subsidiaries or directly or indirectly by the company or Merger Sub and other than any Dissenting Shares, will be converted into the right to receive a combination of (a) $18.60 in cash (the “Class B Cash Consideration”), (b) 4.935 shares of Company Common Stock (the “Class B Common Stock Consideration), and (c) a fraction of a share (as set forth in the Agreement) of the Company’s Series A convertible perpetual preferred stock, par value $1.00 per share (the “Convertible Preferred Consideration, and together with the Class B Cash Consideration and the Class B Common Stock Consideration, the “Class B Consideration”). The Class A Consideration and the Class B Consideration, taken together and not individually, are collectively referred to herein as the “Consideration”. The terms and conditions of the Transaction are fully set forth in the Merger Agreement.

In arriving at our opinion, we have (i) reviewed drafts dated September 27, 2009 of the Agreement and the Voting Agreement (as defined in the Agreement); (ii) reviewed the terms and designations of the Convertible Preferred Consideration as set forth in the draft dated September 27, 2009 of the Certificate of Amendment (as defined in the Agreement) ; (iii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iv) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (v) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Class A Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (vi) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of the Merger Partner and the Company relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes and will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement, and that the definitive Agreement, Voting Agreement and Certificate of Amendment will not differ in any material respects from the drafts thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid by the Company in the proposed Transaction and we express no opinion as to the fairness of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid by the Company in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Merger Partner Class A Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a portion of which is payable upon the delivery of this opinion and a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner on two offerings of debt securities of the Company in April 2008 and May 2009, respectively. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. We anticipate that we and our affiliates will arrange and/or provide financing to the Company in connection with the Transaction for customary compensation. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other significant financial advisory or other significant commercial or investment banking relationships with the Merger Partner. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid by the Company in the proposed Transaction is fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities Inc. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES INC.

J.P. MORGAN SECURITIES INC.

ANNEX G

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to $§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of

Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

(8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21.)

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.	Indemnification of Directors and Officers.

The registrant, a New York corporation, is empowered by Sections 721-726 of the NYBCL, subject to the procedures and limitations therein, to indemnify and hold harmless any director or officer or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions, if any, as are set forth in its certificate of incorporation or bylaws.

The registrant’s certificate of incorporation does not contain indemnification provisions. Article VIII of the bylaw of the registrant requires the registrant to indemnify any person made or threatened to be made a party in any civil or criminal action or proceeding, including an action or proceeding by or in the right of the registrant to procure a judgment in its favor or by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the registrant served in any capacity at the request of the registrant, by reason of the fact that he, his testator or intestate is or was a director or officer of the registrant or serves or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys’ fees, incurred in connection with such action or proceeding, or any appeal therein, provided that no such indemnification shall be required with respect to any settlement unless the company shall have given its prior approval thereto.

ITEM 21.	Exhibits and Financial Statement Schedules.

The exhibits listed below in the “Exhibit Index” are filed as part of, or are incorporated by reference in, this Registration Statement.

ITEM 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

•	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

•

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

•

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

•

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

•	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

•

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

•

That, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d) The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Norwalk, state of Connecticut, on December 14, 2009.

XEROX CORPORATION

By:	/S/ DON H. LIU
Name:	Don H. Liu
Title:	Senior Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated below on December 14, 2009.

Signature	Title

* Ursula M. Burns	Chief Executive Officer and Director (Principal Executive Officer)

* Lawrence A. Zimmerman	Vice Chairman and Chief Financial Officer (Principal Financial Officer)

* Gary R. Kabureck	Vice President and Chief Accounting Officer (Principal Accounting Officer)

* Glenn A. Britt	Director

* Richard J. Harrington	Director

* William Curt Hunter	Director

* Robert A. McDonald	Director

* Anne M. Mulcahy	Director

* Charles Prince	Director

* Ann N. Reese	Director

* Mary Agnes Wilderotter	Director

* By:	/S/ DON H. LIU
Name:	Don H. Liu
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Document

2.1	Agreement and Plan of Merger, dated as of September 27, 2009, among Xerox Corporation, Boulder Acquisition Corp. and Affiliated Computer Services, Inc. (attached as Annex A to the joint proxy statement/prospectus which is part of this Registration Statement)

2.2.	Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 13, 2009, among Xerox Corporation, Boulder Acquisition Corp. and Affiliated Computer Services, Inc. (attached as Annex A to the joint proxy statement/prospectus which is part of this Registration Statement)

3.1	Restated Certificate of Incorporation of Registrant filed with the Department of State of New York on November 7, 2003, as amended by Certificate of Amendment to Certificate of Incorporation filed with the Department of State of New York on August 19, 2004, Certificate of Change filed with the Department of State of the State of New York on October 31, 2007, Certificate of Amendment to Certificate of Incorporation filed with the Department of State of the State of New York on May 29, 2008 and Certificate of Amendment to Certificate of Incorporation filed with the Department of State of the State of New York on February 13, 2009 (incorporated by reference to Exhibit 3(a) to Registrant’s Form 10-K for the year ended December 31, 2008)

3.2	By-Laws of Registrant, as amended through May 21, 2009 (incorporated by reference to Exhibit 3(b) to Registrant’s Current Report on Form 8-K filed with the SEC on May 28, 2009)

3.3	Form of Certificate of Amendment to Certificate of Incorporation to be filed with the Department of State of the State of New York**

5.1	Opinion of Don H. Liu, Esq., Senior Vice President, General Counsel and Secretary of Xerox Corporation, as to the validity of the shares of Xerox common stock**

8.1	Opinion of Simpson Thacher & Bartlett LLP*

8.2	Opinion of Cravath, Swaine & Moore LLP*

10.1	Debt Commitment Letter from Debt Commitment Letter from JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc., dated as of September 27, 2009 (incorporated by reference to Exhibit 10.2 to Registrant’s Current Report on Form 8-K filed with the SEC on September 28, 2009)

23.1	Consent of Don H. Liu, Esq., Senior Vice President, General Counsel and Secretary of Xerox Corporation (included in Exhibit 5.1 hereto)

23.2	Consent of PricewaterhouseCoopers LLP, independent accountants for Xerox Corporation**

23.3	Consent of PricewaterhouseCoopers LLP, independent accountants for Affiliated Computer Services, Inc.**

23.4	Consent of Value Incorporated

23.5	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1 hereto)*

23.6	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 8.2 hereto)*

24.1	Powers of Attorney of Directors and Officers of Registrant (previously included on signature page to this Registration Statement)

99.1	Consent of Blackstone Advisory Services L.P.**

99.2	Consent of Citigroup Global Markets Inc.

99.3	Consent of Evercore Group L.L.C.

99.4	Consent of J.P. Morgan Securities Inc.**

99.5	Form of Xerox Corporation Proxy Card

99.6	Form of Affiliated Computer Services, Inc. Proxy Card

*	To be filed by amendment
**	Previously filed